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As filed with the Securities and Exchange Commission on November 26, 2003

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-4
REGISTRATION STATEMENT
Under
THE SECURITIES ACT OF 1933

NORTH AMERICAN SCIENTIFIC, INC.
(Exact name of registrant as specified in its charter)

Delaware (State or Other Jurisdiction of Incorporation or Organization)	2835 (Primary Standard Industrial Classification Code Number)	51-0366422 (I.R.S. Employer Identification Number)
20200 Sunburst Street Chatsworth, California 91311 (818) 734-8600 (Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant's Principal Executive Offices)

L. Michael Cutrer
President and Chief Executive Officer
20200 Sunburst Street
Chatsworth, California 91311
(818) 734-8600
(Name, Address, Including Zip Code, and Telephone Number,
Including Area Code, of Agent for Service)

Copies to:
Mark Mihanovic, Esq. McDermott, Will & Emery 2049 Century Park East, Suite 3400 Los Angeles, California 90067 Phone: (310) 277-4110 Fax: (310) 277-4730	Mark Baseman, Esq. Cohen & Grigsby, P.C. 11 Stanwix Street, 15th Floor Pittsburgh, Pennsylvania 15222 Phone: (412) 297-4900 Fax: (412) 297-0672

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effectiveness of this Registration Statement and the effective time of the merger of NOMOS Corporation with and into AM Capital I, Inc., a wholly owned subsidiary of the Registrant, as described in the Agreement and Plan of Merger, dated as of October 26, 2003, as amended, included as Annex A-1 and Annex A-2 to the joint proxy statement/prospectus forming a part of this Registration Statement.

        If the securities being registered on this form are being offered in connection with the formation of a holding company and are in compliance with General Instruction G, check the following box.    ☐

        If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

        If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration for the same offering.    ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price Per Unit	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee

Common stock, par value $0.01 per share	7,440,332	N/A	$244.66	$0.02

(1)
Represents the maximum number of shares of common stock, $0.01 par value per share, of the Registrant that may be issued in connection with the merger described herein.

(2)
Estimated solely for purposes of calculating the registration fee required by the Securities Act of 1933, as amended, pursuant to Rule 457(f)(2) under the Securities Act, as one-third of the aggregate par value of outstanding NOMOS Corporation (NOMOS) capital stock, which aggregate par value is $733.99 computed as of November 24, 2003, the latest practicable date prior to the date of filing of this registration statement. NOMOS is a privately held corporation with no market for its securities.

        THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SECTION 8(a), MAY DETERMINE.

The information in this joint proxy statement/prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission of which this joint proxy statement/prospectus is a part is effective. This joint proxy statement/prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted. This joint proxy statement/prospectus does not constitute a solicitation of a proxy in any jurisdiction in which it is unlawful to make such proxy solicitation.

Subject to Completion, Dated November [    ], 2003

MERGER PROPOSAL—YOUR VOTE IS IMPORTANT

        The boards of directors of North American Scientific, Inc. (NASI) and NOMOS Corporation (NOMOS) unanimously have approved a merger designed to continue NASI's and NOMOS' growth and leadership in the field of radiation therapy. We believe the combined company will be able to create more stockholder value than could be achieved by either company individually. We ask for your support in voting in favor of the proposals to be presented at our special meetings.

        If the merger is consummated, NOMOS stockholders will receive, subject to certain escrow arrangements for indemnification obligations, 0.891 shares of NASI common stock for each share of NOMOS common stock they hold, approximately 1.212 shares of NASI common stock for each share of NOMOS series A preferred stock they hold, 0.603 shares of NASI common stock and $2.15 per share in cash for each share of NOMOS series B preferred stock they hold, and 0.340 shares of NASI common stock and $5.99 per share in cash for each share of NOMOS series C preferred stock they hold, plus in each case cash in lieu of fractional shares. NASI stockholders will continue to own their existing NASI shares. Pursuant to the merger, NOMOS will merge with and into AM Capital I, Inc., a wholly owned subsidiary of NASI formed for the purpose of effecting the merger. AM Capital I, Inc. will be the surviving corporation in the merger and will change its name immediately following the merger to "NOMOS Corporation". The shares of the combined company will be traded on the Nasdaq National Market under the symbol "NASI".

        We are asking NASI stockholders to approve the merger agreement, the proposed merger, the issuance of the shares of NASI common stock in connection with the merger and the other transactions contemplated by the merger agreement and two amendments to the Amended and Restated 1996 Stock Option Plan, one of which would to permit the issuance of replacement options in connection with a merger or consolidation and, and the other of which would to increase the maximum number of shares available for issuance under the plan from 4,000,000 to 4,600,000 shares. NASI's special meeting will be held on:

[                        ], [                        ], 2004

10:00 a.m.

at the following location:

Warner Center Marriott Hotel
21850 Oxnard Street
Woodland Hills, California 91367

        NASI's board of directors unanimously recommends that NASI stockholders vote FOR approval of the merger agreement, the proposed merger, the issuance of shares of NASI common stock in connection with the merger and the other transactions contemplated by the merger agreement, FOR the amendment to the Amended and Restated 1996 Stock Option Plan to permit the issuance of replacement options in connection with a merger or consolidation and FOR the amendment to the Amended and Restated 1996 Stock Option Plan to increase the maximum number of shares available for issuance under the plan from 4,000,000 to 4,600,000 shares.

        The board of directors of NOMOS is asking NOMOS stockholders to approve the merger agreement, the proposed merger and the other transactions contemplated by the merger agreement. NOMOS' special meeting will be held on:

[                        ], [                        ], 2004

10:00 a.m.

at the following location:

Cohen & Grigsby, P.C.
11 Stanwix Street, 15th Floor
Pittsburgh, Pennsylvania 15222

        NOMOS' board of directors unanimously recommends that NOMOS stockholders vote FOR the approval of the merger agreement, the proposed merger and the other transactions contemplated by the merger agreement.

        We cannot complete the merger unless NOMOS stockholders approve the merger agreement, the proposed merger and the other transactions contemplated by the merger agreement and NASI stockholders approve the merger agreement, the proposed merger, the issuance of the shares of NASI common stock in connection with the merger and the other transactions contemplated by the merger agreement, and the amendment to NASI's Amended and Restated 1996 Stock Option Plan to permit the issuance of replacement options in connection with a merger or consolidation. Your vote is very important. Whether or not you plan to attend your company's special meeting, please take the time to vote by completing and mailing the enclosed proxy card to us.

        We encourage you to read carefully this joint proxy statement/prospectus, including the section entitled "Risk Factors" beginning on page [    ], before voting your shares.

L. Michael Cutrer President and Chief Executive Officer North American Scientific, Inc.	John W. Manzetti President and Chief Executive Officer NOMOS Corporation

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the merger or the securities to be issued in the merger or determined if this joint proxy statement/prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

        This joint proxy statement/prospectus is dated                        , 2003 and is first being mailed to the stockholders of NASI and NOMOS on or about                        , 2003.

REFERENCES TO ADDITIONAL INFORMATION

        This joint proxy statement/prospectus incorporates important business and financial information about NASI from other documents that are not included in or delivered with this joint proxy statement/prospectus. This information is available to you without charge upon your request. You can obtain the documents incorporated by reference in this joint proxy statement/prospectus by requesting them in writing or by telephone from NASI at the following address and telephone number:

North American Scientific, Inc.
20200 Sunburst Street
Sunburst, California 91311
(818) 734-8600
Attention: Investor Relations

        If you would like to request documents, NASI must receive your request by                        , 2004 (which is at least five business days before the date of the special meetings) in order for you to receive them before your special meeting.

        See "Where You Can Find More Information" beginning on page [    ].

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

        To All Stockholders of North American Scientific, Inc.:

        NOTICE IS HEREBY GIVEN that North American Scientific, Inc. (NASI) will hold a special meeting of its stockholders on [                        ], 2004, 10:00 a.m., local time, at the Warner Center Marriott Hotel, 21850 Oxnard Street, Woodland Hills, California 91367 for the following purposes:

  1.
  to consider and vote on a proposal to approve the Agreement and Plan of Merger, dated as of October 26, 2003, by and among NASI, AM Capital I, Inc. and NOMOS Corporation (NOMOS), as amended by the First Amendment to Agreement and Plan of Merger, dated as of November 25, 2003, the proposed merger, the issuance of the shares of NASI common stock in connection with the merger and the other transactions contemplated by the merger agreement. A copy of the merger agreement, as amended, is included as Annex A-1 and Annex A-2 to the accompanying joint proxy statement/prospectus;

  2.
  to consider and vote on a proposal to approve an amendment to the Amended and Restated 1996 Stock Option Plan to permit the issuance of replacement options in connection with a merger or consolidation;

  3.
  to consider and vote on a proposal to approve an amendment to the Amended and Restated 1996 Stock Option Plan to increase the maximum number of shares available for issuance under the plan from 4,000,000 to 4,600,000 shares;

  4.
  to consider and vote on any proposal to adjourn the special meeting to a later date, if necessary, to solicit additional proxies if there are not sufficient votes in favor of the foregoing proposals; and

  5.
  to transact such other business as may properly come before the special meeting.

        Holders of record of NASI common stock at the close of business on [            ], 2003, the record date, are entitled to receive this notice and to vote their shares at the special meeting or any adjournment or postponement of that meeting. As of the record date, there were [                        ] shares of NASI common stock outstanding. Each share of NASI common stock is entitled to one vote on each matter properly brought before the special meeting.

        You should contact the Secretary of NASI at NASI's corporate offices located at 20200 Sunburst Street, Chatsworth, California 91311 if you wish to review the list of stockholders.

        After careful consideration, NASI's board of directors unanimously has determined that the merger is advisable, fair to and in the best interests of NASI and its stockholders and unanimously has approved each of the following:

  •
  the merger agreement, the proposed merger, the issuance of shares of NASI common stock in connection with the merger and the other transactions contemplated by the merger agreement;

  •
  the amendment to the Amended and Restated 1996 Stock Option Plan to permit the issuance of replacement options in connection with a merger or consolidation;

  •
  the amendment to the Amended and Restated 1996 Stock Option Plan to increase the maximum number of shares available for issuance under the plan from 4,000,000 to 4,600,000 shares; and

  •
  the adjournment of the special meeting, if necessary, to solicit additional votes relating to any of the foregoing.

        NASI's board of directors unanimously recommends that you vote to approve each of NASI's proposals listed above, all of which are described in detail in the accompanying joint proxy statement/prospectus.

By Order of the Board of Directors,

L. Michael Cutrer President and Chief Executive Officer
[ ], 2004 Chatsworth, California

IMPORTANT

        Your vote is important. Even if you plan to attend the special meeting, please vote using one of the following options:

  •
  complete and mail the enclosed proxy card as promptly as possible in the enclosed postage-paid envelope;

  •
  use the telephone number on the proxy card to submit your proxy by telephone; or

  •
  visit the website noted on the proxy card to submit your proxy on the Internet.

        If your shares are held in the name of a bank, broker or other fiduciary, please follow the instructions on the voting instruction card furnished by the record holder. REMEMBER, YOUR VOTE IS IMPORTANT, SO PLEASE ACT TODAY.

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

        To All Stockholders of NOMOS Corporation:

        NOTICE IS HEREBY GIVEN that NOMOS Corporation (NOMOS) will hold a special meeting of its stockholders on [                        ], 2004, 10:00 a.m., local time, at the offices of Cohen & Grigsby, P.C., 11 Stanwix Street, 15th Floor, Pittsburgh, Pennsylvania 15222 for the following purposes:

  1.
  to consider and vote on a proposal to approve the Agreement and Plan of Merger, dated as of October 26, 2003, by and among North American Scientific, Inc. (NASI), AM Capital I, Inc. and NOMOS, as amended by the First Amendment to Agreement and Plan of Merger, dated as of November 25, 2003, the proposed merger and the other transactions contemplated by the merger agreement. A copy of the merger agreement, as amended, is included as Annex A-1 and Annex A-2 to the accompanying joint proxy statement/prospectus;

  2.
  to consider and vote on any proposal to adjourn the special meeting to a later date, if necessary, to solicit additional proxies if there are not sufficient votes in favor of the foregoing proposal; and

  3.
  to transact such other business as may properly come before the special meeting.

        Holders of record of NOMOS common stock and preferred stock at the close of business on [                        ], 2003, the record date, are entitled to receive this notice and to vote their shares at the special meeting or any adjournment or postponement of that meeting. As of the record date, there were [                        ] shares of NOMOS common stock outstanding, [            ] shares of series A preferred stock outstanding, [            ] shares of series B preferred stock outstanding, and [                        ] shares of series C preferred stock outstanding. Each share of NOMOS' common stock, series B preferred stock and series C preferred stock is entitled to one vote at the special meeting. Each share of series A preferred stock is entitled to 1.3605 votes at the special meeting. The chairman of the board of directors of NOMOS, John A. Friede, has agreed to vote certain shares beneficially owned by him, representing approximately 41% of the voting power of the NOMOS common stock and preferred stock voting together on an as-converted-to-common stock basis outstanding as of the record date, in favor of the proposal to approve the merger agreement, the proposed merger and the other transactions contemplated by the merger agreement.

        If the merger is consummated, NOMOS stockholders will receive, subject to certain escrow arrangements for indemnification obligations, 0.891 shares of NASI common stock for each share of NOMOS common stock they hold, approximately 1.212 shares of NASI common stock for each share of NOMOS series A preferred stock they hold, 0.603 shares of NASI common stock and $2.15 per share in cash for each share of NOMOS series B preferred stock they hold, and 0.340 shares of NASI common stock and $5.99 per share in cash for each share of NOMOS series C preferred stock they hold, plus in each case cash in lieu of fractional shares.

        After careful consideration, NOMOS' board of directors unanimously has determined that the merger is advisable, fair to and in the best interests of NOMOS and its stockholders and unanimously has adopted and approved the merger agreement, the proposed merger and the other transactions contemplated by the merger agreement. NOMOS' board of directors unanimously recommends that you vote to approve the merger agreement, the proposed merger and the other transactions contemplated by the merger agreement and each of the other proposals listed above, all of which are described in detail in the accompanying joint proxy statement/prospectus.

By Order of the Board of Directors,
John W. Manzetti President and Chief Executive Officer
[ ], 2004 Cranberry Township, Pennsylvania

IMPORTANT

        Your vote is important. Even if you plan to attend the special meeting, please complete and mail the enclosed proxy card. If your shares are held in the name of a bank, broker or other fiduciary, please follow the instructions on the voting instruction card furnished by the record holder. REMEMBER, YOUR VOTE IS IMPORTANT, SO PLEASE ACT TODAY.

i

Opinion of NASI's Financial Advisor—Bear, Stearns & Co. Inc.	86
Opinion of NOMOS' Financial Advisor—CIBC World Markets Corp.	95
INTERESTS OF CERTAIN PERSONS IN THE MERGER	102
Interests of Executive Officers and Directors of NASI and NOMOS in the Merger	102
NASI Board of Directors Representation	102
Loan Forgiveness—John A. Friede	102
Severance Agreement—John A. Friede	102
Cash Merger Consideration—John A. Friede and John L. Cassis	103
Employment Agreement with John W. Manzetti	103
Employment Agreement with William W. Wells	103
Treatment of NOMOS Stock Options	104
Treatment of NOMOS Warrants	104
Indemnification; Directors' and Officers' Insurance	104
THE MERGER AGREEMENT	105
General	105
Closing Matters	105
Consideration to be Received in the Merger; Treatment of Stock Options and Warrants	105
Amendment of NOMOS Certificate of Incorporation	106
Exchange of Certificates in the Merger	107
Fractional Shares	107
Covenants	107
Other Covenants and Agreements	110
Representations and Warranties	111
Conditions to Completion of the Merger	112
Escrow Arrangement; Indemnification Escrow Agreement	114
Stockholder Representative	115
Termination of Merger Agreement	115
Termination Fee	116
Amendments, Extensions and Waivers	117
RELATED AGREEMENTS	117
Voting Agreement; Irrevocable Proxies and Voting Trust	117
Registration Rights Agreement	118
Affiliate Letter	119
Lock-Up Agreement	119
PRO FORMA FINANCIAL DATA	120
NASI and NOMOS Unaudited Pro Forma Condensed Combined Consolidated Financial Statements	120
Notes to Unaudited Pro Forma Condensed Combined Consolidated Financial Statements	124
INFORMATION ABOUT THE SPECIAL MEETINGS AND VOTING	129
The NASI Special Meeting	129
The NOMOS Special Meeting	133
COMPARISON OF STOCKHOLDER RIGHTS AND CORPORATE GOVERNANCE MATTERS	137
DESCRIPTION OF NASI CAPITAL STOCK	151
General	151
Common Stock	151

ii

Preferred Stock	151
Certain Anti-Takeover Effects of Provisions of the Certificate of Incorporation, Bylaws and Delaware Law	151
Stockholder Rights Plan	152
Transfer Agent	152
LEGAL MATTERS	152
EXPERTS	152
ADDITIONAL INFORMATION FOR STOCKHOLDERS	153
Future Stockholder Proposals	153
WHERE YOU CAN FIND MORE INFORMATION	154
INDEX TO FINANCIAL STATEMENTS	F-1

ANNEXES

iii

QUESTIONS AND ANSWERS ABOUT THE MERGER

Q:
Why are the companies proposing the merger?

A:
We believe that a combination of NASI and NOMOS will capitalize on the complementary strengths of each company and produce greater stockholder value than would be expected absent the proposed merger.

Q:
What will a stockholder receive when the merger occurs?

A:
NASI Stockholders:

  If the merger is consummated, NASI stockholders will continue to hold the shares of NASI common stock that they presently own. However, those shares will represent in the aggregate approximately 63% of the outstanding shares of the combined company.

  NOMOS Stockholders:

        If the merger is consummated, NOMOS stockholders will receive:

    •
    0.891 shares of NASI common stock for each share of NOMOS common stock they hold;

    •
    1.212 shares of NASI common stock for each share of NOMOS series A preferred stock they hold;

    •
    0.603 shares of NASI common stock and $2.15 per share in cash for each share of NOMOS series B preferred stock they hold; and

    •
    0.340 shares of NASI common stock and $5.99 per share in cash for each share of NOMOS series C preferred stock they hold.

  NOMOS stockholders will receive cash instead of any resulting fraction of a share in an amount reflecting the market value of the fraction of a share. Based on the foregoing exchange ratios and the capitalization of NASI as of [                        ], 2003, the shares of NASI common stock expected to be issued in the merger and the other transactions contemplated by the merger agreement would represent approximately 37% of the outstanding shares of the combined company, measured on a fully diluted basis immediately following the merger.

  Pursuant to the merger agreement, approximately 15.8% of the shares of NASI common stock and cash otherwise payable to NOMOS stockholders in the merger will automatically be deposited in two separate escrow funds upon consummation of the merger. With respect to the first escrow fund, approximately 526,740 shares of NASI common stock and $1.2 million of cash will be held for a period of two years following the effective time of the merger to serve as a source of reimbursement to NASI and certain related parties for losses arising from any breach by NOMOS of its representations or obligations under the merger agreement. With respect to the second escrow fund, 307,617 shares of NASI common stock and $700,800 of cash will be held to serve solely as a source of reimbursement to NASI and certain related parties for any losses incurred by NASI or NOMOS in connection with the demand made against NOMOS by Parker/Hunter Incorporated as discussed in "Information Regarding NOMOS—Legal Proceedings" of this joint proxy statement/prospectus.

  The exchange ratios for NOMOS' common stock and preferred stock set forth above are fixed except for adjustment to reflect any reclassification, stock split, stock dividend or other similar change with respect to NASI or NOMOS capital stock occurring before the effective time of the proposed merger. As a result, except for any such adjustments, the number of shares of NASI common stock that NOMOS stockholders are entitled to receive in the merger will not change between now and the date the merger is consummated, regardless of fluctuations in the market price of NASI common stock. We encourage you to obtain current quotations of the market price of NASI common stock.

Q:
What do I need to do now?

A:
After you carefully read this document, including the annexes, please vote your shares as soon as possible so that your shares will be represented at your company's special meeting. Please follow the instructions set forth on the proxy card or on the instruction card provided by the record holder if your shares are held in the name of your broker, a bank or other nominee.

Q:
Why is my vote important?

A:
If you are a NASI stockholder and you do not submit a proxy or vote in person at your special meeting, it will not have any effect on the proposals to be presented at the special meeting, assuming a quorum is otherwise present at the special meeting. If you submit a proxy and affirmatively elect to abstain from voting, your proxy will be counted as present for purposes of determining the presence of a quorum and will have the same effect as a vote against each of the proposals to be voted on at the special meeting. NASI stockholder approval of each of the merger agreement, the proposed merger, the issuance of shares in connection with the merger and the other transactions contemplated by the merger agreement and the amendment to NASI's Amended and Restated 1996 Stock Option Plan to permit the issuance of replacement options in connection with a merger or consolidation is a condition to the consummation of the merger under the merger agreement. NASI stockholder approval of the amendment to NASI's Amended and Restated 1996 Stock Option Plan to increase the maximum number of shares available for issuance under the plan is not a condition to the consummation of the merger. See "Information About the Meetings and Voting—The NASI Special Meeting" on page [    ].

  If you are a NOMOS stockholder and you do not submit a proxy or vote in person at your special meeting, it will have the same effect as a vote against approval of the merger agreement, the proposed merger and the other transactions contemplated by the merger agreement but will not have any effect on the other proposals. If you submit a proxy and affirmatively elect to abstain from voting, your proxy will be counted as present for purposes of determining the presence of a quorum and will have the same effect as a vote against the approval of the merger agreement, the proposed merger and the other transactions contemplated by the merger agreement and as a vote against each of the other proposals. NOMOS stockholder approval of the merger agreement is a condition to the consummation of the merger under the merger agreement. See "Information About the Meetings and Voting—The NOMOS Special Meeting" on page [    ].

Q:
Can I change my vote after I have mailed my proxy card?

A:
Yes. Stockholders who hold shares in their own name can change their vote at any time before their proxy is voted at their company's special meeting. You can do this by using any of the following methods:

  NASI Stockholders:

    •
    timely delivery by mail, telephone or the Internet of a valid, subsequently dated proxy;

    •
    delivery to NASI's secretary before or at the special meeting of written notice revoking your proxy or of your intention to vote by ballot at the special meeting; or

    •
    submitting a vote by ballot at the special meeting.

  NOMOS Stockholders:

    •
    timely delivery by mail of a valid, subsequently dated proxy;

    •
    delivery to NOMOS' secretary before or at the special meeting of written notice revoking your proxy or of your intention to vote by ballot at the special meeting; or

    •
    submitting a vote by ballot at the special meeting.

  If you have instructed a broker to vote your shares, you must follow your broker's directions in order to change those instructions.

Q:
When and where are the special meetings?

A:
NASI's special meeting will take place on [            ], 2004, at the Warner Center Marriott Hotel, 21850 Oxnard Street, Woodland Hills, California 91367, at 10:00 a.m., local time.

  NOMOS' special meeting will take place on [                        ], 2004, at the offices of Cohen & Grigsby, P.C., 11Stanwix Street, 15th Floor, Pittsburgh, Pennsylvania 15222 at 10:00 a.m., local time.

Q:
Should NOMOS stockholders send in their stock certificates now?

A:
No. After the merger is consummated, NASI will send NOMOS stockholders written instructions for exchanging their stock certificates. NASI stockholders may keep their existing stock certificates.

Q:
When do you expect the merger to be completed?

A:
We hope to complete the merger as soon as possible after the special meetings occur and all closing conditions under the merger agreement are satisfied, which we currently anticipate to occur in the first quarter of calendar year 2004.

Q:
Who do I call if I have questions about the special meetings or the merger?

A:
If you have any questions about the merger, or if you need additional copies of this joint proxy statement/prospectus or the enclosed proxy, you should contact:

NASI STOCKHOLDERS:	NOMOS STOCKHOLDERS:
North American Scientific, Inc. 20200 Sunburst Street Chatsworth, California 91311 (818) 734-8600 Attention: Investor Relations	NOMOS Corporation 200 West Kensinger Drive, Suite 100 Cranberry Township, Pennsylvania 16066 (724) 741-8200 Attention: David J. Haffner

You may also obtain additional information about NASI from documents filed with the Securities and Exchange Commission by following the instructions in the section entitled "Where You Can Find More Information" on page [    ].

SUMMARY

        This summary highlights information from this joint proxy statement/prospectus that we believe is important information to be considered by stockholders in determining how to vote on the proposals described in this joint proxy statement/prospectus. This summary may not contain all of the information that is important to you, and we encourage you to read this joint proxy statement/prospectus in its entirety. The information contained in this summary is qualified in its entirety by, and should be read in conjunction with, the detailed information and financial statements, including the notes thereto, appearing elsewhere in this joint proxy statement/prospectus and the documents incorporated into this joint proxy statement/prospectus by reference. See "Where You Can Find More Information" on page [    ]. We have included references to other portions of this joint proxy statement/prospectus to direct you to a more complete description of the topics presented in this summary.

The Companies

North American Scientific, Inc. (see page [    ])
AM Capital I, Inc. (see page [    ])
20200 Sunburst Street
Chatsworth, California 91311
(818) 734-8600
Internet Address: www.NASI.net (Information set forth in NASI's website is not incorporated herein by reference.)

        North American Scientific, Inc. develops, produces and sells innovative radioisotopic products, including brachytherapy seeds and radiopharmaceuticals, principally for the treatment and diagnosis of disease. The Company's brachytherapy seeds are marketed under the trade name Prospera®. The Company's lead radiopharmaceutical product candidate is Hynic-Annexin V. It is administered intravenously and is intended for the in vivo imaging of apoptosis and necrosis, two common forms of cell death.

        AM Capital I, Inc. is a Delaware corporation and a wholly owned subsidiary of NASI. AM Capital I, Inc. was organized for the purpose of entering into the merger agreement with NOMOS, completing the merger and to be the surviving corporation in the merger. It has not conducted any business operations. If the merger is consummated, NOMOS will cease to exist following the merger of it with and into AM Capital I, Inc. and AM Capital I, Inc. will change its name immediately following the merger to NOMOS Corporation.

NOMOS Corporation (see page [    ])
200 West Kensinger Drive, Suite 100
Cranberry Township, PA 16066
(724) 741-8200
Internet Address: www.NOMOS.com (Information set forth in NOMOS' website is not incorporated herein by reference.)

        NOMOS Corporation is a leading supplier of planning and delivery technology for Intensity Modulated Radiation Therapy, or IMRT. IMRT allows an escalated radiation dose to be delivered to a tumor while limiting exposure and damage to nearby healthy tissue. NOMOS estimates that more than 25,000 patients worldwide have safely received IMRT treatments at hospitals equipped with NOMOS' PEACOCK®, CORVUS® and MIMiC® systems. In addition, NOMOS offers both BAT®, an ultrasound-based targeting and organ locator system used primarily in prostate cancer treatments, and PEREGRINE™, the first commercially available photon-based dose calculation system to incorporate state-of-the-art Monte Carlo radiation transport techniques to more accurately predict the radiation dose delivered to tumors and other structures within a patient's body "before" radiation treatment is delivered. NOMOS recently introduced NOMOS RxSM, a remote treatment planning service that makes

IMRT feasible for many facilities that, due to staffing or financial constraints might otherwise not be able to take advantage of the potential benefits of IMRT. NOMOS' products are used at over 400 institutions, including some of the world's preeminent cancer institutions. These products are currently used predominantly in the treatment of tumors of the prostate, head, neck and spinal cord. NOMOS®, PEACOCK®, MIMiC®, CORVUS®, BAT®, BEAK®, TALON® and CRANE® are registered trademarks of NOMOS Corporation. PEREGRINE™ is a trademark of The Regents of the University of California.

        All other service marks, trademarks and trade names referred to in this joint proxy statement/prospectus are the property of their respective owners.

The Proposed Merger (see page [    ])

        Under the terms of the proposed merger, NOMOS will merge with and into AM Capital I, Inc., a wholly owned subsidiary of NASI formed for the purpose of the merger. AM Capital I, Inc. will survive the merger as a wholly owned subsidiary of NASI and will change its name immediately following the merger to "NOMOS Corporation".

        The merger agreement, as amended, is included as Annex A-1 and Annex A-2 to this joint proxy statement/prospectus. We encourage you to read carefully the merger agreement in its entirety, as it is the principal legal document that sets forth the terms of and governs the merger. References throughout this joint proxy statement/prospectus to the merger agreement shall mean the merger agreement as amended by the first amendment as discussed below in the section entitled "The Merger Agreement—Amendments, Extensions and Waivers".

What NOMOS Stockholders Will Receive in the Merger (see "The Merger Agreement—Consideration to be Received in the Merger; Treatment of Stock Options" on page [    ])

        If the merger is consummated, NOMOS stockholders will receive:

  •
  0.891 shares of NASI common stock for each share of NOMOS common stock they hold;

  •
  approximately 1.212 shares of NASI common stock for each share of NOMOS series A preferred stock they hold;

  •
  0.603 shares of NASI common stock and $2.15 per share in cash for each share of NOMOS series B preferred stock they hold; and

  •
  0.340 shares of NASI common stock and $5.99 per share in cash for each share of NOMOS series C preferred stock they hold.

        The exchange ratio is fixed and will not be adjusted for changes in the market value of the common stock of NASI. NASI will not issue fractional shares in the merger. Therefore, the total number of shares of NASI common stock that each NOMOS stockholder will receive in the merger will be rounded down to the nearest whole number, and each NOMOS stockholder will receive a cash payment for the remaining fraction of a share of NASI common stock that he or she would otherwise receive, if any, based on the average closing price of NASI common stock for the 10 consecutive trading days ending on and including the last trading date prior to the date of the consummation of the merger.

        Pursuant to the merger agreement, approximately 15.8% of the shares of NASI common stock and cash otherwise payable to NOMOS stockholders in the merger will automatically be deposited in two separate escrow funds upon consummation of the merger. With respect to the first escrow fund, approximately 526,740 shares of NASI common stock and $1.2 million of cash will be held for a period of two years following the effective time of the merger to serve as a source of reimbursement to NASI and certain related parties for losses arising from any breach by NOMOS of its representations or obligations under the merger agreement. With the respect to the second escrow fund, 307,617 shares of NASI common stock and $700,800 of cash will be held to serve solely as a source of reimbursement to NASI and certain related parties for any losses incurred by NASI or NOMOS in connection with the demand made against NOMOS by Parker/Hunter incorporated as discussed in "Information Regarding NOMOS—Legal Proceedings" of this joint proxy statement/prospectus.

Amendment of NOMOS Certificate of Incorporation (see "The Merger Agreement—Amendment of NOMOS Certificate of Incorporation" on page [    ])

        On November [    ], 2003, NOMOS' board of directors, by unanimous written consent, adopted an amended and restated certificate of incorporation, to become effective immediately prior to the consummation of the merger, which amended certificate would confirm that, upon the consummation of the merger, the holders of NOMOS' common stock and each of NOMOS' series of preferred stock would be entitled to receive, and would only be entitled to receive, the merger consideration provided for in the merger agreement. Under NOMOS' existing certificate of incorporation, an amendment to the certificate of incorporation requires the approval of the holders of (i) a majority of the outstanding common stock, (ii) a majority of the outstanding series A preferred stock, (iii) a majority of the outstanding series B preferred stock and (iv) at least 75% of the outstanding series C preferred stock, voting both together as one class, on an as-converted-to-common stock basis, and as separate classes. Pursuant to a written consent dated November [    ], 2003, NOMOS stockholders having sufficient votes to do so, approved and adopted the amended and restated certificate of incorporation. The amended and restated certificate of incorporation will take effect immediately prior to the consummation of the merger. If the merger is not consummated, the amended and restated certificate of incorporation will not become effective.

Recommendations to Stockholders

To NASI Stockholders (see "The Proposed Merger—Reasons of NASI's Board of Directors for the Merger" on page [    ]):

        NASI's board of directors believes that the merger is advisable, fair to and in the best interests of NASI stockholders and unanimously recommends that NASI stockholders vote FOR the proposals to:

  •
  approve the merger agreement, the proposed merger, the issuance of shares of NASI common stock in connection with the merger and the other transactions contemplated by the merger agreement;

  •
  approve the amendment to the Amended and Restated 1996 Stock Option Plan to permit the issuance of replacement options in connection with a merger or consolidation;

  •
  approve the amendment to the Amended and Restated 1996 Stock Option Plan to increase the maximum number of shares available for issuance under the plan from 4,000,000 to 4,600,000 shares; and

  •
  adjourn the special meeting, if necessary, to solicit additional votes relating to the merger agreement.

To NOMOS Stockholders (see "The Proposed Merger—Reasons of NOMOS' Board of Directors for the Merger" on page [    ]):

        NOMOS' board of directors believes that the merger is advisable, fair to and in the best interests of NOMOS stockholders and recommends that NOMOS stockholders vote FOR the proposals to:

  •
  approve the merger agreement, the proposed merger and the other transactions contemplated by the merger agreement; and

  •
  adjourn the special meeting, if necessary, to solicit additional votes relating to the foregoing proposal.

Reasons for the Merger (see pages [    ] and [    ])

        The boards of directors of both companies believe that the combined company will benefit from:

  •
  the strategic nature of the business combination, the complementary nature of the companies' products, coordination of research and development expertise and the belief that combining the two companies likely will create a stronger company with an expanded product line, the ability to be a major force in the cancer treatment industry and the ability to deliver enhanced stockholder value;

  •
  becoming a larger organization with over 200 combined employees, which could likely provide access to greater financial, development, distribution channels and other resources;

  •
  the belief that the combined company will result in a stronger company, better able to improve its existing products and develop new products;

  •
  the ability to leverage both companies' sales forces in order to broaden the customer base and expand offerings for national accounts; and

  •
  the synergies and cost savings that could be achieved as a result of the merger, particularly by leveraging certain sales and marketing expenses and administrative expenses.

        The boards of directors of both companies also recognize that there are risks associated with the merger, including:

  •
  the challenges of integrating the businesses of the combined company and management;

  •
  the limitations imposed by the merger agreement on the parties' conduct of business prior to the completion of the merger;

  •
  the uncertainty created by the fixed exchange ratio as to the value of NASI common stock that NOMOS stockholders will receive in the merger; and

  •
  the risks set forth in the "Risk Factors" section of this joint proxy statement/prospectus.

Opinion of NASI's Financial Advisor (see page [    ])

        On October 25, 2003, Bear, Stearns & Co. Inc., or Bear Stearns, financial advisor to NASI, rendered to NASI's board of directors its oral opinion, subsequently confirmed by delivery of a written opinion dated October 25, 2003, that, as of that date, and based upon and subject to the facts, assumptions and limitations set forth in the opinion, the aggregate amount of shares to be issued and cash to be paid to holders of capital stock of NOMOS (the "Merger Consideration") in connection with the merger was fair from a financial point of view to NASI. The full text of Bear Stearns' written opinion is included as Annex H to this joint proxy statement/prospectus. We encourage you to read carefully Bear Stearns' opinion in its entirety and the description on page [    ] of this joint proxy statement/prospectus for a description of the procedures followed, assumptions made, matters considered and limitations on the review undertaken. Bear Stearns provided its opinion for the use and benefit of NASI's board of directors in its consideration of the merger and Bear Stearns' opinion did not constitute a recommendation to the board of directors to approve the merger and does not constitute a recommendation as to how any stockholder should vote on the merger or any matter related thereto.

Opinion of NOMOS' Financial Advisor (see page [    ])

        In connection with the merger, the NOMOS board of directors received a written opinion of NOMOS' financial advisor, CIBC World Markets Corp., referred to as CIBC World Markets, as to the fairness, from a financial point of view, to the holders of NOMOS common stock of the 0.891 common stock exchange ratio provided for in the merger. The full text of CIBC World Markets' written opinion, dated October 24, 2003, is attached to this joint proxy statement/prospectus as Annex I. We encourage you to read this opinion carefully in its entirety for a description of the assumptions made, procedures followed, matters considered and limitations on the review undertaken. CIBC World Markets' opinion was provided to the NOMOS board of directors in connection with its evaluation of the common stock exchange ratio and relates only to the fairness, from a financial point of view, of the common stock exchange ratio to the holders of NOMOS common stock. The opinion does not address any other aspect of the merger and does not constitute a recommendation as to how any stockholder should vote or act with respect to any matters relating to the merger.

Board of Directors and Management Following the Merger (see "Interests of Certain Persons in the Merger" on page [    ] and "The Merger Agreement—Other Covenants and Agreements" on page [    ])

        Upon completion of the merger, L. Michael Cutrer, president and chief executive officer of NASI, will remain as president and chief executive officer of NASI and John W. Manzetti, president and chief executive officer of NOMOS, will serve as president of the surviving corporation of the merger, which will be a wholly-owned subsidiary of NASI and will change its name immediately following the merger to "NOMOS Corporation".

        NASI and NOMOS have agreed that, immediately after the consummation of the merger, NASI will take all actions necessary to expand its board of directors to consist of nine members. Seven of the nine members will be persons who served on NASI's board of directors immediately prior to the consummation of the merger. The two additional members will be John W. Manzetti and John A. Friede, chairman of the board of directors of NOMOS.

Stockholder Votes Required

For NASI Stockholders (see page [    ]):

        Approval of each of:

  •
  the merger agreement, the proposed merger, the issuance shares of NASI common stock in the merger and the other transactions contemplated by the merger agreement; and

  •
  the amendment to the Amended and Restated 1996 Stock Option Plan to permit the issuance of replacement options in connection with a merger or consolidation requires the affirmative vote of at least a majority of the voting power present at the special meeting, as long as a quorum, which is a majority of the shares entitled to vote, is present in person or by proxy at the special meeting. Stockholder approval of each of the foregoing proposals is a condition to the consummation of the proposed merger, which cannot be waived by the parties.

        Approval of the amendment to the Amended and Restated 1996 Stock Option Plan to increase the maximum number of shares available for issuance under the plan from 4,000,000 to 4,600,000 shares requires the affirmative vote of at least a majority of the voting power present at the special meeting, as long as a quorum, which is a majority of the shares entitled to vote, is present in person or by proxy at the special meeting. Stockholder approval of the amendment to the Amended and Restated 1996 Stock Option Plan to increase the maximum number of shares available for issuance under the plan from 4,000,000 to 4,600,000 shares is not a condition to the consummation of the merger. If this proposal is not approved, the proposed merger can still be consummated. If approved, this proposal will still be effective even if the merger is not consummated.

        Approval of any proposal to adjourn the special meeting, if necessary, to solicit additional votes in favor of the foregoing proposals, requires the affirmative vote of at least a majority of the voting power present at the special meeting, as long as a quorum is present in person or by proxy at the special meeting.

        On the record date, directors and executive officers of NASI and their affiliates beneficially owned or had the right to vote [            ] shares of NASI common stock, representing approximately [    ]% of the shares of NASI common stock outstanding on the record date. To NASI's knowledge, the directors and executive officers of NASI and their affiliates intend to vote their common stock in favor of the proposals described in the preceding paragraph.

For NOMOS Stockholders (see page [    ]):

        Approval of the merger agreement, the proposed merger and the other transactions contemplated by the merger agreement requires the affirmative vote of at least a majority of the outstanding shares of NOMOS common stock and preferred stock, voting together as a group, on an as-converted-to-common stock basis. Approval of any proposal to adjourn the special meeting, if necessary, to solicit additional votes in favor of the merger requires the affirmative vote of at least a majority of the votes of NOMOS common stock and preferred stock present at the special meeting, voting together as a group, on an as-converted-to-common stock basis.

        On the record date, directors and executive officers of NOMOS and their affiliates had the right to vote [                        ] shares of NOMOS common stock and preferred stock, representing approximately[    ]% of the shares of NOMOS common stock on an as-converted-to-common stock basis outstanding on the record date. John A. Friede, chairman of the board of NOMOS, has entered into a voting agreement with NASI whereby he has agreed to vote certain shares beneficially owned by him, representing approximately 41% of the outstanding voting shares of NOMOS common stock on an as-converted-to-common stock basis outstanding on the record date, in favor of the merger agreement, the proposed merger and the other transactions contemplated by the merger agreement. This voting agreement is attached to this joint proxy statement/prospectus as Annex B. In addition, to NOMOS' knowledge, the directors and executive officers of NOMOS and their affiliates intend to vote their common stock and preferred stock in favor of the merger agreement and the proposal to adjourn the special meeting, if necessary, to solicit additional votes.

Ownership of Common Stock of NASI After the Merger

        Upon consummation of the merger, NASI stockholders will own approximately 63% of the outstanding common stock of NASI and NOMOS stockholders will own approximately 37% of the outstanding common stock of NASI, measured on a fully diluted basis. For purposes of the preceding sentence, fully diluted means that the number of shares of common stock issuable upon conversion or exercise, as applicable, of outstanding convertible securities (including, without limitation, warrants to purchase stock) and stock options with conversion prices or exercise prices, as applicable, that are less than the market price of the applicable company's common stock minus the number of shares of stock that could be purchased with the proceeds that would be received by the companies from the conversion or exercise of such securities or options (assuming such securities or options were actually converted or exercised), are deemed to be outstanding. The ownership percentages are based on the number of shares of NASI and NOMOS common stock, convertible preferred stock, warrants and stock options outstanding on October 24, 2003.

Treatment of NOMOS Stock Options and Warrants (see "The Merger Agreement—Consideration to be Received in the Merger; Treatment of Stock Options and Warrants" on page [    ])

        In the merger, each outstanding stock option exercisable for NOMOS common stock will be converted into an option to purchase a number of shares common stock of NASI equal to the number (rounding down any fractional shares) of shares of NOMOS common stock acquirable upon the exercise of the option multiplied by 0.891. The per share exercise price of each new NASI option will be equal to the per share exercise price of the corresponding NOMOS stock option divided by 0.891. In addition, effective upon the consummation of the merger, all outstanding unvested NOMOS stock options held by current NOMOS directors and employees will immediately vest. Each outstanding warrant to purchase shares of NOMOS common stock shall by virtue of the merger be assumed by NASI. Each warrant assumed by NASI under the merger agreement will continue to have, and be subject to, the same terms and conditions of the original warrant, except that: (1) each assumed warrant will be exercisable for an applicable number of shares of NASI common stock equal to the number (rounding down any fractional shares) of shares of NOMOS common stock previously acquirable upon the exercise of the warrant multiplied by 0.891 and (2) the per share exercise price of each assumed warrant will be equal to the previous per share exercise price divided by 0.891

Conditions to Completion of the Merger (see page [    ])

        The obligations of NOMOS and NASI to effect the merger are subject to the satisfaction of the following conditions:

  •
  the approval of the proposed merger, merger agreement and the other transactions contemplated by the merger agreement by NOMOS stockholders and NASI stockholders;

  •
  the approval by NASI stockholders of the issuance of shares of NASI common stock in connection with the merger;

  •
  the approval by NASI stockholders of any amendments to NASI's stock option plans necessary or advisable in connection with the transactions contemplated by the merger agreement;

  •
  the absence of any law, order or injunction prohibiting completion of the merger;

  •
  the receipt of all other governmental and regulatory consents, approvals and authorizations necessary for the merger;

  •
  the Securities and Exchange Commission having declared effective the NASI registration statement, of which this joint proxy statement/prospectus forms a part with respect to shares to be issued to NOMOS stockholders in the merger; and

  •
  the approval of the Nasdaq National Market to list the additional shares of NASI common stock to be issued pursuant to the transactions contemplated by the merger agreement.

        The obligations of NOMOS to effect the merger are subject to the satisfaction or waiver of the following additional conditions:

  •
  the receipt of an opinion by NOMOS' company counsel (or NASI's company counsel if such opinion is not provided by NOMOS' company counsel) to the effect that the merger will qualify as a "reorganization" under the Internal Revenue Code;

  •
  the receipt of an opinion of NASI's company counsel; and

  •
  NASI shall have executed a registration rights agreement with John A. Friede and other signatories thereto.

        The obligations of NASI to effect the merger are subject to the satisfaction or waiver of the following additional conditions:

  •
  the receipt of an opinion by NASI's company counsel (or NOMOS' company counsel if such opinion is not provided by NASI's company counsel) to the effect that the merger will qualify as a "reorganization" under the Internal Revenue Code;

  •
  the receipt of an opinion of NOMOS' company counsel;

  •
  the receipt of all consents, waivers and assignments regarding the merger as set forth in an exhibit to the merger agreement;

  •
  the receipt of affiliate letters executed by all persons required to execute an affiliate letter;

  •
  the receipt of lock-up agreements executed by all persons required to execute a lock-up agreement;

  •
  dissenters' rights shall not have been exercised by more than 5% of the outstanding shares of NOMOS common stock;

  •
  the receipt of an indemnification escrow agreement executed by NOMOS, on behalf of its stockholders, and the escrow agent;

  •
  the receipt of a voting agreement and voting trust agreement executed by John A. Friede; and

  •
  the receipt of a stockholders' voting agreement executed by all applicable NOMOS stockholders.

Material U.S. Federal Income Tax Consequences of the Merger (see page [    ])

        Assuming the merger qualifies as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended, or the Code, for U.S. federal income tax purposes, which NASI and NOMOS anticipate, holders of NOMOS capital stock whose shares of NOMOS common stock and preferred stock are exchanged in the merger for shares of common stock of NASI will not recognize gain or loss, except to the extent of the cash received by certain preferred stockholders and the cash, if any, received in lieu of a fractional share of common stock of the combined company.

        The discussion of material U.S. federal income tax consequences of the merger contained in this joint proxy statement/prospectus is intended to provide only a general summary and is not a complete analysis or description of all potential U.S. federal income tax consequences of the merger. The discussion does not address tax consequences that may vary with, or are contingent on, individual circumstances. In addition, it does not address any foreign, state or local taxes. NASI and NOMOS strongly urge each holder of NOMOS common stock and preferred stock to consult his or her tax advisor to determine the particular U.S. federal, state, or local or foreign income or other tax consequences of the merger to that stockholder.

        It is a condition to the completion of the merger that NASI receive a written opinion from McDermott, Will & Emery and that NOMOS receive a written opinion from Cohen & Grigsby, P.C., in each case dated as of the effective date of the merger, to the effect that the merger will qualify as a reorganization within the meaning of Section 368(a) of the Code. Neither NASI nor NOMOS intends to waive this closing condition; however, in the event that either NASI or NOMOS waives receipt of such written opinion from its counsel, NASI and NOMOS will file a new joint proxy statement/prospectus which includes disclosure that does not characterize the merger as a reorganization within the meaning of Section 368(a) of the Code.

Listing of Common Stock of NASI (see page [    ])

        It is expected that the shares of common stock of NASI to be issued in the merger will be listed for trading on the Nasdaq National Market under the ticker symbol "NASI".

Dissenters' Appraisal Rights (see page [    ])

        Each of NASI and NOMOS is incorporated under the laws of the State of Delaware. Under Delaware law, NASI stockholders will not have dissenters' rights of appraisal in connection with the issuance of shares of NASI's common stock in the merger.

        Under Delaware law, NOMOS stockholders are entitled to appraisal rights in connection with the proposed merger, which rights are subject to certain conditions discussed more fully elsewhere in this joint proxy statement/prospectus. Appraisal rights entitle NOMOS stockholders who:

  •
  submit a proper written demand for appraisal to NOMOS prior to the special meeting;

  •
  do not otherwise vote in favor of the merger; and

  •
  meet certain other conditions

to receive a valuation of their shares and a payment of that value in cash in lieu of the consideration called for by the merger agreement.

        Failure by a dissenting stockholder to follow the steps required by law for perfecting appraisal rights may lead to the loss of those rights, in which case such dissenting stockholder will be treated in the same manner as a non-dissenting stockholder.

        See Annex J for a reproduction of Section 262 of the Delaware General Corporation Law, which relates to the appraisal rights of dissenting stockholders. In view of the complexity of law relating to appraisal rights, NOMOS stockholders who are considering objecting to the merger and seeking such appraisal rights are encouraged to consult their own legal advisors.

        Pursuant to the terms of the merger agreement, NASI will be released from its obligation to consummate the merger if the shares of NOMOS common stock held by stockholders who have exercised appraisal rights exceed 5% of the outstanding shares of NOMOS common stock.

 Interests of Certain Persons in the Merger (see page [    ])

        When stockholders of NASI and NOMOS consider the respective recommendations of the board of directors thereof that such stockholders vote in favor of the proposals relating to the merger, they should be aware that certain directors and executive officers of NASI and NOMOS have interests in the merger that may be different from, or in addition to, the interests of stockholders generally.

        All executive officers have interests in the combined company as employees in terms of job responsibilities, working environment and compensation which are in addition to and different from their interests as stockholders. All continuing directors will have the responsibility for being directors of a larger company after the merger.

        Mr. Manzetti, the president and chief executive officer of NOMOS, will have an employment agreement pursuant to which Mr. Manzetti will continue to be employed by the combined company after the consummation of the merger. If the merger is consummated, Mr. Manzetti will be employed as the president of the surviving corporation of the merger, which will be a wholly owned subsidiary of NASI and change its name immediately following the merger to "NOMOS Corporation".

        The merger agreement provides for a combination of cash and NASI common stock to be paid to the NOMOS stockholders. All of the cash consideration in the merger, other than with respect to fractional shares, will be paid to the holders of NOMOS series B preferred stock and series C preferred stock. Mr. Friede, chairman of the board of directors of NOMOS, holds a significant portion of the outstanding NOMOS series B preferred stock and John L. Cassis, a member of the NOMOS board of directors, indirectly owns a significant portion of the outstanding NOMOS series C preferred stock. For more information regarding the cash component of the merger consideration, see "The Merger Agreement" beginning on page    and "Beneficial Ownership of Capital Stock of NOMOS" beginning on page    .

        Mr. Friede currently owes NOMOS $287,160, plus interest, which principal amount was loaned to Mr. Friede on May 22, 2003. In partial consideration for the time, efforts and resources that Mr. Friede has provided NOMOS in the past, NOMOS has agreed, subject to the consummation of the merger, to cancel this indebtedness which cancellation will be effective prior to the consummation of the merger. See "Information Regarding NOMOS—Certain Relationships and Related Transactions of NOMOS" beginning on page            .

        NOMOS is party to a letter agreement dated February 11, 2002 with Mr. Friede, which provides that if Mr. Friede's employment is terminated without cause, he will receive continued payment of his base salary, which is currently $180,000 per year, and health benefits for twelve months after the termination date. Mr. Friede will be terminated as an employee without cause following the consummation of the merger. Therefore, the surviving corporation to the merger will be obligated to pay this severance to Mr. Friede.

 Restrictions on Alternative Transactions (see "The Merger Agreement—Covenants—No Solicitation" on page [    ])

        The merger agreement contains restrictions on the ability of each of NOMOS and NASI to solicit or engage in discussions or negotiations with a third party with respect to a proposal to acquire a significant interest in the respective companies. Notwithstanding these restrictions, the merger agreement provides that under specified circumstances, if either party receives an acquisition proposal from a third party that is a superior proposal, as defined in the merger agreement, such party may engage in negotiations regarding the superior proposal with that third party.

        If terminated, the merger agreement will become void and, except in circumstances where a termination fee is payable, neither party will have any liability to the other party under the merger agreement. Upon a termination, a party may become obligated to pay to the other party a termination fee, NOMOS will be obligated to pay a termination fee to NASI equal to $3,000,000 if certain circumstances are met. NASI will be obligated to pay a termination fee to NOMOS equal to $1,500,000 if certain circumstances are met. See "The Merger Agreement—Termination Fee" on page [    ].

 Accounting Treatment of the Merger (see page [    ])

        NASI will account for the merger under the purchase method of accounting for business combinations under accounting principles generally accepted in the United States, which means that the assets and liabilities of NOMOS will be recorded, as of the completion of the merger, at their fair values and added to those of NASI.

Summary Selected Historical Financial Information

        NASI and NOMOS are providing the following financial information to aid you in your analysis of the financial aspects of the merger. NASI derived the summary selected historical consolidated balance sheets data and consolidated statements of operations data as of and for the years ended October 31, 1998 through October 31, 2002 from the audited consolidated financial statements of NASI for those respective periods and derived the statements of operations data for the nine months ended July 31, 2002 and 2003 for NASI and the balance sheet data as of July 31, 2003 from the unaudited consolidated financial statements of NASI for those periods. NASI and NOMOS derived the summary selected historical consolidated balance sheets data and consolidated statements of operations data as of and for the years December 31, 1998 through December 31, 2002 from the audited consolidated financial statements of NOMOS for those respective periods and derived the statements of operations data for the nine months ended September 30, 2002 and 2003 and the balance sheet data as of September 30, 2003 from the unaudited consolidated financial statements of NOMOS for those periods.

        In the opinion of NASI's management, the unaudited consolidated financial statements of NASI have been prepared on a basis consistent with its audited consolidated financial statements and include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the financial position and results of operations for the applicable periods. In the opinion of NOMOS' management, the unaudited consolidated financial statements for NOMOS have been prepared on a basis consistent with its audited consolidated financial statements and include all adjustments, consisting only of normal recurring adjustments, necessary for the fair presentation of the financial position and results of operations for the applicable periods. The operating results for the nine months ended July 31, 2003 and September 30, 2003 for NASI and NOMOS, respectively, are not necessarily indicative of the results that may be expected for the entire fiscal year of NASI, NOMOS or the combined company after the merger.

        The tables below represent summary selected historical consolidated statements of operations and consolidated balance sheets data of NASI and NOMOS and you should read it together with the historical financial statements and related notes contained in the annual reports and other information that NASI has filed with the Securities and Exchange Commission and incorporated by reference into this joint proxy statement/prospectus, and read in conjunction with NOMOS' financial statements, the related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this joint proxy statement/prospectus. See "Where You Can Find More Information" on page [    ] for more information.

North American Scientific, Inc.
(in thousands, except per share data)

	Years ended October 31,					Nine months ended July 31,
	1998	1999	2000	2001	2002	2002	2003
						(Unaudited)
Consolidated Statement of Operations Data:
Revenues	$5,839	$12,767	$17,490	$19,343	$20,780	$15,160	$11,056
Cost of goods sold	2,680	4,594	5,834	6,862	7,581	5,554	4,988

Gross profit	3,159	8,173	11,656	12,481	13,199	9,606	6,068

Operating expenses:
Research and development	196	287	417	7,602	8,951	6,993	5,431
Selling, general and administrative	1,859	3,060	3,725	6,097	6,525	4,433	8,149
Purchased in-process research and development	—	—	11,431	—	—	—	—
Write-off of licenses and equipment(1)	—	—	—	3,743	2,714	2,714	—

Total operating expenses	2,055	3,347	15,573	17,442	18,190	14,140	13,580

Income (loss) from operations	1,104	4,826	(3,917)	(4,961)	(4,991)	(4,534)	(7,512)
Interest and other income, net	635	611	1,110	1,886	1,834	1,444	1,534

Income (loss) before provision (benefit) for income taxes	1,739	5,437	(2,807)	(3,075)	(3,157)	(3,090)	(5,978)
Provision (benefit) for income taxes	640	2,068	3,221	(1,090)	2,087	2,013	—

Net income (loss) before cumulative effect of change in accounting principle	1,099	3,369	(6,028)	(1,985)	(5,244)	(5,103)	(5,978)
Cumulative effect of change in accounting principle(2)	—	—	—	—	—	—	(311)

Net income (loss)	$1,099	$3,369	$(6,028)	$(1,985)	$(5,244)	$(5,103)	$(6,289)

Basic earnings (loss) per share	$0.17	$0.49	$(0.87)	$(0.20)	$(0.51)	$(0.50)	$(0.61)

Diluted earnings (loss) per share	$0.16	$0.47	$(0.87)	$(0.20)	$(0.51)	$(0.50)	$(0.61)

Shares used in basic and diluted per share calculation	7,024	7,203	6,907	9,783	10,210	10,196	10,253

	As of October 31,
						As of July 31, 2003
	1998	1999	2000	2001	2002
						(unaudited)
Consolidated Balance Sheet Data:
Cash, cash equivalents and marketable securities	$11,220	$9,662	$12,172	54,342	55,945	$51,604
Working capital	12,615	11,354	8,727	36,064	39,469	32,887
Total assets	18,903	23,988	31,714	72,681	69,135	63,739
Total debt	—	—	2,500	—	—	—
Total stockholders' equity	17,987	22,366	25,721	69,873	64,901	58,701

(1)
Represents the write-off of costs incurred related to two linear particle accelerators of $3,743,000 in 2001; write-off of abandoned licenses and related equipment costs of $2,714,000 related to certain technology licensed from third parties in 2002.
(2)
Represents cumulative effect for the change in recognizing future decommissioning costs of leased manufacturing and research and development facilities.

NOMOS Corporation
(in thousands, except per share data)

	Years ended December 31,					Nine months ended September 30,
	1998	1999	2000	2001	2002	2002	2003
						(Unaudited)
Statement of Operations Data:
Revenues	$5,067	$9,950	$13,362	$24,505	$31,125	$22,871	$22,773
Cost of revenues	4,053	5,797	6,715	11,659	14,454	10,658	10,938

Gross profit	1,014	4,153	6,647	12,846	16,671	12,213	11,835

Operating expenses:
Research and development	3,561	3,954	4,479	4,152	5,392	4,065	3,504
Sales and marketing	3,697	4,326	4,253	3,984	6,663	4,921	5,037
General and administrative	4,686	3,827	3,296	2,951	4,193	2,857	2,620
Write-off of investments(1)	—	450	—	—	—	—	—
Stock-based compensation	—	—	—	2,445	52	(135)	1,539
Offering and relocation costs	—	—	—	—	2,507	2,266	—

Total operating expenses	11,944	12,557	12,028	13,532	18,807	13,974	12,700

Income (loss) from operations	(10,930)	(8,404)	(5,381)	(686)	(2,136)	(1,761)	(865)
Interest and other income (expense), net(2)	(273)	(912)	(4,997)	103	71	57	1,781

Income (loss) from continuing operations	(11,203)	(9,316)	(10,378)	(583)	(2,065)	(1,704)	916
Loss from discontinued operations(3)	—	(7,001)	(1,155)	—	—	—	—

Net income (loss)	(11,203)	(16,317)	(11,533)	(583)	(2,065)	(1,704)	916
Less preferred dividends	—	(501)	—	(1,226)	(1,799)	(1,321)	(1,529)

Net income (loss) available to common stockholders	$(11,203)	$(16,818)	$(11,533)	$(1,809)	$(3,864)	$(3,025)	$(613)

Net income (loss) per share, basic and diluted(5):
Continuing operations	$(4.90)	$(3.61)	$(3.71)	$(0.63)	$(1.19)	(0.96)	(0.17)
Discontinued operations	—	(2.71)	(0.41)	—	—	—	—

	$(4.90)	$(6.32)	$(4.12)	$(0.63)	$(1.19)	$(0.96)	$(0.17)

Shares used in per share calculation(5):
Basic	2,286	2,580	2,797	2,856	3,240	3,150	3,610
Diluted	2,286	2,580	2,797	2,856	3,240	3,150	3,610
	As of December 31,
						As of September 30, 2003
	1998	1999	2000	2001	2002
						(unaudited)
Balance Sheet Data:
Cash and cash equivalents	$87	$668	$665	$5,991	$3,272	$3,668
Working capital (deficiency)	(4,484)	(9,187)	(724)	6,489	5,074	6,100
Total assets	10,169	10,170	8,025	15,871	15,810	18,496
Long-term obligations, net of current portion	—	—	18,273	725	1,236	998
Redeemable series C preferred stock(4)	—	—	—	5,862	7,661	9,191
Total stockholders' equity (deficit)	(2,691)	(8,480)	(18,581)	951	(2,771)	(1,785)

(1)
Loss on APMG disposition
(2)
Other income (expense) includes expense of $3.0 million in 2000 related to the Med-Tec write-off and income in the nine months ended September 30, 2003 represents Med-Tec and other litigation settlements
(3)
Represents the operating losses, asset write-offs and additional costs associated with the disposition of ROCS
(4)
Includes accrued but undeclared dividends
(5)
All share and per share information presented reflects a 1 for 1.97 reverse stock split that was effected June 19, 2002

Summary Pro Forma Unaudited Financial Information

        The table below presents selected financial data from the NASI and NOMOS unaudited pro forma condensed consolidated financial statements for the combined company. The unaudited pro forma condensed combined consolidated balance sheet as of July 31, 2003 combines the historical consolidated balance sheets of NASI as of July 31, 2003 and NOMOS as of September 30, 2003, giving effect to the merger as if it occurred on July 31, 2003. The unaudited pro forma condensed combined consolidated statements of operations for the year ended October 31, 2002 and for the nine months ended July 31, 2003 combine the historical consolidated statements of operations of NASI and NOMOS for the years ended October 31, 2002 and December 31, 2002, respectively, and the nine months ended July 31, 2003 and the nine months ended September 30, 2003, respectively, giving effect to the merger as if it occurred on November 1, 2001, reflecting only pro forma adjustments expected to have a continuing impact on the combined results. The unaudited pro forma condensed combined consolidated financial data is not necessarily indicative of the financial position or operating results that would have been achieved had the merger been consummated as of the dates indicated, nor is it necessarily indicative of future financial position or operating results. This information should be read in conjunction with the unaudited pro forma condensed combined consolidated financial statements and related notes and the historical financial statements and related notes of NASI and NOMOS included in, or incorporated by reference into, this joint proxy statement/prospectus.

	Pro Forma Combined
	Year Ended October 31, 2002	Nine Months Ended July 31, 2003
	(In thousands, except per share data)
Consolidated Statement of Operations Data:
Revenues	$51,905	$33,829
Cost of revenue	22,035	15,926

Gross profit	29,870	17,903
Operating expenses:
Selling, general and administrative	17,793	17,615
Research and development	15,968	10,154
Write off of licenses and equipment	2,714	—
Offering and relocation costs	2,507	—

Total operating expenses	38,982	27,769

Loss from operations	(9,112)	(9,866)
Interest and other income, net	1,749	3,198

Loss before provision for income taxes	(7,363)	(6,668)
Provision for income taxes	2,087	—

Loss before cumulative effect of change in accounting principle	$(9,450)	$(6,668)

Basic and diluted net loss before cumulative effect of change in accounting principle per share	$(0.61)	$(0.43)

Shares used in basic and diluted per share calculation	15,477	15,520

Pro Forma Combined As of July 31, 2003
(In thousands)
Consolidated Balance Sheet Data:
Cash, cash equivalents and marketable securities	$43,272
Working capital	24,188
Total assets	107,292
Total debt	—
Total stockholders' equity	$88,272

Comparative Per Share Information

        The capital stock of NOMOS is not publicly traded and no reliable market value information on its capital stock is available. The following table presents (1) unaudited loss per share and net book value per share data for NASI on a historical basis and (2) unaudited loss per share and net book value per share data for the combined company on a pro forma basis. The unaudited pro forma condensed consolidated financial data for the combined company is not necessarily indicative of the financial position had the merger been consummated on October 31, 2002 or July 31, 2003 or operating results that would have been achieved by the combined company had the merger been consummated as of the beginning of the periods presented, and should not be construed as representative of future financial position or operating results. The pro forma condensed combined consolidated per common share data presented below have been derived from unaudited pro forma condensed combined consolidated financial statements included in this joint proxy statement/ prospectus.

        This information is only a summary and should be read in conjunction with the summary historical financial data of NASI and NOMOS, the NASI and NOMOS unaudited pro forma condensed combined consolidated financial statements, and the separate historical financial statements of NASI and NOMOS and related notes included in or incorporated by reference into this joint proxy statement/prospectus.

NASI Per Share Data

	NASI
	Year Ended October 31, 2002	Nine Months Ended July 31, 2003
Historical per common share data:
Loss per share(1)	$(0.51)	$(0.58)
Net book value per share(2)		5.72

NOMOS Per Share Data

	NOMOS
	Year Ended December 31, 2002	Nine Months Ended September 30, 2003
Historical per common share data:
Loss per share	$(1.19)	$(0.17)
Net book value per share(2)		(0.48)

Combined Organization Pro Forma Per Share Data

	Pro Forma
	Year Ended October 31, 2002	Nine Months Ended July 31, 2003
Pro forma condensed combined consolidated per common share data:
Loss per share	$(0.61)	$(0.43)
Net book value per combined company share(2)		5.69

(1)
Net loss per share for the nine months ended July 31, 2003 excludes the cumulative effect of an accounting change.

(2)
The historical net book value per share of NASI common stock and NOMOS common stock is computed by dividing common stockholders' equity at period end by the number of shares of common stock outstanding at the respective period end. The pro forma net book value per combined company's share is computed by dividing the pro forma common stockholders' equity by the pro forma number of shares of NASI common stock outstanding at the respective period end, assuming the merger had been consummated on that date.

Comparative Per Share Market Price Data

        NASI common stock is listed on the Nasdaq National Market under the symbol "NASI". There is no established trading market for NOMOS' capital stock. Neither NASI nor NOMOS has ever declared or paid any cash dividends on its common stock. The following table sets forth, for the fiscal quarters indicated, based on published financial sources, the high and low sales prices per share of NASI common stock as reported on the Nasdaq National Market:

	NASI Common Stock
	High	Low
Fiscal 2001
First quarter	$26.88	$10.63
Second quarter	14.00	6.13
Third quarter	19.27	12.00
Fourth quarter	15.45	8.37
Fiscal 2002
First quarter	$16.90	$8.73
Second quarter	13.99	10.07
Third quarter	14.00	9.00
Fourth quarter	11.20	7.06
Fiscal 2003
First quarter	$9.73	$7.35
Second quarter	7.88	6.51
Third quarter	8.99	6.90
Fourth quarter	11.09	6.80

Recent Closing Prices

        The following table sets forth the high and low sales prices per share of NASI common stock as reported on the Nasdaq National Market on October 24, 2003, the last full trading day prior to the announcement of the signing of the merger agreement, and [                        ], 2003, the most recent practicable date prior to the mailing of this joint proxy statement/prospectus to NASI and NOMOS stockholders. There is no established trading market for NOMOS' capital stock.

	NASI Common Stock
Date
	High	Low
October 24, 2003	$7.47	$6.85
[ ], 2003	[ ]	[ ]

RISK FACTORS

        In addition to the other information included in this joint proxy statement/prospectus, including the matters addressed in "Cautionary Statement Concerning Forward-Looking Statements," you should consider carefully the following risks before voting at your special meeting. The merger involves a high degree of risk for NASI and NOMOS stockholders. NOMOS stockholders will be choosing to invest in NASI common stock by voting in favor of the approval of the merger agreement, the proposed merger and the other transactions contemplated by the merger agreement. You should read and consider the risks and uncertainties associated with each of the businesses of NASI and NOMOS because these risks also will affect the combined company after the merger. Some of the risks and uncertainties associated with the business of NASI can be found in NASI's annual report on Form 10-K for the fiscal year ended October 31, 2002, which is filed with the Securities and Exchange Commission and incorporated by reference in this joint proxy statement/prospectus. Although we believe that the risks described below, in NASI's Form 10-K and in the other documents incorporated by reference into this document represent all material risks currently applicable to the companies and the transaction, additional risks and uncertainties not presently known to NASI and NOMOS or that currently are not believed to be important to NASI and NOMOS also may affect adversely the merger and NASI following the merger.

Risks Relating to the Merger

We may be unable to integrate our operations successfully and realize all of the anticipated benefits of the merger.

        The merger involves the integration of two companies that previously have operated independently, which is a complex, costly and time-consuming process. The difficulties of combining the companies' operations include, among other things:

  •
  the necessity of coordinating geographically disparate organizations, systems and facilities;

  •
  integrating personnel with diverse business backgrounds;

  •
  consolidating corporate and administrative functions;

  •
  limiting the diversion of management resources necessary to facilitate the integration;

  •
  implementing compatible information communication systems, common operating procedures, compatible financial controls and comparable human resources practices;

  •
  coordinating sales and marketing functions;

  •
  retaining key employees; and

  •
  preserving the research and development, collaboration, distribution, marketing, promotion and other important relationships of NASI and NOMOS.

        The process of integrating operations could cause an interruption of, or loss of momentum in, the activities of the combined company's business and the loss of key personnel. The diversion of management's attention and any delays or difficulties encountered in connection with the merger and the integration of the two companies' operations could harm the business, results of operations, financial condition or prospects of the combined company after the merger.

        Among the factors considered by the boards of directors of NASI and NOMOS in connection with their approvals of the merger agreement were the opportunities for cost savings from operating efficiencies that could result from the merger. There can be no assurance that these savings will be realized within the time periods contemplated or that they will be realized at all or that the integration of NASI and NOMOS will result in the realization of the other benefits anticipated by the companies to result from the merger.

The value of common stock of NASI to be received by NOMOS stockholders in the merger will fluctuate prior to the consummation of the merger.

        The number of shares of common stock of NASI issued in the merger for each share of NOMOS stock is fixed. The market price of NASI common stock when the merger is consummated may vary from its market price on the date of this joint proxy statement/prospectus and on the date of the special meetings of the stockholders of NASI and NOMOS. For example, during the 12-month period ended on                        , 2003, the most recent practical date prior to the mailing of this joint proxy statement/prospectus, the low and high bid prices for NASI common stock ranged from $                      to $                      . See "Comparative Per Share Market Price and Dividend Information" on page [    ] for more detailed share price information.

        Future variations in the price of NASI's common stock may be the result of various factors including:

  •
  changes in the business, operations or prospects of NASI or NOMOS;

  •
  any issues or difficulties arising with respect to the companies' products or programs;

  •
  governmental actions or litigation developments or regulatory considerations;

  •
  uncertainty caused by intellectual property disputes and the impact of competition on the sales of the companies' products; and

  •
  general market and economic conditions.

        The merger consideration to be received by NOMOS stockholders will not be adjusted for any increase or decrease in the market price of NASI common stock. If the market value of NASI common stock declines prior to the time the merger is consummated, the value of the merger consideration to be received by NOMOS stockholders will decline. In addition, the merger may not be consummated until a significant period of time has passed after the special meetings of the stockholders of NASI and NOMOS. At the time of their special meetings, NASI and NOMOS stockholders will not know the exact value of the shares of common stock of NASI that will be issued in connection with the merger.

        Stockholders of NASI and NOMOS are urged to obtain current market quotations for NASI common stock before voting their shares at the special meetings. NOMOS stockholders should view this transaction as an investment in the equity of the combined company, with the fluctuations in value that are normally associated with publicly traded equity securities.

The market price of NASI common stock may decline as a result of the merger.

        The market price of NASI's common stock may decline as a result of the merger for a number of reasons, including if:

  •
  the integration of NASI and NOMOS is not completed in a timely and efficient manner;

  •
  the combined company does not achieve the perceived benefits of the merger as rapidly or to the extent anticipated by financial or industry analysts or investors;

  •
  the effect of the merger on the combined company's financial results is not consistent with the expectations of financial or industry analysts or investors; or

  •
  significant NASI or NOMOS stockholders decide to dispose of their shares following completion of the merger.

There may be sales of substantial numbers of shares of NASI common stock after the merger, which could cause NASI's stock price to fall.

        A large number of shares of NASI common stock to be received by NOMOS stockholders may be sold into the public market within short periods of time at various dates following the consummation of the merger. As a result, NASI's stock price could fall. Of the approximately 5.3 million shares of NASI common stock expected to be issued in connection with the merger, approximately 27% of such shares will be immediately available for resale by former stockholders of NOMOS and approximately 73% of such shares will be subject to "lock-up agreements" that restrict the timing of the resale of these shares and escrow arrangements. Under the lock-up agreements, shares will be released and available for sale in the public market six, 12 or 18 months (depending on the terms of the particular lock-up agreement) after the consummation of the merger. While Rule 145 under the Securities Act may impose some limitations on the number of shares certain NOMOS stockholders may sell, sales of a large number of newly released shares of NASI common stock could occur, which could result in a sharp decline in NASI's stock price. In addition, the sale of these shares could impair the combined company's ability to raise capital through the sale of additional stock. See the sections entitled "Related Agreements—Lock-Up Agreements" on page [            ].

NASI and NOMOS expect to incur significant costs associated with the merger.

        NASI estimates that it will incur direct transaction costs of approximately $2.7 million associated with the merger, which will be included as a part of the total purchase cost for accounting purposes. In addition, NOMOS estimates that it will incur direct transaction costs of approximately $2.0 million that will be expensed as incurred. NASI and NOMOS believe the combined company will incur charges to operations, which they cannot currently reasonably estimate, in the quarter in which the merger is consummated or in subsequent quarters to reflect costs associated with integrating the two companies. The combined company might incur additional merger charges in subsequent periods having a material adverse effect on the combined company's financial position, results of operations or liquidity.

The merger may result in loss of key employees.

        Despite the efforts of NASI and NOMOS to retain key employees, the combined company might lose some key employees following the merger. Competition for qualified technical and management employees in the medical products industry is intense. Competitors and other companies may recruit employees prior to the merger and during the integration process following the consummation of the merger. In addition, any real or perceived differences in the policies, career prospects, compensation levels or cultures of NASI and NOMOS may cause key employees to leave. As a result, employees could leave with little or no prior notice, which could cause delays and disruptions in the effort to integrate the two companies and result in expenses associated with finding replacement employees.

Certain officers and directors of NOMOS have conflicts of interest that may have influenced them to support or approve the merger.

        The directors and executive officers of NOMOS have interests in the merger that are different from, or in addition to, those of other NOMOS stockholders and NASI stockholders. These include the following:

  •
  NASI and John W. Manzetti, NOMOS' current president and chief executive officer, have agreed upon terms under which Mr. Manzetti will continue to be employed by the combined company after the consummation of the merger. If the merger is consummated, Mr. Manzetti will be employed as the president of the surviving corporation of the merger, which will be a wholly-owned subsidiary of NASI and will change its name immediately following the merger to "NOMOS Corporation";

  •
  the merger agreement provides for the indemnification of present and former officers and directors of NOMOS for a period of six years from the date of effectiveness of the merger and the maintenance of directors' and officers' liability insurance for such duration;

  •
  John A. Friede, the chairman of the board of directors of NOMOS, currently owes NOMOS $287,160 plus interest, which principal amount was loaned to Mr. Friede on May 22, 2003. In partial consideration for the time, efforts and resources that Mr. Friede has provided NOMOS in the past, NOMOS has agreed to cancel this indebtedness. The cancellation of this indebtedness is conditioned upon the consummation of the merger, but will be effective immediately prior to the consummation of the merger. See "Information Regarding NOMOS—Certain Relationships and Related Transactions of NOMOS" beginning on page            ;

  •
  NOMOS is party to a letter agreement dated February 11, 2002 with Mr. Friede, which provides that if Mr. Friede's employment is terminated without cause, he will receive continued payment of his base salary, which is currently $180,000 per year, and health benefits for twelve months after the termination date. Mr. Friede will be terminated as an employee without cause following the consummation of the merger. Therefore the surviving corporation in the merger, as NOMOS' successor, will be obligated to pay this severance to Mr. Friede; and

  •
  Upon the consummation of the merger, each outstanding stock option exercisable for NOMOS common stock will be converted into an option to purchase common stock of NASI and all outstanding unvested NOMOS stock options held by current NOMOS directors and employees will immediately vest.

        In addition, as a condition to NASI's willingness to enter into the merger agreement, Mr. Friede entered into a voting agreement and executed irrevocable proxies with respect to NOMOS capital stock and NASI capital stock subject to the voting agreement and entered into a voting trust in connection with the voting agreement. By entering into the voting agreement, Mr. Friede has agreed to vote certain shares beneficially owned by him, representing approximately 41% of the voting power of the NOMOS common stock and preferred stock voting together on an as-converted-to-common stock basis outstanding as of the record date, in favor of the proposal to approve the merger agreement, the proposed merger and the other transactions contemplated by the merger agreement. For more information on these different interests, see the section entitled "Interest of Certain Persons in the Merger".

        As a result of these interests that are likely different from those of other NOMOS stockholders, the directors and executive officers of NOMOS are or may have been more likely to vote to approve (and recommend that stockholders vote to approve) the merger agreement and the merger than if they did not have these interests. NOMOS stockholders should consider whether these interests may have influenced these directors and executive officers to support or recommend the merger. You may read more about these interests as described under "The Merger Agreement—Interests of Directors and Executive Officers of NOMOS and NASI in the Merger".

The merger agreement requires payment of a termination fee of up to $3 million in certain instances, which could deter a third party from proposing an alternative transaction to the merger.

        Under the terms of the merger agreement, NOMOS may be required to pay NASI a termination fee of $3 million, and NASI may be required to pay to NOMOS a termination fee of $1.5 million, if the merger agreement is terminated under certain circumstances. With some exceptions, these circumstances include, among others, (i) situations in which one party has terminated the merger agreement as a result of the withdrawal, modification or change in the recommendation of the other party's board of directors with respect to the merger and (ii) certain other terminations if, prior to the termination, a third party announced an offer or indicated an interest in a transaction involving NOMOS or NASI and, within 12 months of such termination, that party enters into a transaction involving the sale of that party, or the merger of that party, with another company. The effect of this termination fee may discourage competing bidders from presenting proposals to acquire or merge with NASI or NOMOS that, from a financial perspective, might be superior to the terms of the merger. For a more complete description of the termination rights of each party and the termination fees payable under the merger agreement, see "The Merger Agreement—Termination of Merger Agreement" and "—Termination Fee" on pages [    ] and [    ].

Uncertainty regarding the completion of the merger could harm NASI's and NOMOS' businesses.

        Uncertainty regarding the completion of the merger could harm the respective businesses of NASI and NOMOS in a number of ways. Customers and strategic partners may delay or defer decisions concerning either company until the merger is consummated or abandoned. In the event that either NASI or NOMOS elects to seek another merger or business combination, the other party may not be able to find another party willing to pay an equal or greater price than the price to be paid in the merger. During the time that the merger agreement is in effect, both NASI and NOMOS are prohibited from soliciting, initiating, encouraging or entering into certain transactions, such as a merger, sale of assets or other business combination with a party other than NASI or NOMOS, as the case may be. This uncertainty could cause NASI or NOMOS employees to leave their respective employers. In addition, the diversion of management's attention from day-to-day business and the unavoidable disruption to each company's employees and relationships with customers as a result of efforts and uncertainties relating to the anticipated merger may detract from each company's ability to grow revenues and minimize costs, which, in turn may lead to a loss of market position.

Failure to complete the merger could harm NASI's and NOMOS' businesses.

        Failure to complete of the merger could harm the respective businesses of NASI and NOMOS in a number of ways. Many of the transaction costs, including accounting, legal and certain financial advisory fees, must still be paid, without any offsetting benefits from the merger. If the merger is not completed, the price of NASI common stock may decline to the extent that the current market price of NASI common stock reflects a market assumption that the merger will be completed.

Risks Related to NOMOS and its Industry and the Effects on the Combined Company's Business

        In the following section discussing risk factors facing the business of NOMOS and the combined company following the merger of NASI and NOMOS, references to "we," "us," "our", "ours" and "NOMOS" refer to NASI and its wholly owned subsidiary, NOMOS Corporation, immediately following the merger.

Doctors and hospitals may not adopt NOMOS' products and technologies at levels sufficient to sustain our business or to achieve our desired growth rate.

        Intensity modulated radiation therapy, or IMRT, is a relatively new technology and, to date, NOMOS has attained only limited penetration of the total potential worldwide market. Our future growth and success depends upon creating broad awareness and acceptance of IMRT generally and its products in particular by doctors, hospitals and freestanding clinics, as well as patients. This will require substantial marketing and educational efforts, which will be costly and may not be successful. The target customers for NOMOS' products may not adopt IMRT-based technologies or may adopt them at a rate that is slower than desired. In addition, potential customers who decide to utilize IMRT may choose to purchase competitors' IMRT products. Important factors that will affect our ability to attain broad market acceptance of NOMOS' products include:

  •
  doctor and patient awareness and acceptance of IMRT and NOMOS' products;

  •
  the real or perceived effectiveness and safety of IMRT and NOMOS' products;

  •
  the relationship between the cost of our products and the real or perceived medical benefits of IMRT and NOMOS' products;

  •
  the relationship between the cost of NOMOS' products and the financial benefits to our customers of using NOMOS' products, which will be greatly affected by the coverage of, and reimbursement for, IMRT treatment and ultrasound guidance by governmental and private third-party payors; and

  •
  market perception of our ability to continue to grow NOMOS' business and develop enhanced IMRT products.

        Failure of NOMOS' products to gain broad market acceptance could cause our revenues to decline and our business to suffer.

Currently, NOMOS' products are predominantly used in the treatment of tumors of the prostate, head, neck and spinal cord. If we do not after the consummation of the merger obtain wider acceptance of NOMOS' products to treat other types of cancer, our sales could fail to increase and we could fail to achieve our desired growth rate.

        Currently, NOMOS' products are predominantly used in the treatment of tumors of the prostate, head, neck and spinal cord. Further research, clinical data and years of experience will likely be required before there can be broad acceptance for the use of IMRT treatments for additional types of cancer. Some recognized members of the radiation oncology community have expressed skepticism as to the relative benefits of IMRT treatments other than for limited types of cancer such as prostate cancer, where mortality is closely linked to recurrence of the local tumor. They point out that in many types of cancer, such as breast cancer, mortality is usually a result of metastasis, meaning the expansion of the cancer to other parts of the patient's body, and that eliminating or controlling the growth of the local tumor, which is the goal of IMRT treatments, does little to prevent this from occurring. If IMRT generally, and NOMOS' products in particular, do not become more widely accepted in treating other types of cancer, our sales could fail to increase or could decrease.

There is currently a lack of long-term data regarding the safety and effectiveness of IMRT products and negative data or the continued lack of adequate supporting data could adversely affect market acceptance of NOMOS' products.

        Although NOMOS estimates that its IMRT products have been used to treat thousands of patients worldwide, this is still a statistically small number, and these treatments have primarily involved tumors of the prostate, head, neck and spinal cord. Much of the data produced in current studies using IMRT and NOMOS' products have involved small patient sample sizes, and any positive results of these studies may not be representative of the results that will be achieved in studies involving larger patient sample sizes. If we are unable to obtain additional and more comprehensive clinical studies, or if long-term clinical studies fail to confirm the effectiveness of IMRT or NOMOS' products, our sales could fail to increase or could decrease.

        Some theoretical and non-clinical studies, meaning studies that are not based on significant empirical evidence, have suggested that the use of IMRT and potentially NOMOS' products may cause serious negative side effects, such as a risk of induced cancer, as a result of the increased radiation delivered to the patient. At present, not enough time has passed to determine conclusively the long-term side effects. If future clinical studies confirm that these negative side effects occur as a result of IMRT treatments, our sales could fail to grow or could decline. In addition, if it is shown that NOMOS' products cause harmful side effects, the U.S. Food and Drug Administration, or FDA, could require us to change NOMOS' product labeling to describe these potential side effects or could even rescind the clearances for NOMOS' products and potentially require a recall of NOMOS' products.

        IMRT, whether using NOMOS' products or those of its competitors, requires a substantial departure from customary quality assurance practices. The complexity and dynamic nature of IMRT deliveries make new demands on patient plan and dose verification. These difficulties and departures from customary practices may impede market acceptance of IMRT in general and NOMOS' products in particular, which could adversely affect our ability to increase our sales of NOMOS' products and achieve our desired growth rate.

IMRT treatments expose patients to increased radiation leakage, which could potentially cause long-term deleterious side effects, including induced cancer.

        In both IMRT and conventional radiation therapy, there is radiation leakage, which means radiation that escapes from the linear accelerator and is absorbed by the patient outside the area of the patient's body being treated. Linear accelerators are the machines that generate the radiation energy beams used in both IMRT and conventional radiation treatment. Leakage occurs at all times when the linear accelerator is producing radiation. In IMRT treatments, the linear accelerator is required to produce radiation for a longer period of time overall as compared to conventional radiation treatments. Also, in IMRT treatments there is additional leakage that is transmitted through or between the leaves of the multileaf collimator itself. As a result, there is an increase in the overall radiation leakage to which the patient is exposed due to the longer periods of radiation delivery.

        The increased radiation leakage associated with IMRT treatments could require additional room shielding to protect clinic personnel. In addition, concerns have been raised by some researchers that the increase in overall radiation leakage to which IMRT patients are exposed may have deleterious long-term effects, including the potential for inducing cancer.

        These same studies suggest that an increase in the long-term risk of induced cancers from IMRT may be possible. The risk, or perceived risk, of induced cancers could slow or prevent expanded use of IMRT to treat additional types of cancers and could even result in decreased usage of IMRT to treat cancers currently treated with IMRT if the increased risk is shown or believed to be significant, which could cause our revenues from NOMOS products to decline and our business to suffer.

If governmental and private third-party payors do not reimburse healthcare providers at favorable rates for use of NOMOS' products, the revenues attributed to NOMOS' products could decline after the consummation of the merger.

        Hospitals and freestanding clinics may be less likely to purchase NOMOS' products if they cannot be assured of receiving favorable reimbursement for treatments using NOMOS' products from third-party payors, such as Medicare, Medicaid and private health insurance plans. Medicare pays hospitals, freestanding clinics and physicians a fixed amount for services using NOMOS' products, regardless of the costs incurred by those providers in furnishing the services. Such providers may perceive the set reimbursement amounts as inadequate to compensate for the costs incurred and thus may be reluctant to furnish the services for which NOMOS' products are designed. Moreover, third-party payors are increasingly challenging the pricing of medical procedures or limiting or prohibiting reimbursement for some services or devices, and we cannot be sure that they will reimburse our customers at levels sufficient to enable us to achieve or maintain sales and price levels for NOMOS' products. There is no uniform policy on reimbursement among third-party payors, and we can provide no assurance that procedures using NOMOS' products will qualify for reimbursement from third-party payors or that reimbursement rates will not be reduced or eliminated. For example, NOMOS has been informed that some private third-party payors regard IMRT as investigational or experimental and do not provide reimbursement for these services at this time. A reduction in or elimination of third-party payor reimbursement for treatments using NOMOS' products would likely have a material adverse effect on our revenues.

        Furthermore, any federal and state efforts to reform government and private healthcare insurance programs could significantly affect the purchase of healthcare services and products in general and demand for NOMOS' products in particular. We are unable to predict whether potential reforms will be enacted, whether other healthcare legislation or regulation affecting the business may be proposed or enacted in the future or what effect any such legislation or regulation would have on our business, financial condition or results of operations.

        The federal Medicare program currently reimburses hospitals and freestanding clinics for IMRT treatments, including treatments using NOMOS' MIMiC and CORVUS products. Medicare reimbursement amounts typically are reviewed and adjusted at least annually. Medicare reimbursement policies are reviewed and revised on an ad hoc basis. Adjustments could be made to these reimbursement policies or amounts, which could result in reduced or no reimbursement for IMRT services. Changes in Medicare reimbursement policies or amounts affecting hospitals and freestanding clinics could negatively affect market demand for NOMOS' products.

        Private third-party payors often adopt Medicare reimbursement policies and payment amounts. As such, Medicare reimbursement policy and payment amount changes concerning NOMOS' IMRT products and its BAT product also could be extended to private third-party payor reimbursement policies and amounts and could affect demand for NOMOS' products in those markets as well.

        Acceptance of NOMOS' products in foreign markets could be affected by the availability of adequate reimbursement or funding, as the case may be, within prevailing healthcare payment systems. Reimbursement, funding and healthcare payment systems vary significantly by country and include both government-sponsored healthcare and private insurance. We can provide no assurance that third-party reimbursement will be made available with respect to treatments using NOMOS' products under any foreign reimbursement system.

        Problems with any of these reimbursement systems that adversely affect demand for NOMOS' products could cause our revenues from NOMOS products to decline and our business to suffer.

We will face intense competition in the sales and marketing of NOMOS' products for the limited funds that hospitals and freestanding clinics have to invest in capital equipment purchases.

        Both large and small hospitals and freestanding clinics in the United States today have limited funds for capital equipment purchases. Even if the doctors at a particular institution support the purchase of one of NOMOS' products, the hospital or clinic administrator may not authorize the necessary funds. Until such time, if ever, that IMRT generally and NOMOS' and other core products specifically become more widely known and accepted, hospitals and freestanding clinics could use their limited funds to buy competing products, including conventional radiation treatment planning and delivery systems, which could adversely affect our ability to increase sales of NOMOS' products and achieve our desired growth rate.

One of NOMOS' primary markets is the market for upgrading linear accelerators that do not have IMRT capabilities to provide them with IMRT capabilities. This market will shrink over time, thereby limiting our potential revenues from the upgrading of linear accelerators.

        To date, a majority of NOMOS' revenues from the sale of NOMOS' IMRT products has been derived from the sale of these products to customers who decide to upgrade linear accelerators that do not have IMRT capabilities to enable them to deliver IMRT treatments. Most of these linear accelerators are older models. Selling CORVUS to customers with newer multileaf collimator-equipped linear accelerators can be difficult because these linear accelerators may be offered with IMRT planning software at little or no additional cost. Accordingly, to make a sale, NOMOS often must convince these potential customers that CORVUS is sufficiently superior to the IMRT or conventional radiation treatment planning software products offered by the manufacturer to justify the additional costs of purchase. Selling PEACOCK and MIMiC to potential customers with newer multileaf collimator-equipped linear accelerators is even more difficult because, in addition to the incremental costs of purchase, these potential customers may be reluctant to incur the additional effort required to retrofit the factory installed multileaf collimator with MIMiC. Over time, if more institutions purchase new linear accelerators that are IMRT-equipped or upgrade their older accelerators with technology from us or our competitors, the market for upgrading linear accelerators that do not have IMRT capabilities will shrink and may become saturated, which could adversely affect our sales and limit our potential revenues from NOMOS products.

NOMOS is dependent on its core technologies for future revenues. We cannot assure you that NOMOS' competitors, many of which have greater resources than we have or will have after the merger, will not develop superior technologies or otherwise be able to compete against us more effectively.

        We expect that NOMOS' current core products, including CORVUS, PEACOCK and BAT, will generate a substantial part of our revenues for the foreseeable future. We will need to continue to develop enhancements to these products and improvements on NOMOS' core technologies in order to compete effectively. Rapid change and technological innovation characterize the marketplace for medical products, and NOMOS' competitors could develop technologies that are superior to NOMOS' products or that render such products obsolete. We anticipate that expenditures for research and development will continue to be significant. The domestic and foreign markets for radiation therapy equipment are highly competitive. Many of NOMOS' competitors and potential competitors have substantial installed bases of products and significantly greater financial, research and development, marketing and other resources than we do. Competition may increase as emerging and established companies enter the field. In addition, the marketplace could conclude that the tasks NOMOS' products were designed to perform are no longer elements of a generally accepted treatment regimen. This could result in us having to reduce production volumes or discontinue production of one or more IMRT products.

        NOMOS' single largest competitor in the IMRT market is Varian Medical Systems, Inc. Varian is the largest worldwide manufacturer, in terms of market share, of linear accelerators. Linear accelerators are the machines that generate the radiation energy beams used in both IMRT and conventional radiation treatment. Varian also markets its own line of IMRT products, including several models of multileaf collimators and an IMRT inverse planning software package, which it often includes with its linear accelerators. Varian is also one of the principal providers of record and verification systems, which are systems that keep track of all critical information in the treatment of radiation therapy patients and which allow the planning system to communicate with the linear accelerator. Varian recently announced its intention to acquire Zmed, Inc., one of NOMOS' principal competitors for BAT. Varian expects the acquisition to enhance its 3-D ultrasound imaging capabilities and offer radiation oncology departments a new line of stereotactic positioning accessories and planning software, allowing Varian to directly compete against BAT.

        NOMOS also competes with Siemens Medical Systems, Inc. and Elekta A.B., each of which manufactures one or more multileaf collimators that compete with MIMiC and, therefore, with NOMOS' integrated system, PEACOCK. There are several other companies that currently offer or plan to offer IMRT modules, which typically add IMRT functionality to conventional radiation treatment planning products. Finally, NOMOS competes with all manufacturers of conventional radiation therapy products many of which are devoting substantial resources to promoting their products.

        Because we are a relatively small company, there is a risk that potential customers will purchase products from larger manufacturers, even if NOMOS' products are technically superior, based on the perception that a larger, more established manufacturer may offer greater certainty of continued

product improvements, support and service, which could cause our revenues from NOMOS products to decline.

If alternative technologies prove to be superior to IMRT, physician adoption of NOMOS' products could substantially decrease.

        NOMOS faces competition from companies that are developing, marketing and manufacturing alternative therapies to radiation for the treatment of tumorous cancers. It is possible that advances in the pharmaceutical, bio-medical or gene-therapy fields could render some or all radiation therapies obsolete. Even incremental advances in competing technologies could result in the rejection of NOMOS' products as a part of a generally accepted diagnostic or treatment regimen. If alternative therapies are proven or perceived to offer treatment options that are superior or more cost effective than the treatments NOMOS' products provide, physician adoption of NOMOS' products could be negatively affected and our revenues from NOMOS products could decline.

We might not be able to make NOMOS' products compatible with some existing linear accelerators and other radiation therapy products. In addition, any future changes in the configuration of the most common linear accelerators could require costly and time-consuming modifications to NOMOS' products that could harm our business.

        NOMOS' IMRT products are designed to be used in conjunction with most linear accelerators currently in use. NOMOS' products are not currently compatible with all linear accelerators. However, when manufacturers modify the design or functionality of their machines, NOMOS is often required to modify NOMOS' products to ensure compatibility. Future changes cannot be predicted and, in the case of linear accelerator manufacturers who are NOMOS' competitors, could be made or timed to place us at a competitive disadvantage. Responding to these changes can be costly and time-consuming. We could be required to obtain additional regulatory clearances for any modifications of NOMOS' products. It is also possible that, despite our best efforts, we might be unable to make NOMOS' products compatible with new or modified versions of linear accelerators or might only be able to do so at a prohibitive expense.

        NOMOS' PEREGRINE product is not currently fully compatible with linear accelerators that represent a minority of the U.S. market and a majority of the worldwide market. We cannot assure you that we will be successful in making PEREGRINE compatible with these linear accelerators, and any future changes in the design of any linear accelerators could require us to redesign the functionality of PEREGRINE. We may not be successful at any such effort.

NOMOS' limited operating history makes evaluating our business and future prospects difficult.

        Although NOMOS has been in existence since 1979, NOMOS has only had significant operations in NOMOS' current markets since 1994, and most of NOMOS' senior management has only been with NOMOS since 1999. In addition, NOMOS went through a significant restructuring in 1999 and 2000. Moreover, three of NOMOS' products and services, BAT, PEREGRINE and NOMOS Rx, have only recently come into the market. This limited operating history may not be adequate to enable you to fully assess our ability to achieve further market acceptance of NOMOS' products and services, to continue to grow our business and to compete effectively.

NOMOS relies on several sole source suppliers and a limited number of other suppliers to provide significant components used in NOMOS' products. A significant interruption in supply could prevent or limit our ability to accept and fill orders for NOMOS' products.

        Although NOMOS performs final product assembly of NOMOS' products, NOMOS purchases all major components from third-party suppliers. NOMOS currently relies on a single source of supply for several key materials and components, the most important of which are the tungsten leaves used in NOMOS' MIMiC multi-leaf collimator and all major components used in NOMOS' BAT targeting system. NOMOS also obtains various other components from a limited number of sources. We cannot produce NOMOS' products without these components. In the event of any extended or recurring interruption in supply, or if any of the significant components to NOMOS' products become obsolete or are no longer manufactured, we could be required to redesign NOMOS' products or seek alternative supply sources, which could significantly impair our ability to sell these products. In some cases, NOMOS expects it would take several months, or longer, for a new supplier to begin providing components to specification. In addition, we could be required to make a new or supplemental filing with the FDA and other applicable regulatory authorities and might have to obtain clearance or other regulatory approvals prior to marketing a product containing new components. We may be unable to obtain the necessary regulatory clearances or approvals on a timely basis, if at all, which could cause our revenues to decline and our business to suffer.

NOMOS depends partially on its relationships with distributors and other industry participants to market NOMOS' products, and if these relationships are discontinued or if we are unable to develop new relationships, our revenues could decline.

        NOMOS currently relies, and will continue to rely, upon collaborative relationships with agents and distributors and other industry participants to maintain market access to potential customers, particularly in Asia and Europe, and our business strategy includes entering into more of these relationships in the future. Some of the entities with whom NOMOS has relationships to help market and distribute its products also produce or distribute products that directly compete with NOMOS' core products.

        We cannot assure you that we will be able to maintain or develop these relationships with agents and distributors and other industry participants or that these relationships will continue to be successful. If any of these relationships is terminated, not renewed or otherwise unsuccessful, or if we are unable to develop additional relationships, NOMOS' product sales could decline, and our ability to grow NOMOS' business could be adversely affected. This is particularly the case with respect to foreign sales of NOMOS' products, where NOMOS currently relies, and we will continue to rely, on NOMOS' distributors' expertise regarding foreign regulatory matters and their access to actual and potential customers.

We could be unable to protect NOMOS' patents and other proprietary rights. If we fail to protect NOMOS' intellectual property rights or if NOMOS' intellectual property rights do not adequately cover the technologies we employ or if such intellectual property rights are declared to be invalid, other companies could sell products with features similar to NOMOS' products or we might be forced to discontinue selling NOMOS' products.

        NOMOS relies on U.S. and foreign patents to protect NOMOS' intellectual property. NOMOS also relies on trade secrets and know-how that NOMOS seeks to protect. NOMOS attempts to protect NOMOS' intellectual property rights by filing patent applications for new features and products NOMOS develops. NOMOS enters into confidentiality or license agreements with NOMOS' employees, consultants, independent contractors and corporate partners, and seeks to control access to NOMOS' intellectual property and the distribution of NOMOS' products, documentation and other proprietary information. We plan to continue these methods to protect NOMOS' intellectual property and NOMOS' products. These measures may afford only limited protection. In addition, the laws of some foreign countries may not protect NOMOS' intellectual property rights to the same extent as do the laws of the United States.

        If a competitor infringes upon NOMOS' patent or other intellectual property rights, enforcing those rights could be difficult, expensive and time-consuming. Competitors could also bring actions or counterclaims attempting to invalidate NOMOS' patents. Even if we are successful, litigation to enforce NOMOS' intellectual property rights or to defend NOMOS' patents against challenge could be costly and could divert our management's attention.

        NOMOS is currently involved in a lawsuit, which NOMOS initiated, involving a NOMOS patent relating to the ultrasound localization techniques that is used in BAT. The lawsuit is discussed below in the section entitled "Information Regarding NOMOS—Legal Proceedings" on page [    ]. In January 2003, the district court entered judgment against NOMOS on its infringement claims. We are currently appealing this judgment to the United States Court of Appeals for the Federal Circuit. An adverse result in this lawsuit could hurt our reputation and, therefore, adversely impact sales of our other products.

        Even if we are able to effectively enforce NOMOS' existing proprietary rights to the fullest extent permitted by law, this would not protect us from competition. NOMOS does not have any patent on IMRT delivery or planning generally, and NOMOS has competitors that currently market and sell IMRT planning and delivery products including inverse planning systems similar to NOMOS' CORVUS product. In addition, NOMOS' competitors could design around NOMOS' patents or develop products that provide comparable or superior outcomes without infringing on NOMOS' patents or other proprietary rights. The confidentiality agreements with NOMOS' employees, consultants and other third parties may not be enforceable or may not provide meaningful protection for NOMOS' trade secrets or other proprietary information in the event of unauthorized use or disclosure.

The medical device industry is characterized by competing intellectual property, and we could be sued for violating the intellectual property rights of others.

        The medical device industry is characterized by a substantial amount of litigation over patent and other intellectual property rights. Determining whether a product infringes a patent involves complex legal and factual issues, and the outcome of patent litigation actions is often uncertain. Our competitors could assert that NOMOS' products and the methods we employ in the use of NOMOS' products are covered by United States or foreign patent rights held by them. In addition, because patent applications can take many years to issue, there could be applications now pending of which we are unaware, which could later result in issued patents that NOMOS' products infringe. There could also be existing patents that one or more of NOMOS' products could inadvertently be infringing of which we are unaware. As the number of competitors in the radiation oncology market grows, and as the number of patents issued in this area grows, the possibility of a patent infringement claim against us increases.

        To address patent infringement or other intellectual property claims, we may have to enter into license agreements or agree to pay royalties at a substantial cost to us. We may be unable to obtain necessary licenses. A valid claim against us and our failure to obtain a license for the technology at issue could prevent us from selling NOMOS' products and materially adversely affect our business, financial results and future prospects.

We have limited experience producing NOMOS' products in substantial quantities. If we are unable to hire sufficient additional personnel, purchase additional equipment or are otherwise unable to meet customer demand, our business could suffer.

        To be successful, we must produce NOMOS' products in substantial quantities and in compliance with regulatory requirements, at acceptable costs. If we do not succeed in producing quantities of NOMOS' products that will satisfy customer demand, we could lose customers and our business could suffer. We currently have limited experience in assembling and testing NOMOS' products in large quantities. If we increase our production volume and the number of designs for NOMOS' products, the complexity of our production processes will increase. In addition, we could experience short-term surges in production demands resulting from increasing business volume in general, as well as bulk purchases made by one or more of our customers. Because our production operations are primarily dependent upon manual assembly, if demand for NOMOS' products increases, we will need to hire additional personnel and could be required to purchase additional equipment. If we are unable to sufficiently staff our production operations or are otherwise unable to meet customer demand, our business could suffer.

We have limited experience servicing warranties with respect to NOMOS' products and could experience warranty claims that exceed our reserves.

        Each of NOMOS' products comes with a standard twelve-month warranty against defects in materials and workmanship. We are responsible for all claims, actions, damages, liabilities, costs and expenses for defects attributable to these products. NOMOS has established reserves for the liability associated with product warranties. However, we have limited experience servicing NOMOS' product warranties and cannot be sure that such reserves will be adequate to cover all future claims. We have even less experience providing warranty service outside the United States, and NOMOS typically provides this service through, or with the assistance of, foreign agents and distributors. We will need to develop the ability to provide service on a cost-effective basis if we are to be able to expand our foreign business. Any unforeseen warranty exposure could adversely affect our operating results.

NOMOS' products are used in connection with the delivery of intense radiation. Defects in, or misuse of, NOMOS' products, or any detrimental side effects that result from the use of NOMOS' products, could result in serious injury or death and could require costly recalls or subject us to costly and time-consuming product liability claims. This could harm future sales and require us to pay substantial damages.

        NOMOS' medical devices are used in connection with the delivery of high-powered external beam radiation to cancer patients. One or more of NOMOS' products could malfunction or be misused and cause serious injury or death to a patient. In addition, NOMOS' products might otherwise be determined to cause serious injury or other detrimental side effects. It is an inherent risk of this industry that NOMOS might be sued in a situation where one of NOMOS' products results in, or is alleged to result in, a personal injury. Any product liability claim brought against us, with or without merit, could result in significant damage to our business. NOMOS is currently a defendant, along with treating physicians and several other equipment manufacturers, in a legal action brought by an individual who was treated with our products, alleging that he was mistreated and that our PEACOCK system, along with equipment from several of NOMOS' competitors, was defective, causing him to receive an excessive amount of radiation to areas surrounding his tumor. We refer you to the section entitled "Information Regarding NOMOS—Legal Proceedings" in this joint proxy statement/prospectus.

        The FDA's medical device reporting regulations require us to report any incident in which NOMOS' products may have caused or contributed to a death or serious injury, or in which NOMOS' products malfunctioned in a way that would be likely to cause or contribute to a death or serious injury if the malfunction recurred. NOMOS has not filed any reports with the FDA concerning a death or serious injury involving one of NOMOS' products. Any required filing could result in an investigation of NOMOS' products.

        Because of the nature of NOMOS' products and their use, the tolerance for error in the design, manufacture or use of NOMOS' products may be small or nonexistent. If a product NOMOS designed or manufactured is defective, whether due to design or manufacturing defects, or improper assembly, use or servicing of the product or other reasons, the product may need to be recalled, possibly at our expense. Furthermore, the adverse effect of a product recall might not be limited to the cost of the recall. For example, a product recall could cause applicable regulatory authorities to investigate us as well as cause our customers to review and potentially terminate their relationships with us. Recalls, especially if accompanied by unfavorable publicity or termination of customer contracts, could cause us to suffer substantial costs, lost revenues and a loss of reputation, each of which could harm our business. Products as complex as NOMOS' planning and dose calculation software systems may also contain undetected software errors or defects when they are first introduced or as new versions are released. NOMOS' products may not be free from errors or defects even after they have been tested, which could result in the rejection of NOMOS' products by our customers and damage to our reputation, as well as lost revenue, diverted development resources and increased support costs. We may also be subject to claims for damages related to any errors in NOMOS' products.

        NOMOS currently maintains product liability insurance, which has deductible amounts and per claim and aggregate limits. However, we cannot assure you that this insurance will continue to be available on terms acceptable to us or in sufficient amounts if at all, or that it will provide adequate coverage in the event that any product liability is actually incurred.

If we are unable to complete current developments or to develop new enhancements and new generations of IMRT products, we may be unable to retain NOMOS' existing customers or attract new customers.

        Rapid and significant technological change, evolving industry standards and new product introductions characterize the market for NOMOS' products. Many of NOMOS' products are technologically innovative and require significant planning, design, development and testing. These activities require significant capital commitments and investment on our part.

        New product developments in the healthcare industry are inherently risky and unpredictable. These risks include:

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  failure to prove feasibility;

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  time required from proof of feasibility to routine production;

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  timing and cost of regulatory approvals and clearances;

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  competitors' response to new product developments;

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  manufacturing, installation, warranty and maintenance cost overruns;

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  failure to obtain customer acceptance and payment;

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  customer demands for retrofits of both old and new products; and

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  excess inventory caused by phase-in of new products and phase-out of old products.

        The high cost of technological innovation is coupled with rapid and significant change in the regulations governing the products that compete in NOMOS' market, by industry standards that could change on short notice, and by the introduction of new products and technologies that could render existing products and technologies uncompetitive. We cannot be sure that we will be able to successfully develop new products or enhancements to NOMOS' existing products. Without successful new product introductions, our revenues will likely suffer. Even if customers accept new or enhanced products, the costs associated with making these products available to customers could reduce or prevent us from increasing our operating margins.

        In addition, although NOMOS' has received FDA 510(k) clearance for its PEREGRINE dose calculation software product, NOMOS' is still in the process of finalizing the development of PEREGRINE in order to allow it to be used clinically to treat patients and to enable it to be used with a broader range of linear accelerators, energy levels with those linear accelerators, and treatment planning systems without the need for extensive commissioning and testing. These final developments are designed primarily to enhance the installation process, as opposed to the underlying software function. NOMOS' has reviewed these changes and does not believe these changes will require any new 510(k) clearances from the FDA. However, the FDA could disagree and require the submission of a 510(k) application. We may encounter problems with the performance or implementation of these developments. An inability to complete these developments on a timely basis could adversely affect our relationship with the early purchasers of PEREGRINE, and could adversely impact our ability to sell PEREGRINE to new customers. Any failure to successfully complete these developments could also hurt our reputation and, therefore, adversely impact sales of other NOMOS' products.

If we do not provide quality customer support and service, we could lose customers and our operating results could suffer.

        Our ability to provide quality support and service to NOMOS' customers and healthcare professionals is critical to our success. To effectively compete, we must continue to build and maintain strong customer support and service and strong brand awareness among NOMOS' customers, much of which is based upon personal referrals and word of mouth. In order to build and maintain brand awareness, we must hire and retain customer support and service personnel who are able to provide NOMOS' customers with answers to questions regarding NOMOS' products. Any failure or disruption of our customer support and service operations could cause us to lose customers and harm our business.

We could begin to face competition for our customer support and services, which could adversely affect our revenues and could lead to the defection of important employees.

        Currently, NOMOS' is the only authorized provider of support and services for NOMOS' products, from which NOMOS' derives a substantial portion of its revenues. Competition to support and service NOMOS' products could increase if and as NOMOS' products become more widely accepted. This could result in a loss of service revenue. In addition, competitors could seek to hire away our customer support and service personnel, which, if successful, could adversely affect our ability to provide product support and services and result in competition for the servicing of our products.

Any failure to build and manage NOMOS' direct sales organization could negatively affect our revenues.

        NOMOS' current domestic direct sales force is small relative to many of its competitors. We plan to expand the size of this sales force and to further develop our sales force outside the United States to further penetrate the domestic and foreign markets for NOMOS' products. There is intense competition for skilled sales and marketing employees, particularly for people who have experience in the radiation oncology market. Accordingly, we could find it difficult to hire or retain skilled individuals to sell NOMOS' products. Any failure to build our direct sales force could adversely affect our growth and our ability to meet our revenue goals.

Our future growth will depend, in part, on our ability to penetrate foreign markets, particularly in Asia and Europe. However, our activities outside the United States will subject us to additional regulatory burdens and other risks.

        Our future profitability will depend in part on our ability to grow and maintain NOMOS' product sales in foreign markets, particularly in Asia and Europe. However, we have limited experience in marketing and servicing NOMOS' products in other countries. In 2002, approximately 3% of NOMOS' product revenues and 2% of NOMOS' total revenues were derived from sales to customers outside the United States. NOMOS' foreign operations will subject us to additional risks and uncertainties, including:

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  NOMOS' customers' ability to obtain reimbursement for procedures using our products in foreign markets;

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  the burden of complying with complex and changing foreign regulatory requirements;

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  language barriers and other difficulties in providing long-range customer support and service;

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  longer accounts receivable collection times;

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  significant currency fluctuations, which could cause our distributors to reduce the number of products they purchase from us because the cost of NOMOS' products to them could fluctuate relative to the price they can charge their customers;

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  reduced protection of intellectual property rights in some foreign countries; and

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  the interpretation of contractual provisions governed by foreign laws in the event of a contract dispute.

        Our foreign sales or NOMOS' products could also be adversely affected by export license requirements, the imposition of governmental controls, political and economic instability, trade restrictions, changes in tariffs and difficulties in staffing and managing foreign operations.

NOMOS depends on key employees, particularly management, medical physicists, hardware and software engineers and customer support and operations personnel. If we are unable to attract and retain qualified employees, we might be unable to meet our growth and revenue goals.

        NOMOS is highly dependent on the principal members of its management and on its skilled personnel. In particular, NOMOS relies on medical physicists and customer support and operations personnel for the installation and support of its products and on hardware and software engineers, customer service personnel and other personnel with other advanced degrees and industry knowledge to develop, market, sell, install and service NOMOS' products.

        Our future success and ability to grow our business will depend in part on the continued service of these individuals and our ability to identify, hire and retain additional qualified personnel. Although all employees are bound by a limited non-competition agreement that they sign upon employment, few of NOMOS' employees are bound by employment contracts, and it is difficult to find qualified personnel, particularly medical physicists and customer service personnel, who are willing to travel extensively. Furthermore, despite our best efforts, we may lose key employees in connection with the merger. See the risk factor regarding "The merger may result in loss of key employees" on page [    ]. We compete for qualified personnel with medical equipment manufacturers, universities and research institutions. Because the competition for these personnel is intense, costs related to compensation may increase significantly.

        Even when we are able to hire a qualified medical physicist, engineer or other technical person, there is a significant training period of up to several months before that person is fully capable of performing the functions we need. This could limit our ability to expand our business.

Complying with FDA and other domestic and foreign regulations is an expensive and time-consuming process, which can result in the delay or cancellation of product introductions or modifications. Any failure to comply with these regulations could result in substantial penalties and prevent us from marketing NOMOS' products.

        NOMOS and some of its suppliers are subject to a host of federal, state, local and foreign laws and regulations regarding the manufacture and marketing of NOMOS' products. Compliance with these regulations is expensive and time-consuming.

        NOMOS' products, research and development activities, and marketing and manufacturing practices and those of some of its suppliers are subject to regulation by the FDA pursuant to the Federal Food, Drug, and Cosmetic Act and its implementing regulations. Under this act and its implementing regulations, the FDA regulates, among other things, the preclinical and clinical testing, manufacturing, assembly, safety and efficacy, labeling, distribution, promotion, sale and use of medical devices in the United States. Our products are regulated under this act as medical devices.

        In the United States, medical devices are classified into three different categories, over which the FDA applies increasing levels of regulation: Class I, Class II, and Class III. The FDA has classified all of NOMOS' products to date as Class II devices. Before a new device can be introduced into the United States market, the manufacturer must obtain FDA clearance or approval through either a 510(k) premarket notification or a premarket approval, unless the product is otherwise exempt from the requirements. Class I devices are statutorily exempt from the 510(k) process, unless the device is intended for a use which is of substantial importance in preventing impairment of human health or it presents a potential unreasonable risk of illness or injury.

        A 510(k) premarket notification clearance will typically be granted for a device that is substantially equivalent to a legally marketed Class I or Class II medical device or a Class III medical device for which the FDA has not yet required submission of a premarket approval. A 510(k) premarket notification must contain information supporting the claim of substantial equivalence, which may include laboratory results or the results of clinical studies. Following submission of a 510(k), a company may not market the device for clinical use until the FDA finds the product is substantially equivalent for a specific or general intended use. FDA clearance generally takes from four to twelve months, but it may take longer, and there is no assurance that the FDA will ultimately grant a clearance. The FDA may determine that a device is not substantially equivalent and require submission and approval of a premarket approval or require further information before it is able to make a determination regarding substantial equivalence.

        All of the products that NOMOS is currently marketing have received clearances from the FDA through the 510(k) premarket notification process. For any devices already cleared through the 510(k) process, modifications or enhancements that could significantly affect safety or effectiveness, or constitute a major change in intended use require a new 510(k) submission and a separate FDA determination of substantial equivalence. NOMOS has made minor modifications to its products and, using the guidelines established by the FDA, has determined that these modifications do not require us to file new 510(k) submissions. If the FDA disagrees with NOMOS' determinations, we may not be able to sell one or more of NOMOS' products until the FDA has cleared new 510(k) submissions for these modifications, and there is no assurance that the FDA will ultimately grant a clearance. In addition, the FDA may determine that future products require the more costly, lengthy and uncertain premarket approval process under Section 515 of the Federal Food, Drug, and Cosmetic Act. The approval process under Section 515 generally takes from one to three years, but in many cases can take even longer, and there can be no assurance that any approval will be granted on a timely basis, if at all. Under the premarket approval process, an applicant must generally conduct at least one clinical investigation and submit extensive supporting data and clinical information establishing the safety and effectiveness of the device, as well as extensive manufacturing information. Clinical investigations themselves are typically lengthy and expensive, closely regulated and frequently require prior FDA clearance. Even if clinical investigations are conducted, there is no assurance that they will support the claims for the product. If the FDA requires us to submit a new premarket notification under Section 510(k) for modifications to NOMOS' existing products, or if the FDA requires us to go through the lengthier, more rigorous Section 515 premarket approval process, NOMOS' product introductions or modifications could be delayed or cancelled, which could cause our revenues to be below expectations.

        NOMOS' manufacturing operations are required to comply with the FDA's quality system regulation, which incorporates the FDA's former current good manufacturing practices. The FDA's quality system regulation addresses the design, controls, methods, facilities and quality assurance controls used in manufacturing, assembly, packing, storing, and installing medical devices. There can be no assurance that we will not incur significant costs to comply with these regulations in the future or that the regulations will not have a material adverse effect on our business, financial condition and results of operations. Our compliance and the compliance by some of NOMOS' suppliers with applicable regulatory requirements is and will continue to be monitored through periodic inspections by the FDA.

        If we or any of NOMOS' suppliers fail to comply with FDA requirements, the FDA can institute a wide variety of enforcement actions, ranging from a public warning letter to more severe sanctions such as:

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  fines, injunctions and civil penalties;

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  the recall or seizure of NOMOS' products;

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  the imposition of operating restrictions, partial suspension or total shutdown of production;

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  the refusal of our requests for 510(k) clearance or premarket approval of new products;

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  the withdrawal of 510(k) clearance or premarket approvals already granted; and

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  criminal prosecution.

        Similar consequences could arise from our failure, or the failure by any of NOMOS' suppliers, to comply with applicable foreign laws and regulations. Foreign regulatory requirements vary by country. In general, NOMOS' products are regulated outside the United States as medical devices by foreign governmental agencies similar to the FDA. However, the time and cost required to obtain regulatory approvals from foreign countries could be longer than that required for FDA clearance and the requirements for licensing a product in another country may differ significantly from the FDA requirements. We rely, in part, on our foreign distributors to assist us in complying with foreign regulatory requirements. We may not be able to obtain these approvals without incurring significant expenses or at all, and the failure to obtain these approvals would prevent us from selling NOMOS' products in the applicable countries. This could limit our sales and growth.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

        This joint proxy statement/prospectus and the other documents incorporated by reference into this joint proxy statement/prospectus contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Statements in this joint proxy statement/prospectus and the other documents incorporated into this joint proxy statement/prospectus by reference that are not historical facts are identified as "forward-looking statements" for the purpose of the safe harbor provided by Section 21E of the Securities Exchange Act of 1934, or the Exchange Act, and Section 27A of the Securities Act of 1933, or the Securities Act. Forward-looking statements include projections, assumptions or information concerning possible or assumed future actions, events or results of operations of NASI, NOMOS or the combined company. These statements involve estimates and assumptions based on the judgment of each company's management. A number of risks and uncertainties may cause actual results to differ materially from those suggested by the forward-looking statements. Forward-looking statements include the information in this joint proxy statement/prospectus and the other documents incorporated by reference into this joint proxy statement/prospectus regarding:

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  management forecasts and plans;

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  efficiencies, cost avoidance and cost savings;

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  competition and the impact of competitive products;

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  income and margins;

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  earnings per share;

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  market opportunities;

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  combined operations and execution of integration plans;

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  the condition of the economy;

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  economic performance and growth;

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  conditions to, and the timetable for, completing the merger;

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  intellectual property positions and litigation;

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  potential and contingent liabilities;

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  taxes;

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  development and commercialization of additional products;

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  merger and integration-related expenses;

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  timing and potential outcome of clinical trials and programs;

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  revenues; and

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  costs, expenses and future spending.

        These statements may be preceded by, followed by or include the words "believes," "expects," "anticipates," "intends," "plans," "estimates" or similar expressions. We claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995 for all forward-looking statements. We do not undertake any obligation to publicly update any forward-looking statements to reflect subsequent events or circumstances.

THE PROPOSED MERGER

        The following is a description of the material aspects of the merger. The following discussion is a summary only and may not contain all of the information that is important to you. We encourage you to read carefully this entire joint proxy statement/prospectus, including the merger agreement, as amended, included as Annex A-1 and Annex A-2 to this joint proxy statement/prospectus, for a more complete understanding of the merger. References throughout this joint proxy statement/prospectus to the merger agreement shall mean the merger agreement as amended by the first amendment as discussed in the section entitled "The Merger Agreement—Amendments, Extensions and Waivers".

General

        Each of NASI's and NOMOS' board of directors unanimously has approved the merger agreement. At the effective time of the merger, NOMOS will be merged with and into AM Capital I, Inc., a wholly owned subsidiary of NASI. AM Capital I, Inc. will be the surviving corporation and will change its name immediately following the merger to "NOMOS Corporation".

        If the merger is consummated, NOMOS stockholders will receive 0.891 shares of NASI common stock for each share of NOMOS common stock they hold, approximately 1.212 shares of NASI common stock for each share of NOMOS series A preferred stock they hold, 0.603 shares of NASI common stock and $2.15 per share in cash for each share of NOMOS series B preferred stock they hold and 0.340 shares of NASI common stock and $5.99 per share in cash for each share of NOMOS series C preferred stock they hold, plus in each case cash in lieu of fractional shares.

        NASI's board of directors is using this joint proxy statement/prospectus to solicit proxies from the holders of NASI common stock for use at NASI's special meeting to be held to approve the merger agreement and the proposed merger, to approve the issuance of NASI common stock in the merger and the other transactions contemplated by the merger agreement. NOMOS' board of directors is using this document to solicit proxies from the holders of NOMOS stock for use at NOMOS' special meeting to be held to approve the merger agreement, the proposed merger and the other transactions contemplated by the merger agreement.

NASI's Proposals

        At NASI's special meeting, holders of NASI common stock are being asked to vote:

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  to approve the merger agreement, the proposed merger, to approve the issuance of shares of NASI common stock in connection with the merger and the other transactions contemplated by the merger agreement;

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  to approve an amendment to the Amended and Restated 1996 Stock Option Plan to permit the issuance of replacement options in connection with a merger or consolidation;

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  to approve an amendment to the Amended and Restated 1996 Stock Option Plan to increase the maximum number of shares available for issuance under the plan from 4,000,000 to 4,600,000 shares; and

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  to approve any proposal to adjourn the special meeting to a later date, if necessary, to solicit additional proxies if there are not sufficient votes in favor of the foregoing proposals.

        THE MERGER WILL NOT BE CONSUMMATED UNLESS NASI STOCKHOLDERS APPROVE THE MERGER AGREEMENT, THE PROPOSED MERGER, THE ISSUANCE OF THE SHARES OF NASI COMMON STOCK IN THE MERGER AND THE OTHER TRANSACTIONS CONTEMPLATED BY THE MERGER AGREEMENT AND THE AMENDMENT TO THE AMENDED AND RESTATED 1996 STOCK OPTION PLAN TO PERMIT THE ISSUANCE OF REPLACEMENT OPTIONS IN CONNECTION WITH A MERGER OR CONSOLIDATION.

        THE APPROVAL OF THE AMENDMENT TO THE AMENDED AND RESTATED 1996 STOCK OPTION PLAN TO PERMIT THE MAXIMUM NUMBER OF SHARES AVAILABLE FOR ISSUANCE UNDER THE PLAN FROM 4,000,000 TO 4,600,000 IS NOT REQUIRED TO EFFECT THE PROPOSED MERGER.

NOMOS' Proposals

        At NOMOS' special meeting, NOMOS stockholders are being asked to vote:

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  to approve the merger agreement, the proposed merger and the other transactions contemplated by the merger agreement;

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  to approve any proposal to adjourn the special meeting to a later date, if necessary, to solicit additional proxies if there are insufficient votes in favor of the foregoing proposal; and

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  on such other matters as properly may come before the special meeting.

Each of the above proposals will be submitted to a vote of all of NOMOS' outstanding shares of stock (excluding shares held in treasury), voting together as a single class on an as-converted-to-common stock basis.

        THE MERGER WILL NOT BE CONSUMMATED UNLESS THE REQUISITE NOMOS STOCKHOLDERS APPROVE THE MERGER AGREEMENT, THE PROPOSED MERGER AND THE OTHER TRANSACTIONS CONTEMPLATED BY THE MERGER AGREEMENT.

Background of the Merger

        The managements of NASI and NOMOS continually review their options for achieving long-term strategic goals and enhancing stockholder value including marketing and development alliances, opportunities for mergers with other companies and acquisitions.

        In late 2001, NOMOS began exploring opportunities to raise capital and, if possible, provide some liquidity to its stockholders. In the spring and summer of 2002, NOMOS prepared and filed a registration statement with the Securities and Exchange Commission relating to an initial public offering of NOMOS common stock. This initial public offering did not close (and no shares of NOMOS common stock were sold) primarily as a result of the depressed capital markets that existed throughout 2002.

        In the spring of 2003, NOMOS began to evaluate additional financing options to fuel its growth, including business combinations with strategic partners and the sale of its business.

        At a meeting of the NOMOS board of directors on May 21, 2003, the board members discussed the strategic position, financing requirements, competitive position and near-term economic expectations of NOMOS. After significant discussions, the board of directors instructed John W. Manzetti, president and chief executive officer of NOMOS, to contact investment banking firms in an effort to obtain assistance in exploring strategic financing alternatives.

        On June 4, 2003, Mr. Manzetti met with a representative of CIBC World Markets, one of the underwriters for NOMOS' planned initial public offering in 2002. At this meeting, CIBC World Markets first began to discuss NASI, which at the time also had a relationship with CIBC World Markets, and whether a transaction between NOMOS and NASI would create value-enhancing opportunities for the two companies and their stockholders. CIBC World Markets, after a discussion with Mr. Manzetti, invited L. Michael Cutrer, NASI's president and chief executive officer, to visit NOMOS for business discussions, and a meeting was arranged between NASI and NOMOS for the following week which included Mr. Cutrer and Alan Edrick, NASI's senior vice president and chief financial officer.

        During the second week of June 2003, NASI and NOMOS signed a non-disclosure agreement. At a regularly scheduled meeting of NASI's board of directors, NASI management reported to the board of directors on NOMOS as a potential merger partner and on NOMOS' business and financial position.

        On June 12, 2003, Mr. Cutrer and Mr. Edrick met with the NOMOS senior management team, including Mr. Manzetti, David J. Haffner, chief financial officer, and William W. Wells, executive vice president of sales, marketing and business development at NOMOS' headquarters in Cranberry Township, Pennsylvania. At this meeting, the representatives from NASI were given a tour of NOMOS' offices and production facilities. They were also given a presentation on NOMOS' business, including its products, sales, manufacturing and finances.

        During the following two weeks, Mr. Manzetti met with various investment banking firms, of which six firms, including CIBC World Markets, were invited to present proposals to NOMOS' board of directors regarding their ability to assist NOMOS in exploring strategic financing alternatives, business combinations or sale opportunities.

        On June 23, 2003, Mr. Cutrer and Mr. Edrick advised the NASI board of directors of the meeting with NOMOS and the exploratory discussions. Mr. Cutrer and Mr. Edrick also advised the NASI board of directors of their plans to make a presentation to the NOMOS board of directors on June 26, 2003.

        On June 26, 2003, NASI was invited to make a presentation to NOMOS' board of directors relating to a potential business combination with NOMOS. Mr. Cutrer, Mr. Edrick and Dr. Allan Green, NASI's chief technology officer, made a presentation to the NOMOS board of directors.

        After interviewing the six invited investment banking firms, the NOMOS board of directors decided to retain CIBC World Markets to assist NOMOS in exploring strategic financing, business combinations or sale opportunities for NOMOS. Mr. Manzetti was authorized and directed by the board of directors to negotiate an arrangement with CIBC World Markets. Mr. Manzetti was also instructed by the board of directors to continue discussions with NASI.

        From the end of June 2003 through mid July 2003, NASI interviewed various investment bankers to act as its financial advisor in connection with the proposed transaction with NOMOS, and selected Bear, Stearns & Co. Inc. (Bear Stearns) in mid July 2003.

        Throughout July 2003, NASI management and NOMOS management were engaged in extensive discussions regarding the two companies and the potential benefits of combining them. Discussions also involved NASI's and NOMOS' respective legal advisors, McDermott, Will & Emery and Cohen & Grigsby, and financial advisors, Bear Stearns and CIBC World Markets.

        On July 7, 2003 and July 8, 2003, representatives from NASI again visited NOMOS in Pennsylvania. At these meetings, the two companies began to discuss in more detail a potential strategic combination involving NASI and NOMOS. The parties exchanged information relating to their respective organizational structures and discussed the potential strengths the combined companies would have in the radiation therapy industry. Representatives of both parties also discussed preliminary diligence matters associated with the potential business combination.

        On July 9, 2003, CIBC World Markets' representatives met with Mr. Manzetti and other senior executives of NOMOS at NOMOS' offices in Pennsylvania. In addition to discussing certain strategic transactions, including a potential business combination with NASI, the parties began to prepare an offering memorandum that could be distributed to third parties that might have an interest in a possible transaction with NOMOS. The offering memorandum was not ultimately finalized or distributed to third parties given NOMOS' discussions with NASI.

        On July 24, 2003, representatives from NASI and Bear Stearns met with representatives of NOMOS and CIBC World Markets at NOMOS' offices in Pennsylvania. At this meeting, the parties exchanged preliminary ideas about the possible organizational structure that would result from a business combination of the two companies. The parties also further discussed the potential benefits that would result from a combination of the two companies. Following this meeting, representatives of NASI, NOMOS and their respective financial advisors had several telephone conversations during which they continued exploratory discussions concerning the potential business combination.

        On July 28, 2003, Mr. Cutrer and Mr. Edrick of NASI met with Mr. Manzetti and Mr. Haffner of NOMOS at NOMOS' offices in Pennsylvania. Mr. Cutrer and Mr. Edrick provided Mr. Manzetti and Mr. Haffner with a draft of the presentation they intended to give to the NOMOS board of directors on August 5, 2003.

        On August 1, 2003, NASI management and Bear Stearns discussed with the NASI board of directors a planned presentation for NOMOS' board of directors describing and supporting a business combination between NASI and NOMOS.

        At a NOMOS board of directors meeting on August 5, 2003, Mr. Cutrer and Mr. Edrick, along with representatives from Bear Stearns, gave a presentation to the NOMOS board of directors describing and supporting a business combination between NASI and NOMOS. The presentation included, among other things, background information about NASI and NOMOS and the strategic rationale for a business combination.

        The NOMOS board of directors met after the NASI and Bear Stearns presentation to discuss the proposed transaction. After extensive discussions among the NOMOS board of directors, including a discussion of alternative options, the NOMOS board of directors agreed that Mr. Manzetti should expand discussions with NASI and begin more extensive consulting with NOMOS' legal and financial advisors about the potential business combination. The NOMOS board of directors also approved the granting of an exclusivity period to NASI.

        An exclusivity agreement was entered into by NASI and NOMOS on August 11, 2003. The exclusivity agreement provided, among other things, that NOMOS would not negotiate a sale or business combination transaction with a person or entity other than NASI prior to August 29, 2003. Shortly after the execution of the exclusivity agreement, NASI's and NOMOS' respective legal advisors began conducting legal due diligence reviews of the companies and preparing drafts of the agreements and other documents relating to the merger. A data room containing due diligence information regarding NOMOS was organized in Pittsburgh, Pennsylvania at the offices of Cohen & Grigsby.

        On August 11 and 12, 2003, NASI and NOMOS management teams and senior sales personnel met at the American Association of Physicists in Medicine, or AAPM, conference in San Diego, California to further discuss deal rationale and company structure post-merger.

        On August 12, 2003, Mr. Manzetti, Mr. Wells and Fred L. Marroni, NOMOS' vice president of engineering, traveled to NASI's offices in Chatsworth, California to discuss transaction structure and preliminary due diligence matters. At this meeting, both companies presented information relating to their products, operations and finances. There were also general discussions concerning the transaction structure. Mr. Manzetti was also given a tour of NASI's offices and production facilities in Chatsworth, California. Further, Donald Ecker, NASI board of directors member, met with the above named members of NOMOS' senior management team.

        On August 13, 2003, representatives from NASI, McDermott Will & Emery and PricewaterhouseCoopers, NASI's auditors, visited the NOMOS data room and began conducting a due diligence review of NOMOS and its business.

        Between August 18, 2003 and August 20, 2003, Mr. Haffner and representatives from Cohen & Grigsby traveled to NASI's offices in Chatsworth, California in order to begin their due diligence review of NASI and its business. On August 25 and 26, 2003, representatives of Ernst & Young LLP, NOMOS' auditors, met with representatives of NASI's auditors to conduct accounting and tax due diligence, as directed by NOMOS management.

        On August 20, 2003, representatives from Bear Stearns visited the NOMOS data room and began conducting a due diligence review of NOMOS and its business.

        At a special teleconference meeting of NOMOS' board of directors held on August 28, 2003, which was attended by representatives of Cohen & Grigsby and representatives of CIBC World Markets, the board of directors had a lengthy discussion regarding the possible business combination with NASI. At this meeting, NOMOS' board of directors reviewed the businesses of NASI and NOMOS and certain potential strategic and financial benefits of a combination. The board of directors also discussed possible terms of the potential transaction and the risks relating to the difficulty of integrating the two companies. At the conclusion of the meeting, the board of directors agreed that the strategic rationale for the transaction was sound and authorized Mr. Manzetti to negotiate an extension to the exclusivity period, which was about to expire, and to move forward with discussions and negotiations with NASI.

        During the next three weeks, the parties continued their extensive due diligence reviews and continued to negotiate the terms of the merger agreement. Representatives of both NASI and NOMOS, as well as their respective legal counsel and financial advisors, continued to have numerous telephone conversations relating to the terms and conditions of the merger.

        From September 3 through September 5, 2003, NASI's executive vice president of Sales, George Jones, and vice president of sales and marketing, David Stiles, met with Mr. Wells to discuss and design the sales structure and compensation plans once integration occurred. The result of this discussion was presented to Mr. Cutrer, Mr. Edrick and Mr. Manzetti on September 5, 2003.

        On September 12, 2003, NASI's board of directors met via telephone and further discussed the proposed NOMOS transaction. On this call, representatives from McDermott, Will & Emery and Bear Stearns reviewed the status and results of NASI's due diligence of NOMOS then conducted to date and the status of negotiations of the proposed business combination. The board of directors discussed the potential benefits and potential risks for integrating the two businesses. The board of directors also discussed the structure of the proposed business combination.

        On September 23, 2003, NOMOS' board of directors held a telephone conference call. On this call, representatives of Cohen & Grigsby reviewed the status and results of NOMOS' due diligence of NASI then conducted. Mr. Manzetti and representatives of Cohen & Grigsby also updated the board of directors on the status of negotiations of the proposed business combination. Representatives of Cohen & Grigsby reviewed with the board of directors certain portions of the merger agreement, including the representations and warranties, covenants, the provision concerning post-closing composition of NASI's board of directors, provision with respect to alternative transactions, termination provisions and termination fee provisions. Representatives of Cohen & Grigsby also advised the board of directors on its fiduciary duties under the circumstances. During this call, there were extensive discussions regarding the proposed business combination and its potential benefits. The discussions included a review of the previously discussed strategic rationale for the transaction, a presentation relating to NASI's key products and manufacturing capabilities and a review of financial information relating to NASI and NOMOS. There was also a continued discussion of the risks relating to integrating the operations of the two companies. The board of directors directed management to actively continue due diligence activities and negotiations with NASI senior management.

        On September 30, 2003, during NASI's regularly scheduled board of directors meeting, NASI senior management updated the board of directors on the status of the negotiations with NOMOS in addition to Bear Stearns presenting a summary analysis of the proposed transaction.

        On October 1, 2003, members of NASI's senior management visited NOMOS at NOMOS' headquarters to conduct further due diligence.

        During the next four weeks, the parties continued their due diligence and negotiated the terms of a merger agreement and related agreements, however, the final share exchange ratio had not been agreed to by the parties. During the week of October 6, 2003, discussions continued between

Mr. Cutrer and Mr. Manzetti and NASI's and NOMOS' respective financial advisors regarding the exchange ratio. Based on recent stock prices, on October 20, 2003, NASI and NOMOS reached a preliminary understanding that the exchange ratio would be 0.891 shares of NASI common stock for each share of NOMOS common stock and certain holders of NOMOS preferred stock would receive an aggregate of $12.0 million in cash. This exchange ratio resulted in a common stock ownership structure for the combined company in which NASI stockholders would own approximately 63% of the common stock of the combined company and NOMOS stockholders would own approximately 37% of the common stock of the combined company, measured on a fully diluted basis.

        On October 7 and 8, 2003, Mr. Cutrer and Mr. Edrick traveled with Mr. Manzetti and Mr. Wells to visit medical facilities that utilize NOMOS' IMRT technology.

        On October 19 and 20, 2003, senior management teams from NASI and NOMOS continued discussions at the American Society of Therapeutic Radiology and Oncology, or ASTRO, conference in Salt Lake City, Utah.

        On October 24, 2003, NOMOS' board of directors held a special meeting to consider adoption of the merger agreement and approval of the transactions contemplated by the merger agreement. Prior to the meeting, each member of NOMOS' board of directors was provided with materials, including substantially final drafts of the merger agreement and related documents. At this meeting:

  •
  Mr. Manzetti presented a discussion on the principal business and financial terms of the merger;

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  representatives of Cohen & Grigsby reviewed with the board of directors the final forms of the merger agreement and related documents, a proposed amendment to NOMOS' existing certificate of incorporation, which clarifies the consideration that each class of NOMOS stockholder is entitled to receive upon consummation of a merger with a third party, and other legal matters, including the board of directors' fiduciary duties in connection with the proposed merger; and

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  CIBC World Markets rendered to the NOMOS board of directors an oral opinion, confirmed by delivery of a written opinion dated October 24, 2003, to the effect that, as of that date, and based on and subject to the matters described in its opinion, the 0.891 common stock exchange ratio provided for in the merger was fair, from a financial point of view, to the holders of NOMOS common stock.

        Following a discussion of the proposed transaction, NOMOS' board of directors unanimously determined that the merger and terms of the merger agreement were advisable, fair to, and in the best interests of NOMOS and its stockholders, unanimously approved the merger agreement, the proposed merger and the other transactions contemplated by the merger agreement and determined to recommend to NOMOS stockholders that they approve the merger agreement, the proposed merger and the other transactions contemplated by the merger agreement. The board of directors also approved the proposed amendment to NOMOS' certificate of incorporation.

        On October 25, 2003, NASI's board of directors conducted a special telephonic meeting to approve the merger and the execution of the merger agreement. Prior to the meeting, each member of NASI's board of directors was provided with materials, including substantially final drafts of the merger agreement and related documents. At this meeting:

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  Mr. Cutrer presented a discussion on business integration and synergy issues;

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  representatives of McDermott, Will & Emery reviewed with the board of directors substantially final forms of the merger agreement and related documents, the amendment to NASI's Rights Agreement, the amendments to NASI's Amended and Restated 1996 Stock Option Plan and other legal matters, including the board of directors' fiduciary duties in connection with the proposed merger; and

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  representatives of Bear Stearns rendered an oral opinion, subsequently confirmed by a written opinion dated October 25, 2003, that, as of such date, and based upon and subject to the facts, assumptions and limitations set forth in the opinion, the aggregate amount of shares to be issued and cash to be paid to holders of capital stock of NOMOS in the merger was fair from a financial point of view to NASI.

        Following question and answer sessions with the various parties in attendance, the board of directors unanimously approved the merger agreement and the proposed merger, the approval of the issuance of shares of NASI common stock in connection with the merger and the other transactions contemplated by the merger agreement, the amendments to the Amended and Restated 1996 Stock Option Plan and the amendment to NASI's Rights Agreement.

        Following the approvals of the merger and related transactions by their respective boards of directors, NASI and NOMOS executed the merger agreement on October 26, 2003. Prior to the opening of trading on the Nasdaq National Market on October 27, 2003, NASI and NOMOS issued a joint press release announcing the execution of the merger agreement.

Reasons of NASI's Board of Directors for the Merger

        In reaching its decision to approve the merger agreement and proceed with the business combination with NOMOS, NASI's board of directors consulted with NASI's management, legal advisors, accounting advisors and financial advisors regarding the strategic, operational, financial and legal aspects of the merger. In the course of reaching its decision to approve the merger agreement, the proposed merger, the issuance of the shares of NASI common stock and the other transactions contemplated by the merger agreement and the amendments to the Amended and Restated 1996 Stock Option Plan the board of directors considered a variety of factors, including the following material factors:

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  its analysis of the business, operations, financial performance and condition, earnings, prospects and products of each of NASI and NOMOS as separate entities and on a combined basis;

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  the importance of NOMOS' strength and reputation as an industry leader in technology innovation and that NOMOS was the first to market with a commercial IMRT planning and delivery system, a commercial ultrasound-based tumor location device designed to track tumor location to within two millimeters and a commercial radiation dose calculation and simulation software;

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  the importance of market position, scale and financial resources of NOMOS with more than 600 systems at over 350 installations worldwide (including some of the world's preeminent cancer institutions) and with over 20,000 patients planned and treated by NOMOS' IMRT planning products relative to NASI's ability to compete effectively in the oncology market;

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  the belief that combining with NOMOS, whose global sales exceeded $20 million during the nine months ended September 30, 2003, will enhance product and revenue diversification and reduce the risk of being too heavily dependent upon brachytherapy for current revenues;

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  the strategic nature of the business combination, the complementary nature of the companies' products, research and development expertise and production resources, and the belief of NASI's board of directors that combining the two companies likely will create a stronger company with an expanded product line, the ability to be a major force in the cancer treatment industry and the ability to deliver enhanced stockholder value;

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  the strategic alternatives reasonably available to NASI to enhance stockholder value, including remaining a stand-alone entity and pursuing a strategic business combination with another third party;

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  the benefits of becoming a larger organization with over 200 combined employees, which could provide access to greater financial, development, distribution channel and other resources;

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  the belief that the combined company will result in a stronger company, better able to improve its existing products and develop new products and the potential to expand the application of NOMOS' IMRT technology to treat additional types of cancers;

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  the potential synergies expected from cross-marketing opportunities as a result of NASI's and NOMOS' complementary sales and distribution channels;

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  NOMOS' relationships in Asia and Europe representing important market opportunities for NASI;

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  the synergies and cost savings that could be achieved, as a result of the merger particularly by leveraging certain sales and marketing expenses, administrative expenses and relationships with original equipment manufacturers, distributors and other industry participants to expand markets and build further brand awareness for NOMOS' IMRT and related products;

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  the financial analysis and opinion of Bear Stearns presented at the NASI board of directors meeting on October 25, 2003 and subsequently confirmed in its written opinion dated October 25, 2003, to the effect that based upon and subject to the facts, assumptions and limitations set forth in the opinion, the merger consideration paid to the stockholders of NOMOS in the merger was fair from a financial point of view to NASI;

  •
  the reports from management, legal, financial and accounting advisors as to the results of the due diligence review of NOMOS;

  •
  the terms of the merger agreement relating to third party offers, including:

  •
  the ability of each of NASI and NOMOS to terminate the merger agreement if the other party alters its recommendation in favor of the merger or fails to confirm its recommendation in favor of the merger;

  •
  the requirement that NASI must pay a termination fee of $1,500,000 and NOMOS must pay a termination fee of $3,000,000, if the merger agreement is terminated under circumstances specified in the merger agreement;

  •
  other terms of the merger agreement, including:

  •
  the commitment of NOMOS' largest stockholder to vote in favor of the transaction;

  •
  the representations and warranties of NOMOS;

  •
  the escrow funds established pursuant to the indemnification escrow agreement which provides a source of reimbursement for any losses incurred by NASI arising out of a breach by NOMOS of a representation and warranty or covenant contained in the merger agreement, which escrow funds consists of approximately 15.84% of the consideration otherwise payable to NOMOS stockholders in the merger;

  •
  the ability to consummate the merger, including the conditions to the merger requiring receipt of necessary regulatory approvals;

  •
  the challenges of combining the businesses of two corporations and the risks associated with the diversion of management resources and the impact of the merger on employees, collaborations, partners and customers; and

  •
  the opportunity for NASI stockholders to participate in a larger company with a broader and more diverse product line, and as stockholders of the combined company, to benefit from future growth of the combined company.

        In its review of the proposed merger, NASI's board of directors considered the potential adverse impact of other factors, including:

  •
  the risk that, because the exchange ratio provides for no adjustment for changes in the market price of NASI's common stock, the per share value of the consideration to be received by NOMOS stockholders on the date of closing might be more than the price immediately before the announcement of the merger due to fluctuations in the market value of NASI's common stock;

  •
  the risk that the merger might not be consummated in a timely manner or at all;

  •
  the limitations imposed on the conduct of NASI's business prior to the completion of the merger;

  •
  the challenges relating to the integration of the two companies;

  •
  the possibility of management and employee disruption associated with the proposed merger and integrating the operations of the companies, and the risk that, despite the efforts of the combined company, key management, marketing, technical and administrative personnel of NOMOS might not continue with the combined company;

  •
  the risks relating to NOMOS' business and how these risks could affect the operations of the combined company;

  •
  the risk of increasing NASI's rate of cash burn; and

  •
  the other risks and uncertainties described under the section of this joint proxy statement/prospectus entitled "Risk Factors—Risks Relating to the Merger".

        NASI's board of directors did not find it constructive to and did not quantify, rank or otherwise assign relative weights to the factors considered in reaching its decision. NASI's board of directors considered all of the factors outlined above, both positive and negative, in reaching its decision; however, individual members of NASI's board of directors may have placed different weights on different factors.

        After considering all of the information and factors discussed in this section, NASI's board of directors unanimously approved the merger agreement, the proposed merger and the other transactions contemplated by the merger agreement and believes that the terms of the merger are advisable, fair to and in the best interests of NASI and its stockholders. NASI's board of directors unanimously recommends that NASI stockholders vote FOR the proposals relating to approval of the merger agreement, the proposed merger, the approval of the issuance of shares of NASI common stock in connection with the merger and the other transactions contemplated by the merger agreement, the amendments to the Amended and Restated 1996 Stock Option Plan and approval of the adjournment of the special meeting to a later date, if necessary, to solicit additional proxies if there are not sufficient votes at the special meeting to approve the merger-related proposals.

Reasons of NOMOS' Board of Directors for the Merger

        At a meeting held on October 24, 2003, the board of directors of NOMOS concluded that the merger with NASI is fair to, and in the best interests of, NOMOS and its stockholders. Accordingly, the board of directors of NOMOS determined to recommend that the NOMOS stockholders approve the merger agreement, the proposed merger and the other transactions contemplated by the merger agreement.

        In making its decision as to the advisability of approving the merger agreement and proceeding with the business combination with NASI, NOMOS' board of directors consulted with NOMOS' management and its advisors. In the course of reaching its decision, the board of directors considered a variety of factors, including the following:

  •
  its analysis of the business, operations, financial condition, products, pipeline of product candidates, earnings and prospects of NOMOS and NASI;

  •
  NOMOS management's view of the financial condition, results of operations and businesses of NOMOS and NASI before and after giving effect to the merger and the merger's effect on stockholder value;

  •
  the reports from management, legal, financial and accounting advisors as to the results of the due diligence review of NASI;

  •
  the strategic nature of the business combination, the complementary nature of the companies' products, research and development expertise and production resources, and the belief of NOMOS' board of directors that combining the two companies likely will create a stronger company with an expanded product line, the ability to be a major force in the cancer treatment industry and the ability to deliver enhanced stockholder value;

  •
  the cash requirement of redeeming shares of NOMOS series C preferred stock if holders of such stock exercised their rights to require NOMOS to redeem such shares on or after March 2, 2004;

  •
  the benefits of becoming a larger organization with over 200 combined employees, which could provide access to greater financial, development, distribution channel and other resources;

  •
  the belief that the combined company will result in a stronger company, better able to improve its existing products and develop new products;

  •
  the potential increase in revenue expected from cross-marketing opportunities as a result of NOMOS' and NASI's complementary sales and distribution channels;

  •
  the synergies and cost savings that could be achieved, as a result of the merger particularly by leveraging certain sales and marketing expenses and administrative expenses;

  •
  the strategic alternatives reasonably available to NOMOS to enhance stockholder value, including remaining a stand-alone entity and pursuing a strategic business combination with another third party;

  •
  the terms of the merger agreement relating to third-party offers, including limitations on the ability of each of NASI and NOMOS to solicit offers for alternative business combinations, the ability of each of NASI and NOMOS to terminate the merger agreement if the other party alters its recommendation in favor of the merger or fails to confirm its recommendation in favor of the merger, the requirement that NOMOS and NASI, as applicable, must pay the other a termination fee of $3,000,000 and $1,500,000, respectively, if the merger agreement is terminated under circumstances specified in the merger agreement;

  •
  the other terms of the merger agreement, including the exchange ratio, the representations, warranties and covenants of NOMOS and NASI and the expectation that the business combination will be treated as a tax-free reorganization for U.S. federal income tax purposes and that the receipt of NASI common stock by NOMOS stockholders will not give rise to taxable income for U.S. federal income tax purposes;

  •
  CIBC World Markets' financial presentation to the NOMOS board of directors, including its opinion dated October 24, 2003, as to the fairness, from a financial point of view and as of the date of such opinion, to the holders of NOMOS common stock of the 0.891 common stock exchange ratio provided for in the merger, as more fully described under "Opinion of NOMOS' Financial Advisor—CIBC World Market Corp." and in CIBC World Markets' opinion attached to this joint proxy statement/prospectus as Annex I;

  •
  the impact of the business combination on NOMOS' employees, collaboration partners, and customers (although the board of directors recognized that certain employees may be affected adversely, it believed that most employees would benefit from being part of a larger, stronger company; the board of directors also believed that existing customers and collaboration partners would benefit from the financial strength and enhanced product breadth of the combined companies and their enhanced sales, marketing, research and development capabilities);

  •
  current trends in the medical device and biotechnology industries;

  •
  the opportunity for NOMOS stockholders to participate in a larger company with a broader and more diverse product line, and as stockholders of the combined company, to benefit from future growth of the combined companies;

  •
  the opportunity for NOMOS stockholders to have publicly traded stock of NASI and the liquidity benefits associated with publicly traded stock;

  •
  the potentially increased willingness of NOMOS customers and potential customers to purchase products from a financially stronger company; and

  •
  the opportunity for NOMOS stockholders to participate in the potential growth of the combined companies after the merger.

        In its review of the proposed merger, the NOMOS board of directors also reviewed and considered the interests that certain officers and directors of NOMOS may have with respect to the merger in addition to their interests as stockholders of NOMOS generally, including that certain executive officers have interests in the combined company as employees in terms of job responsibilities, working environment and compensation which are in addition to, and different from, their interests as stockholders. These potential conflicts of interests are described in the section of this joint proxy statement/prospectus entitled "Interests of Certain Persons in the Merger" beginning at page [    ].

        In its review of the proposed merger, the NOMOS board of directors also considered the potential adverse impact of other factors on the proposed transaction including:

  •
  the risk that the combined company's financial results will not meet expectations given the current economic environment;

  •
  the challenges of integrating the businesses of the combined company and management and employee disruption associated with the merger, including the risk that despite the efforts of the combined companies, key personnel might terminate their employment with the companies;

  •
  the risk of disruption of sales momentum as a result of uncertainties created by the announcement of the merger;

  •
  the risk that the merger might not be consummated on a timely basis, if at all, despite the parties' efforts;

  •
  the risks described under the section of this joint proxy statement/prospectus entitled "Risk Factors—Risks Relating to the Merger," including the challenges of combining the assets and workforces of the two companies and the risk that the proposed business combination would not be completed;

  •
  the limitations imposed by the merger agreement on the conduct of NOMOS' business, and the solicitation by NOMOS of alternative business combinations prior to the completion of the merger;

  •
  the uncertainty created by the fixed exchange ratio as to the value of NASI common stock that NOMOS stockholders will receive in the merger;

  •
  the risk that the potential benefits and cost synergies of the merger may not be realized; and

  •
  the risk that a change of control may further limit NOMOS' ability to utilize its federal and state net operating loss and tax credit carry forwards.

        In view of the wide variety of factors considered in connection with its evaluation of the merger and the complexity of these matters, the NOMOS board of directors did not find it useful to and did not attempt to quantify, rank or otherwise assign relative weights to these factors. The NOMOS board of directors conducted an overall analysis of the factors described above. In considering the factors described above, individual members of NOMOS' board of directors may have given different weight to different factors.

        After considering all of the information and factors discussed in this section, NOMOS' board of directors unanimously approved the merger agreement, the proposed merger and the other transactions contemplated by the merger agreement, and NOMOS' board of directors believes that the terms of the merger are advisable, fair to and in the best interests of NOMOS and its stockholders. NOMOS' board of directors unanimously recommends that NOMOS stockholders vote FOR approval of the merger agreement, the proposed merger and the other transactions contemplated by the merger agreement and the proposal relating to the adjournment of the special meeting to a later date, if necessary, to solicit additional proxies if there are not sufficient votes at the special meeting to approve the merger agreement.

Accounting Treatment of the Merger

        The merger will be accounted for as a purchase by NASI under accounting principles generally accepted in the United States. Under the purchase method of accounting, the assets and liabilities of NOMOS will be recorded, as of completion of the merger, at their respective fair values and added to those of NASI. Reported financial condition and results of operations of NASI will reflect NOMOS' balances and results after completion of the merger, but will not be restated retroactively to reflect the historical financial position or results of operations of NOMOS. Following the completion of the merger, the earnings of the combined company will reflect purchase accounting adjustments, including in-process research and development charges and increased cost of sales, amortization and depreciation expense for acquired assets and related tax benefits.

Material U.S. Federal Income Tax Consequences of the Merger

        The following is a discussion of the material U.S. federal income tax consequences of the merger to NOMOS stockholders who receive shares of common stock of NASI in the merger. This discussion addresses only a NOMOS stockholder who is a U.S. citizen or resident and holds NOMOS common stock and preferred stock as a capital asset. It does not address all of the U.S. federal income tax consequences that may be relevant to a particular NOMOS stockholder in light of that stockholder's individual circumstances or to a NOMOS stockholder who is subject to special rules, including, without limitation:

  •
  a financial institution or insurance company;

  •
  a mutual fund;

  •
  a tax-exempt organization;

  •
  a stockholder who is not a citizen or resident of the United States;

  •
  a pass-through entity or an investor in such an entity;

  •
  a dealer or broker in securities or foreign currencies;

  •
  a stockholder who holds individual retirement or other tax-deferred accounts;

  •
  a trader in securities who elects to apply a mark-to-market method of accounting;

  •
  a stockholder who holds NOMOS common stock as part of a hedge, appreciated financial position, straddle, constructive sale or conversion transaction;

  •
  a stockholder who exercises appraisal rights; or

  •
  a stockholder who acquired his or her shares of NOMOS common stock pursuant to the exercise of employee stock options or otherwise as compensation.

        The following discussion is based on the Internal Revenue Code of 1986, as amended, or the Code, applicable U.S. Department of the Treasury regulations, administrative interpretations and court decisions, each as in effect as of the date of this joint proxy statement/prospectus and all of which are subject to change, possibly with retroactive effect. It is not binding on the Internal Revenue Service, or the IRS. In addition, the discussion does not address any state, local or foreign tax consequences of the merger.

        NOMOS stockholders strongly are urged to consult their tax advisors as to the specific tax consequences to them of the merger in light of their particular circumstances including the applicability and effect of U.S. federal, state, local, foreign and other tax laws.

        NASI and NOMOS anticipate that the merger will qualify as a reorganization within the meaning of Section 368(a) of the Code. It is a condition to the completion of the merger that NASI receive a written opinion from McDermott, Will & Emery and NOMOS receive a written opinion from Cohen & Grigsby, in each case dated as of the effective date of the merger, both to the effect that the merger will qualify as such a reorganization. NASI's and NOMOS' conditions relating to these tax opinions are not waivable after receipt of NOMOS stockholder approval without reapproval by NOMOS stockholders (with appropriate disclosure), and neither NASI nor NOMOS intends to waive this condition. The opinions will rely on assumptions, including assumptions regarding the absence of changes in existing facts and law and the completion of the merger in the manner contemplated by the merger agreement, and representations and covenants made by NASI, AM Capital I, Inc. and NOMOS, including those contained in representation letters of officers of NASI, AM Capital I, Inc. and NOMOS. If any of those representations, covenants or assumptions is inaccurate, counsel may not be able to render the required opinions and the tax consequences of the merger could differ from those discussed here. An opinion of counsel represents counsel's reasonable legal judgment and is not binding on the IRS or any court, nor does it preclude the IRS from adopting a contrary position. No ruling has been or will be sought from the IRS on the U.S. federal income tax consequences of the merger.

        Assuming that the merger qualifies as a reorganization within the meaning of Section 368(a) of the Code for U.S. federal income tax purposes:

  •
  a NOMOS stockholder whose shares of NOMOS common stock and preferred stock are exchanged in the merger for shares of common stock of NASI will not recognize gain or loss, except to the extent of cash, if any, received in the exchange;

  •
  a NOMOS stockholder's tax basis in shares of common stock of NASI received in the merger will equal (i) the tax basis of the NOMOS common stock and preferred stock surrendered in the merger, less (ii) the amount of cash received in the merger, plus (iii) the amount of any gain recognized in the merger;

  •
  a NOMOS stockholder's holding period for shares of common stock of NASI received in the merger will include the holding period for the shares of NOMOS common stock and preferred stock surrendered in the merger; and

  •
  to the extent that a NOMOS stockholder receives cash in exchange for NOMOS common or preferred stock in the merger, the stockholder will be deemed to have received NASI common stock in the merger and then to have received the cash in redemption of that NASI common stock. The stockholder will recognize gain or loss equal to the difference between the cash received and the portion of the stockholder's tax basis in the shares of NOMOS common stock and preferred stock surrendered allocable to that fractional share. This gain or loss generally will be long-term capital gain or loss if the holding period for those shares of NOMOS common stock and preferred stock is more than one year at the effective time of the merger.

Dissenters' Appraisal Rights

        If the merger agreement, the proposed merger and the other transactions contemplated by the merger agreement are approved by the required vote of NOMOS stockholders and the proposed merger is not abandoned or terminated, holders of NOMOS capital stock who did not vote in favor of the proposal may have the right to demand in cash the fair value of all (but not less than all) of their NOMOS shares instead of receiving the shares of NASI common stock and other merger consideration contemplated by the merger agreement. However, it is a condition to NASI's obligation to consummate the merger that such appraisal rights have not been exercised with respect to more than 5% of the outstanding shares of NOMOS' common stock. Holders of options or warrants to purchase NOMOS stock are not entitled to appraisal rights. Shares of NOMOS stock will not be exchanged for the NASI common stock and the other merger consideration contemplated by the merger agreement if the holder of the shares validly exercises and perfects statutory appraisal rights with respect to such NOMOS shares by complying with Section 262 of the Delaware General Corporation Law, or DGCL, a copy of which is attached to this joint proxy statement/prospectus as Annex J. When and if the holder of such NOMOS shares withdraws the demand for appraisal or otherwise becomes ineligible to exercise appraisal rights, such shares will be automatically exchanged for shares of NASI common stock and the other merger consideration contemplated by the merger agreement on the same basis as all other NOMOS shares of the same class or series, as applicable, that are exchanged in connection with the merger.

        A summary of Delaware law regarding dissenting stockholders' appraisal rights is provided below. However, in view of the complexity of the law relating to appraisal rights, NOMOS stockholders considering objecting to the merger are urged to consult their own legal counsel.

Appraisal Rights Procedures

        If you are a NOMOS stockholder and you wish to exercise your appraisal rights, you must satisfy the provisions of Section 262 of the DGCL. Section 262 requires the following:

        You Must Make a Written Demand for Appraisal.    You must deliver a written demand for appraisal to NOMOS before the vote on the merger agreement, the proposed merger and the other transactions contemplated by the merger agreement is taken at the special meeting. This written demand for appraisal must be provided to NOMOS separately from your proxy. In other words, a vote against the merger agreement, the proposed merger and the other transactions contemplated by the merger agreement will not alone constitute a valid demand for appraisal. Additionally, this written demand must reasonably inform NOMOS of your identity and of your intention to demand the appraisal of your shares of NOMOS stock.

        You Must Refrain from Voting for Approval of the Merger.    You must not vote for approval of the merger agreement, the proposed merger and the other transactions contemplated by the merger agreement. If you vote, by proxy or in person, in favor of the merger agreement, the proposed merger and the other transactions contemplated by the merger agreement, this will terminate your right to appraisal. You can also terminate your right to appraisal if you return a signed proxy and (1) fail to vote against approval of the merger agreement, the proposed merger and other transactions contemplated by the merger agreement or (2) fail to note that you are abstaining from voting on the merger agreement, the proposed merger and the other transactions contemplated by the merger agreement. In such event, your appraisal rights will be terminated even if you previously filed a written demand for appraisal.

        You Must Continuously Hold Your NOMOS Shares.    You must continuously hold your shares of NOMOS stock, from the date you make the demand for appraisal through the effective date of the merger. If you are the record holder of NOMOS stock on the date the written demand for appraisal is made but thereafter transfer the shares prior to the effective date of the merger, you will lose any right to appraisal in respect of those shares. You should read the paragraphs below for more details on making a demand for appraisal.

        A written demand for appraisal of NOMOS stock is effective only if it is signed by, or for, the stockholder of record who owns such shares at the time the demand is made. The demand must be signed as the stockholder's name appears on his/her/its stock certificate(s). If you are the beneficial owner of NOMOS stock, but not the stockholder of record, you must have the stockholder of record sign a demand for appraisal.

        If you own NOMOS stock in a fiduciary capacity, such as a trustee, guardian or custodian, you must disclose the fact that you are signing the demand for appraisal in that capacity.

        If you own NOMOS stock together with one or more persons, such as in a joint tenancy or tenancy in common, all of the owners must sign, or have signed for them, the demand for appraisal. An authorized agent, which could include one or more of the joint owners, may sign the demand for appraisal for a stockholder of record; however, the agent must expressly disclose the identity of the stockholder of record and the fact that the agent is signing the demand as that stockholder's agent.

        If you are a NOMOS stockholder who elects to exercise appraisal rights, you should mail or deliver a written demand to:

NOMOS Corporation

200 West Kensinger Drive
Suite 100
Cranberry Township, PA 16066
Attention: David J. Haffner

        It is important that NOMOS receive all written demands for appraisal before the vote concerning the merger agreement, the proposed merger and the other transactions contemplated by the merger agreement is taken at the special meeting. As explained above, this written demand should be signed by, or on behalf of, the stockholder of record. The written demand for appraisal should specify the stockholder's name and mailing address, the number of shares of stock owned, and that the stockholder is thereby demanding appraisal of that stockholder's shares.

        If you fail to comply with any of these conditions and the merger becomes effective, you will only be entitled to receive the merger consideration provided in the merger agreement.

        Written Notice.    Within ten days after the effective date of the merger, NOMOS must give written notice that the merger has become effective to each stockholder who has fully complied with the conditions of Section 262 of the DGCL.

        Petition with the Chancery Court.    Within 120 days after the effective date of the merger, either NOMOS or any NOMOS stockholder who has complied with the conditions of Section 262 of the DGCL, may file a petition in the Delaware Court of Chancery. This petition should request that the chancery court determine the value of the shares of stock held by all of the stockholders who are entitled to appraisal rights. If you intend to exercise your rights of appraisal, you should file such a petition in the chancery court. NOMOS has no intention at this time to file such a petition. Because NOMOS has no obligation to file such a petition, if you do not file such a petition within 120 days after the effective date of the merger, you will lose your rights of appraisal.

        Withdrawal of Demand.    If you change your mind and decide you no longer want appraisal rights, you may withdraw your demand for appraisal rights at any time within 60 days after the effective date of the merger. You may also withdraw your demand for appraisal rights after 60 days after the effective date of the merger, but only with the written consent of NOMOS. If you effectively withdraw your demand for appraisal rights, you will receive the merger consideration provided in the merger agreement in respect of your shares of NOMOS capital stock.

        Request for Appraisal Rights Statement.    If you have complied with the conditions of Section 262 of the DGCL, you are entitled to receive a statement from NOMOS. This statement will set forth the number of shares that have demanded appraisal rights, and the number of stockholders who own those shares. In order to receive this statement, you must send a written request to NOMOS within 120 days after the effective date of the merger. After the merger, NOMOS has 10 days after receiving your request to mail the statement to you.

        Chancery Court Procedures.    If you properly file a petition for appraisal in the chancery court and deliver a copy to NOMOS, NOMOS will then have 20 days to provide the chancery court with a list of the names and addresses of all stockholders who have demanded appraisal rights and have not reached an agreement with NOMOS as to the value of their shares. The chancery court will then send notice to all of the stockholders who have demanded appraisal rights. If the chancery court thinks it is appropriate, it has the power to conduct a hearing to determine whether you have fully complied with Section 262 of the DGCL and whether you are entitled to appraisal rights under that section. The chancery court may also require you to submit your stock certificates to the Registry in Chancery so that it can note on the certificates that an appraisal proceeding is pending. If you do not follow the chancery court's directions, you may be dismissed from the proceeding.

        Appraisal of Shares.    After the chancery court determines which stockholders are entitled to appraisal rights, the chancery court will appraise the shares of stock. To determine the fair value of the shares, the chancery court will consider all relevant factors except for any appreciation or depreciation due to the anticipation or accomplishment of the merger. After the chancery court determines the fair value of the shares, it will direct NOMOS to pay that value to the stockholders who are entitled to appraisal rights. The chancery court can also direct NOMOS to pay interest, simple or compound, on that value if the chancery court determines that the payment of interest is appropriate. In order to receive the fair value of your shares, you must then surrender your NOMOS stock certificates to NOMOS.

        The chancery court could determine that the fair value of your shares of NOMOS stock is more than, the same as, or less than the merger consideration. In other words, if you demand appraisal rights, you could receive less consideration than you would under the merger agreement. You should also be aware that an opinion of an investment banking firm that the merger consideration is fair from a financial point of view is not an opinion that the merger consideration is fair for purposes of Section 262 of the DGCL.

        Costs and Expenses of Appraisal Proceeding.    The costs and expenses of the appraisal proceeding may be assessed against NOMOS and the stockholders participating in the appraisal proceeding, as the chancery court deems equitable under the circumstances. You can request that the chancery court determine the amount of interest, if any, NOMOS should pay on the value of stock owned by stockholders entitled to the payment of interest. You may also request that the chancery court allocate the expenses of the appraisal action incurred by any stockholder pro rata against the value of all of the shares entitled to appraisal.

        Loss of Stockholder's Rights.    If you demand appraisal rights, from and after the effective date of the merger you will not (unless you properly withdraw your demand for appraisal) be entitled to:

  •
  vote your shares of NOMOS stock, for any purpose, for which you have demanded appraisal rights;

  •
  receive payment of dividends or any other distribution with respect to such shares, except for dividends or distributions, if any, that are payable to holders of record as of a record date prior to the effective time of the merger; or

  •
  receive the payment of the merger consideration provided for in the merger agreement.

        If no petition for an appraisal is filed within 120 days after the effective date of the merger, your right to an appraisal will cease. You may withdraw your demand for appraisal and accept the merger consideration by delivering to NOMOS a written withdrawal of your demand, except that (1) any attempt to withdraw your demand for appraisal made more than 60 days after the effective date of the merger will require the written approval of NOMOS, and (2) an appraisal proceeding in the chancery court cannot be dismissed unless the chancery court approves such dismissal.

Federal Securities Laws Consequences; Stock Transfer Restriction Agreements

        The registration statement of which this joint proxy statement/prospectus is a part does not cover any resales of the NASI common stock to be received by NOMOS stockholders upon completion of the merger, and no person is authorized to make any use of this joint proxy statement/prospectus in connection with any such resale.

        All shares of NASI common stock received by NOMOS stockholders in the merger will be freely transferable, except that shares of NASI common stock received by persons who are deemed to be "affiliates" of NOMOS under the Securities Act at the time of NOMOS' special meeting may be resold by them only in transactions permitted by Rule 145 under the Securities Act or as otherwise permitted under the Securities Act. Persons who may be deemed to be affiliates of NOMOS for these purposes generally include individuals or entities that control, are controlled by or are under common control with NOMOS, and may include directors and executive officers of NOMOS. The merger agreement and affiliate letter permits NASI to place appropriate legends on stock certificates of persons deemed affiliates and to issue stop transfer instructions to NASI's stock transfer agent. See "Related Agreements—Affiliate Letters" beginning on page [    ].

Stock Exchange Listing

        It is a condition to the merger that the shares of NASI common stock issuable in the merger be approved for listing on the Nasdaq National Market, subject to official notice of issuance, under the ticker symbol "NASI".

INFORMATION REGARDING NASI

        NASI is engaged in the development, production and commercialization of innovative radioisotopic products, including brachytherapy seeds and radiopharmaceuticals, principally for the treatment and diagnosis of disease. Since 1990, NASI has applied its expertise in radioisotopes to develop and market products for medical, environmental, research and industrial applications.

        In 1996, NASI began to focus its research and product development activities primarily on high value, high growth medical products that are useful in the diagnosis, management and treatment of diseases such as cancer and heart disease. This initiative resulted in the development of its first two therapeutic products, iodine-based and palladium-based implantable brachytherapy seeds for the treatment of prostate cancer. NASI began manufacturing Iodine-125 seeds for commercial use in 1998, and introduced a Palladium-103 seed the following year. These products were initially marketed under an exclusive third party marketing and distribution agreement, which terminated in January 2003. NASI now directly markets and sells its Iodine-125 seeds under the trade name Prospera® I-125, and its Palladium-103 seeds under the trade name Prospera® Pd-103.

        NASI's primary radiopharmaceutical product candidate, Hynic-Annexin V, is an in vivo nuclear medicine imaging agent that targets cells undergoing apoptosis or necrosis, two common forms of cell death. Hynic-Annexin V is intended to be used for determining response to anti-cancer treatment within days of the first dose of therapy. It also has been shown to image myocardial cell death due to heart attack and to provide early evidence of cardiac transplant rejection. NASI intends for this product candidate to provide information that would allow clinicians to make better therapeutic decisions for individual patients by monitoring a patient's response to treatment of disease with increased accuracy and timeliness.

        The Hynic-Annexin V product candidate is currently in clinical trials in Europe for early detection of patient response to chemotherapy treatment in patients with lung cancer. In June 2003, NASI opened an Investigational New Drug (IND) application in the U.S. for Hynic-Annexin V. Studies are intended to provide preliminary assessment of the predictive value of Hynic-Annexin V imaging at various times following a single course of chemotherapy. The clinical study is also designed to provide information about product safety, biodistribution, and imaging technique after initiation of chemotherapy in patients with non-small cell lung cancer.

        NASI files annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission. The Securities and Exchange Commission allows us to "incorporate by reference" information into this joint proxy statement/prospectus, meaning that we can disclose important information by referring to another document filed separately with the Securities and Exchange Commission. The information incorporated by reference is deemed to be part of this joint proxy statement/prospectus. We refer you to "Where You Can Find More Information". These documents contain important information about NASI and its finances.

        NASI was originally incorporated under the Company Act of British Columbia, Canada, in 1987 and became a Delaware corporation on April 20, 1995. NASI's principal executive offices are located at 20200 Sunburst Street, Chatsworth, California 91311. NASI's telephone number is (818) 734-8600. NASI's website can be found at www.NASI.net. Information set forth in NASI's website is not incorporated herein by reference

INFORMATION REGARDING AM CAPITAL I, INC.

        AM Capital I, Inc. is a newly formed, wholly owned subsidiary of NASI, which was incorporated in Delaware for the sole purpose of effecting the merger, in which NOMOS will merge with and into AM Capital I, Inc. with AM Capital I, Inc. continuing as the surviving corporation. AM Capital I, Inc. will change its name immediately following the merger to "NOMOS Corporation". It engages in no other business. Its principal executive offices are presently located at 20200 Sunburst Street, Chatsworth, California 91311 and its telephone number is (818) 734-8600.

INFORMATION REGARDING NOMOS

        As used in this Section "Information Regarding NOMOS," references to "we", "us", "our" and "ours" refer to NOMOS and its consolidated subsidiaries.

NOMOS' Business

        NOMOS develops, sells and services advanced medical equipment products designed to improve the safety and effectiveness of external beam radiation therapy in the treatment of tumorous cancers. NOMOS' current products are designed to improve (1) the planning and delivery of radiation treatments, (2) the verification of tumor location and (3) the accuracy and predictability of radiation doses. NOMOS currently sells its products and services to hospitals and freestanding clinics primarily in the United States as well as in other countries. Its products are used at over 400 institutions, including some of the world's preeminent cancer institutions, and are currently used predominantly in the treatment of tumors of the prostate, head, neck and spinal cord. In addition to its products, NOMOS offers an experienced and knowledgeable customer support and operations staff and high-quality customer service.

        NOMOS pioneered the commercialization of a technology known as intensity modulated radiation therapy, or IMRT, in the early and mid-1990's. In contrast to conventional radiation therapy, in which the patient is treated with large, uniform beams, IMRT delivers many smaller radiation beams, with the intensity and angle of these radiation beams varied, or modulated, across the treatment target. This enables the doctor to deliver an elevated radiation dose to the tumor, while limiting the amount of radiation directed at nearby healthy tissue. As a result, IMRT provides the potential for improved outcomes by more effectively treating tumors, and for a better quality of life for patients.

        Treatment planning for IMRT is extremely complex due to the number of potential beam angles and intensities. NOMOS' IMRT planning software system, CORVUS, addresses this complexity through a technique called inverse planning. CORVUS prompts the doctor to specify the desired radiation dose outcome, both for the tumor and for the surrounding healthy tissue, and then generates a plan to achieve the desired outcome by testing and rejecting millions of potential beam intensities and angles. This is in contrast to conventional radiation planning and those competing IMRT planning systems that rely on a technique called forward planning, in which the doctor essentially builds a treatment plan through a manual, iterative process. NOMOS believes that its inverse planning approach results in better treatment plans and reduces the amount of time required for doctors to create these plans when compared to many of the treatment planning systems of NOMOS' competitors, including competing IMRT systems that use inverse planning techniques.

        A device known as a multileaf collimator defines the size, shape and intensity of the radiation beams in IMRT treatments and is also used in some conventional radiation treatments. NOMOS' multileaf collimator, MIMiC, was designed specifically for delivering IMRT, and NOMOS believes it offers a number of advantages over competing multileaf collimators, including the ability to deliver radiation from a significantly greater number of angles. MIMiC is primarily sold as a component of NOMOS' integrated PEACOCK system, but is also sold to existing CORVUS customers.

        Customers use IMRT products in conjunction with linear accelerators, which are the machines that generate the energy beams used in radiation therapy. NOMOS does not produce linear accelerators. However, its products are designed to be compatible with all linear accelerators currently sold by the major accelerator manufacturers. NOMOS sells its products both to customers who have the newest, most advanced linear accelerators and to customers with older linear accelerators that do not have IMRT capabilities.

        In 1998 NOMOS introduced BAT, an ultrasound-based targeting and organ locator system. BAT is used in conjunction with external beam radiation to locate targets, including tumors and surrounding organs that may move inside the patient's body from one treatment session to the next. In 2000, NOMOS introduced PEREGRINE, a radiation dose calculation and simulation software product that uses advanced statistical techniques to simulate the path of radiation particles as they are absorbed by the patient's body. BAT and PEREGRINE are designed to be used in connection with both IMRT and conventional radiation therapy.

        NOMOS recently launched NOMOS Rx, a remote IMRT treatment planning service. NOMOS Rx, working with a customer's on-site staff, retrieves image and/or plan data relating to a potential patient treatment, develops the IMRT plan, then sends the plan back to the customer for review, approval, quality assurance and delivery. NOMOS Rx provides a remote treatment planning alternative that makes IMRT feasible for many facilities that, due to staffing or financial constraints, might otherwise not be able to take advantage of the potential benefits of IMRT.

        We also have developed and sell several accessory products that are used in conjunction with our core products to enhance their functionality, creating additional market opportunities for us.

NOMOS' Market Opportunity

        The International Agency for Research on Cancer estimates that there were over 10 million cases of cancer worldwide in 2000, excluding skin cancers. Cancers are generally one of two types, tumorous or non-tumorous. Radiation therapy is the primary treatment option for localized tumorous cancers, and approximately 50% of cancer patients in the United States are treated with radiation at some time during the course of their disease. The primary customers in the United States for radiation therapy products are hospitals, which provide approximately two-thirds of domestic radiation treatments, and freestanding clinics, which provide approximately one-third of domestic radiation treatments.

        There are two primary types of radiation therapy. The first type, which represents the vast majority of radiation treatments, is external beam radiation therapy. In this type of radiation therapy, a beam of energy originating outside the patient's body is directed at the tumor. The second type of radiation therapy is internal radiation therapy, commonly referred to as brachytherapy, where radioactive materials are implanted in the patient's body at the site of the tumor. Our IMRT and related products are used in connection with external beam radiation therapy.

        IMRT has been recognized by participants in the radiation therapy industry, including other medical equipment manufacturers and radiation oncologists, as a significant development in radiation therapy. We believe that IMRT, in its current form, represents a significant improvement over conventional planning and delivery technologies for radiation therapy for treating many types of cancers. In conventional radiation therapy, the radiation beams tend to be larger, more uniform and more simply shaped than the beams used in IMRT. As a result, conventional radiation treatments have relatively imprecise targeting, which often results in exposing a significant amount of healthy tissue to directed radiation, and which places inherent limitations on the level of radiation doses that can be delivered. This is especially true in cases where the tumor has an irregular shape or is adjacent to a vital organ or other sensitive tissue. IMRT technology, by contrast, delivers radiation using many small beams aimed at different parts of a tumor and controls the radiation level of each beam. This enables the doctor to deliver higher doses of radiation to the tumor area while reducing the dose of radiation directed at healthy, surrounding tissue. The result is an increase in the effectiveness of radiation therapy treatments and a reduction in side effects. For example, patients who undergo conventional radiation therapy to treat prostate cancer can often experience rectal bleeding, incontinence and impotence. We believe that IMRT can help reduce the incidence of these side effects in the treatment of prostate cancer. Similarly, we believe that patients who have tumors located near the optical nerve and who might be blinded by conventional treatment can now be treated with IMRT with significantly reduced risk of vision loss.

        An important component of our market opportunity is the ability of our integrated IMRT treatment planning and delivery product, PEACOCK, to upgrade a linear accelerator that does not have IMRT capabilities by providing it with the ability to deliver IMRT treatments. PEACOCK typically sells for less than half the cost of a new IMRT-equipped linear accelerator. In addition, we offer customers who have the newest, IMRT-equipped linear accelerators the opportunity to replace their existing planning system with our CORVUS planning system, which is compatible with most major multileaf collimators currently on the market, and which we believe is superior in a number of respects to the planning software offered by our competitors.

        Our image guided radiation therapy product, BAT, provides another important market opportunity, because it enables doctors to locate more accurately, at the time of each treatment, tumors that may have moved since the treatment plan was developed or since the prior treatment session. BAT has been predominantly used by hospitals and clinics in treating prostate cancer.

        We also believe that there is a significant market opportunity for our PEREGRINE dose calculation software, although we have limited data on this opportunity because we have only recently introduced PEREGRINE to the market.

        We estimate that there are approximately 4,400 installed linear accelerators worldwide that do not have IMRT capabilities. We view each of these linear accelerators as a potential sales opportunity for PEACOCK. We estimate that there are approximately 3,600 linear accelerators installed worldwide that do have IMRT capabilities, with hundreds more being installed annually, which we view as potential sales opportunities for CORVUS. We view each installed linear accelerator worldwide, whether it has IMRT capabilities or not, as a potential sale opportunity for BAT and PEREGRINE, as well as other new product offerings from NOMOS.

NOMOS' Business Strategy

        Our goal is to be the commercial and technological leader in the worldwide market for advanced radiation treatment planning and delivery products and services. The key elements of our strategy are to:

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  Expand Our Sales Capabilities and Channels.  We intend to expand our sales efforts in order to further penetrate our existing and potential geographic markets. The primary focus of our sales efforts will continue to be the United States, where we intend to increase the size of our internal marketing and sales staff. We will also continue to increase our sales and service capabilities in Asia and Europe, which we view as key market opportunities. In late 2002, we hired several high-level sales and support personnel to manage the European and Chinese markets. In addition, we intend to enhance our existing relationships with international agents and distributors and other industry participants by providing additional training and support, improving communication and coordinating our efforts to identify and pursue market opportunities.

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  Provide Exceptional Customer Support and Service.  Due to the highly technical nature of our products and our industry, the quality and scope of the service we offer to customers in support of our products is essential to our business. We maintain a highly skilled customer support and operations team, including medical physicists, application specialists, field service engineers and repair technicians, many of whom have advanced degrees. We believe that providing exceptional customer support and service will 1) continue to enhance our reputation in the radiation therapy marketplace, 2) help differentiate us from our competitors and 3) further enable us to obtain recurring service revenues from a growing installed base of products. The client contact and communication that results from customer support and service can also lead to additional sales opportunities and can provide us with important customer feedback, which, in turn, can lead to beneficial design changes to our products.

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  Educate Our Target Market and Enhance Our Brand Awareness.  The markets for our products are relatively undeveloped. In 2001, we focused our marketing efforts and developed our first concerted brand image campaign. During 2002, we furthered these efforts and introduced a completely new website. We intend to expand our marketing efforts and further educate our target audience on the benefits of IMRT in general, and our IMRT and related products in particular. The primary target audiences for these efforts include doctors at leading cancer treatment institutions, hospitals and freestanding clinics, as well as cancer patients and support groups.

  We also intend to further enhance our image and brand awareness. In this regard, we intend to continue to improve our marketing materials, maintain a high profile at industry tradeshows and provide our sales personnel and distributors with high-quality educational, marketing and training materials.

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  Maintain Our Position as a Technology Innovator.  We have a highly experienced research and development staff, and we are committed to maintaining a leadership position in the innovation and development of advanced radiation therapy products and services. We plan to continue to advance our current technology in order to enhance the speed, accuracy and overall functionality of our products. In addition to advancing our existing products, we are actively looking to develop or acquire new products and technologies to address or create opportunities in the radiation therapy marketplace. We believe that our close interaction and servicing relationship with our customers enables us to learn of opportunities for new technologies that are needed in the marketplace. We plan to remain focused on identifying, developing and delivering technological innovations to the marketplace in a timely manner.

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  Expand the Application of Our Technology to Treat Different Types of Cancers.  Currently, our products are predominantly used to treat tumors of the prostate, head, neck and spinal cord. Although a large number of these tumors are diagnosed each year, they reportedly represent less than 20% of the total number of new solid cancerous tumor cases diagnosed each year in the United States. We believe that the general advantages of IMRT, including the ability to deliver elevated radiation doses to the target area and to reduce the amount of radiation directed at surrounding healthy tissue, can be a benefit in the treatment of other types of cancer, including breast, lung, pancreatic and liver cancers. Our goals are to 1) further develop our IMRT technology to the point that the clinical results of treating these other types of cancer with IMRT are demonstrated to be better than the results obtainable with conventional treatments and 2) continue to improve our IMRT products to reduce treatment times and improve their ease of use in treating these other types of cancer.

NOMOS' Technology and Products

        We currently sell five primary products and one service offering to the radiation therapy market:

• CORVUS	Inverse planning software designed specifically for IMRT
• MIMiC	Multileaf collimator designed specifically for IMRT with CORVUS
• PEACOCK	Integrated IMRT planning and delivery software system and multileaf collimator, which combines CORVUS and MIMiC
• BAT	An ultrasound-based targeting and organ locator system
• PEREGRINE	Radiation dose calculation and simulation software
• NOMOS Rx	Remote IMRT treatment planning service offering

        CORVUS.    The core of our proprietary IMRT planning system is CORVUS. This software-based product uses images from conventional imaging technologies, such as computed tomography, or CT, magnetic resonance imaging, or MRI, or positron emission tomography, or PET, to create a three-dimensional model of the tumor area to be treated. CORVUS, through its three-dimensional on-screen model, prompts the doctor to specify the parameters of the dose outcome desired, both for the tumor and for the surrounding healthy tissues. CORVUS then tests and rejects millions of beam intensities and angles as it builds a plan to achieve the doctor's desired objectives. This process, called inverse planning, starts with the desired outcome and then builds a plan to achieve it. Once the plan has been approved by the doctor, CORVUS manipulates the linear accelerator's multileaf collimator during each treatment session to provide the radiation output in accordance with the plan by dividing its radiation output into a large number of very small beams, each of which can carry a different level of radiation intensity. By hitting the target with these small, variable intensity beams from multiple angles, it becomes possible to deliver a high dose of radiation to the target with great precision, regardless of the shape of the target, while limiting the delivery of high dosage radiation to surrounding healthy structures, regardless of their proximity to the target. CORVUS can be used in conjunction with MIMiC, our multileaf collimator, and is also compatible with most other multileaf collimators on the market. Although there is no reliable independent market data available, we believe that the multileaf collimators with which CORVUS is currently compatible represent a substantial majority of all multileaf collimators in both the U.S. and the worldwide markets. We believe that CORVUS, together with its predecessor, PEACOCK Plan, has been used to plan the treatment of a substantial majority of all IMRT patients worldwide.

        We believe the CORVUS process of inverse planning is superior to conventional radiation technology and to competing IMRT technologies that rely on either forward planning or inverse planning. In forward planning, the doctor manually develops a radiation delivery plan and then uses a computer to calculate the results of that plan. This process is often repeated several times until an acceptable plan is obtained. This process is labor-intensive, time-consuming and highly sensitive to the quality and experience of the particular technician or doctor. All inverse planning systems, including those used by our competitors, utilize an algorithm that is designed to replicate the clinical decision-making process of a radiation oncologist. Our algorithm has been developed using clinical feedback received from previous versions of the product, and we believe it represents more closely than our competitors' systems the important factors used in an experienced clinician's evaluation. The CORVUS process results in increased accuracy and improved clinical outcomes over competing inverse planning systems, whose optimization strategies and evaluation functions we believe do not have the sophistication embodied in CORVUS. We also believe that our CORVUS planning software develops treatment plans more quickly and with less user interaction than our competitors' planning systems.

        MIMiC.    Our multileaf collimator, MIMiC, is primarily sold as a component of our integrated PEACOCK system, but can also be sold to existing CORVUS customers. MIMiC is the only multileaf collimator on the market that was designed exclusively for IMRT delivery. MIMiC was also the first multileaf collimator specifically designed for dynamic or rotational mode treatment, where the head of the linear accelerator is moving during the delivery of radiation. MIMiC can deliver radiation from approximately 54 angles, which is significantly greater than the 5-9 angles of a typical commercial multileaf collimator. This contributes to MIMiC's ability to conform the radiation beams to the size and shape of a tumor in accordance with the treatment plan. Leakage refers to radiation that escapes from the linear accelerator, or is transmitted through or between the leaves of the multileaf collimator, and is unintentionally absorbed by the patient. A typical multileaf collimator has an average radiation leakage of between 1% and 3%. The actual leakage for MIMiC is typically less than 1%. Although MIMiC can be retro-fitted to be used on many linear accelerators that come already equipped with a multi-leaf collimator, the primary market for MIMiC is for linear accelerators, many of them older machines, that do not have a multi-leaf collimator.

        MIMiC has 40 tungsten leaves in two rows of 20. Each leaf is capable of defining a beam approximately one centimeter square and can direct these radiation beams to the target. With the addition of our BEAK product, MIMiC's beam size can be reduced to four-by-ten millimeters. This allows a customer with MIMiC to compete in the radiosurgery market. Radiosurgery is a form of specialized radiation therapy that involves the delivery of radiation to a precise, often small target volume in a limited number of treatment sessions.

        PEACOCK.    Our integrated IMRT planning and delivery system, PEACOCK, includes CORVUS as its software-based planning component and MIMiC as its multileaf collimator. With these two components, PEACOCK helps the doctor create an optimized treatment plan and then modulates the intensity of a radiation beam to fit the size and shape of a tumor in accordance with the plan. PEACOCK offers customers with older linear accelerators, and others that lack a multileaf collimator, the ability to upgrade their accelerators to enable them to deliver IMRT treatments. PEACOCK typically sells for less than half the cost of a new IMRT-equipped linear accelerator and can be installed with significantly less down time to the treatment center. PEACOCK can be used in delivering IMRT treatments both while the head of the linear accelerator is moving, known as rotational or dynamic mode, and while the head of the linear accelerator is stationary, known as fixed-angle mode.

        BAT.    BAT uses ultrasound images to confirm the location of target organs and tumor sites within the patient's body. Some organs, such as the prostate, move within the patient from day to day and even within a given day. As a result, a previously developed treatment plan may no longer be effective. Treatments that require daily localization of this kind include those for cancers of the prostate, female pelvis, pancreas, breast and liver. The conventional approach to this problem is to include in the treatment plan a margin of error, which inevitably leads to exposing healthy tissue to radiation. BAT reduces this margin of error from the currently accepted standard practice of within 2 centimeters to within 2 millimeters. BAT determines the location of the target by means of a jointed, mechanical arm, at the end of which is an ultrasound probe. Using a touch-screen monitor and ultrasound images, the practitioner maneuvers the probe to the exact location of the tumor. BAT then calculates the position of the target relative to the delivery point of the radiation beam. BAT can be used in conjunction with IMRT as well as conventional radiation treatment. Currently, BAT is predominantly used by hospitals and clinics in treating prostate cancer.

        PEREGRINE.    Our radiation dosage calculation software product, PEREGRINE, uses technology that we license from the Lawrence Livermore National Laboratory. Fundamental to all treatment planning is the need to estimate the amount and distribution of the radiation dose in three dimensions that would be absorbed by a patient from a prescribed plan. The prevailing method of dose calculation is to estimate the absorption of radiation by the patient's body based on the absorption of radiation by water. This method can be reasonably accurate for areas of homogeneous tissue. However, most tumors are surrounded by heterogeneous tissue structures, such as bones, air sacs or other variants in density, each of which absorbs radiation at a different rate. PEREGRINE is designed to improve the accuracy of both IMRT and conventional radiation treatment planning systems by adjusting for these variables.

        PEREGRINE utilizes advanced statistical techniques to provide highly precise dosage calculations, which it derives by simulating the paths of radiation particles as they are absorbed by the patient's body until sufficient statistics are built up to limit uncertainty. Before PEREGRINE was introduced, this method was considered impractical because of long calculation times. PEREGRINE is designed to make use of commercially available computing technology to achieve calculation times of less than ten minutes.

        PEREGRINE is designed to work both with our IMRT planning software, CORVUS, as well as with competitors' IMRT and conventional radiation therapy planning products. PEREGRINE is designed to work simultaneously and seamlessly with the planning software to calculate and recommend adjustments to the dose distribution determined by the planning software before the radiation treatment plan is actually administered to the patient. In 1999, we acquired exclusive rights to the patents, trademarks and copyrights for the technology used in PEREGRINE through a 10-year licensing agreement with the Lawrence Livermore National Laboratory.

        We have made initial sales of PEREGRINE to early adopters who are currently using it for laboratory testing and research purposes. Only one is now using it to treat patients. These early adopters are assisting us in completing the final stages of development of this product. Currently, PEREGRINE can only be used in conjunction with some linear accelerators and treatment planning systems. Although there is no reliable independent market data available, we believe that PEREGRINE is currently compatible with linear accelerators that represent a majority of the U.S. market and a minority of the worldwide market. We are developing additional upgrades for PEREGRINE that we believe, when completed, will allow PEREGRINE to operate with a broader range of linear accelerators, energy levels and radiation planning systems. These upgrades are designed primarily to improve the installation and commissioning process, as opposed to the underlying software function, so as to make it easier for PEREGRINE customers to validate the correct operation of the system. We have reviewed these changes and do not believe these changes will require any new 510(k) clearance from the FDA. However, the FDA could disagree and require a submission of a 510(k) application.

        NOMOS Rx.    Our remote IMRT treatment planning service offering, NOMOS Rx, working with a customer's on-site staff, retrieves image and/or plan data relating to a potential patient treatment, develops the IMRT plan, then sends the plan back to the customer for review, approval, quality assurance, and delivery. NOMOS Rx is a service staffed by highly qualified individuals with extensive treatment planning experience. NOMOS products are utilized in providing this service. NOMOS Rx provides a remote treatment planning alternative that makes IMRT feasible for any facility, no matter what their staffing or financial constraints.

Accessory Products.    In addition to our core products discussed above, we also offer accessory products:

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  BEAK®.  To provide additional market opportunities for MIMiC and PEACOCK, we market BEAK, a device that attaches to MIMiC and reduces MIMiC's beam size from approximately one centimeter square down to four-by-ten millimeters. This allows MIMiC and PEACOCK to compete with expensive and dedicated radiosurgery systems. Radiosurgery is a form of specialized radiation therapy that typically involves the delivery of radiation to a small target in a limited number of treatment sessions.

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  NOMOS CRANE® and AUTOCRANE™.  Our NOMOS CRANE family of products is a series of devices used to position patients during radiation therapy. NOMOS CRANE, NOMOS MINI-CRANE, and NOMOS CRANE II are manually operated patient positioning devices that are specifically suited to the requirements of treatments using PEACOCK, which deliver radiation in a slice-by-slice manner. The NOMOS AUTOCRANE is our newest device, which remotely adjusts the patient's position during the course of a treatment session as necessary to deliver the radiation in accordance with the treatment plan. This eliminates the need for the radiation therapist to repeatedly enter the treatment room to manually adjust the patient's position in connection with slice-by-slice IMRT treatments. We anticipate that the NOMOS AUTOCRANE will be able to shorten the average IMRT treatment session using PEACOCK. We received FDA clearance for the NOMOS AUTOCRANE in December 2001, and we began offering it for commercial sale in 2002. We also offer two NOMOS MINICRANES that assist in the positioning of specific body parts such as the head and neck. We license some of the technology underlying our NOMOS CRANE family of products from the University of Texas.

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  Other System Accessories.  We offer several other system accessories that assist in the positioning and verification of patient alignment. Our TALON® product is a device used to position the head during radiation therapy and radiosurgery, which permits precise repositioning across multiple treatment days. Our radiotherapy table adapter and our computed tomography table adapter are adjustable, rigid structures that attach to a variety of treatment tables and imaging couches to provide a stable and consistent reference base for patient positioning. We also offer our Target Box, which is a device that connects to our radiotherapy table adapter and provides multiple means of achieving precise patient alignment, including the use of laser positioning. We also offer a verification cassette that stores film and which can be used to verify the accuracy of patient treatment dosages. Although sales of these accessory products currently represent a small portion of our revenues, we believe that they enhance our core product offerings and present additional market opportunities for us.

NOMOS' Competition

        The medical equipment product markets for radiation therapy are characterized by rapidly evolving technology and intense competition. Some of our competitors have greater financial, marketing and management resources than we do. We believe that the principal competitive factors in all of our markets include:

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  improved clinical outcomes data;

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  product and service quality;

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  cost effectiveness;

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  sales and marketing capabilities;

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  ability to obtain regulatory approvals and patent protection;

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  acceptance of products by leading physicians and institutions; and

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  the publication of favorable peer-reviewed clinical studies.

        IMRT Planning and Delivery Products.    Our most significant competitor for our IMRT planning and delivery products is Varian Medical Systems, Inc. Varian produces more linear accelerators than any other manufacturer and markets its own line of IMRT products, including several models of multileaf collimators. Varian also markets an IMRT inverse planning software package that it has developed in coordination with Memorial Sloan-Kettering Cancer Center. Siemens and Elekta are the other major manufacturers of linear accelerators, each of which offers its own multileaf collimators that compete with our MIMiC and PEACOCK products.

        Memorial Sloan-Kettering Cancer Clinic has developed and treated a significant number of patients with its own non-commercial, non-FDA cleared, IMRT treatment and planning system. To our knowledge, Memorial Sloan-Kettering has yet to commercialize this technology or license it to third parties for commercialization.

        TomoTherapy Inc. is another company that has developed and obtained FDA 510(k) clearance for a product that incorporates IMRT delivery and imaging into one unit, including the radiation source. They claim that their product will be able to verify the precise position of the patient's tumor before each treatment, much like our fixation devices and our BAT product. To our knowledge, initial sales have been made to a few institutions and there is interest in this technology in the market.

        Several treatment planning companies, including ADAC Laboratories, Inc., which is a part of Royal Philips Electronics N.V., Computerized Medical Systems, Inc. and Nucletron have also introduced treatment planning systems that include IMRT capabilities.

        Several other companies, including BrainLAB AG, Zmed, Inc., 3Dline International srl and Siemens also compete with us in the multileaf collimator market.

        In addition to the competition we face from other producers of IMRT products, we continue to face competition from providers of brachytherapy and other conventional radiation treatment planning products. These providers include ADAC Laboratories, Varian, Computerized Medical Systems, Elekta and Nucletron. We also face competition from companies developing, marketing and manufacturing alternative therapies to radiation for the treatment of tumorous cancers.

        Ultrasound Localization Products.    We are facing increasing competition for BAT. Companies such as Zmed and BrainLAB do market, or in the past have marketed, ultrasound localization devices. In addition, Computerized Medical Systems, Inc., recently introduced a product that will compete with BAT. Varian Medical Systems, Inc. recently announced its intention to acquire Zmed, Inc. We anticipate additional competition in the future as the market for this product continues to develop.

        Radiation Dose Calculation Products.    Due to the recent introduction of PEREGRINE, we have not faced any significant competition from products using similar, advanced statistical techniques. However, we do face competition in this market from conventional radiation dose calculation products. In addition, we anticipate that competition will develop in the future as the market for radiation dose calculation software develops.

NOMOS' Patents and Proprietary Technology

        We are committed to protecting our intellectual property. We have tried to obtain patents, when available, to protect the technologies, improvements and inventions that are significant to the development of our business. As of September 30, 2003, the United States Patent and Trademark Office had issued ten U.S. patents to us, and we had two additional U.S. patent application pending. Four patent applications were being prepared for filing in the U.S. We also had been issued seven foreign patents and had three international patent applications pending. Four foreign patent applications were in preparation for filing in various countries.

Third-Party License Agreements

        We license from third parties some of the technologies used in our core products. The following is a summary of our material third-party licenses.

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  Lawrence Livermore National Laboratory.  In July 1999, we were granted a ten-year exclusive license by Lawrence Livermore National Laboratory, under the authority of The Regents of the University of California, to commercialize some of its advanced, proprietary statistical techniques that are now incorporated in PEREGRINE. This license agreement also gave us rights to the trademark PEREGRINE.

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  Wisconsin Alumni Research Foundation.  We have a non-exclusive license to use specific patents owned by the Wisconsin Alumni Research Foundation. These patents, which relate to delivery of IMRT treatments using a dynamic or rotational mode, cover key components of, and are necessary to the manufacture and sale of, our MIMiC and PEACOCK products. This license agreement is scheduled to expire on January 25, 2016, the expiration of the last patent covered by the agreement.

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  University of Texas.  In October 1998, we began to license specific patent rights from the Board of Regents of the University of Texas System pursuant to a royalty-bearing, exclusive license agreement for a period of three years. These patent rights are related to a device that forms a critical component used in our NOMOS CRANE family of products. Effective March 31, 2002, the term of this agreement was extended for an additional two years, until March 31, 2004.

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  National Research Council of Canada.  We have a non-exclusive license from the National Research Council of Canada to use their BEAM 99 computer software in connection with PEREGRINE. This software, which allows us to develop beam characterization models for generic accelerators, is a key component of, and necessary to, our PEREGRINE product.

Third-Party Reimbursement

        In the United States, healthcare providers that purchase medical equipment products like ours generally rely on governmental and private third-party payors to reimburse all or part of the cost of the procedures for which the products are used. Therefore, decisions by third-party payors concerning our products or those of our competitors are likely to affect the attractiveness of our products compared with those of our competitors, thereby affecting our pricing and revenue.

        Effective January 1, 2001, Medicare began reimbursing hospitals for IMRT services furnished to program beneficiaries on an outpatient basis. For 2002, Medicare reimbursement rates available to hospitals can be up to four times higher, and Medicare reimbursement rates available to freestanding clinics can be up to five times higher than the reimbursement rates available for conventional radiation therapy treatments. There was a slight downward adjustment in the reimbursement rate for 2003. Medicare has also recently published reimbursement rates to be effective January 1, 2004 that are slightly lower than 2003 rates for IMRT. However, IMRT reimbursement still remains higher than conventional radiation treatment. Although these reimbursement amounts apply only to payments by the Medicare program, private third-party payors often adopt Medicare reimbursement policies and amounts. However, each private carrier establishes its own reimbursement policies and procedures, and we are aware that some private third-party payors regard IMRT as investigational or experimental and do not provide reimbursement for these services at all. The Centers for Medicare and Medicaid Services, or CMS, the federal agency responsible for administering the Medicare and Medicaid programs, reviews hospital payment rates annually. Future adjustments could lead to positive or negative payment amount changes.

        Outside the United States, reimbursement procedures and policies are country-specific. However, in countries where specific reimbursement codes are strictly required, reimbursement for treatments using our products is unavailable. We and our distributors are pursuing strategies to address reimbursement issues in foreign markets. In order to ensure continued success in this area, we intend to dedicate resources to pursue reimbursement strategies. We may also provide administrative support to physicians in other countries seeking reimbursement for the use of our products.

Manufacturing Assembly Operations

        We purchase all major components for our products from third-party suppliers. We perform system design, final product assembly, testing and packaging at our facility in Cranberry Township, Pennsylvania. We are required to meet and adhere to applicable requirements of United States and foreign regulatory agencies, including the Quality System Regulation of the FDA, the Medical Device Directive of the European Union, and the Medical Device Regulations of Canada.

        We generally produce our products based on firm orders and on anticipated additional orders that we are relatively confident will be obtained. Lead times for materials and components required by us vary significantly and depend on factors such as the specific supplier and the availability and demand for the applicable components. We do not currently have any long-term supply contracts, and our purchases are made on a purchase order basis.

        We have streamlined our product assembly process to allow for increased flexibility to respond to changes in business volume. In this regard, we have cross-trained our employees to provide additional production flexibility to respond to shifts in demand. As product line sales fluctuate from month to month, overlapping responsibilities and multi-tasked teams will enable us to provide quicker deliveries to customers while more effectively managing our costs.

Government Regulation

        Our products are medical devices and, therefore, are subject to regulation and oversight by the FDA and to regulation by foreign governmental authorities. We are also subject to state and local regulation. FDA and foreign regulatory requirements include registration as a manufacturer, licensing or registration of product, compliance with established manufacturing practices and quality standards, conformance with applicable industry standards, product traceability, adverse event reporting and compliance with advertising and packaging standards.

        In the United States, medical devices are classified into three different categories over which FDA applies increasing levels of regulation: Class I, Class II and Class III. The FDA has classified all of our products to date as Class II devices.

        We have received FDA clearance for all of our current IMRT, ultrasound targeting and treatment planning products, CORVUS, PEACOCK, MIMiC and BAT. We also received FDA clearance for PEREGRINE, our dose calculation software product, in 2000 and for our NOMOS AUTOCRANE product in 2001. We continuously evaluate our products for any required resubmission. Each of our products has its own individual indication for use statement that has been cleared by the FDA. All of these cleared indications specify that the products are cleared for use in prescribed external beam radiation therapy. None of the FDA clearances for any of our products limit the scope of intended use to treating certain types of cancer.

        As a participant in the healthcare industry, we are subject to extensive and frequently changing regulation under many other laws administered by governmental entities at the federal, state and local levels, some of which are, and others of which may be, applicable to our business. For example, our facilities are also licensed as a medical product manufacturing site by the Commonwealth of Pennsylvania and are subject to periodic state regulatory inspections. Our healthcare service provider customers are also subject to a wide variety of laws and regulations that could affect the nature and scope of their relationships with us.

        We hold a certificate to ISO 9001/EN46001, and ISO/EN 13485 the European Union standard for medical product manufacturers. This certificate is a prerequisite to applying the CE Mark to our products. The CE Mark is required on all medical products sold and used in the European Union. It is also recognized by many countries outside the European Union, such as Australia. The CE Mark indicates that a product was designed, released, produced, sold and serviced using a system that complies with the EU Council Directive 93/42/ECC for medical devices. All NOMOS products are currently eligible to bear the CE Marking.

        Health Canada has granted us Class II licenses to distribute our BAT, CORVUS and PEREGRINE products throughout Canada. In 2003, our BAT product was re-classified in Canada as a Class III device, and our license for this product has been amended accordingly. In October 2003, NOMOS was audited for compliance with the new requirements of the Canadian Medical Device Regulations and was found to be fully compliant. This will allow us to sell our Class III products (PEACOCK and MIMiC) in Canada beginning in the fourth calendar quarter of 2003.

        Our products are also regulated outside the United States as medical devices by foreign governmental agencies, similar to the FDA, and are subject to regulatory requirements, similar to the FDA's, in the foreign countries in which we plan to sell our products. We rely exclusively on our foreign distributors to obtain the foreign regulatory approvals necessary to market our products outside of the United States, Canada and Europe.

Customers

        To date, we have sold our products to hospitals and freestanding clinics at over 400 sites in North America, Europe and Asia. Our products are being used by many of the leading cancer treatment hospitals and freestanding clinics in the United States, including, among others, the Cancer Therapy & Research Center in San Antonio, Texas, the Cleveland Clinic in Cleveland, Ohio, MD Anderson, Houston, Texas, Fox Chase Cancer Center, Philadelphia, Pennsylvania and the Methodist Hospital, Baylor College of Medicine in Houston, Texas. Our current sales are distributed over a wide range of customers and we do not believe that we currently have any customer concentration problem in which a high percentage of our sales are made to only a few customers or hospital groups. In 2002 and 2003 to date, we did not have any single customer that represented 10% or more of our total sales.

        We view any hospital or freestanding clinic that provides radiation therapy to be an important potential customer. We are also trying to penetrate independent health networks where buying decisions are made in a more centralized manner. These networks, which constitute a significant percentage of our target market, offer us the opportunity to make multiple sales through a single decision-making body. However, these networks are also volume purchasers and therefore tend to exert more leverage in obtaining discounts or other group pricing benefits. To date, a relatively small portion of our revenues has been derived from sales to these groups.

Employees

        As of September 30, 2003, we had 110 employees, 26 who have advanced degrees, including nine with Ph.D.s and one M.D. We have not experienced any work stoppages and consider our relations with our employees to be excellent. None of our employees is unionized or subject to a collective bargaining agreement. Currently, each of our employees has stock options, subject to a standard vesting schedule. Upon consummation of the merger, all outstanding unvested NOMOS stock options held by current NOMOS directors and employees will immediately vest.

        In addition to our employees, we have several independent contractor agreements with radiation oncologists, medical doctors and medical physicists to perform commissioning of our products throughout the United States and Canada.

Facilities

        We lease our facilities located in Cranberry Township, Pennsylvania. Our current space consists of approximately 35,000 square feet, of which approximately 10,000 square feet are dedicated to assembly, final testing and shipping, and customer support operations. The lease has a ten-year term with extension options and the option to obtain additional space within the building. All of our long-lived assets are located in the United States. We have approximately 26,000 square feet in our old facility which we are trying to sublease. The lease on this space runs until August 2004.

Legal Proceedings

        On December 28, 1998, we filed a complaint against BrainLAB USA, Inc. in the United States District Court for the District of Delaware for infringement of our U.S. Patent No. 5,411,026, which generally relates to ultrasound localization techniques for use with radiation therapy treatments. Our complaint was subsequently amended to add BrainLAB, Inc. as a defendant. In January 2003, the district court entered judgment against NOMOS on its infringement claims. We are currently appealing this judgment to the United States Court of Appeals for the Federal Circuit. The defendants filed a post-trial motion in the district court seeking the reimbursement of their attorneys' fees, which they allege are in excess of $400,000. The district court denied the motion, without prejudice, in view of the pending appeal. Although we intend to continue to vigorously assert our rights in this case, we can provide no assurance that we will obtain a favorable result on appeal. An unsuccessful outcome on appeal could result in increased competition for our BAT product and reduced profit margins or sales.

        On October 18, 2002, an individual plaintiff filed a petition in Oklahoma County District Court against Mercy Health Center, Inc., Varian Medical Systems, Inc., NOMOS Corporation, Siemens Medical Corporation, Radiation Oncology Associates, Inc., Morris J. Weizenberg, M.D. and Gary L. Larson, M.D. alleging that the defendants caused the plaintiff to receive excess radiation in the treatment of his brain tumor. The plaintiff has asserted a manufacturer's product liability claim alleging that our PEACOCK system was defective, causing him to receive an excessive amount of radiation to areas surrounding his tumor. The plaintiff has so far been unable to provide evidence that our PEACOCK system malfunctioned or was otherwise defective. We are in the process of preparing and filing a motion for summary judgment. We anticipate that we will receive a ruling on this motion by January 2004. We are pursuing the defense of this case aggressively.

        On November 4, 2003, Parker/Hunter Incorporated, a regional investment banking firm made a demand against us for a sum of approximately $2,250,000 that it alleges is due in connection with the proposed merger with NASI pursuant to the terms of an engagement letter with us dated June 2, 2000. We believe that no amount is due Parker/Hunter under the engagement letter or otherwise. We intend to defend ourselves vigorously should any action that be brought by Parker/Hunter. Since no suit has been filed, we are unable to estimate the likelihood of an unfavorable outcome as to any claim, or the amount of any damages in the event of an unfavorable outcome. Under the indemnification escrow agreement, 307,617 shares of NASI common stock and $700,800 in cash otherwise payable to NOMOS stockholders in the merger will be deposited in a separate escrow fund as a source of reimbursement for any losses incurred by NASI or NOMOS prior to the consummation of the merger or by NASI after the consummation of the merger arising out of the demand made against NOMOS by Parker/Hunter. We refer you to the section entitled "The Merger Agreement—Escrow Arrangements; Indemnification Escrow Agreement" in this joint proxy statement/prospectus.

Management's Discussion and Analysis of NOMOS' Financial Condition and Results of Operations

        You should read the following discussion and analysis in conjunction with the section entitled "Summary Selected Consolidated Financial Data" and our financial statements and the related notes included elsewhere in this joint proxy statement/prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements, including as a result of those matters set forth under "Risk Factors," and elsewhere in this joint proxy statement/prospectus.

Overview

        We develop, sell and service advanced medical equipment products that are designed to improve the safety and effectiveness of radiation therapy in the treatment of tumorous cancers. We currently sell our products to hospitals and freestanding clinics in the United States and in other countries. Our products improve the planning and delivery of radiation treatment, the verification of target location, and the accuracy and predictability of radiation doses. We also offer our customers an experienced and knowledgeable customer support staff and high-quality customer service.

        We have been in existence since 1979. However, we have only had significant operations in the radiation therapy market since 1994. Since that time, we have devoted substantially all of our resources to research and development activities and establishing market demand for our products. As of December 31, 2002 we had an accumulated deficit of $77.7 million and net operating loss carryforwards of approximately $55.8 million. In 2002, 2001 and 2000 we had net losses of $2.1 million, $583,000 and $11.5 million, respectively. Our 2001 net loss includes non-cash stock-based compensation expense of approximately $2.4 million. Our 2002 net loss includes $2.5 million in costs associated with our attempted initial public offering, which we abandoned in July 2002 due to prevailing market consideration, and future lease payments on our prior facility lease.

        Our revenue growth and operating results have depended on and will depend on the continued acceptance of our products by doctors, hospitals and freestanding clinics and patients and our ability to maintain prices for our products at levels that provide favorable margins. The rate of acceptance is influenced by the performance and pricing of our products, medical reimbursement rates for treatments utilizing our products, our relationships with key physicians, medical physicists, hospitals and other factors. Manufacturers typically sell their radiation treatment devices at discounts to list prices in order to expand their installed base of products, thereby increasing the market for their products and services. Similarly, we offer and expect to continue to offer discounts on our products in order to establish an installed base of systems from which we expect to generate additional revenues from selling related and accessory products and recurring revenues from service agreements, maintenance and upgrades. In the past, we have not generated significant revenues from sales to independent health networks, which are large buying networks with volume purchasing power. Increased sales to these groups in the future may result in additional negotiated price discounts, putting pressure on our product margins.

        Market acceptance and demand for IMRT products increased beginning in late 2000 due in part to the establishment of Medicare reimbursement for IMRT treatments performed in hospitals, which was announced in late 2000 and became effective on January 1, 2001 and by the establishment of reimbursement for IMRT treatments performed in freestanding clinics, which was announced in late 2001 and became effective on January 1, 2002.

        Revenues are generated from sales of our products and service of our products. We had total revenues, including service revenues, of $31.1 million in 2002, $24.5 million in 2001, and $13.4 million in 2000. Product sales accounted for approximately 78% of our total revenues in 2002, approximately 82% of our total revenues in 2001 and approximately 81% of our total revenues in 2000. Revenue from sales of our IMRT planning and delivery products, CORVUS, PEACOCK and MIMiC, represented approximately 36% of our revenue in 2002, 35% of our total revenues in 2001 and approximately 43% of our total revenues in 2000. Revenue from our ultrasound-based targeting and organ locator system, BAT, which was first introduced in 1998, represented approximately 40% of our total revenues in 2002, 43% of our total revenues in 2001 and 38% of our total revenues in 2000.

        Our service revenues accounted for approximately 22% of our total revenues in 2002, approximately 18% of our total revenues in 2001, and approximately 19% of our revenues in 2000. Service revenues are generated from three sources: (1) an allocated portion of our initial product sales, (2) pursuant to service agreements with our customers, and (3) from services provided on a time-and-materials basis. Service agreements are typically sold to customers at the expiration of our standard 12-month warranty period. In some cases we sell these service agreements at the time of the initial product sale. Our current sales terms for product sales and service agreements sold along with a product typically provide for customer payment of 30% on order placement, 60% on shipment and 10% on customer acceptance, which by the terms of our sales agreements occurs no later than 30 days after installation. Renewals or upgrades are typically fully invoiced on order.

        We have historically sold products directly to customers in the United States and Canada through our domestic sales force. Our sales outside of the United States and Canada, which have been limited to date, have been made primarily through our international partners and distributors, and this will continue to be a component of our foreign sales strategy. In 2002, approximately 3% of our product revenues, and 2% of all revenues, were derived from sales to customers outside the United States. In 2001, approximately 5% of our product revenues, and 5% of all revenues, were derived from sales to customers outside the United States. In late 2002 and early 2003 we expanded our international operations opening and staffing a sales office in Europe and a representative office in the People's Republic of China. Consequently, we anticipate that international revenues will increase as a percentage of revenues in the future. If international sales increase, we may not experience corresponding growth in operating income. Our sales outside the United States and Canada have had, and will likely continue to have, lower margins due to distributor discounts and higher service costs.

        Our cost of revenues consists of direct costs incurred in the manufacture, installation and service of our products, including salaries and related personnel expenses, warranties, product component purchases and royalties payable under technology licenses. We intend to continue to make efforts to reduce our costs of revenues through product design changes, and manufacturing and vendor reductions in the cost of components. We anticipate that this will help offset any price pressures we might face from competition. Margins on our product sales vary among products and, due to the variety of discounting options, among various sales of the same product, and will likely change over time.

        Each of our products comes with a standard twelve-month warranty, the term of which begins upon acceptance of the product by the customer. Qualified vendors supply the components for our products, and we assemble and conduct final testing of our products at our facility in Cranberry Township, Pennsylvania. We establish estimated warranty obligations upon the sale of our hardware products, based upon our historical claims experience and actual costs.

        Research and development expenses include costs associated with the design, development, testing and enhancement of our products. These costs consist primarily of salaries and related personnel expenses, fees paid to outside service providers, expenditures for purchases of supplies and clinical trials and overhead allocated to product development. Periodically, our research and development efforts include the use of outside service providers on specific projects. Costs and fees associated with these non-recurring projects can cause significant variability in our quarterly research and development expenses. Significant investment in research and development has been, and we believe that it will continue to be, necessary to develop new products and enhance existing products to allow us to further penetrate and expand our geographic markets.

        Sales and marketing and general and administrative expenses consist primarily of salaries, commissions and related expenses for personnel engaged in sales, marketing, customer support and administrative functions, costs associated with advertising, promotional and other marketing activities, tradeshow expenses, legal and auditing expenses, regulatory fees and general corporate expenses. We expect to continue to increase our investment in sales and marketing to allow us to further penetrate and expand our geographic markets and relationships with international distributors and other medical equipment manufacturers.

        We underwent a significant corporate restructuring in the fourth quarter of 1999 and in 2000, when our current management decided to divest the operations of our subsidiary, Radiation Oncology Computer Systems, Inc, or ROCS, which we acquired under previous management in January 1999. As a result of this decision, all revenue and costs related to the ROCS operations in 1999 and 2000 have been reported as discontinued operations. The loss from discontinued operations was $7.0 million in 1999, which included the write-off of all of the then unamortized goodwill of approximately $3.5 million, and $1.2 million in 2000. During 1999, we wrote off an investment of approximately $450,000 that we made in 1996 in one of our former distributors, American Pacific Medical Group, Ltd. In 2000, we wrote off $3.0 million, which we had advanced pursuant to an acquisition agreement with Med-Tec Iowa, Inc. and which advance was in dispute as the acquisition never materialized. In 2003 we settled litigation that we he had initiated against Med-Tec and received $1.25 million from the former owner of Med-Tec which has been recorded as other income.

        In January 1999 we obtained a line of credit with Citicorp Private Bank for up to $10 million which was later increased to $14 million. In December 2000, the debt outstanding on this line of credit (in the amount of approximately $14.2 million, including accrued interest) was purchased from Citicorp by our largest stockholder and members of his family. During 2000, we borrowed an additional approximately $3.8 million from this family group. In consideration of these loans, we issued to this family group approximately 40,102 shares of preferred stock as a fee for these loans. In March 2001 we converted all amounts owed to this family group, approximately $18.3 million, into preferred stock. In March 2001, we also raised approximately $4.7 million in a private placement of additional convertible preferred stock.

        Our net loss available to common stockholders has been increased by the stated value of preferred dividends and accretion charges, which over time increase the carrying amount of our redeemable preferred stock to the amount we would be required to pay if the preferred stock would be redeemed.

Critical Accounting Policies

Revenue Recognition

        We recognize revenues on all of our products only if persuasive evidence of an agreement exists, the contract price is fixed and determinable, collection of the amount due from the customer is deemed probable and all of our significant obligations are satisfied.

        We recognize revenues and related cost of revenues for our software intensive products, CORVUS, PEACOCK and PEREGRINE, at the time of customer acceptance, which normally occurs at installation. Our standard sales contract for these products includes maintenance services for twelve months. Accordingly, we defer and amortize over such twelve-month period recognition of revenue with respect to the portion of the purchase price that we charge when such services are sold separately.

        We recognize revenues and related cost of revenues for hardware intensive products, BAT and MIMiC, upon shipment (when title passes), which precedes customer acceptance. Our standard sales contract for these products includes installation services and a twelve-month warranty period. The performance of installation obligations is perfunctory. We record as a cost of revenues our estimated cost of installation and warranty based upon our historical experience. Because revenues from these products are recognized upon shipment and not upon final customer acceptance, it is possible that if products shipped and recognized into revenue are ultimately not accepted and paid for by the customer, any revenue recognized would have to be reversed in subsequent periods. We have no experience of this occurring. Additionally, because our warranty obligation is based on historical experience, actual expenses could differ from those estimates.

        We recognize revenues from our services agreements monthly on a straight-line basis, over the life of the agreement. Customers who purchase services on a time-and-material basis are billed and revenue is recognized as the service is provided. We believe our terms are similar to those of our competitors.

Research and Development Costs

        Research and development expenses, including software development expenses, are charged to expense when incurred. We have defined technological feasibility for software at the point where the FDA clearance is received and beta testing is completed. As such, we typically incur insignificant amounts of software costs subsequent to technological feasibility.

Stock-Based Compensation

        We have elected to follow Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (APB 25), and related interpretations for our employee stock options. Under APB 25, we did not recognize any compensation expense related to the issuance of employee stock options because the exercise price equaled the market price of the underlying stock at the date of grant. However, in December 2000 we repriced the exercise price of 897,640 outstanding employee and director stock options to $.99 per share, resulting in variable accounting treatment of these grants. This action was taken to retain the personnel talent that we considered necessary to achieve our goals. Changes in the estimated fair value of our stock through the exercise date, or expiration, of the repriced options will result in compensation expense to the extent that the exercise price is exceeded by the fair value of our stock.

        A total of 293,832 of the repriced options remained outstanding as of September 30, 2003. Approximately 367,512 of the options that were exercised were not vested at the time of exercise. Our board of directors permitted these unvested options to be exercised on the condition that the option holders enter into share repurchase agreements that subjected the acquired shares to repurchase by us until such time as the options would have vested. Approximately 182,318 of these restricted shares vested on December 15, 2001 and the remainder these restricted shares vested in August 2002. These shares were also treated on a variable basis with changes in the fair market value of the shares, increasing or decreasing compensation expense through vesting dates.

Income Taxes

        Deferred income taxes are recognized for all temporary differences between tax and financial bases of our assets and liabilities, using the tax laws and statutory rates applicable to the periods in which the differences are expected to affect taxable income. As of December 31, 2002, we had net operating loss carryforwards and federal research tax credit carryforwards available to offset future taxable income in the amounts of $55.8 million and $2.4 million, respectively. Approximately 52% of the net operating loss carryforwards will expire between 2008 and 2012 and 48% between 2018 and 2022, if not utilized. Approximately 34% of the tax credit carryforwards will expire between 2008 and 2012 and 66% between 2018 and 2022, if not utilized. Federal and state tax rules impose substantial restrictions on the utilization of net operating loss and tax credit carryforwards in certain situations where changes occur in the stock ownership of a company. Prior to the consummation of the merger, utilization of our carryforwards is currently estimated to be limited to approximately $1.4 million per year because of past ownership changes, which could effectively cap the amount of carryforwards that we can utilize at approximately one-half the total amount of such carryforwards. A future change in ownership such as the proposed merger, could further limit the utilization of these carryforwards.

        These net operating losses, tax credits and other future net deductible temporary differences result in deferred tax assets of $26.6 million at December 31, 2002. Because of our lack of historic profitability we have provided a valuation allowance that completely eliminates the carrying value of these tax benefits. We will maintain the valuation allowance until we believe that taxable income will be produced on a consistent basis.

Results of Operations

Nine months ended September 30, 2003 and September 30, 2002

        Total Revenues.    Total revenues for the nine months ended September 30, 2003 were $22.8 million compared to $22.9 million for the nine months ended September 30, 2002, a decrease of $0.1 million or 0.4%. The decrease in revenue was the result of reduced sales of our products partially offset by additional service revenues on our increased installed product base. Revenues from product sales decreased to $16.0 million in the nine months ended September 30, 2003 from $17.9 million in the nine months ended September 30, 2002, representing a decrease of $1.9 million, or 10.7%. Approximately 44% of the decrease was attributable to a decrease in unit sales and prices charged for treatment planning systems, approximately 28% of the decrease was attributable to a decrease in unit sales and prices of delivery systems products, and approximately 28% was attributable to a decrease in unit sales and prices of image guided radiation therapy products. The decreased product revenues are attributable to the general economic downturn and increased competition. Revenues from services increased to $6.8 million in the nine months ended September 30, 2003 from $5.0 million in the nine months ended September 30, 2002, representing an increase of $1.8 million, or 36.7%. As a percent of total revenues, revenues from services increased to 29.8% in the nine months ended September 30, 2003 from 21.7% in the nine months ended September 30, 2002, due to increasing revenue from service contracts and upgrades on our continually increasing installed product base.

        Cost of Revenue.    Cost of revenue for the nine months ended September 30, 2003 was $10.9 million compared to $10.7 million for the nine months ended September 30, 2002, an increase of $0.3 million, or 2.6%. As a percent of total revenues, the cost of revenues for the nine months ended September 30, 2003 increased to 48.0% from 46.6% for the nine months ended September 30, 2002. The increase in cost of revenue as a percentage of revenue in the nine months ended September 30, 2003 compared to the same period in 2002 was due in part to a change in the mix of products sold and increased competition resulting in lower average selling prices, as partially offset by the reduction of product cost through improved design and manufacturing assembly methods. Gross profit for the nine months ended September 30, 2003 decreased to $11.8 million from $12.2 million for the nine months ended September 30, 2002, a decrease of $0.4 million, or 3.1%. Gross profit as a percentage of revenues declined to 52.0% for the nine months ended September 30, 2003 from 53.4% for the nine months ended September 30, 2002.

        Research and Development Expenses.    Research and development expenses decreased to $3.5 million for the nine months ended September 30, 2003 from $4.1 million for the nine months ended September 30, 2002, representing a decrease of $0.6 million, or 13.8%. This decrease was primarily attributable to a reduction in headcount and outside professional fees on development efforts completed in 2002 as we strategically focused our product development efforts on treatment planning and image guided radiation therapy systems. As a percent of total revenues, research and development expenses were 15.4% and 17.8% for the nine months ending September 30, 2003 and 2002, respectively.

        Sales and Marketing Expenses.    Sales and marketing expenses were $5.0 million for the nine months ended September 30, 2003, compared to $4.9 million for the nine months ended September 30, 2002, representing an increase of $0.1 million, or 2.4%. This increase resulted primarily from the costs associated with recruiting and hiring of additional personnel in connection with the starting up of international operations in both Europe and the People's Republic of China in the fourth quarter of

2002. As a percent of total revenues, sales and marketing expenses were 22.1% and 21.5% for the nine months ending September 30, 2003 and 2002, respectively.

        General and Administrative Expenses.    General and administrative expenses decreased to $2.6 million for the nine months ended September 30, 2003 from $2.9 million for the nine months ended September 30, 2002, representing a decrease of $0.2 million, or 8.3%. The decrease in expenses was a result of decreases in legal expenses related to patent litigation and third-party reimbursement issues, as partially offset by transaction expenses. As a percent of total revenues, general and administrative expenses were 11.5% and 12.5% for the nine months ending September 30, 2003 and 2002, respectively.

        Stock-based Compensation.    Stock-based compensation in the amount of a $135,000 credit was recorded in the nine months ended September 30, 2002 to reflect an adjustment in the estimated fair market value of our common stock. Stock-based compensation expense in the amount of $1.5 million was recorded in the nine months ended September 30, 2003 to reflect the increase in the estimated fair market value of our common stock related to the outstanding director and employee options that were repriced in December 2000.

        Initial Public Offering and Lease Costs.    Offering and relocation costs of $2.3 million were recorded in the nine months ended September 30, 2003. Approximately $1.5 million of these costs related to our unsuccessful attempt at an initial public offering in 2002 and the remainder relates to the remaining monthly lease payments on our vacated prior facility.

        Interest and Other Income (Expense), Net.    Net interest and other income totalled $1.8 million for the nine months ended September 30, 2003, representing an increase of $1.7 million from the net interest and other income of $57,000 for the nine months ended September 30, 2002. Other income for the nine months ended September 30, 2003 included legal settlements. Interest income results from interest earned on cash and cash equivalents and was $30,000 for the nine months ended September 30, 2003 as compared to $57,000 for the nine months ended September 30, 2002. The decline in interest income was primarily due to a decline in interest rates and lower average balances of cash and cash equivalents.

Years Ended December 31, 2002 and 2001

        Total Revenues.    Total revenues increased to $31.1 million in 2002 from $24.5 million in 2001, representing an increase of $6.6 million, or 27.0%. This increase in revenue was the result of additional sales of all products except treatment planning systems, and additional service revenue in 2002 on an increased installed product base. Revenues from product sales increased to $24.3 million in 2002 compared to $20.0 million in 2001, representing an increase of $4.3 million, or 21.3%. Approximately 82% of the increase was attributable to an increase in sales of delivery systems products and approximately 42% was attributable to an increase in sales of image guided radiation therapy products. These increases were partially offset by a decline in the sales of our treatment planning systems The increased product revenues were attributable to increased sales and marketing efforts, the increased acceptance of both our BAT product and IMRT in the marketplace and the new Medicare reimbursement code for IMRT that became effective in 2002. Revenues from services increased to $6.8 million in 2002 from $4.4 million in 2001, representing an increase of $2.3 million, or 52.1%. As a percent of total revenues, revenues from sales of services increased to 21.8% in 2002 from 18.1% in 2001, due to the proportionately higher increase in overall service revenues.

        Cost of Revenue.    Cost of revenue increased to $14.5 million in 2002 from $11.7 million in 2001, representing an increase of $2.8 million, or 24.0%. As a percent of total revenues, cost of revenues decreased to 46.4% in 2002 from 47.6% in 2001. The decrease in cost of revenues as a percent of revenue in 2002 compared to 2001 was due primarily to the reduction of product cost through improved engineering design and product assembly methods. Gross profit increased to $16.7 million in 2002 from $12.8 million in 2001, representing an increase of $3.9 million, or 29.8%. Gross profit as a percent of revenues increased to 53.6% in 2002 from 52.4% in 2001.

        Research and Development Expenses.    Research and development expenses increased to $5.4 million in 2002 from $4.1 million in 2001, representing an increase of $1.2 million, or 29.8%. This increase was primarily attributable to increases in headcount and related costs associated with the development of all of our product lines. As a percent of total revenues, research and development expenses were 17.3% in 2002 and 16.9% in 2001.

        Sales and Marketing Expenses.    Sales and marketing expenses increased to $6.7 million in 2002, from $4.0 million in 2001, representing an increase of $2.7 million, or 67.2%. This increase was associated with advertising, marketing activities and other spending associated with the launch of our brand imaging campaign and recruiting and hiring of additional personnel, increased travel costs primarily attributable to our growing sales and marketing force. As a percent of total revenues, sales and marketing expenses were 21.4% in 2002 and 16.3% in 2001.

        General and Administrative Expenses.    General and administrative expenses increased to $4.2 million in 2002 from $3.0 million in 2001, representing an increase of $1.2 million or 42.1%. The increase in expenses was a result of increased professional fees associated with our BAT patent and other litigation and additional personnel costs related to increased headcount. As a percent of total revenues, general and administrative expenses increased to 13.5% in 2002 from 12.0% in 2001.

        Stock-based Compensation.    Stock-based compensation expense in the amount of $52,000 was recorded in 2002 as compared to $2.4 million in 2001. The decrease of $2.4 million reflects a reduction in the estimated fair market value of our common stock related to the outstanding director and employee options that were repriced in December 2000.

        Offering and Relocation Costs.    Offering and relocation costs of $2.5 million were recorded 2002. Approximately $1.7 million of these costs related to our unsuccessful attempt at an initial public offering in 2002 and the remainder relates to the remaining monthly lease payments on our vacated Sewickley facility.

        Interest and Other Income (Expense), Net.    Net interest and other income decreased to $71,000 in 2002, from $103,000 in 2001, representing a decrease of $32,000, or 31.0%. Interest income for 2002 decreased due to lower average cash and cash equivalents balances attributable to cash used in operations.

Years Ended December 31, 2001 and 2000

        Total Revenues.    Total revenues increased to $24.5 million in 2001 from $13.4 million in 2000, representing an increase of $11.1 million, or 83.4%. This increase in revenue was the result of additional sales of all products, the introduction and sale of dose calculation product, PEREGRINE, and additional service revenue in 2001 on an increased installed product-base. Revenues from product sales increased to $20.0 million in 2001 compared to $10.8 million in 2000, representing an increase of $9.3 million, or 85.8%. Approximately 59% of the total increase in product sales from 2000 to 2001 was attributable to an increase in sales of our BAT product. Approximately 29% of the total increase was attributable to an increase in sales of our IMRT treatment planning and delivery systems. The remaining increase in product sales was attributable to sales of PEREGRINE. The increased product revenues are attributable to increased sales and marketing efforts, the increased acceptance of both our BAT product and IMRT in the marketplace and the new Medicare reimbursement code for IMRT. Revenues from services increased to $4.5 million in 2001 from $2.6 million in 2000, representing an increase of $1.9 million, or 73.3%. As a percentage of revenues, revenues from sales of services decreased to 18.2% in 2001 from 19.3% in 2000, due to the increase in overall product revenues.

        Cost of Revenues.    Cost of revenue increased to $11.7 million in 2001 from $6.7 million in 2000, representing an increase of $5.0 million, or 73.6%. As a percentage of revenues, the cost of revenues decreased to 47.6% in 2001 from 50.3% in 2000. The decrease in cost of revenue as a percentage of revenue in 2001 compared to 2000 was due primarily to the reduction of product cost through improved engineering design and manufacturing assembly methods.

        Gross Profit.    Gross profit increased to $12.8 million in 2001 from $6.6 million in 2000, representing an increase of $6.2 million, or 93.3%. Gross profit as a percentage of revenues increased to 52.4% in 2001 from 49.7% in 2000. The increase in gross profit margin in 2001 compared to 2000 was due primarily to the reduction of product cost through improved engineering design and manufacturing assembly methods.

        Research and Development Expenses.    Research and development expenses decreased to $4.2 million in 2001 from $4.5 million in 2000, representing a decrease of $0.3 million, or 7.3%. This decrease was primarily attributable to a reduction in the use of outside services in the development of PEREGRINE, partially offset by the hiring of additional personnel and the purchase of materials and supplies used in new product development efforts. As a percent of total revenues, research and development expenses were 16.9% in 2001 and 33.5% in 2000.

        Selling and Marketing Expenses.    Selling and marketing expenses increased to $4.0 million in 2001, from $4.3 million in 2000, representing a decrease of $0.3 million, or 6.3%. This decrease was associated with lower personnel costs. As a percent of total revenues, sales and marketing expenses were 16.3% in 2001 and 31.8% in 2000.

        General and Administrative Expenses.    General and administrative expenses decreased to $3.0 million in 2001 from $3.3 million in 2000, representing a decrease of $0.3 million or 10.5%. The decrease in expenses was a result of a reduction in personnel costs related to a reorganization and related expenses and a reduction in bad debt expense, partially offset by increased legal costs associated with patent infringement lawsuits we initiated. As a percent of total revenues, general and administrative expenses decreased to 12.0% in 2001 from 24.7% in 2000.

        Stock-based Compensation.    In 2001, stock-based compensation expense in the amount of $2.4 million was recorded to reflect the vested portion of the excess fair market price of our common stock over the exercise price of the outstanding director and employee options that were repriced in December 2000.

        Interest and Other Income (Expense), Net.    Net interest and other income of $0.1 million in 2001 increased $5.1 million from net interest and other expense of $5.0 million in 2000, which included a $3.0 million write-off related to the aborted acquisition of Med-Tec. Interest income results from interest earned on cash and cash equivalents, while interest expense is associated with borrowings under lines of credit and capital lease obligations. Interest income for 2001 increased due to higher average cash and cash equivalents balances, resulting from the net proceeds of a private equity offering completed in March 2001. Interest expense for 2000 resulted from borrowings under our bank line of credit.

        Provision for Income Taxes.    For the year ended December 31, 2001 we had net operating loss carryforwards sufficient to offset our taxable income, and for the year ended December 31, 2000, we incurred a net operating loss. Accordingly, we did not pay any federal or state income taxes in either 2001 or 2000. We have not recorded a benefit from our net operating loss carryforwards because it is not certain that we will have sufficient income from future operations to realize the carryforwards prior to their expiration. Accordingly, we have established a valuation allowance against the deferred tax asset arising from the carryforwards.

Liquidity and Capital Resources

        Since our inception, we have financed our operations primarily through a combination of revenues from operations and private placements of common stock and convertible preferred stock. To conserve cash, we have also settled certain obligations with equity instruments. During 2001 and 2000 we issued preferred and common stock with an estimated fair market value of $65,000 and $955,000, respectively, to pay interest and financing expenses and a litigation settlement. Since that time we have not settled any obligations with equity instruments. Through September 30, 2003, issuances of our common stock and convertible preferred stock had resulted, in the aggregate, in net proceeds of approximately $72.4 million. We have also financed our operations through loans from banks, including Citicorp Private bank, and from our chairman and largest stockholder, John A. Friede, and members of his family. All of these loans have been repaid or converted into common stock or preferred stock. The interest rates charged on these borrowings ranged between 9.5% and 14% per annum from 1999 to 2001. In addition, we issued approximately 40,102 shares of preferred stock to Mr. Friede as consideration for direct loans he or members of his family made to us. As of December 31, 2000, December 31, 2001, December 31, 2002 and September 30, 2003 we had cash and cash equivalents of $0.7 million, $6.0 million, $3.3 million and $3.7 million, respectively. We currently have a working capital line of credit with National City Bank of Pennsylvania in the amount of $2 million. We have not borrowed any amounts against this line of credit.

        Net cash of approximately $1.5 million was provided by operating activities in the nine months ended September 30, 2003. Net cash used in operating activities was approximately $923,000 in the nine months ended September 30, 2002. Net cash used in operating activities was approximately $2.3 million for the year ended December 31, 2002. Net cash provided by operating activities was $831,000 in 2001. Net cash used in operating activities was approximately $6.5 million for the year ended December 31, 2000. For these periods, net cash used in or provided by operating activities resulted primarily from net losses or income, excluding non-cash charges.

        Net cash used in investing activities was approximately $1.2 million and $406,000 in the nine months ended September 30, 2003 and September 30, 2002, respectively. Net cash used in investing activities was approximately $516,000, $699,000 and $209,000, for the years ended December 31, 2002, 2001 and 2000, respectively. Investments in 1999 relate to the purchase of ROCS and a prepayment we were required to make in connection with the aborted acquisition of Med-Tec, which required us to issue a prepayment, the refund of which became the subject of a lawsuit that we initiated. This lawsuit was settled in 2003 and as part of the settlement agreement we received a cash payment of $1.25 million which was then recorded in other income. Investments in 2002, 2001 and 2000 related to normal capital expenditures.

        Net cash provided by financing activities was approximately $95,000 and $88,000 in the nine months ended September 30, 2003 and September 30, 2002, respectively. Net cash provided by financing activities was approximately $90,000, $5.2 million and $6.8 million for the year ended December 31, 2002, 2001 and 2000, respectively. These financing activities consisted of proceeds from stock issuances and proceeds from issuance of short and long-term debt. Net proceeds from stock issuances were approximately $90,000, $5.2 million, $1.0 million and $8.0 million for the years ended December 31, 2002, 2001, 2000 and 1999, respectively. Net proceeds from issuances of short and long-term debt were $5.8 million in 2000 and $6.8 million in 1999. There were no issuances of short or long-term debt in 2002 or 2001.

Contractual Obligations

        NOMOS has contractual financial obligations consisting primarily of non-cancelable operating leases. The composition and nature of these obligations and commitments have not changed materially since December 31, 2002.

        The following table summarizes significant contractual obligations of NOMOS as of September 30, 2003:

		Payments Due by Period
Contractual Obligations	Total	Less Than 1 Year	1-3 Years	4-5 Years	After 5 Years
Operating Leases	$5,407,117	$682,345	$1,691,227	$957,670	$2,075,875

Quantitative and Qualitative Discussion of Market Risk

        Although we transact our business in U.S. dollars, future fluctuations in the value of the U.S. dollar may affect the price competitiveness of our products, particularly if we accelerate sales internationally. However, we do not believe that we currently have any significant direct foreign currency exchange rate risk and have not hedged exposures denominated in foreign currencies or any other derivative financial instruments.

        The primary objective of our investment activities is to preserve principal while at the same time maximizing the income we receive from our invested cash without significantly increasing risk of loss. As of September 30, 2003, our cash and cash equivalents consisted primarily of money market funds maintained at one major U.S. financial institution. The recorded carrying amounts of cash and cash equivalents approximate fair value due to their short-term maturities. We do not believe that an increase in market rates would have any significant negative impact on the realized value of our investments.

        NOMOS believes that cash flow from operations, cash balances and cash available under its line of credit will be sufficient to meet its commitments in 2003.

Inflation

        The impact of inflation on our business has not been material for the nine month period ended September 30, 2003 or for the fiscal years ended December 31, 2002, 2001 and 2000.

Recently Issued Accounting Pronouncements

        In June 2001, the Financial Accounting Standards Board, or FASB, issued Statement No. 141, Business Combinations, and Statement No. 142, Goodwill and other Intangible Assets. We began to apply the new rules on accounting for goodwill and other intangible assets beginning in the first quarter of 2002 for any prospective acquisitions. Application of the nonamortization provisions of the statement has not had any impact on net income in 2003 or 2002 compared to 2001 because we had no goodwill as of September 30, 2003, December 31, 2002 or December 31, 2001.

        In August 2001, the FASB issued Statement of Financial Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, which supersedes SFAS No. 121 and provides a single accounting model for the disposition of long-lived assets. The new rules significantly change what would have to be met to classify an asset as held for sale. In addition, more dispositions will qualify for discontinued operations treatment in the income statement as the criteria for discontinued operations presentation is changed to a component of the business rather than a segment of the business. We were required to apply SFAS No. 144 as of January 1, 2002. The new rules did not have a significant impact on our financial statements.

        FASB Statement No. 146, Accounting for Costs Associated with Exit or Disposal Activities, addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies EITF Issue No. 94-3. The principal difference between FASB 146 and Issue 94-3 relates to FASB 146's requirements for recognition of a liability for a cost associated with an exit or disposal activity. FASB 146 requires that the cost associated with an exit or disposal activity be recognized when the liability is incurred. In addition, FASB stated that an entity's commitment to a plan, by itself, does not create an obligation that meets the definition of a liability. Therefore, this Statement eliminates the definition and requirements for recognition of exit costs in Issue 94-3. This Statement also establishes that fair value is the objective for initial measurement of the liability. FASB 146 became effective for NOMOS on January 1, 2003 and may impact certain restructuring activities from that date forward.

        FASB Statement No. 148, Accounting for Stock-Based Compensation-Transition and Disclosure, amends FASB Statement No. 123, Accounting for Stock-Based Compensation, to provide alternative methods of transition for an entity that voluntarily changes to the fair value-based method of accounting for stock-based compensation. It also amends the disclosure provision of that Statement to require prominent disclosure abut the effects on reported net income of an entity's accounting policy decisions with respect to stock-based compensation. Finally, the Statement amends APB Opinion No. 28, Interim Financial Reporting, to require disclosure about those effects in interim financial information. NOMOS has adopted the disclosure requirements of FASB No. 148. The provisions of the FASB Statement became effective for NOMOS on January 1, 2002.

        In January 2003, the FASB issued FASB Interpretation No. 46, Consolidation of Variable Interest Entities, to expand upon and strengthen existing accounting guidance that addresses when a company should include in its financial statements the assets, liabilities and activities of variable interest entities, including special-purpose entities or off-balance sheet structures. The consolidation requirements of FIN No. 46 apply immediately to variable interest entities created after January 31, 2003. The consolidation requirements apply to older entities (formed or relationships established prior to January 31, 2003) in the first fiscal year or interim period ending after December 15, 2003. Certain of the disclosure requirements apply in all financial statements issued after January 31, 2003, regardless of when the variable interest entity was established. NOMOS believes the impact of FIN No. 46 on its financial position and results of operations will not be material, but NOMOS will continue to evaluate the impact of FIN No. 46.

        In May 2003, the FASB issued Statement of Financial Accounting Standards No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. This statement affects an issuer's accounting for three types of freestanding financial statements: mandatorily redeemable shares, put and forward purchase contracts that require the issuer to buy back some of its shares in exchange for cash or other assets and certain obligations that can be settled in shares. This statement is effective for all financial instruments entered into or modified after May 31, 2003 and otherwise effective for all public companies at the beginning of the first interim period beginning after June 15, 2003. As a result of the characteristics of NOMOS' preferred stock, NOMOS' management believes the impact of adopting FASB No. 150 will not be material to NOMOS' financial statements.

Stockholder Matters

        The capital stock of NOMOS is not publicly traded, and no market value information on its capital stock is available. NOMOS has never declared or paid cash dividends on its capital stock and does not intend paying cash dividends in the foreseeable future. The merger agreement prohibits NOMOS from declaring or paying a dividend on its capital stock prior to the closing of the merger.

        As of the close of business on November 1, 2003, there were:

  •
  3,631,997 shares of NOMOS common stock outstanding and entitled to vote held by 280 stockholders of record;

  •
  374,748 shares of series A preferred stock outstanding and entitled to vote held by 34 stockholders of record;

  •
  1,861,909 shares of series B preferred stock outstanding and entitled to vote held by five stockholders of record; and

  •
  1,336,152 shares of series C preferred stock outstanding and entitled to vote held by eight stockholders of record.

Beneficial Ownership of Capital Stock of NOMOS

        The following table sets forth information as of November 3, 2003 with respect to the beneficial ownership of NOMOS' (i) common stock, (ii) series A preferred stock, (iii) series B preferred stock and (iv) series C preferred stock by:

  •
  each person who is known by NOMOS to own beneficially more than 5% of the outstanding shares of any such class or series of NOMOS' capital stock (other than NASI or NOMOS pursuant to voting agreements described elsewhere in this joint proxy statement/prospectus);

  •
  each director of NOMOS;

  •
  the chief executive officer of NOMOS and each of the five other most highly compensated executive officers of NOMOS; and

  •
  all executive officers and directors of NOMOS as a group.

        The table is based on: 3,631,997 shares of common stock outstanding as of November 3, 2003; 374,748 shares of series A preferred stock outstanding as of November 3, 2003; 1,861,909 shares of series B preferred stock outstanding as of November 3, 2003; and 1,336,152 shares of series C preferred stock outstanding as of November 3, 2003. As of November 3, 2003, each share of series B preferred stock and series C preferred stock was convertible into one share of common stock, and each share of series A preferred stock was convertible into 1.3605 shares of common stock.

        Unless otherwise indicated in the footnotes to the table, each person named has sole voting power and sole investment power with respect to the shares included in the table. Shares of NOMOS common stock subject to options or warrants, which are currently exercisable or exercisable within 60 days of November 3, 2003, are deemed outstanding for computing the percentages of the person holding such options or warrants but are not deemed outstanding for computing the percentages of any other person. If the merger is consummated, all outstanding unvested options to purchase NOMOS common stock held by current directors and employees will immediately vest.

        Unless otherwise indicated, the address of each of the individuals listed in the table is c/o NOMOS Corporation, 200 West Kensinger Drive, Suite 100, Cranberry Township, PA 16066.

					Percentage of Shares Beneficially Owned
			Number of Shares Underlying Options and Warrants Beneficially Owned(9)
Name of Beneficial Owner	Number of Shares Beneficially Owned(1)				Before Merger(18)	After Merger(19)
John W. Manzetti	418,711		418,711	(10)	5.40%	2.34%
John A. Friede	3,259,364	(2)	164,975	(11)	43.43%	15.77%
William W. Wells	263,807		263,807	(12)	3.47%	1.49%
David J. Haffner	60,761		60,761	(13)	*	*
Joseph M. Argyros	86,142		86,142	(14)	1.16%	*
Frederick L. Marroni	60,761		60,761	(15)	*	*
Francis Dobscha	27,881		27,881	(16)	*	*
John L. Cassis(3)	1,036,027	(4)	—		14.12%	4.42%
Paul A. Brooke	50,761		—		*	*
Andrew A. Giordano	70,050		59,898	(17)	*	*
Preston Tsao	56,177		55,837	(17)	*	*
Zesiger Capital Group, LLC(5)	605,355	(6)	—		8.25%	3.46%
Sanders Morris Harris(7)	852,792	(8)	—		11.62%	1.86%
All executive officers and Directors as a group (11 persons)	5,390,542		1,033,798		64.37%

*
Less than 1%.

(1)
The shares listed in this column include all common stock, series A preferred stock, series B preferred stock and series C preferred stock beneficially owned by such person, as more fully described in the footnotes below, as well as the shares listed in the next column. The amounts set forth in this column assume the conversion of all shares of series A preferred stock, series B preferred stock, series C preferred stock and stock options into shares of NOMOS common stock.

(2)
This number represents 1,558,797 shares of NOMOS common stock, 40,101 shares of NOMOS series A preferred stock, 1,481,035 shares of NOMOS series B preferred stock and 164,975 shares of NOMOS common stock underlying stock options.

(3)
These shares are owned by one or more of Cross Atlantic Partners, Inc., Cross Atlantic Partners I, K/S, Cross Atlantic Partners II, Cross Atlantic Partners III, Cross Atlantic Partners IV, K/S and Nordea Bank of Danmark A/S. Mr. Cassis has voting and investment control of the shares held by these entities. Mr. Cassis disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein.

(4)
This number represents 368,019 shares of NOMOS common stock, 177,665 shares of NOMOS series A preferred stock and 426,395 shares of NOMOS series C preferred stock.

(5)
These shares are owned by clients of Zesiger Capital Group, LLC, an investment advisor registered with the Securities and Exchange Commission under the Investment Advisors Act of 1940, as amended. Zesiger Capital Group has voting and investment control over these shares pursuant to powers of attorney granted by its clients and, as a result, may be deemed to beneficially own these shares. Zesiger Capital Group disclaims beneficial ownership over these shares.

(6)
This number represents 398,173 shares of NOMOS common stock and 152,284 shares of NOMOS series A preferred stock.

(7)
These shares are owned of record by one or more of Corporate Opportunities Fund, L.P., Corporate Opportunities Fund (Institutional), L.P. and SMH NOMOS, LLC. Sanders Morris Harris has voting and investment control over these entities and the shares owned by them. As a result of this voting and investment control, Sanders Morris Harris is deemed to beneficially own these shares. Sanders Morris Harris is a wholly-owned subsidiary of Sanders Morris Harris Group.

(8)
This number represents 852,792 shares of NOMOS series C preferred stock.

(9)
The amounts listed in this column represent the number of shares of common stock underlying options or warrants that were exercisable as of, or within 60 days of, November 3, 2003.

(10)
304,569 of these shares underlie stock options that are exercisable at $0.99 per share, 76,142 of these shares underlie stock options that are exercisable at $3.94 per share and 38,000 of these shares underlie stock options that are exercisable at $1.00 per share.

(11)
63,452 of these shares underlie stock options that are exercisable at $3.94 per share and 101,523 of these shares underlie stock options that are exercisable at $19.70 per share.

(12)
203,046 of these shares underlie stock options that are exercisable at $0.99 per share, 50,761 of these shares underlie stock options that are exercisable at $3.94 per share and 10,000 of these shares underlie stock options that are exercisable at $1.00 per share.

(13)
50,761 of these shares underlie stock options that are exercisable at $3.94 per share and 10,000 of these shares underlie stock options that are exercisable at $1.00 per share.

(14)
50,761 of these shares underlie stock options that are exercisable at $0.99 per share, 25,381 of these shares underlie stock options that are exercisable at $3.94 per share and 10,000 of these shares underlie stock options that are exercisable at $1.00 per share.

(15)
50,761 of these shares underlie stock options that are exercisable at $0.99 per share and 10,000 of these shares underlie stock options that are exercisable at $1.00 per share.

(16)
7,614 of these shares underlie stock options that are exercisable at $0.99 per share, 2,500 of these shares underlie stock options that are exercisable at $1.00 per share and 17,767 of these shares underlie stock options that are exercisable at $3.94 per share.

(17)
These shares underlie stock options that are exercisable at $0.99 per share.

(18)
The percentages listed in this column are based on an as-converted-to-common stock basis, assuming the conversion of each share of series B preferred stock and series C preferred stock into one share of common stock, and the conversion of each share of series A preferred stock into 1.3605 shares of common stock.

(19)
The percentages listed in this column are based on the sum of (A) 10,298,241 shares of NASI common stock outstanding as of November 11, 2003 and (B) the number of shares of NASI common stock acquirable upon consummation of the merger with respect to each class or series of NOMOS capital stock as follows: (i) each share of NOMOS common stock issued and outstanding immediately prior to the effective time of the merger is converted into 0.891 shares of NASI common stock, (ii) each share of NOMOS series A preferred stock issued and outstanding immediately prior to the effective time is converted into approximately 1.212 shares of NASI common stock, (iii) each share of NOMOS series B preferred stock issued and outstanding immediately prior to the effective time of the merger is converted into 0.603 shares of NASI common stock and (iv) each share of NOMOS series C preferred stock outstanding immediately prior to the effective time of the merger is converted into 0.340 shares of NASI common stock.

Management of NOMOS and the Executive Officers and Directors of NOMOS Joining NASI

Directors and Executive Officers of NOMOS

        Set forth below are the names of NOMOS' current directors and executive officers who are expected to continue to serve as either directors or executive officers of NASI after the merger, their ages, their offices in NOMOS, if any, their principal occupations or employment for the past five years, the length of their tenure as directors and executive officers and the names of other public companies in which they hold directorships.

Name	Age	Position(s)
John A. Friede	65	Chairman of the Board and Director
John W. Manzetti	56	President, Chief Executive Officer and Director

        John A. Friede co-founded NOMOS with Dr. Mark Carol in 1979 and has served as chairman of the board of directors and a director since NOMOS' inception. Mr. Friede is also an employee of NOMOS. From November 1999 to December 2000, Mr. Friede served as NOMOS' president, and from November 1999 to October 2001, he also served as NOMOS' chief executive officer. Prior to joining NOMOS, Mr. Friede managed, and continues to manage, his own private investment portfolio in medical technology and other venture capital fields. Mr. Friede holds a B.A. in History from Dartmouth College and an M.B.A. from the Harvard University Graduate School of Business Administration. Mr. Friede is currently the chairman of the board of directors of Milkhaus Laboratory, Inc., a privately held company.

        John W. Manzetti has served as NOMOS' chief executive officer since October 2001 and as president since December 2000. From December 2000 to October 2001, Mr. Manzetti also served as NOMOS' chief operating officer. From the time he joined NOMOS in May 1999 until December 2000, Mr. Manzetti served as NOMOS executive vice president and chief financial officer. He has been a member of NOMOS' board of directors since December 2000. Prior to joining NOMOS, from 1988 to 1999, Mr. Manzetti served as executive vice president and chief financial officer at Carnegie Group, Inc., a public company that was acquired by Logica PLC in November 1998. Mr. Manzetti also was a director, secretary and treasurer of Carnegie Group. Mr. Manzetti holds a B.S.B.A. from Geneva College and an M.B.A. from the University of Akron.

Summary Compensation Table

        The following table sets forth all compensation earned, including salary, bonuses, stock options and other compensation, during the fiscal year ended December 31, 2002 by John W. Manzetti, NOMOS' president and chief executive officer. This information is being provided with respect to Mr. Manzetti because he is both (1) one of NOMOS' executive officers and (2) expected to serve as an executive officer and director of NASI.

				Long-Term Compensation
	Annual Compensation
Name and Principal Position			Restricted Stock Awards	Securities Underlying Options/SARS	All Other Compensation
	Salary	Bonus
John W. Manzetti President and Chief Executive Officer(1)	$300,000	$50,000	—	—	$6,245	(1)

(1)
Of this, $360 represents insurance premiums we paid under a life insurance policy for the benefit of Mr. Manzetti, which is provided to all our employees. The remaining $5,885 represents our contribution to the NOMOS 401(k) plan on behalf of Mr. Manzetti.

Option Grants in Last Fiscal Year

        The following table summarizes the stock options granted to the NOMOS executive officer named in the above summary compensation table during the fiscal year ended December 31, 2002. The table includes the potential realizable value over the 10-year term of the options, based on assumed rates of stock appreciation of 5% and 10%, compounded annually. Potential realizable value is based upon the fair market value of our common stock on the grant date of the options as determined by our board of directors.

Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation
Individual Grants
Percent of Total Options Granted to Employees in Fiscal Year 2002
Number of Securities Underlying Options Granted
Name			Exercise Price Per Share	Expiration Date	5% ($)	10% ($)
John W. Manzetti	—	N/A	N/A	N/A	N/A	N/A

Aggregate Option Exercises in Last Fiscal Year and Option Values at December 31, 2002

        The following table provides information concerning exercises of options by each of NOMOS' executive officers named in the above summary compensation table in 2002 and the number and value of unexercised options held by such executive officers at December 31, 2002.

			Number of Securities Underlying Unexercised Options at December 31, 2002
						Value of Unexercised in-the-Money Options at December 31, 2002(1)
Name	Shares Acquired on Exercise	Value Realized
			Exercisable		Unexercisable	Exercisable	Unexercisable
John W. Manzetti	—	—	380,711	(2)	—	$1,789,342	—

(1)
The value of unexercised in-the-money options held at December 31, 2002 represents the total gain which an option holder would realize if he or she exercised all of the in-the-money options held at December 31, 2002, and is determined by multiplying the number of shares of common stock underlying the options by the difference between an assumed fair market value of $6.28 per share and the per share option exercise price. The assumed fair market value is based on (i) $7.05, the closing sales price of NASI common stock on the Nasdaq National Market on October 24, 2003, the last trading day before the signing and announcement of the merger agreement, multiplied by (ii) 0.891, the exchange ratio at which each share of outstanding NOMOS common stock will be converted into NASI common stock in the merger.

(2)
304,569 of these options are exercisable at $0.99 per share. The remaining 76,142 options are exercisable at $3.94 per share.

Director Compensation

        NOMOS pays each of its non-employee board members an annual retainer of $5,000, as well as $2,500 for each meeting attended in person and $1,000 for each meeting attended by phone. NOMOS also reimburses its board members for customary travel and similar expenses. NOMOS has granted options to all of its board members, including its non-employee directors. All of NOMOS' directors are eligible to participate in NOMOS' stock option plan. Any unvested stock options of current directors will immediately vest and become exercisable upon the consummation of the merger.

Employment Contracts, Termination of Employment and Change-In-Control Arrangements

        Below is a summary of NOMOS' employment agreements with persons who are both (1) an executive officer or director of NOMOS and (2) expected to serve as an executive officer or director of NASI following the merger.

        NOMOS is party to a letter agreement dated February 11, 2002 with John A. Friede, NOMOS' chairman of the board of directors and largest stockholder, which agreement provides that if NOMOS terminates his employment without cause (as defined in the letter agreement), he will receive continued

payment of his base salary, which is currently $180,000 per year, and health benefits for twelve months after the termination date. Except for this obligation, Mr. Friede's employment can be terminated by NOMOS at any time. Mr. Friede's employment agreement does not specifically describe his duties. NOMOS classifies Mr. Friede as a full time employee. His principal duties are to provide advisory services, such as strategic planning with respect to new technology, on an as-needed basis under the direction of our chief executive officer.

        NOMOS is party to a letter agreement dated June 18, 2003 with John W. Manzetti, its president and chief executive officer. This agreement provides that if Mr. Manzetti's employment is terminated other than (1) because of death or disability, (2) by NOMOS for cause (as defined in the letter agreement), or (3) by Mr. Manzetti without good reason (as defined in the letter agreement), he will receive a severance payment equal to twice his annual base salary, which is currently $300,000 per year, along with twenty four months of health care benefits at NOMOS' expense. Except for this obligation, Mr. Manzetti's employment can be terminated by NOMOS at any time. In addition, this agreement provides that in the event of a change in control of NOMOS (which would include the proposed merger with NASI) all stock options held by Mr. Manzetti would automatically become 100% vested. It is contemplated that Mr. Manzetti and NASI will enter into a new employment agreement on or prior to the consummation of the merger, which will supersede his existing agreement with NOMOS. The terms of this employment agreement, as currently contemplated, are described in "Interests of Certain Persons in the Merger" beginning on page [    ].

Compensation Committee Interlocks

        John A. Friede, NOMOS' chairman of the board of directors and its largest stockholder, and John W. Manzetti, NOMOS' president and chief executive officer, are the only NOMOS directors and executive officers who are expected to serve as directors or officers of NASI. Neither Mr. Friede nor Mr. Manzetti serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of either NOMOS' board of directors or compensation committee or NASI's board of directors or compensation and organization committee.

Certain Relationships and Related Transactions of NOMOS

        In February 2001, one of NOMOS stockholders entered into an agreement with John A. Friede which granted that stockholder the right to cause Mr. Friede to purchase certain shares owned by that stockholder at various intervals at predetermined values. The excess of the purchase price over the related estimated fair value of the stock has been treated as an expense to NOMOS. In connection with his purchase of approximately 30,456 of such shares in May 2003, and upon approval of NOMOS' board of directors, NOMOS loaned to Mr. Friede certain funds, which loan was evidenced by a promissory note in the principal amount of $287,160. This loan is unsecured and accrues interest at a base rate plus 0.5%, with the base rate equal to the greater of (i) the Federal funds rate (as determined by the National City Bank of Pennsylvania) plus 0.5%, or (ii) the prime rate (as announced by the National City Bank of Pennsylvania). NOMOS intends to forgive this loan immediately prior to the consummation of the merger.

OPINIONS OF FINANCIAL ADVISORS

Opinion of NASI's Financial Advisor—Bear, Stearns & Co. Inc.

        At a meeting of NASI's board of directors held on October 25, 2003, at which the NASI board of directors considered and approved the merger agreement and the merger, Bear Stearns rendered its oral opinion (which was subsequently confirmed in a written opinion, dated as of October 25, 2003) that, as of such date and based upon and subject to the matters reviewed with NASI's board of directors and the assumptions and limitations contained in the Bear Stearns opinion, the aggregate amount of shares to be issued and cash to be paid to holders of capital stock of NOMOS (the "Merger Consideration") is fair to NASI from a financial point of view.

        The full text of the Bear Stearns opinion is attached hereto as Annex H. The description of the Bear Stearns opinion set forth herein is qualified in its entirety by reference to the full text of the Bear Stearns opinion set forth in Annex H. NASI stockholders are urged to read the Bear Stearns opinion in its entirety for a description of the procedures followed, assumptions made, matters considered and qualifications and limitations on the review undertaken by Bear Stearns in connection therewith. The Bear Stearns opinion is subject to the assumptions and conditions contained therein and is necessarily based on economic, market and other conditions and the information made available to Bear Stearns, including information with respect to the number and related terms of options, warrants, shares of preferred stock and shares of common stock currently outstanding for both NASI and NOMOS, as of the date of the Bear Stearns opinion. Bear Stearns assumes no responsibility for updating or revising its opinion based on circumstances or events occurring after the date of the Bear Stearns opinion. The Bear Stearns opinion is intended for the benefit and use of the board of directors of NASI in connection with its consideration of the merger and does not constitute a recommendation to the board of directors of NASI or any holders of NASI common stock as to how to vote in connection with the merger. The Bear Stearns opinion did not address NASI's underlying decision to pursue the merger, the relative merits of the merger as compared to any alternative business strategies that might have existed for NASI or the effects of any other transaction in which NASI might have engaged.

        In the course of performing their review and analyses for rendering their opinion, Bear Stearns:

  •
  reviewed a draft of the merger agreement and voting agreement in substantially final form;

  •
  reviewed NOMOS' audited consolidated financial statements for the years ended December 31, 2000 through 2002 and the Post-Effective Amendment No. 1 to the Registration Statement on Form S-1 as filed by NOMOS with the Securities and Exchange Commission on June 28, 2002;

  •
  reviewed NOMOS' unaudited consolidated quarterly financial statements for the periods ended March 31, June 30 and September 30, 2003 as provided by NOMOS management;

  •
  reviewed certain operating and financial information relating to NOMOS' business and prospects, including projections for the five years ended December 31, 2008, all as prepared and provided to Bear Stearns by NOMOS' management (the "NOMOS Projections") and as adjusted by NASI's management (the "Adjusted NOMOS Projections");

  •
  met with certain members of NOMOS' senior management to discuss NOMOS' business, operations, historical financial results, future prospects and the NOMOS Projections;

  •
  reviewed NASI's Annual Reports to Stockholders and Annual Reports on Form 10-K for the fiscal years ended October 31, 2000 through 2002, NASI's Quarterly Reports on Form 10-Q for the periods ended January 31, April 30 and July 31, 2003 and NASI's Reports on Form 8-K during the three years ended the date hereof;

  •
  reviewed certain operating and financial information relating to NASI's business and prospects, including projections for the five years ended October 31, 2008 and the expected future performance of NASI's Apomate™ product candidate assuming commercial launch, all as prepared and provided to Bear Stearns by NASI's management (the "NASI Projections");

  •
  reviewed certain estimates of cost savings and other combination benefits expected to result from the merger, prepared and provided to Bear Stearns by NASI's management (the "Potential Synergies");

  •
  met with certain members of NASI's senior management to discuss NASI's business, operations, historical financial results and future prospects, the NASI Projections, the NOMOS Projections, the Adjusted NOMOS Projections and the Potential Synergies;

  •
  reviewed the historical prices, trading multiples and trading volume of the shares of NASI common stock;

  •
  reviewed publicly available financial data, stock market performance data and trading multiples of companies which Bear Stearns deemed generally comparable to NASI and NOMOS;

  •
  reviewed the terms of recent mergers and acquisitions of companies which Bear Stearns deemed generally comparable to NOMOS and the merger;

  •
  performed discounted cash flow analyses based on the NASI Projections, the Adjusted NOMOS Projections and the pro forma combined projections of NASI and NOMOS including and excluding the Potential Synergies;

  •
  reviewed pro forma financial results for the years ending October 31, 2004 through October 31, 2008 and the financial condition and capitalization of NASI giving effect to the merger; and

  •
  conducted such other studies, analyses, inquiries and investigations as Bear Stearns deemed appropriate.

        Bear Stearns relied upon and assumed, without independent verification, the accuracy and completeness of the financial and other information provided by NASI and NOMOS, including, without limitation, the NASI Projections, the Adjusted NOMOS Projections and the Potential Synergies. With respect to the NASI Projections and the Adjusted NOMOS Projections, Bear Stearns relied on representations that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the senior management of NASI as to the expected future performance of NASI and NOMOS. With respect to the Potential Synergies, Bear Stearns relied on representations of NASI that they have been reasonably prepared based on the best currently available estimates and judgments of the senior management of NASI as to the benefits expected to result from the merger. Bear Stearns did not assume any responsibility for the independent verification of any such information or of the NASI Projections, the Adjusted NOMOS Projections and the Potential Synergies provided to Bear Stearns, and Bear Stearns further relied upon the assurances of the senior management of NASI that they are unaware of any facts that would make such information, the NASI Projections, the Adjusted NOMOS Projections and the Potential Synergies provided to Bear Stearns incomplete or misleading. In addition, Bear Stearns has not assumed any responsibility for the independent verification of any such information or of the NOMOS Projections provided to Bear Stearns, and Bear Stearns further relied upon the assurances of the senior management of NOMOS that they are unaware of any facts that would make the information or the NOMOS Projections provided to Bear Stearns incomplete or misleading.

        In arriving at their opinion, Bear Stearns did not perform or obtain any independent appraisal of the assets or liabilities (contingent or otherwise) of NASI or NOMOS, nor was Bear Stearns furnished with any such appraisals. Bear Stearns assumed that the merger will qualify as a tax-free "reorganization" within the meaning of Section 368(a) of the Internal Revenue Code. Bear Stearns also assumed that the merger would be consummated in a timely manner and in accordance with the terms of the merger agreement without any limitations, restrictions, conditions, amendments or modifications, regulatory or otherwise, that collectively would have a material effect on NASI or NOMOS.

        Bear Stearns did not express any opinion as to the price or range of prices at which the NASI common stock may trade subsequent to the announcement of the merger or as to the price or range of prices at which the NASI common stock may trade subsequent to the consummation of the merger.

        Bear Stearns acted as financial advisor to NASI in connection with the merger, and will receive a customary fee for such services, a substantial portion of which is contingent on successful consummation of the merger. In the ordinary course of business, Bear Stearns and its affiliates may actively trade the equity of NASI for their own account and for the account of their customers and, accordingly, may at any time hold a long or short position in such securities.

Summary of Financial Analyses

        The following is a summary of the material financial analyses performed by Bear Stearns in connection with the rendering of their fairness opinion to the NASI board of directors. To the extent that the financial analyses set forth below make assumptions about NASI's business without the Apomate product program, such assumptions have been made because there is no assurance that such products will achieve market acceptance or compete successfully against other similar diagnostic products.

        Some of the financial analyses summarized below include information presented in tabular format. In order to understand fully Bear Stearns' financial analyses, the tables must be read together with the text of the summary. The tables alone are not a complete description of the financial analyses. Considering the tables alone could create a misleading or incomplete view of Bear Stearns' financial analyses.

        Valuation of Estimated Cost Savings.    Bear Stearns performed a discounted cash flow analysis of the estimated cost savings expected to result from the merger. In valuing the estimated cost savings, Bear Stearns used illustrative discount rates ranging from 13% to 15%, illustrative perpetual growth rates of 2% to 4% and assumed realization of 100%, 75% and 50% of estimated cost savings expected to result in the merger.

        The following table illustrates the implied value of the estimated cost savings expected to result from the merger based on the Bear Stearns analyses:

Valuation of Estimated Cost Savings

Growth Rates
	Discount Rate	2.0%	3.0%	4.0%
($ in millions)
100% of Estimated Cost Savings Achieved	13.0 14.0 15.0%	$8.9 8.1 7.4	$9.7 8.7 7.9	$10.7 9.6 8.6
75% of Estimated Cost Savings Achieved	13.0 14.0 15.0%	$6.7 6.0 5.5	$7.3 6.6 5.9	$8.1 7.2 6.4
50% of Estimated Cost Savings Achieved	13.0 14.0 15.0%	$4.4 4.0 3.7	$4.9 4.4 4.0	$5.4 4.8 4.3

        Discounted Cash Flow Analysis.    Based on cash flow projections for NASI and NOMOS as prepared by NASI and the estimated cost savings expected to result in the merger prepared by the management of NASI, Bear Stearns performed a discounted cash flow analysis to assist the NASI board of directors in valuing NASI, NOMOS and the pro forma combined company.

        Bear Stearns performed discounted cash flow analysis assuming:

  •
  for NASI's business excluding the Apomate™ product program, a range of illustrative discount rates of 12.0% to 16.0% and a range of terminal earnings before interest, taxes depreciation and amortization ("EBITDA") multiples (based on 2008 EBITDA) of 6.0x to 8.0x;

  •
  for NASI's Apomate™ product program, all development costs were discounted at 14.0% while positive cash flows were discounted at a range of illustrative discount rates over different stages of the product life cycle as shown below:

Assumed Discount Rates for Apomate™ Product Program Positive Cash Flows

	Development Stage	Growth Stage	Maturity/ Decline Stage
Low	27.5%	16.0%	13.0%
Mid	30.0	18.0	14.0
High	32.5	20.0	15.0
  •
  for NOMOS, a range of illustrative discount rates of 13.0% to 17.0% and a range of terminal EBITDA multiples (based on 2008 EBITDA) of 6.0x to 8.0x; and

  •
  for estimated cost savings, a range of illustrative discount rates of 13.0% to 15.0% and illustrative perpetual growth rates of 2.0% to 4.0%.

        Discounted cash flow valuations were calculated for NASI excluding the Apomate™ product program, NASI on a stand-alone basis, NOMOS on a stand-alone basis both including and excluding estimated cost savings and the pro forma combined company including and excluding estimated cost savings.

        Using this analysis, Bear Stearns derived a range of implied equity values per share for NASI, NOMOS and the pro forma combined company as follows:

Implied per Share Equity Values

	Range
	Low		High
NASI
Business excluding the Apomate™ product program	$7.84	-	$9.09
Consolidated stand-alone	8.08	-	11.27
NOMOS
Excluding estimated cost savings	$6.82	-	$10.29
With 100% of estimated cost savings achieved	7.78	-	11.69
Combined Company
Excluding estimated cost savings	$8.01	-	$11.48
With 100% of estimated cost savings achieved	8.42	-	12.06

        Comparable Public Companies Analysis.    Bear Stearns performed a comparable public companies analysis to assist the NASI board of directors in valuing NOMOS based on various financial multiples of selected public companies in the medical technology industry which Bear Stearns believes are comparable. In performing this analysis, Bear Stearns reviewed certain financial information relating to NOMOS and compared such information to the corresponding financial information of other publicly traded medical technology companies which Bear Stearns deemed to be generally comparable to NOMOS.

        Bear Stearns compared the projected financial performance and the resulting multiples as of October 23, 2003 of NASI and the resulting multiples of NOMOS implied by the Merger Consideration to eight publicly traded medical technology companies which it deemed generally comparable to NOMOS. Such comparable companies consisted of:

  •
  CTI Molecular Imaging, Inc.

  •
  Elekta AB

  •
  Hologic, Inc.

  •
  Rita Medical Systems, Inc.

  •
  Theragenics Corp.

  •
  Sonosite, Inc.

  •
  Varian Medical Systems, Inc.

  •
  Vital Images, Inc.

        Using publicly available information and market data as of October 23, 2003 for NASI and the comparable companies, and in the case of NASI and NOMOS information based on NASI management estimates for both NASI and NOMOS, Bear Stearns calculated the following harmonic mean multiples for the above public comparable companies:

Comparable Company Multiples

	Calendar Year
	2003E		2004E
Comparable Company Harmonic Mean multiples:
Enterprise Value/Revenues	2.19	x	1.94	x
Enterprise Value/EBITDA	18.1	x	12.3	x
Equity Value/Net Income	37.6	x	24.9	x
NASI at Market Harmonic Mean multiples:
Enterprise Value/Revenues	1.71	x	1.25	x
Enterprise Value/EBITDA	NA		NA
Equity Value/Net Income	NA		NA
NOMOS at Deal Harmonic Mean multiples:
Enterprise Value/Revenues	1.71	x	1.47	x
Enterprise Value/EBITDA	22.6	x	19.8	x
Equity Value/Net Income	50.7	x	46.5	x

        "Harmonic mean" is calculated by using the reciprocals of the multiples and gives equal weight to equal dollar investments in the securities whose ratios are being averaged. Bear Stearns utilizes the harmonic mean in averaging ratios in which price is the numerator. "Equity Value" is defined as equity value based on the fully diluted shares outstanding and the closing share price as of October 23, 2003. "Enterprise Value" is calculated as the sum of the value of the common equity on a fully diluted basis and the value of net debt, any minority interest and preferred stock. "NASI at Market" is defined as NASI's enterprise value based on the closing share price of the NASI common stock as of October 23, 2002. "NOMOS at Deal" is defined as NOMOS' equity value and enterprise value implied by the amount of the Merger Consideration.

        Bear Stearns did not consider the EBITDA and Net Income multiples to be as relevant due to the limited amount of EBITDA and Net Income generated by NOMOS in these periods.

        Bear Stearns noted that none of the comparable companies were identical to NOMOS and that, accordingly, any analysis of the comparable companies involved complex considerations and judgments concerning differences in industry and individual company dynamics, financial and operating characteristics and various other factors that would necessarily affect the transactions multiples in the merger as compared to the multiples for the comparable companies.

        Selected Precedent Medical Technology Transactions Analysis.    Bear Stearns performed selected precedent transactions analyses to assist the NASI board of directors in valuing the fairness of the Merger Consideration based on transaction values expressed as multiples of various financial measures in selected medical technology transactions. Using publicly available information, Bear Stearns reviewed and analyzed certain financial and operating data relating to the following selected transactions in the medical technology industry:

Precedent Transactions

Target	Acquiror	Date Announced
Zmed, Inc.	Varian Medical Systems, Inc.	10/13/03
Amersham, Plc	GE Medical Systems	10/08/03
MDS Nordion's Oncology Software Solutions Business	Nucletron BV	02/11/03
Imatron Inc.	GE Medical Systems	09/24/01
Marconi Medical	Philips Medical	07/04/01
Agilent's Healthcare Solutions Group	Philips Medical	11/17/00
ADAC Laboratories	Philips Medical	11/13/00
Acuson Corp.	Siemens Medical	09/27/00
Lunar Corp.	GE Medical Systems	06/02/00
OEC Medical Systems, Inc.	GE Medical Systems	08/09/99
ATL Ultrasound, Inc.	Philips Medical	07/29/98

        Bear Stearns calculated the following multiples for the selected precedent medical technology transactions in its analysis:

Precedent Transaction Multiples

	Low	Harmonic Mean	Median	High	NOMOS at Deal
Enterprise Value as a multiple of:
LTM Revenue	0.67x	1.43x	1.50x	3.78x	1.93x
CY Revenue	1.20x	1.60x	1.54x	3.84x	1.71x
LTM EBITDA	6.3x	13.0x	14.8x	36.8x	41.9x
CY EBITDA	9.5x	12.8x	12.2x	17.5x	22.6x

        "LTM Revenue" is a company's revenue for the last twelve months prior to the announcement of the transaction. "CY Revenue" is a company's projected revenue for the calendar year of the date of announcement. "LTM EBITDA" is a company's EBITDA for the last twelve months prior to the announcement of the transaction. "CY EBITDA" is a company's projected EBITDA for the calendar year of the date of announcement.

        Bear Stearns did not consider EBITDA multiples to be as relevant due to the limited amount of EBITDA generated by NOMOS in the applicable measurement periods.

        Bear Stearns noted that none of the precedent transactions were identical to the acquisition of NOMOS by NASI and that, accordingly, any analysis of the precedent transactions necessarily involved complex considerations and judgments concerning differences in industry and individual company dynamics, stock market valuation parameters, financial and operating characteristics and various other factors that would necessarily affect the transactions multiples in the merger as compared to the multiples for the precedent transactions.

        Contribution Analysis.    Bear Stearns performed a contribution analysis to assist the NASI board of directors in valuing NOMOS on the relative contribution of each company to the combined pro forma entity. In performing the analyses, Bear Stearns used the NASI Projections, the Adjusted NOMOS Projections and public information. Bear Stearns calculated the relative contribution by both NASI and NOMOS to the combined entity with respect to the enterprise value and equity value at market for NASI (based on the closing share price of the NASI common stock as of October 23, 2003) and for NOMOS as implied by the Merger Consideration, and projected financial data including revenues, EBITDA and net income without estimated cost savings. Bear Stearns also calculated the relative contribution by both NASI and NOMOS to the combined entity with respect to the enterprise value and equity value at market for NASI (based on the closing share price of the NASI common stock as of October 23, 2003) and for NOMOS as implied by the Merger Consideration, and projected financial data including revenues, EBITDA, and net income without NASI's costs associated with the Apomate™ product program, and with and without estimated cost savings to the combined company.

        The following table illustrates the relative contribution to revenues, EBITDA and net income of both NASI and NOMOS without estimated cost savings to the combined company:

Relative Contribution Without Estimated Cost Savings

	% of Contribution
	NASI	NOMOS
Equity Value at Deal	57.0%	43.0%
Enterprise Value at Deal	32.5	67.5
2003E Revenues	35.2%	64.8%
2004E Revenues	36.0	64.0
2005E Revenues	35.6	64.4
2006E Revenues	35.0	65.0
2007E Revenues	31.5	68.5
2003E EBITDA	0.0%	100.0%
2004E EBITDA	0.0	100.0
2005E EBITDA	0.0	100.0
2006E EBITDA	0.0	100.0
2007E EBITDA	0.0	100.0
2004E Net Income	0.0%	100.0%
2005E Net Income	0.0	100.0
2006E Net Income	0.0	100.0
2007E Net Income	0.0	100.0

        "Equity Value at Deal" is defined as equity value based on the fully diluted shares outstanding and the closing share price of NASI as of October 23, 2003, and for NOMOS as the implied equity value of NOMOS based on the Merger Consideration. "Enterprise Value at Deal" is calculated as the sum of the Equity Value at Deal and the value of net debt, any minority interest and preferred stock.

        The following table illustrates the relative contribution to revenues, EBITDA and net income of both NASI and NOMOS without the NASI costs associated with the Apomate™ product program, and without estimated cost savings to the combined company:

Relative Contribution Without Apomate™ Product Program Costs and Without Estimated Cost Savings

	% of Contribution
	NASI	NOMOS
Equity Value at Deal	57.0%	43.0%
Enterprise Value at Deal	32.5	67.5
2003E Revenues	35.2%	64.8%
2004E Revenues	36.0	64.0
2005E Revenues	35.6	64.4
2006E Revenues	35.0	65.0
2007E Revenues	31.5	68.5
2003E EBITDA	0.0%	100.0%
2004E EBITDA	40.6	59.4
2005E EBITDA	48.0	52.0
2006E EBITDA	46.3	53.7
2007E EBITDA	39.3	60.7
2004E Net Income	94.9%	5.1%
2005E Net Income	60.4	39.6
2006E Net Income	51.8	48.2
2007E Net Income	41.5	58.5

        The following table illustrates the relative contribution to EBITDA and net income of both NASI and NOMOS without the NASI costs associated with the Apomate™ product program, and with estimated cost savings assuming realization of 50% in 2005 and 100% in 2006 of the estimated cost savings expected to result in the merger to the combined company:

Relative Contribution Without Apomate™ Product Program Costs and with Estimated Cost Savings

	EBITDA				Net Income
	2004E	2005E	2006E	2007E	2004E	2005E	2006E	2007E
% Contribution of NASI	40.6%	43.3%	40.7%	35.6%	94.9%	52.4%	44.2%	36.8%
% Contribution of NOMOS	59.4	46.8	47.3	55.0	5.1	34.3	41.3	52.1
% Contribution of Estimated Cost Savings	0.0	9.9	12.1	9.4	0.0	13.3	14.6	11.1
Total	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0

        Pro Forma Merger Analysis.    Bear Stearns performed a pro forma merger analysis to assist the NASI board of directors in analyzing the financial impact of the merger on NASI. Bear Stearns reviewed and analyzed certain pro forma financial impacts of the merger on NASI on a stand-alone basis and assuming costs for the Apomate™ product program were not incurred, and based on the following, among other items:

  •
  the Merger Consideration as of the announcement date of the merger;

  •
  the financial projections provided to Bear Stearns by the management of NASI for both NASI and NOMOS;

  •
  an assumption for analytical purposes that the combination of NASI and NOMOS would realize estimated pre-tax cost savings of $1.0 million and $1.9 million in 2005 and 2006, respectively; and

  •
  an assumption for analytical purposes that there would be no financial statement impact of potential restructuring costs or other one-time costs associated with the merger and that the transaction was effective as of November 1, 2003.

        The following table shows the projected per share accretion / (dilution) including the projected cost savings, and the projected per share accretion / (dilution) including the projected costs savings and excluding the costs for the Apomate™ product program to NASI's pro forma earnings.

NASI Accretion/(Dilution)

NASI EPS excluding Apomate™ product program	$0.00	$0.05	$0.14

"EPS" is defined as earnings per share.

Miscellaneous

        In connection with rendering their opinion, Bear Stearns performed a variety of financial analyses. The preparation of a fairness opinion involves various determinations as to the most appropriate and relevant methods of financial analysis and the application of these methods to the particular circumstances and, therefore, such an opinion is not readily susceptible to a partial analysis or summary description. Accordingly, notwithstanding the analyses summarized above, Bear Stearns believes that its analyses must be considered as a whole and that selecting portions of the analyses and factors considered by them, without considering all such analyses and factors, or attempting to ascribe relative weights to some or all such analyses and factors, could create an incomplete view of the evaluation process underlying the Bear Stearns opinion.

        In performing their analyses, Bear Stearns made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of NASI. The analyses performed by Bear Stearns are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than suggested by such analyses. Bear Stearns did not assign any specific weight to any of the analyses described above and did not draw any specific conclusions from or with regard to any one method of analysis. With respect to the analysis of comparable companies and the analysis of selected precedent transactions summarized above, no public company utilized as a comparison is identical to NASI or NOMOS, and no transaction is identical to the merger. Accordingly, an analysis of publicly traded comparable companies and comparable business combinations is not mathematical; rather, it involves complex considerations and judgments concerning the differences in financial and operating characteristics of the companies and other factors that could affect the public trading values or announced merger transaction values, as the case may be, of NASI or NOMOS and the companies to which they were compared.

        The analyses do not purport to be appraisals or to reflect the prices at which any securities may trade at the present time or at any time in the future. In addition, the Bear Stearns opinion was just one of the many factors taken into consideration by NASI's board of directors. Consequently, Bear Stearns' analysis should not be viewed as determinative of the decision of NASI's board of directors or NASI's management with respect to the fairness of the Merger Consideration.

        Bear Stearns is an internationally recognized investment banking firm and is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements, leveraged buyouts and valuations for estate, corporate and other purposes.

        Bear Stearns was selected by the NASI board of directors to act as its financial advisor and render a fairness opinion because of its expertise and reputation in investment banking and mergers and acquisitions and its familiarity with the medical technology industry, NASI and NOMOS. NASI and Bear Stearns have entered into a letter agreement, dated as of August 20, 2003, under which NASI has agreed to pay Bear Stearns a customary fee in connection with its services, including an opinion fee which will be credited against the full transaction fee. NASI also agreed to reimburse Bear Stearns for certain out-of-pocket expenses incurred in connection with the engagement. In addition, NASI agreed to indemnify Bear Stearns against certain liabilities, including liabilities under the federal securities law, relating to or arising out of its engagement.^

Opinion of NOMOS' Financial Advisor—CIBC World Markets Corp.

        NOMOS engaged CIBC World Markets to act as its financial advisor in connection with the merger. In connection with this engagement, the NOMOS board of directors requested that CIBC World Markets evaluate the fairness, from a financial point of view, to the holders of NOMOS common stock of the common stock exchange ratio provided for in the merger. On October 24, 2003, at a meeting of the NOMOS board of directors held to evaluate the merger, CIBC World Markets rendered to the NOMOS board of directors an oral opinion, which was confirmed by delivery of a written opinion dated the same date, to the effect that, as of that date and based on and subject to the matters described in its opinion, the 0.891 common stock exchange ratio provided for in the merger was fair, from a financial point of view, to the holders of NOMOS common stock.

        The full text of CIBC World Markets' written opinion, dated October 24, 2003, which describes the assumptions made, procedures followed, matters considered and limitations on the review undertaken, is attached to this joint proxy statement/prospectus as Annex I. CIBC World Markets' opinion was provided to the NOMOS board of directors in connection with its evaluation of the common stock exchange ratio and relates only to the fairness, from a financial point of view, of the common stock exchange ratio to the holders of NOMOS common stock. The opinion does not address any other aspect of the merger and does not constitute a recommendation as to how any stockholder should vote or act with respect to any matters relating to the merger. The summary of CIBC World Markets' opinion described below is qualified in its entirety by reference to the full text of its opinion. Holders of NOMOS common stock are encouraged to read the opinion carefully in its entirety.

        In arriving at its opinion, CIBC World Markets:

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  reviewed drafts dated October 24, 2003 of the merger agreement and related documents;

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  reviewed audited financial statements of NOMOS for the fiscal years ended December 31, 2000, December 31, 2001 and December 31, 2002 and unaudited financial statements of NOMOS for the nine months ended September 30, 2003, and also reviewed audited financial statements of NASI for the fiscal years ended October 31, 2000, October 31, 2001 and October 31, 2002 and unaudited financial statements of NASI for the nine months ended July 31, 2003;

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  reviewed financial forecasts and estimates relating to NOMOS and NASI which were provided to or discussed with CIBC World Markets by the managements of NOMOS and NASI;

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  held discussions with senior managements of NOMOS and NASI with respect to the businesses and prospects of NOMOS and NASI;

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  reviewed and analyzed publicly available financial data for selected companies that CIBC World Markets deemed comparable to NOMOS and NASI;

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  reviewed and analyzed publicly available information for selected transactions that CIBC World Markets deemed relevant in evaluating the merger;

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  analyzed the estimated net present value of the projected future cash flows of NOMOS and NASI (separately analyzing, in the case of NASI, the projected future cash flows associated with Apomate, a product candidate of NASI) using financial forecasts, including assumptions of future performance contained in those forecasts, provided to or discussed with CIBC World Markets by the managements of NOMOS and NASI; and

  •
  performed other analyses and reviewed other information as CIBC World Markets deemed appropriate.

        In rendering its opinion, CIBC World Markets relied on and assumed, without independent verification or investigation, the accuracy and completeness of all of the financial and other information provided to or discussed with it by NOMOS, NASI and their respective employees, representatives and affiliates. With respect to financial forecasts and estimates provided to or discussed with CIBC World Markets by the managements of NOMOS and NASI, CIBC World Markets assumed, at the direction of the managements of NOMOS and NASI, without independent verification or investigation, that the financial forecasts and estimates were reasonably prepared on bases reflecting the best available information, estimates and judgments of the managements of NOMOS and NASI as to the future financial condition and operating results of NOMOS and NASI. CIBC World Markets relied, at the direction of the managements of NOMOS and NASI, without independent verification or investigation, on the assessments of the managements of NOMOS and NASI as to the existing and future technology and product candidates of NOMOS and NASI and the risks associated with such technology and product candidates and the ability of NOMOS and NASI to retain key employees and customers. CIBC World Markets assumed, with NOMOS' consent, that the merger would be treated as a reorganization for federal income tax purposes. CIBC World Markets also assumed, with NOMOS' consent, that the merger would be consummated in accordance with its terms, without waiver, modification or amendment of any material term, condition or agreement and in compliance with all applicable laws and that, in the course of obtaining the necessary regulatory or third party approvals, consents and releases for the merger, no delay, limitation, restriction or condition would be imposed that would have an adverse effect on NOMOS, NASI or the merger. In addition, representatives of NOMOS advised CIBC World Markets, and CIBC World Markets therefore assumed, that the final terms of the merger agreement and related documents would not vary materially from the terms contained in the drafts of those documents reviewed by CIBC World Markets.

        CIBC World Markets did not make or obtain any independent evaluations or appraisals of the assets or liabilities, contingent or otherwise, of NOMOS or NASI. CIBC World Markets expressed no opinion as to NOMOS' or NASI's underlying valuation, future performance or long-term viability or any of their respective products or product candidates, the likelihood or timing of any approval by the FDA of Apomate, or the prices at which NASI common stock would trade at any time. CIBC World Markets expressed no view as to, and its opinion does not address, NOMOS' underlying business decision to effect the merger, and its opinion also does not address the relative merits of the merger as compared to any alternative business strategies that might exist for NOMOS or the effect of any other transaction in which NOMOS might engage. CIBC World Markets' opinion was necessarily based on the information available to CIBC World Markets and general economic, financial and stock market conditions and circumstances as they existed and could be evaluated by CIBC World Markets as of the date of its opinion. Although subsequent developments may affect its opinion, CIBC World Markets does not have any obligation to update, revise or reaffirm its opinion. NOMOS imposed no other instructions or limitations on CIBC World Markets with respect to the investigations made or the procedures followed by it in rendering its opinion.

        This summary is not a complete description of CIBC World Markets' opinion or the financial analyses performed and factors considered by CIBC World Markets in connection with its opinion. The preparation of a financial opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a financial opinion is not readily susceptible to summary description. CIBC World Markets believes that its analyses and this summary must be considered as a whole and that selecting portions of its analyses and factors or focusing on information presented in tabular format, without considering all analyses and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying CIBC World Markets' analyses and opinion.

        In performing its analyses, CIBC World Markets considered industry performance, general business, economic, market and financial conditions and other matters existing as of the date of its opinion, many of which are beyond NOMOS' and NASI's control. No company, transaction or business used in the analyses as a comparison is identical to NOMOS, NASI or the merger, and an evaluation of the results of those analyses is not entirely mathematical. Rather, the analyses involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the acquisition, public trading or other values of the companies, business segments or transactions analyzed.

        The estimates contained in CIBC World Markets' analyses and the ranges of valuations resulting from any particular analysis are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than those suggested by its analyses. In addition, analyses relating to the value of businesses or securities do not purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold. Accordingly, CIBC World Markets' analyses and estimates are inherently subject to substantial uncertainty.

        The type and amount of consideration payable in the merger was determined through negotiation between NOMOS and NASI and the decision to enter into the merger was solely that of the NOMOS board of directors. CIBC World Markets' opinion was only one of many factors considered by the NOMOS board of directors in its evaluation of the merger and should not be viewed as determinative of the views of NOMOS' board of directors or management with respect to the merger or the merger consideration.

        The following is a summary of the material financial analyses underlying CIBC World Markets' opinion to the NOMOS board of directors in connection with the merger. The financial analyses summarized below include information presented in tabular format. In order to fully understand CIBC World Markets' financial analyses, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data in the tables below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of CIBC World Markets' financial analyses. For purposes of CIBC World Markets' analyses described below relating to NOMOS, the implied aggregate equity reference ranges derived from those analyses reflect a deduction of the $12.0 million cash portion of the consideration payable in the merger to holders of NOMOS preferred stock.

Implied Exchange Ratio Analysis.

        In evaluating the common stock exchange ratio, CIBC World Markets first derived implied aggregate equity reference ranges for NOMOS and NASI based on a "Selected Companies Analysis," "Precedent Transactions Analysis" and "Discounted Cash Flow Analysis" for NOMOS and a "Selected Companies Analysis" and "Discounted Cash Flow Analysis" for NASI. CIBC World Markets also calculated the aggregate market value of NASI, referred to as the NASI Market Value, based on the total number of outstanding shares of NASI common stock as of, and the average closing price of NASI common stock for the three trading days ended, October 22, 2003. CIBC World Markets then calculated implied exchange ratio reference ranges for NOMOS common stock and NASI common stock based on these implied aggregate equity reference ranges and the NASI Market Value. This analysis indicated the following approximate implied exchange ratio reference ranges, as compared to the common stock exchange ratio provided for in the merger of 0.891:

Implied Exchange Ratio/ Reference Range
NASI Selected Companies Analysis—Radiation Oncology / NOMOS Selected Companies Analysis	0.6295 - 0.8734
NASI Selected Companies Analysis—Radiation Oncology / NOMOS Precedent Transactions Analysis	0.5860 - 0.9987
NASI Selected Companies Analysis—Urology/Radiology / NOMOS Selected Companies Analysis	0.4929 - 0.7030
NASI Selected Companies Analysis—Urology/Radiology / NOMOS Precedent Transactions Analysis	0.4589 - 0.8039
NASI Discounted Cash Flow Analysis / NOMOS Discounted Cash Flow Analysis	0.8162 - 1.2943
NASI Market Value / NOMOS Selected Companies Analysis	0.6997 - 0.8206
NASI Market Value / NOMOS Precedent Transactions Analysis	0.6514 - 0.9383
NASI Market Value / NOMOS Discounted Cash Flow Analysis	1.0524 - 1.3404

        Based on the implied aggregate equity reference ranges for NOMOS and NASI used to calculate the above implied exchange ratio reference ranges, CIBC World Markets also calculated ranges of the implied pro forma ownership of NOMOS stockholders in the combined company. This analysis indicated an implied pro forma ownership reference range of approximately 23.6% to 47.5%, as compared to the ownership percentage of NOMOS stockholders in the pro forma company immediately upon completion of the merger of approximately 37.5%.

        The NASI Market Value used in the above Implied Exchange Ratio Analysis was approximately $78.0 million. The implied aggregate equity reference ranges used in the above Implied Exchange Ratio Analysis from the Selected Companies Analysis, Precedent Transactions Analysis and Discounted Cash Flow Analysis for NOMOS and the Selected Companies Analysis and Discounted Cash Flow Analysis for NASI are described below.

NOMOS Analyses

        Selected Companies Analysis.    CIBC World Markets compared financial and stock market information for NOMOS and the following four selected publicly held companies in the radiation oncology industry, referred to as Radiation Oncology Companies, and eight selected publicly held companies in the medical software industry, referred to as Medical Software Companies:

Radiation Oncology Companies		Medical Software Companies
•	Elekta AB	•	Cerner Corporation
•	NASI	•	Computer Programs & Systems, Inc.
•	Theragenics Corporation	•	Eclipsys Corporation
•	Varian Medical Systems, Inc.	•	IDX Systems Corporation
		•	IMPAC Medical Systems, Inc.
		•	Merge Technologies Incorporated
		•	Sectra AB
		•	Vital Images, Inc.

        CIBC World Markets reviewed, among other things, firm values, calculated as equity market value, plus debt, minority interests, preferred stock and out-of-the-money convertible securities, less cash and investments in unconsolidated affiliates, as multiples of calendar years 2003 and 2004 estimated revenues and earnings before interest, taxes, depreciation and amortization, commonly referred to as EBITDA. All multiples were based on closing stock prices on October 22, 2003. Estimated financial data for the selected Radiation Oncology Companies and Medical Software Companies were based on publicly available research analysts' estimates. Estimated financial data for NOMOS were based on internal estimates of NOMOS' management. CIBC World Markets then applied a range of selected multiples of calendar years 2003 and 2004 estimated revenues and EBITDA derived from the selected Radiation Oncology Companies and Medical Software Companies to corresponding financial data of NOMOS. This analysis indicated an implied aggregate equity reference range for NOMOS of approximately $36.8 million to $43.1 million, which range was then utilized in calculating the implied exchange ratio reference ranges referred to above under "Implied Exchange Ratio Analysis—NASI Selected Companies Analysis—Radiation Oncology / NOMOS Selected Companies Analysis," "—NASI Selected Companies Analysis—Urology/Radiology / NOMOS Selected Companies Analysis" and "—NASI Market Value / NOMOS Selected Companies Analysis".

        Precedent Transactions Analysis.    CIBC World Markets reviewed the firm values and implied transaction multiples in the following 12 selected transactions in the medical devices and medical software industries:

Acquiror		Target
•	Varian Medical Systems, Inc.	•	Zmed Inc.
•	McKesson Corporation	•	A.L.I. Technologies Inc.
•	Instrumentarium Corporation	•	Spacelabs Medical, Inc.
•	Endocare, Inc.	•	Timm Medical Technologies Inc.
•	Lumenis Ltd.	•	HGM Medical Laser Systems Inc.
•	GE Medical Systems Inc.	•	Imatron Inc.
•	Oxboro Medical, Inc.	•	Sterion Inc.
•	ESC Medical Systems Ltd.	•	Coherent Medical Group
•	Royal Philips Electronics	•	ADAC Laboratories Inc.
•	Siemens Medical Engineering Group	•	Acuson Corporation
•	GE Medical Systems Inc.	•	OEC Medical Systems, Inc.
•	GE Medical Systems Inc.	•	Marquette Medical Systems, Inc.

        CIBC World Markets reviewed, among other things, firm values, calculated as the equity value implied for the target based on the consideration offered in the selected transaction, plus debt, minority interests, preferred stock and out-of-the-money convertible securities, less cash and investments in unconsolidated affiliates, as multiples of one-year and two-year forward revenues and EBITDA.

Estimated financial data for the selected transactions were based on publicly available information at the time of announcement of the relevant transaction. Estimated financial data for NOMOS were based on internal estimates of NOMOS' management. CIBC World Markets then applied a range of selected multiples of one-year and two-year forward revenues and EBITDA derived from the selected transactions to corresponding financial data of NOMOS. This analysis indicated an implied aggregate equity reference range for NOMOS of approximately $34.2 million to $49.3 million, which range was then utilized in calculating the implied exchange ratio reference ranges referred to above under "Implied Exchange Ratio Analysis—NASI Selected Companies Analysis—Radiation Oncology / NOMOS Precedent Transactions Analysis," "—NASI Selected Companies Analysis—Urology/Radiology / NOMOS Precedent Transactions Analysis" and "—NASI Market Value / NOMOS Precedent Transactions Analysis".

        Discounted Cash Flow Analysis.    CIBC World Markets performed a discounted cash flow analysis of NOMOS to calculate the estimated present value of the unlevered, after-tax free cash flows that NOMOS could generate for the fourth quarter of 2003 through the full fiscal year 2008, based on internal estimates of NOMOS' management. CIBC World Markets calculated a range of estimated terminal values by applying revenue terminal value multiples ranging from 1.5x to 2.0x to NOMOS' fiscal year 2008 estimated revenues. The present value of the cash flows and terminal values were calculated using discount rates of 20.0% to 25.0%. Based on this revenue terminal value range and the midpoint of the discount rate range, this analysis indicated an implied aggregate equity reference range for NOMOS of approximately $55.3 million to $70.5 million, which range was then utilized in calculating the implied exchange ratio reference ranges referred to above under "Implied Exchange Ratio Analysis—NASI Discounted Cash Flow Analysis / NOMOS Discounted Cash Flow Analysis" and "—NASI Market Value / NOMOS Discounted Cash Flow Analysis".

NASI Analyses

        Selected Companies Analysis.    CIBC World Markets compared financial and stock market information for NASI and the following three selected Radiation Oncology Companies and six selected publicly held companies in the urology/radiology industry, referred to as Urology/Radiology Companies:

Radiation Oncology Companies		Urology/Radiology Companies
•	Elekta AB	•	American Medical Systems Holdings, Inc.
•	Theragenics Corporation	•	HealthTronics Surgical Services, Inc.
•	Varian Medical Systems, Inc.	•	Medstone International, Inc.
		•	Prime Medical Services, Inc.
		•	RITA Medical Systems, Inc.
		•	Merge Technologies Inc.
		•	Urologix, Inc.

        CIBC World Markets reviewed, among other things, firm values as multiples of calendar years 2003 and 2004 estimated revenues and EBITDA. All multiples were based on closing stock prices on October 22, 2003. Estimated financial data for the selected Radiation Oncology Companies and Urology/Radiology Companies were based on publicly available research analysts' estimates. Estimated financial data for NASI were based on internal estimates of NASI's management. CIBC World Markets then applied a range of selected multiples of calendar years 2003 and 2004 estimated revenues and EBITDA derived from the selected Radiation Oncology Companies and Urology/Radiology Companies to corresponding financial data of NASI and, to account for the value of Apomate, added to the resulting equity reference range the value range implied for Apomate based on the Discounted Cash Flow Analysis of Apomate described below. This analysis indicated implied aggregate equity reference ranges for NASI of approximately $73.3 million to $86.7 million based on the Radiation Oncology Companies and approximately $91.1 million to $110.8 million based on the Urology/Radiology

Companies, which ranges were then utilized in calculating the implied exchange ratio reference ranges referred to above under "Implied Exchange Ratio Analysis—NASI Selected Companies Analysis—Radiation Oncology / NOMOS Selected Companies Analysis," "—NASI Selected Companies Analysis—Radiation Oncology / NOMOS Precedent Transactions Analysis," "—NASI Selected Companies Analysis—Urology/Radiology / NOMOS Selected Companies Analysis" and "—NASI Selected Companies Analysis—Urology/Radiology / NOMOS Precedent Transactions Analysis".

        Discounted Cash Flow Analysis.    CIBC World Markets performed a discounted cash flow analysis of NASI, excluding NASI's product candidate, Apomate, to calculate the estimated present value of the unlevered, after-tax free cash flows that NASI could generate for the fourth quarter of 2003 through the full fiscal year 2006, based on internal estimates of NASI's management. CIBC World Markets calculated a range of estimated terminal values by applying revenue terminal value multiples ranging from 2.0x to 3.0x to NASI's fiscal year 2006 estimated revenues. The present value of the cash flows and terminal values were calculated using discount rates of 20.0% to 25.0%. CIBC World Markets separately performed a discounted cash flow analysis of Apomate to calculate the estimated present value of the unlevered, after-tax free cash flows that Apomate could generate for the fourth quarter of 2003 through the full fiscal year 2013, based on internal estimates of NASI's management. CIBC World Markets calculated a range of estimated terminal values by applying revenue terminal value multiples ranging from 4.5x to 5.5x to Apomate's estimated revenues for fiscal year 2013. The present value of the cash flows and terminal values were calculated using discount rates of 35.0% to 45.0%. Taken together and based on the revenue terminal value ranges and the midpoint of the discount rate ranges, this analysis indicated an implied aggregate equity reference range for NASI of approximately $80.8 million to $100.6 million, which range was then utilized in calculating the implied exchange ratio reference range referred to above under "Implied Exchange Ratio Analysis—NASI Discounted Cash Flow Analysis / NOMOS Discounted Cash Flow Analysis".

Pro Forma Merger Analysis

        CIBC World Markets analyzed the potential pro forma effect of the merger on NASI's estimated earnings per share, commonly referred to as EPS, in fiscal years 2004 through 2006. Estimated financial data were based on internal estimates of the managements of NOMOS and NASI. This analysis indicated that the merger could reduce the estimated loss per share of NASI on a pro forma basis relative to NASI's estimated EPS on a standalone basis in fiscal years 2004 and 2005, and could be accretive to NASI's estimated EPS in fiscal year 2006. The actual results achieved by the combined company may vary from projected results and the variations may be material.

Other Factors

        In rendering its opinion, CIBC World Markets also reviewed and considered other factors, including the following:

  •
  the relationship between movements in NASI common stock, movements in the common stock of selected companies in the medical devices industry and movements in the Standard & Poor's 500 Index during the 12-month period from October 22, 2002 to October 22, 2003; and

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  selected research analysts' reports for NASI, including stock price and EPS estimates reflected in those reports.

Miscellaneous

        NOMOS has agreed to pay CIBC World Markets upon consummation of the merger customary fees for its financial advisory services in connection with the merger based on the total consideration, including liabilities assumed, to be paid by NASI in the merger. In addition, NOMOS has agreed to reimburse CIBC World Markets for its reasonable expenses, including reasonable fees and expenses of its legal counsel, and to indemnify CIBC World Markets and related parties against liabilities, including liabilities under the federal securities laws, relating to, or arising out of, its engagement. CIBC World Markets and its affiliates in the past have provided, and currently are providing, services to NASI unrelated to the proposed merger, for which services CIBC World Markets and its affiliates have received, and expect to receive, compensation. In the ordinary course of business, CIBC World Markets and its affiliates may actively trade securities of NASI for their own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in those securities.

        NOMOS selected CIBC World Markets as its financial advisor based on CIBC World Markets' reputation and experience. CIBC World Markets is an internationally recognized investment banking firm and, as a customary part of its investment banking business, is regularly engaged in valuations of businesses and securities in connection with acquisitions and mergers, underwritings, secondary distributions of securities, private placements and valuations for other purposes.

INTERESTS OF CERTAIN PERSONS IN THE MERGER

Interests of Executive Officers and Directors of NASI and NOMOS in the Merger

        In considering the recommendation of NASI's board of directors and NOMOS' board of directors in favor of the merger, NASI and NOMOS stockholders should be aware that some of the directors and executive officers of NASI and NOMOS have interests in the merger that are in addition to, and that may be different from, the interests of the NASI and NOMOS stockholders generally. Specific agreements and arrangements with certain directors and executive officers are described below. NASI's board of directors and NOMOS' board of directors were aware of these interests and considered them in its decision to approve the merger agreement and the merger. NASI and NOMOS stockholders should consider these interests carefully before voting on the merger. In particular, all executive officers have interests in the combined company as employees in terms of job responsibilities, working environment and compensation which are in addition to and different from their interests as stockholders. All continuing directors will have the responsibility for being directors of a larger company after the merger.

NASI Board of Directors Representation

        NASI and NOMOS have agreed that, immediately after the consummation of the merger, NASI will take all actions necessary to expand its board of directors to consist of nine members. Seven of the nine members will be persons who served on NASI's board of directors immediately prior to the completion of the merger. The two additional members will be John W. Manzetti and John A. Friede.

Loan Forgiveness—John A. Friede

        Mr. Friede currently owes NOMOS $287,160 plus interest, which principal amount was loaned to Mr. Friede on May 22, 2003. Upon the consummation of the merger, and in partial consideration for the time, efforts and resources that Mr. Friede has provided NOMOS in the past, NOMOS has agreed to cancel this indebtedness. The cancellation of this indebtedness is conditioned upon the consummation of the merger but will become effective immediately prior to the consummation of the merger.

Severance Agreement—John A. Friede

        NOMOS is party to a letter agreement dated February 11, 2002 with Mr. Friede, which provides that if Mr. Friede's employment is terminated without cause, he will receive continued payment of his base salary, which is currently $180,000 per year, and health benefits for twelve months after the termination date. Mr. Friede will be terminated as an employee without cause following the consummation of the merger. Therefore NASI, as NOMOS' successor, will be obligated to pay this severance to Mr. Friede.

Cash Merger Consideration—John A. Friede and John L. Cassis

        The merger agreement provides for a combination of cash and NASI common stock to be paid to the NOMOS stockholders. All of the cash consideration in the merger, other than with respect to fractional shares, will be paid to the holders of NOMOS series B preferred stock and series C preferred stock. Mr. Friede holds a significant portion of the outstanding NOMOS series B preferred stock and John L. Cassis indirectly owns a significant portion of the outstanding NOMOS series C preferred stock. See "The Merger Agreement" beginning on page    and "Beneficial Ownership of Capital Stock of NOMOS" beginning on page    .

Employment Agreement with John W. Manzetti

        NASI will enter into, and cause the surviving corporation in the merger, a wholly owned subsidiary of NASI, to enter into, a new employment agreement with Mr. Manzetti, which will become effective upon consummation of the merger, and which will supersede his existing agreement with NOMOS, a form of which is attached as an exhibit to the Registration Statement of which this joint proxy statement/prospectus forms a part. The agreement will provide that Mr. Manzetti will serve as president of the surviving corporation, and will be entitled to an annual base salary of no less than $300,000 and a minimum incentive bonus of 25% of his base salary if specified performance goals are met. The agreement will be for an initial term of two years, and will automatically renew for additional one-year terms unless notice of non-renewal is delivered at least 90 days prior to the date when the agreement term is scheduled to expire. In addition, under the agreement, NASI will grant Mr. Manzetti stock options to purchase 40,000 shares of NASI common stock at a per share exercise price equal to the fair market value of NASI's common stock on the date the merger is consummated. The stock options will vest equally over a four-year period, with options to purchase 10,000 shares of NASI common stock vesting on each of the first, second, third and fourth anniversaries of the agreement.

        Mr. Manzetti will be entitled to severance payments if (a) the company terminates or fails to renew the agreement, other than for "cause" (as defined in the agreement), or (b) the agreement is terminated or not renewed by Mr. Manzetti for "good reason" (as defined in the agreement). The severance amount payable to Mr. Manzetti is equal to (i) 24 months of Mr. Manzetti's annual base salary if terminated in his first year of employment, (ii) 18 months of Mr. Manzetti's annual base salary if terminated in his second year of employment (or if his employment is not renewed for a third year) and (iii) 12 months of Mr. Manzetti's annual base salary if terminated (or his employment is not renewed) at any point thereafter. The company may pay the severance in one lump sum or as salary continuation over a one-year period. In addition to the cash severance, Mr. Manzetti will be entitled to health benefits for a period of 24 months following the termination of (or failure to renew) his employment. If Mr. Manzetti is terminated because of a "disability" (as defined in the agreement), he will be entitled to a severance payment equal to six months of his annual base salary, and all unvested stock options owned by Mr. Manzetti at such time shall immediately vest.

        If there is a "change of control" (as defined in the agreement) and Mr. Manzetti is not employed by the successor entity in the same or similar capacity (at the same level of compensation, including bonus opportunity) after such change of control, (i) Mr. Manzetti will be entitled to a severance amount equal to his annual base salary, plus his highest bonus earned in the prior two years and (ii) all stock options owned by Mr. Manzetti at such time will become immediately vested.

Employment Agreement with William W. Wells

        NASI anticipates that it will enter into, and cause the surviving corporation in the merger, a wholly-owned subsidiary of NASI, to enter into, a new employment agreement with William W. Wells, NOMOS' executive vice president of sales, marketing and business development, which will become effective upon consummation of the merger, and which will supersede his existing agreement with NOMOS. The agreement will provide that Mr. Wells will be entitled to an annual base salary and a minimum incentive bonus if specified performance goals are met. In addition, NASI anticipates that it will grant Mr. Wells stock options to purchase shares of NASI common stock. It is also anticipated that Mr. Wells will be entitled to severance payments upon the occurrence of certain events, such as a change of control of the company.

Treatment of NOMOS Stock Options

        In the merger, each outstanding stock option exercisable for NOMOS common stock will be converted into an option to purchase common stock of NASI as of the date of the consummation of the merger. The number of shares of NASI common stock underlying each new option will equal the number of shares of NOMOS common stock for which the NOMOS stock option was exercisable prior to the merger, multiplied by 0.891. The per share exercise price of each new NASI option will be equal to the per share exercise price of the corresponding NOMOS stock option divided by 0.891. In addition, effective on the consummation of the merger, all outstanding unvested NOMOS stock options held by current NOMOS directors and employees will immediately vest. All other terms of the stock options will remain unchanged after the consummation of the merger. See "The Merger Agreement" beginning on page [    ].

Treatment of NOMOS Warrants

        Each outstanding warrant to purchase shares of NOMOS common stock will, upon consummation of the merger, be assumed by NASI. Each warrant assumed by NASI under the merger agreement will continue to have, and be subject to, the same terms and conditions of the original warrant, except that (i) each warrant will be exercisable for a number of shares of NASI common stock equal to the number of shares of NOMOS common stock that were subject to such warrant immediately prior to the merger multiplied by 0.891, rounded down to the nearest whole number of shares of NASI common stock, and (ii) the per share exercise price for the shares of NASI common stock issuable upon exercise of such assumed warrant will be equal to the quotient determined by dividing the per share exercise price of NOMOS common stock at which such warrant was exercisable immediately prior to merger by 0.891, rounded up to the nearest whole cent.

Indemnification; Directors' and Officers' Insurance

        The merger agreement provides that, for a period of six years following the consummation of the merger, and to the full extent permitted by applicable law and NOMOS' certificate of incorporation and bylaws, NASI will cause the surviving corporation to indemnify and hold harmless each person who is or was a director or officer of NOMOS at or at any time prior to the completion of the merger against losses incurred as a result of actions or omissions (or alleged actions or omissions) occurring at or prior to the completion of the merger. For a period of six years after the consummation of the merger, NASI will cause the surviving corporation to maintain (to the extent available in the market) in effect a directors' and officers' liability insurance policy covering those persons who are covered by the directors' and officers' liability insurance policy currently maintained by NOMOS, with coverage in amount and scope at least as favorable to such persons as NOMOS' existing coverage, but NASI shall only be obligated to cause such liability insurance to be maintained to the extent it costs no more than 150% of the annual premium currently paid by NOMOS for such coverage, and, if the annual premium exceeds such amount, NASI shall cause the surviving corporation to obtain as much coverage as possible for such amount. See "The Merger Agreement" beginning on page [    ].

THE MERGER AGREEMENT

        The following is a summary of the material terms of the merger agreement, as amended. This summary does not purport to describe all of the terms of the merger agreement or the first amendment to the merger agreement and is qualified by reference to the complete merger agreement which is included as Annex A-1 and Annex A-2 to this joint proxy statement/prospectus and incorporated by reference herein. References throughout this joint proxy statement/prospectus to the merger agreement shall mean the merger agreement as amended by the first amendment as discussed below in the section entitled "—Amendment, Extension and Waivers". All stockholders of NASI and NOMOS are urged to read the entire merger agreement carefully.

General

        Under the merger agreement, NOMOS will merge with and into AM Capital I, Inc. ("AMC"), a wholly owned subsidiary of NASI, with AMC continuing as the surviving corporation. AMC will change its name immediately following the merger to "NOMOS Corporation".

Closing Matters

        Closing.    Unless the parties agree otherwise, the consummation of the merger will take place as promptly as practicable (but in no event later than the third business day) after all closing conditions have been satisfied or waived by the parties at the offices of McDermott, Will & Emery, 2049 Century Park East, 34th Floor, Los Angeles, California 90067. See "—Conditions to Completion of the Merger" below for a more complete description of the conditions that must be satisfied or waived prior to closing.

        Completion of the Merger.    As soon as practicable after the satisfaction or waiver of the conditions to the merger, the parties will file a certificate of merger with the Secretary of State of the State of Delaware in accordance with the relevant provisions of the General Corporation Law of the State of Delaware. The merger will become effective when the certificate of merger is filed or at such later time as the parties agree and specify in the certificate of merger.

Consideration to be Received in the Merger; Treatment of Stock Options and Warrants

        The merger agreement provides that, at the completion of the merger:

  •
  each share of NOMOS common stock issued and outstanding immediately prior to the completion of the merger (other than those held by any dissenting stockholder) will be converted into the right to receive 0.891 shares of NASI common stock (and associated rights issued under the NASI rights agreement);

  •
  each share of NOMOS series A preferred stock issued and outstanding immediately prior to the completion of the merger will be converted into the right to receive that number of shares of NASI common stock equal to the number of shares of NOMOS common stock that each such share of series A preferred stock could have been converted into in accordance with the certificate of incorporation of NOMOS immediately prior to the completion of the merger multiplied by 0.891 (and associated rights issued under the NASI rights agreement) (which, based on the current conversion ratio of NOMOS series A preferred stock of 1 to 1.3605, means that each share of series A preferred stock would convert into approximately 1.212 shares of NASI common stock);

  •
  each share of NOMOS series B preferred stock issued and outstanding immediately prior to the completion of the merger will be converted into (a) the right to receive 0.603 shares of NASI common stock (and associated rights issued under the NASI rights agreement) and (b) $2.15 in cash;

  •
  each share of NOMOS series C preferred stock issued and outstanding immediately prior to the completion of the merger will be converted into (a) the right to receive 0.340 shares of NASI common stock (and associated rights issued under the NASI rights agreement) and (b) $5.99 in cash;

  •
  each outstanding and unexercised option to purchase shares of NOMOS common stock will be converted into a replacement option to purchase shares of common stock of NASI under an applicable NASI stock option plan with materially the same term, exercisability, vesting schedule, status as an incentive stock option (to the extent permissible under applicable laws and regulations) and other terms as the NOMOS stock option—the number of shares of common stock of NASI underlying the replacement option will equal the number of shares of NOMOS common stock for which the corresponding NOMOS option was exercisable, multiplied by 0.891 (rounded down to the nearest whole share); the per share exercise price of each replacement option will equal the exercise price of the corresponding NOMOS option divided by 0.891(rounded up to the nearest whole cent); and

  •
  each outstanding and unexercised warrant to purchase shares of NOMOS common stock will be assumed by NASI and will continue to have the same terms and conditions as were effective immediately prior to completion of the merger except that (a) each NOMOS warrant will be exercisable for a number of shares of common stock of NASI equal to the number of shares of NOMOS common stock for which the corresponding NOMOS warrant was exercisable, multiplied by 0.891 (rounded down to the nearest whole share) and (b) the per share exercise price of each NOMOS warrant will equal the exercise price of the corresponding NOMOS warrant divided by 0.891(rounded up to the nearest whole cent).

        As soon as practicable after the completion of the merger, NASI will (a) deliver notices to the holders of NOMOS stock options setting forth each holder's rights pursuant thereto and (b) deliver appropriate option agreements with respect to the replacement options upon surrender of the corresponding NOMOS stock option agreements. Promptly (but in no event later than 45 days) after the completion of the merger, NASI shall file registration statements on Form S-8 with respect to the NASI common stock subject to such replacement options and use commercially reasonable efforts to maintain the effectiveness thereof for so long as such replacement options remain outstanding.

        As soon as practicable after the completion of the merger, NASI will deliver notices to the holders of NOMOS warrants setting forth each holder's rights pursuant thereto.

Amendment of NOMOS Certificate of Incorporation

        On November [    ], 2003, NOMOS' board of directors, by unanimous written consent, adopted an amended and restated certificate of incorporation, to become effective immediately prior to the consummation of the merger, which amended certificate would confirm that, upon the consummation of the merger, the holders of NOMOS' common stock and each of NOMOS' series of preferred stock would be entitled to receive, and would only be entitled to receive, the merger consideration provided for in the merger agreement. Under NOMOS' existing certificate of incorporation, an amendment to the certificate of incorporation requires the approval of the holders of (i) a majority of the outstanding common stock, (ii) a majority of the outstanding series A preferred stock, (iii) a majority of the outstanding series B preferred stock and (iv) at least 75% of the outstanding series C preferred stock, voting both together as one class on an as-converted-to-common stock basis, and as separate classes. Pursuant to the terms of a voting agreement, certain principal stockholders of NOMOS holding, in the aggregate, approximately 52% of NOMOS' outstanding shares of common stock, 59% of NOMOS' outstanding shares of series A preferred stock, 80% of NOMOS' outstanding shares of series B preferred stock and 85% of NOMOS' outstanding shares of series C preferred stock, agreed to vote all of their shares in favor of the amended and restated certificate of incorporation to become effective immediately prior to the consummation of the merger. Pursuant to a written consent dated November [

    ], 2003, NOMOS stockholders having sufficient votes to do so, approved and adopted the amended and restated certificate of incorporation. The amended and restated certificate of incorporation will take effect immediately prior to the consummation of the merger. If the merger is not consummated, the amended and restated certificate of incorporation will not become effective.

Exchange of Certificates in the Merger

        Before the consummation of the merger, an exchange agent will be appointed to handle the exchange of NOMOS stock certificates for certificates representing shares of NASI common stock and the payment of cash for such shares and fractional shares. Promptly after the consummation of the merger, the exchange agent will send a letter of transmittal to each former NOMOS stockholder explaining the procedure for surrendering NOMOS stock certificates in exchange for certificates representing the number of shares of NASI common stock into which the shares of NOMOS common stock and preferred stock were converted in the merger.

        After the completion of the merger, each certificate that previously represented shares of NOMOS common stock or preferred stock will only represent the right to receive the shares of NASI common stock and cash into which those shares of NOMOS common stock and preferred stock have been converted. In addition, after the completion of the merger, NOMOS will not register any transfers of the shares of NOMOS common stock. NASI stockholders need not exchange their stock certificates.

Fractional Shares

        No fractional shares of NASI common stock will be issued in the merger. Instead, the exchange agent will pay each of those stockholders who would have otherwise been entitled to a fractional share of NASI common stock an amount in cash determined by multiplying the fractional share interest by the average closing price, as reported on the Nasdaq National Market, of one share of NASI common stock for the ten consecutive trading days ending on and including the last trading day prior to the date of completion of the merger. No cash will be paid in lieu of fractional shares that would result if the shares underlying the NOMOS stock options and warrants were not rounded down in accordance with the merger agreement.

Covenants

        Each of NASI and NOMOS has undertaken certain covenants in the merger agreement restricting the conduct of its respective businesses between the date the merger agreement was signed and the completion of the merger. Some of these covenants are complicated and not easily summarized. You are urged to read carefully the section of the merger agreement entitled "Conduct of Business". The following summarizes the more significant of these covenants:

        Conduct of Business.    Except as expressly required by, or provided for, in the merger agreement, or agreed to by the other party in writing, each of NOMOS, NASI and their respective subsidiaries is required to carry on its business in the ordinary course, consistent with past practice and to use all reasonable efforts to (i) preserve intact its current business organization and goodwill and (ii) preserve its business relationships with its material customers and others having material business relationships with them.

        Required Consent.    Without the prior written consent of the other party, and with certain exceptions described in the merger agreement (which exceptions apply to certain but not all of the following items), none of NOMOS, NASI or any of their respective subsidiaries may take any of the following actions:

  •
  amend or propose to amend its charter documents or bylaws;

  •
  split, combine or reclassify any of its or any of its subsidiaries' capital stock;

  •
  declare, set aside or pay any dividends on or make any other distributions in respect of any of its capital stock except (a) from a subsidiary to the parent or another subsidiary of the parent or (b) pursuant to any employee benefit plan;

  •
  issue, sell or agree to issue or sell any shares of, or options, warrants or rights to acquire any shares of other capital stock other than (a) for NOMOS, the issuance of (i) shares upon the exercise of outstanding stock options or warrants referred to in the merger agreement or conversion of preferred stock or (ii) options under the NOMOS stock option plans and (b) for NASI, the issuance of (i) shares upon the exercise of outstanding stock option or warrants referred to in the merger agreement or (ii) options under any stock option plan;

  •
  incur any indebtedness for borrowed money other than in the ordinary course of business (including any borrowings under existing credit facilities);

  •
  redeem, purchase, or acquire any shares of its capital stock or any options, warrants or rights to acquire any of its capital stock or any security convertible or exchangeable for such capital stock;

  •
  knowingly take or fail to take any action that would cause the merger not to qualify as a "reorganization" under Section 368(a) of the Internal Revenue Code;

  •
  make any acquisition of any assets or businesses other than (a) in the ordinary course of business or (b) acquisitions involving aggregate consideration of no more than $250,000;

  •
  sell, dispose of or encumber any material assets or businesses other than in the ordinary course of business; and

  •
  enter into any binding contract, agreement, commitment or arrangement with respect to any of the foregoing.

        No Solicitation.    Each of NASI and NOMOS has agreed that, except in certain circumstances described below, NASI and NOMOS will not, nor will either company authorize or permit any of its directors, officers, employees, investment bankers, attorneys, accountants or other advisors or representatives to directly or indirectly take any of the following actions:

  •
  solicit, initiate, induce, encourage or take any other action to facilitate any inquiries or the making of any proposal or offer that constitutes, or could reasonably be expected to lead to, an "acquisition proposal" (as described below); or

  •
  enter into, continue or otherwise participate in any discussions or negotiations regarding, furnish any information with respect to, assist or participate in any effort or attempt by any person with respect to, or otherwise cooperate in any way with any acquisition proposal.

        The merger agreement also provides that each party will promptly advise the other of the terms of and identity of the person making any acquisition proposal or any inquiry or request for information relating to any acquisition proposal, the status and terms of any such discussions or negotiations and copies of all correspondence and other written material received in connection with such acquisition proposal.

        An "acquisition proposal" means, with respect to any party, any offer or proposal by any person other than NASI, with respect to NOMOS, relating to any transaction or series of transactions other than transactions contemplated by the merger agreement involving:

  •
  any acquisition or purchase by any individual, entity or organization of more than 15% of the total outstanding voting securities of such party or any of its subsidiaries;

  •
  any tender offer or exchange offer that, if consummated, would result in any individual, entity or organization beneficially owning 15% or more of the total outstanding voting securities of such party or any of its subsidiaries;

  •
  any merger, consolidation, business combination or similar transaction involving such party pursuant to which the security holders of such party immediately preceding such transaction hold less than 85% of the equity interests in the surviving or resulting entity of such transaction;

  •
  any sale, lease (other than in the ordinary course of business), exchange, transfer, license (other than in the ordinary course of business), acquisition or disposition of more than 15% of the assets of such party, taken as a whole; or

  •
  any liquidation, dissolution, recapitalization or other significant corporate reorganization of such party.

        Each of NASI and NOMOS has agreed that, except in certain circumstances described below, their respective board of directors, and any committee thereof, will not take any of the following actions:

  •
  withdraw or modify, or publicly propose to withdraw or modify, in a manner adverse to the other party, its approval or recommendation with respect to this merger and the merger agreement;

  •
  cause or permit NASI or NOMOS, as the case may be, to enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement or similar agreement constituting or relating to any acquisition proposal; or

  •
  adopt, approve or recommend, or propose to adopt, approve or recommend any acquisition proposal.

        Prior to the approval of the merger and merger agreement at NOMOS stockholders' meeting, NOMOS, in response to an unsolicited acquisition proposal that is, or that is reasonably likely to result in, a "superior proposal" (as defined below) may (i) furnish information with respect to NOMOS to a person making such superior proposal and (ii) participate in discussions or negotiations with such person regarding such superior proposal if all of the following conditions are met:

  •
  NOMOS' board of directors has determined in good faith, after consultation with outside counsel, that such action is required to comply with its fiduciary obligations;

  •
  such acquisition proposal was not a result of a breach by NOMOS of the non-solicitation provisions in the merger agreement; and

  •
  NOMOS enters into a confidentiality agreement with the person proposing the superior proposal with terms no less restrictive than the confidentiality agreement between NASI and NOMOS.

        In response to a superior proposal, NOMOS' board of directors may withdraw or modify its recommendation in favor of the merger agreement, the proposed merger and the other transactions contemplated by the merger agreement if all of the following conditions are met:

  •
  NOMOS' board of directors believes in good faith, after consultation with outside counsel, that its fiduciary obligations require it to do so;

  •
  such acquisition proposal was not a result of a breach by NOMOS of the non-solicitation provisions in the merger agreement;

  •
  NOMOS stockholder have not approved the merger and merger agreement at NOMOS stockholders' meeting; and

  •
  NOMOS has provided NASI five business days' prior written notice that (i) indicates NOMOS' desire to modify or withdraw the recommendation due to the existence of a superior proposal and (ii) specifies the material terms and conditions of the superior proposal and the identity of the individual, entity or organization making the superior proposal.

        In addition, before any meeting of NOMOS' board of directors regarding a superior proposal, NOMOS must give NASI (i) a copy of the definitive documentation relating to such superior proposal to the extent not already provided to NASI and (ii) at least:

  •
  24 hours prior notice (or such lesser prior notice as provided to members of NOMOS' board of directors but in no event less than 8 hours) of any meeting at which NOMOS' board of directors is reasonably expected to consider a superior proposal; and

  •
  two business days prior written notice of any meeting at which NOMOS' board of directors is reasonably expected to recommend a superior proposal to its stockholders.

        A "superior proposal," means any unsolicited, bona fide written acquisition proposal to NOMOS (i) on terms that NOMOS' board of directors has in good faith, after consultation with an internationally recognized independent financial advisor, determined to be more favorable from a financial point of view to its stockholders than the merger after taking into account all of the terms and conditions of such proposal and the merger agreement (including any proposal by NASI to amend the terms of the merger agreement) and (ii) that is reasonably capable of being consummated on the terms proposed, taking into account all financial, regulatory, legal and other aspects of such acquisition proposal.

        No acquisition proposal or change of recommendation will limit or otherwise affect the obligation of NOMOS to call, give notice of, convene and hold the special meeting of its stockholders in connection with the merger that is the subject of this joint proxy statement/prospectus.

Other Covenants and Agreements

        Expenses.    Each company has agreed to pay its own costs and expenses incurred in connection with the merger and the merger agreement. Each company has agreed to pay 50% of any expenses incurred in connection with the HSR Act filing fees, if any, and the costs associated with the printing and mailing of this joint proxy statement/prospectus.

        Election to NASI's Board of Directors.    Immediately after the consummation of the merger, NASI will take all actions necessary to expand its board of directors to consist of nine members. Seven of the nine members will be persons who served on NASI's board of directors immediately prior to the consummation of the merger. The two additional members will be John W. Manzetti and John A. Friede.

        Other Covenants and Agreements.    The merger agreement contains certain other covenants and agreements, including covenants relating to:

  •
  confidentiality and access by each party to certain information about the other party;

  •
  cooperation between NASI and NOMOS in the preparation of this joint proxy statement/prospectus;

  •
  cooperation to obtain (and to keep each other apprised of the status of) all governmental approvals required to complete the merger;

  •
  cooperation with respect to any public announcements regarding the merger;

  •
  timeliness of holding stockholders' meetings to approve the merger and the recommendation of the boards of directors of the parties with respect to approval of the merger at such meetings (subject to the provisions described above permitting NOMOS' board of directors to change its recommendation);

  •
  execution and delivery of the affiliate letter by each officer, director and other person who is an "affiliate" (as that term is used in Rule 145 promulgated under the Securities Act) of NOMOS prior to effectiveness of the merger;

  •
  agreements of NASI and NOMOS to provide prompt notification of, and use of commercially reasonable efforts to remedy (i) certain occurrences or events that would reasonably be expected to cause any representation or warranty contained in the merger agreement to be materially untrue or inaccurate at the time of effectiveness of the merger or (ii) any material failure to comply with any covenant, agreement or condition contained in the merger agreement;

  •
  agreements of NASI and NOMOS to use commercially reasonable efforts to cause acquisition of NASI common stock or other securities in connection with the merger by officers or directors of NOMOS to be exempt pursuant to Rule 16b-3 under the Exchange Act;

  •
  agreements of NASI and NOMOS to use commercially reasonable efforts to cause the merger to be treated as a "reorganization" within the meaning of Section 368 of the Internal Revenue Code;

  •
  the submission of a Notification Form, if required, to the Nasdaq National Market, to list the additional shares of NASI common stock to be issued pursuant to the transactions contemplated by the merger agreement;

  •
  participation in the defense or settlement of any stockholder litigation relating to the merger agreement or any transactions contemplated thereby;

  •
  indemnification of present and former officers and directors of NOMOS for a period of 6 years from the date of effectiveness of the merger and the maintenance of directors' and officers' liability insurance for such duration;

  •
  all NOMOS employees who continue service with the surviving corporation to be given full credit for prior service under comparable NASI employee benefit plans;

  •
  amendment to the NASI rights agreement so that John A. Friede shall not be an "acquiring person" under the NASI rights agreement due solely to (i) consummation of the transactions contemplated in the merger agreement, (ii) exercise of stock options currently held by John A. Friede and additional stock options granted to John A. Friede by NASI in connection with services provided by John A. Friede as a NASI director or (iii) the acquisition of beneficial ownership of any other equity securities of NASI representing up to 5% of NASI common stock and which are deposited in, and subject to, the voting trust agreement;

  •
  execution and delivery of the voting agreement by John A. Friede;

  •
  execution and delivery of the lock-up agreements by each employee of NOMOS who is a holder of outstanding equity securities of NOMOS on or prior to the effectiveness of the merger; and

  •
  delivery by NOMOS to NASI of the address of each holder of NOMOS stock options.

Representations and Warranties

        The merger agreement contains substantially reciprocal representations and warranties, many of which are qualified by materiality, made by each of NASI and NOMOS to the other. The representations and warranties relate to, among other topics, the following:

  •
  corporate existence, qualification to conduct business and corporate standing and power;

  •
  ownership of subsidiaries and capital structure;

  •
  corporate authority to enter into and perform the merger agreement and enforceability of the merger agreement;

  •
  absence of a breach of the certificate of incorporation, bylaws, law or material agreements as a result of the merger;

  •
  filings with the Securities and Exchange Commission and other government entities;

  •
  financial statements;

  •
  absence of undisclosed liabilities;

  •
  absence of certain changes or events, including litigation;

  •
  compliance with laws and regulations;

  •
  tax matters;

  •
  labor and other employment matters and employee benefit plans;

  •
  compliance with environmental laws;

  •
  title to assets;

  •
  insurance matters;

  •
  absence of undisclosed interested party transactions;

  •
  existence and enforceability of material contracts;

  •
  intellectual property matters;

  •
  payment of fees to finders or brokers in connection with the merger agreement; and

  •
  opinions of financial advisors.

        The merger agreement also contains certain representations and warranties of NOMOS which relate to the following topics:

  •
  employee benefit plans;

  •
  real estate;

  •
  relationships with customers and suppliers;

  •
  bank accounts and business locations;

  •
  names under which NOMOS or its subsidiaries does business and prior acquisitions involving NOMOS or its subsidiaries;

  •
  records of NOMOS; and

  •
  accuracy of information furnished by NOMOS to NASI.

Conditions to Completion of the Merger

        The obligations of NOMOS and NASI to effect the merger are subject to the satisfaction of the following conditions:

  •
  the approval of the merger and merger agreement by NOMOS stockholders and NASI stockholders;

  •
  the approval by NASI stockholders of the issuance of shares of NASI common stock in connection with the merger;

  •
  the approval by NASI stockholders of any amendments to NASI's stock option plans necessary or advisable in connection with the transactions contemplated by the merger agreement;

  •
  the expiration or termination of the applicable waiting periods under anti-trust laws;

  •
  the absence of any law, order or injunction prohibiting completion of the merger;

  •
  the receipt of all other governmental and regulatory consents, approvals and authorizations necessary for the merger;

  •
  the Securities and Exchange Commission having declared effective the NASI registration statement, of which this joint proxy statement/prospectus forms a part; and

  •
  the submission of a Notification Form, if required, to the Nasdaq National Market to list the additional shares of NASI common stock to be issued pursuant to the transactions contemplated by the merger agreement.

        In addition, the obligations of NOMOS to effect the merger are subject to the satisfaction or waiver of the following additional conditions:

  •
  NASI having performed or complied, in all material respects, with all agreements or covenants required to be performed by NASI under the merger agreement;

  •
  the representations and warranties of NASI and AMC contained in the merger agreement being true and correct as required by the merger agreement, except as would not otherwise have a material adverse effect;

  •
  the receipt of an opinion of NOMOS' or NASI's company counsel to the effect that the merger will qualify as a "reorganization" under the Internal Revenue Code;

  •
  the receipt of an opinion of NASI's company counsel; and

  •
  NASI shall have executed the registration rights agreement with John A. Friede and other signatories thereto.

        In addition, the obligations of NASI to effect the merger are subject to the satisfaction or waiver of the following additional conditions:

  •
  NOMOS having performed or complied, in all material respects, with all agreements or covenants required to be performed by NOMOS under the merger agreement;

  •
  the representations and warranties of NOMOS contained in the merger agreement being true and correct as required by the merger agreement, except as would not otherwise have a material adverse effect;

  •
  the receipt of an opinion of NASI's or NOMOS' company counsel to the effect that the merger will qualify as a "reorganization" under the Internal Revenue Code;

  •
  the receipt of an opinion of NOMOS' company counsel;

  •
  the receipt of certain consents, waivers and assignments regarding the merger as set forth in an exhibit to the merger agreement;

  •
  the receipt of affiliate letters executed by all persons legally required to execute an affiliate letter;

  •
  the receipt of lock-up agreements executed by all persons required to execute a lock-up agreement;

  •
  the exercise of dissenters' rights shall not have been made by more than 5% of the outstanding shares of NOMOS common stock;

  •
  the receipt of an indemnification escrow agreement executed by NOMOS, on behalf of its stockholders, and the escrow agent;

  •
  the receipt of a voting agreement and voting trust executed by John A. Friede;

  •
  the receipt of (i) the text of the resolutions adopted by NOMOS' board of directors authorizing the execution of the merger agreement and consummation of all transactions contemplated thereby, (ii) text of the resolutions adopted by NOMOS stockholders approving the merger, principal terms of the merger agreement and transactions contemplated thereby and (iii) current certified organizational documents of NOMOS, certified as true, correct and complete by NOMOS' corporate secretary;

  •
  NOMOS' amended certificate of incorporation shall have been filed with and accepted by the Secretary of State of the State of Delaware; and

  •
  the receipt of a stockholders' voting agreement executed, by all applicable NOMOS stockholders, related to the approval of NOMOS' proposed amended and restated certificate of incorporation.

Escrow Arrangement; Indemnification Escrow Agreement

        As a condition to NASI's willingness to enter into the merger agreement, John A. Friede (as "Stockholder Representative" acting on behalf of all of NOMOS stockholders) is entering into an indemnification escrow agreement with NASI, NOMOS and U.S. Bank National Association (the "Escrow Agent"). Pursuant to the merger agreement, an aggregate of approximately 15.8% of the shares of NASI common stock and cash otherwise issuable or payable in the merger to holders of NOMOS capital stock will automatically be deposited in two separate escrow funds upon the consummation of the merger. An aggregate of approximately 526,740 shares of NASI common stock and $1.2 million of the cash will be held with the Escrow Agent in an escrow fund (the "General Escrow Fund") for a period of two years following the effective time of the merger and will serve as a source of reimbursement to NASI, AM Capital I, Inc., and their respective officers, directors, employees, consultants, stockholders and affiliates (collectively the "Indemnified Parties") for, among other things: (i) any losses arising from any breach by NOMOS of its representations and warranties in the merger agreement, other than with respect to the Parker/Hunter matter; or (ii) any failure by NOMOS to perform its covenants and obligations under the merger agreement. An aggregate of 307,617 shares of NASI common stock and $700,800 of the cash will be held in a second escrow fund (the "Special Escrow Fund") to serve as a source of reimbursement to the Indemnified Parties for any losses incurred by the Indemnified Parties or NOMOS before the consummation of the merger and by the Indemnified Parties after the consummation of the merger arising out of the demand made against NOMOS by Parker/Hunter Incorporated as discussed above in the section entitled "Information Regarding NOMOS—Legal Proceedings".

        Subject to holdbacks for any unresolved claims, the General Escrow Fund will terminate on the second anniversary of the effective date of the merger. The remaining Escrow Consideration in the General Escrow Fund, if any, will be distributed, subject to certain indemnity rights of the stockholder representative, to the former holders of NOMOS capital stock that contributed such shares of NASI common stock and cash to the General Escrow Fund. The Special Escrow Fund will terminate upon the final resolution of the dispute related to the demand made against NOMOS by Parker/Hunter. Such final resolution shall be documented by a final non-appealable judgment or order of a court of competent jurisdiction or a settlement and release agreement entered into by Parker/Hunter, NOMOS and NASI. For more information regarding the escrow arrangements, we encourage you to review the form of indemnification escrow agreement attached as Annex D to this joint proxy statement/prospectus as well as Section 3.6 and Article XII of the merger agreement, which is attached as Annex A to this joint proxy statement/prospectus.

Stockholder Representative

        John A. Friede will serve as the representative of NOMOS stockholders under the indemnification escrow agreement and shall have full power and authority to represent the NOMOS stockholders with respect to all matters arising under the indemnification escrow agreement, including the power to object to claims for reimbursement, to negotiate and enter into settlements and compromises with respect to such claims and to take certain other actions with respect to claims made against the Escrow Consideration in the escrow funds. It is anticipated that the parties will provide for indemnification of Mr. Friede, as the stockholder representative, out of any amounts remaining in the general escrow fund after the termination of the escrow agreement and prior to distributions to former NOMOS stockholders.

Termination of Merger Agreement

        Right to Terminate.    The merger agreement may be terminated at any time prior to the completion of the merger under the following circumstances:

  •
  by mutual written agreement of both parties;

  •
  by either NASI or NOMOS for any of the following reasons:

  •
  if the merger has not been consummated by April 16, 2004, provided that such terminating party shall not have breached in any material respect its obligations under the merger agreement in any manner that shall have proximately contributed to the failure to consummate the merger on or before April 16, 2004;

  •
  if (i) either the stockholders of NOMOS have not approved the merger and merger agreement or the stockholders of NASI have not approved the issuance of NASI common stock in the merger and related matters and (ii) such failure to obtain such stockholder approval was not principally caused by (through action or inaction) the party seeking to terminate the merger agreement; or

  •
  if a U.S. court or governmental entity has issued a final and nonappealable order, decree or ruling or taken any other action or inaction which has the effect of permanently restraining, enjoining or otherwise prohibiting the merger and the party seeking to terminate has used commercially reasonable efforts to resolve such order, decree, ruling or other action or inaction.

  •
  by action of NOMOS' board of directors upon a material breach of (i) any representation or warranty contained in the merger agreement on the part of NASI or AMC that has not been cured in all material respects and which has caused any of the conditions set forth in the merger agreement to be incapable of being satisfied on or prior to April 16, 2004 or (ii) any covenant or agreement on the part of NASI that has not been cured in all material respects and which has caused any of the conditions set forth in the merger agreement to be incapable of being satisfied on or prior to April 16, 2004; and

  •
  by action of NASI's board of directors upon a material breach of (i) any representation or warranty contained in the merger agreement on the part of NOMOS that has not been cured in all material respects and which has caused any of the conditions set forth in the merger agreement to be incapable of being satisfied on or prior to April 16, 2004 or (ii) any covenant or agreement on the part of NOMOS that has not been cured in all material respects and which has caused any of the conditions set forth in the merger agreement to be incapable of being satisfied on or prior to April 16, 2004.

Termination Fee

        If terminated, the merger agreement will become void and, except in circumstances where a termination fee is payable, neither party will have any liability to the other party under the merger agreement. Upon a termination, a party may become obligated to pay to the other party a termination fee, as described below:

        NOMOS will be obligated to pay a termination fee to NASI equal to $3,000,000 if all of the following conditions are met:

  •
  the merger agreement is terminated (i) by NASI because the merger has not been consummated by April 16, 2004 (and a NASI breach under the merger agreement did not proximately contribute to the failure to consummate the merger by such date), to the extent that the failure to consummate the merger was proximately contributed to by a material breach of any obligation of NOMOS under the merger agreement, (ii) by NASI or NOMOS because the stockholders of NOMOS did not approve the merger at the special meeting of NOMOS stockholders (and a breach by the terminating party of an obligation under the merger agreement was not the principal cause of such failure of the NOMOS stockholders to approve the merger) or (iii) by NASI because NOMOS has materially breached any representation, warranty, covenant or agreement contained in the merger agreement (which breach has not been cured) causing certain closing conditions set forth in the merger agreement to be incapable of being satisfied on or prior to April 16, 2004;

  •
  NOMOS received an acquisition proposal after execution but before the termination of the merger agreement; and

  •
  within 12 months following the termination of the merger agreement NOMOS (i) consummates a third party acquisition (as defined below) or (ii) enters into definitive agreement providing for a third party acquisition and consummates such third party acquisition within 12 months following the execution of such definitive agreement.

        NASI will be obligated to pay a termination fee to NOMOS equal to $1,500,000 if all of the following conditions are met:

  •
  NOMOS validly terminates the merger agreement because stockholders of NASI did not approve the issuance of NASI common stock in the merger and related matters;

  •
  NASI received an acquisition proposal after execution but before the termination of the merger agreement; and

  •
  within 12 months following the termination of the merger agreement NASI (i) consummates a third party acquisition (as defined below) or (ii) enters into definitive agreement providing for a third party acquisition and consummates such third party acquisition within 12 months following the execution of such definitive agreement.

        A "third party acquisition" means any of the following transactions, other than the transactions contemplated by the merger agreement:

  •
  a merger, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction as a result of which the stockholders of NASI or NOMOS, as applicable, immediately preceding such transaction hold less than 50% of the aggregate equity interests in the surviving or resulting entity of such transaction;

  •
  a sale or other disposition of assets representing in excess of thirty 30% of the aggregate fair market value of the business of NASI or NOMOS, as applicable, immediately prior to such sale; and

  •
  an acquisition by any person or group (including by way of a tender offer or an exchange offer or issuance), directly or indirectly, of beneficial ownership or a right to acquire beneficial ownership of shares representing in excess of 30% of the voting power of the then outstanding shares of capital stock of NASI or NOMOS, as applicable.

Amendments, Extensions and Waivers

        Subject to applicable law, the parties may amend the merger agreement in writing at any time prior to the completion of the merger. In addition, at any time prior to the completion of the merger, any party to the merger agreement may (i) extend the time for performance of any of the obligations of the other party, (ii) waive any inaccuracies in the representations and warranties of the other party and (iii) waive compliance by the other party with any of the agreements or conditions in the merger agreement. However, after a party has received the approval of its stockholders, no amendment or waiver can be made that by law requires further stockholder approval without such further approval.

        On November 25, 2003, NASI and NOMOS entered into a first amendment to the merger agreement to provide for an additional escrow arrangement relating to any losses arising out of the demand made against NOMOS by Parker/Hunter Incorporated as discussed in the section entitled "Information Regarding NOMOS—Legal Proceedings". Please also see "—Escrow Arrangements; Indemnification Escrow Agreement". A copy of the first amendment is included as Annex A-2 to this joint proxy statement/prospectus.

RELATED AGREEMENTS

        This section of the joint proxy statement/prospectus describes agreements related to the merger agreement. While NASI and NOMOS believe that these descriptions cover the material terms of these agreements, these summaries may not contain all of the information that is important to you. Forms of these agreements are attached as exhibits to this joint proxy statement/prospectus as Annexes.

        Voting Agreement; Irrevocable Proxies and Voting Trust.    As a condition to NASI entering into the merger agreement, John A. Friede entered into a voting agreement and executed irrevocable proxies with respect to NOMOS capital stock and NASI capital stock subject to the voting agreement and entered into a voting trust in connection with the voting agreement. By entering into the voting agreement, John A. Friede has agreed to the following:

  •
  unless the merger agreement is validly terminated, vote all shares of NOMOS capital stock that he beneficially owns (i) in favor of the approval of the merger, the approval of the merger agreement and the other transactions contemplated by the merger agreement and (ii) against any matter that is intended to, or could reasonably be expected to, impede, interfere with, delay or otherwise adversely affect the consummation of the merger of the other transactions contemplated by the merger agreement;

  •
  until the earlier of (i) the second anniversary of the consummation of the merger or (ii) the date the merger agreement is validly terminated, vote all shares of NASI common stock over which he is the beneficial owner to elect to the NASI board of directors, subject to certain conditions, those individuals nominated by the members of the NASI board of directors that served in such function immediately prior to the consummation of the merger (or the successors thereto) (the "Acquiror Board Designees");

  •
  until the earlier of (i) the second anniversary of the consummation of the merger or (ii) the date the merger agreement is validly terminated, not to vote any shares of NASI common stock over which he will have voting power in favor of any change of control transaction with respect to NASI not approved by the Acquiror Board Designees; and

  •
  not to acquire beneficial ownership of NASI capital stock other than (a) pursuant to the merger, (b) through the exercise of stock options held by him as of the date of consummation of the merger or granted to him by NASI in connection with his services as a NASI director or (c) NASI capital stock acquired and deposited into the voting trust executed by John A. Friede and NASI. Except with respect to the specific items covered by the voting agreement, John A. Friede may vote such shares of NOMOS and NASI capital stock in any manner Mr. Friede deems appropriate.

        The irrevocable proxies with respect to the NOMOS capital stock and NASI capital stock subject to the voting agreement appoint Michael Cutrer, president and chief executive officer and Alan Edrick, Senior Vice president and chief financial officer, respectively of NASI as the proxies for John A. Friede to vote such shares in accordance with the voting agreement.

        Approximately 1,510,574 shares of NOMOS common stock, 40,101 shares of NOMOS series A preferred stock and 1,481,035 shares of NOMOS series B preferred stock owned by John A. Friede, representing approximately 41% of the total voting power of NOMOS common stock and preferred stock voting together on an as-converted-to-common stock basis outstanding as of November 1, 2003, is subject to the terms of the voting agreement. John A. Friede was not paid additional consideration in connection with the voting agreement.

        Pursuant to the terms of the voting agreement, John A. Friede has agreed to place all shares of NASI capital stock over which he acquires beneficial ownership other than (a) pursuant to the merger, (b) through the exercise of stock options held by John A. Friede as of the date of consummation of the merger or granted to John A. Friede by NASI in connection with his services as a NASI director, into the voting trust. The voting trust will appoint a trustee over the shares of NASI capital stock deposited into the trust and grants the trustees full power and authority to vote such deposited shares of NASI capital stock on behalf of the depositors of such shares.

        The voting agreement will terminate upon the earlier to occur of the termination of the merger agreement or the second anniversary of the consummation of the merger. The irrevocable proxy with respect to the NOMOS capital stock will terminate upon the earlier to occur of the termination of the merger agreement or the date of effectiveness of the merger. The irrevocable proxy with respect to the NASI capital stock will terminate upon the earlier to occur of the termination of the merger agreement or the second anniversary of the consummation of the merger. The voting trust will terminate upon the second anniversary of the date of consummation of the merger. The voting agreement and irrevocable proxies are contained within Annex B to this joint proxy statement/prospectus and the form of voting trust is contained within Annex C to this joint proxy statement/prospectus. We encourage you to read the voting agreement, irrevocable proxies and form of voting trust carefully.

        Registration Rights Agreement.    A condition to NOMOS' willingness to enter into the merger agreement is that NASI enter into a registration rights agreement with the following NOMOS stockholders: John A. Friede, Corporate Opportunities Fund, L.P., Corporate Opportunities Fund (Institutional), L.P., Cross Atlantic Partners, Inc., Cross Atlantic Partners I, K/S, Cross Atlantic Partners II, Cross Atlantic Partners III, Cross Atlantic Partners IV, K/S, Nordea Bank Danmark A/S, A. Carey Zesiger, Alexa L. Zesiger, Barrie Ramsay Zesiger and Nicola L. Zesiger. By entering into the registration rights agreement, NASI has agreed that in the event that NASI proposes to file a registration statement (other than a registration statement on form S-4 or S-8) with respect to NASI common stock for NASI's account pursuant to an underwritten offering, NASI will, subject to certain exceptions and upon the written request of the NOMOS stockholders, register the shares of NASI common stock held by such NOMOS stockholders along with the proposed shares of NASI common stock to be registered for NASI's own account. The participation of such NOMOS stockholders in such registration is subject to certain reductions that may be required by the managing underwriters. NASI has also agreed to include the shares of NASI stock held by the NOMOS stockholders if NASI proposes to file a registration statement related to the resale of restricted securities issued in connection with certain business combinations or disposition transactions.

        The form of registration rights agreement is attached within Annex E to this joint proxy statement/prospectus. We encourage you to read the form of registration rights agreement carefully.

        Affiliate Letters.    A condition of NASI's obligation to consummate the merger is that each officer, director or other person who is an "affiliate" (as that term is used in Rule 145 promulgated under the Securities Act) of NOMOS have executed and delivered an affiliate letter to NASI. By entering into the affiliate letter, each such person acknowledges that they may be deemed an affiliate of NOMOS and agrees not to make any sale, transfer, encumbrance, pledge or disposition of any NASI common stock received by such person in the merger in violation of the Securities Act or the rules and regulation of the Securities and Exchange Commission.

        The form of affiliate letter is attached within Annex F to this joint proxy statement/prospectus. We encourage you to read the form of affiliate letter carefully.

        Lock-Up Agreements.    A condition to NASI's obligation to consummate the merger is that each person executing an affiliate letter and a minimum number of employees of NOMOS who hold outstanding equity securities of NOMOS on or prior to the date of effectiveness of the merger, and certain other persons, execute and deliver an appropriate lock-up agreement to NASI. By entering into the lock-up agreements with NASI, these persons, subject to certain conditions and exceptions, agreed to limit the sale or transfer of the shares of NASI common stock that these stockholders may receive in connection with the proposed merger. By signing this agreement, these stockholders agree not to sell or otherwise transfer any shares of NASI common stock received in connection with the proposed merger for a period of six months, twelve months or eighteen months (depending upon the terms of the particular lock-up agreement entered into) following the completion of the merger.

        The form of lock-up agreement is attached within Annex G to this joint proxy statement/prospectus. We encourage you to read the form of lock-up agreement carefully.

PRO FORMA FINANCIAL DATA

Unaudited Pro Forma Condensed Combined Consolidated Financial Statements of
North American Scientific, Inc. and NOMOS Corporation

        The following unaudited pro forma condensed consolidated financial statements of the combined company give effect to the merger of NASI and NOMOS in a transaction to be accounted for as a purchase with NASI treated as the acquiror. The unaudited pro forma condensed combined consolidated balance sheet as of July 31, 2003 combines the historical consolidated balance sheets of NASI as of July 31, 2003 and NOMOS as of September 30, 2003, giving effect to the merger as if it occurred on July 31, 2003. The unaudited pro forma condensed combined consolidated statements of operations for the fiscal year ended October 31, 2002 and for the nine months ended July 31, 2003 combine the historical consolidated statements of operations of NASI and NOMOS for the fiscal year ended October 31, 2002 and for the year ended December 31, 2002, respectively, and the nine months ended July 31, 2003 and the nine months ended September 30, 2003, respectively, giving effect to the merger as if it occurred on November 1, 2001, reflecting only pro forma adjustments expected to have a continuing impact on the combined results. The assumptions, estimates and adjustments are preliminary and have been made solely for purposes of developing such pro forma information.

        Under the purchase method of accounting, the total estimated purchase price, calculated as described in Note 1 to these unaudited pro forma condensed combined consolidated financial statements, is allocated to the net tangible and intangible assets of NOMOS acquired in connection with the merger based on their fair values as of the completion of the merger. A preliminary valuation was conducted in order to assist management of NASI in determining the fair values of a significant portion of these assets. This preliminary valuation has been considered in management's estimate of the fair values reflected in these unaudited pro forma condensed combined consolidated financial statements. A final determination of these fair values, which cannot be made prior to the completion of the merger, will include management's consideration of a final valuation. This final valuation will be based on the actual net tangible and intangible assets of NOMOS that exist as of the date of the completion of the merger.

        Further, the unaudited condensed combined consolidated financial statements do not include any adjustments for liabilities resulting from integration planning, as management is in the process of making these assessments and estimates of such costs are not currently known.

        These unaudited pro forma condensed combined consolidated financial statements have been prepared based on preliminary estimates of fair values. Amounts allocated to intangible assets may increase significantly, which could result in a material increase in amortization of intangible assets. Therefore, the actual amounts recorded as of the completion of the merger may differ materially from the information presented in these unaudited pro forma condensed combined consolidated financial statements. The impact of ongoing integration activities, the timing of completion of the merger and other changes in NOMOS' net tangible and intangible assets which occur prior to the completion of the merger, as well as the receipt of the final valuation, could cause material differences in the information presented.

        The unaudited pro forma condensed combined consolidated financial statements should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the historical audited consolidated financial statements and accompanying notes of NASI incorporated by reference into this joint proxy statement/prospectus and of NOMOS included elsewhere in this joint proxy statement/prospectus, and the summary of selected historical consolidated financial data included elsewhere in this joint proxy statement/prospectus. The unaudited pro forma condensed combined consolidated financial statements are not intended to represent or be indicative of the consolidated results of operations or financial condition of NASI that would have been reported had the merger been consummated as of the dates presented and should not be taken as representative of the future consolidated results of operations or financial condition for the merged entity.

UNAUDITED PRO FORMA CONDENSED COMBINED CONSOLIDATED BALANCE SHEET

As of July 31, 2003

(in thousands)

	Historical
	NASI As of July 31, 2003	NOMOS As of September 30, 2003	Pro Forma Adjustments		Pro Forma Combined
			(Note 3)
ASSETS
Current assets
Cash and cash equivalents	$2,035	$3,668	—		$5,703
Marketable securities	31,683	—	(12,000	)(A)	19,683
Accounts receivable, net	2,024	8,118	—		10,142
Inventories	723	4,060	93	(B)	4,876
Prepaid expenses and other current assets	1,460	346	—		1,806

Total current assets	37,925	16,192	(11,907)		42,210
Non-current marketable securities	17,886	—	—		17,886
Equipment and leasehold improvements	2,935	1,576	—		4,511
Non-current receivables	—	642	(293	)(C)	349
Intangibles, net	381	—	21,100	(D)	21,481
Goodwill	3,659	—	16,157	(E)	19,816
Deferred income taxes	844	—	—		844
Other assets	109	86	—		195

Total assets	$63,739	$18,496	$25,057		$107,292

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
Accounts payable	$1,052	$2,224	—		$3,276
Accrued expenses	3,986	2,675	2,700	(F)	9,553
			192	(G)
Accrued royalties	—	148	—		148
Advance billings	—	1,308	—		1,308
Unearned revenue	—	3,737	—		3,737

Total current liabilities	5,038	10,092	2,892		18,022
Unearned revenue—long term	—	998	—		998
Deferred tax liabilities	—	—	—		—

Total liabilities	5,038	11,090	2,892		19,020
Redeemable convertible series C preferred stock	—	9,191	(9,191	)(H)	—
Stockholders' equity
Series A convertible preferred stock	—	—	—		—
Series B convertible preferred stock	—	—	—		—
Common stock	103	—	53	(I)	156
Deferred stock-based compensation	—	(238)	238	(I)	—
Accumulated other comprehensive loss	—	(34)	34	(I)	—
Paid-in capital	74,147	75,583	(33,065	)(I)	116,665
Accumulated deficit	(15,420)	(76,753)	76,753	(I)	(28,420)
			(13,000)	(I)
Treasury stock	(129)	(343)	343	(I)	(129)

Total stockholders' equity	58,701	(1,785)	31,356		88,272

Total liabilities and stockholders' equity	$63,739	$18,496	$25,057		$107,292

See the Notes to Unaudited Pro Forma Condensed Combined Consolidated Financial Statements, which are an integral part of these statements.

UNAUDITED PRO FORMA CONDENSED COMBINED CONSOLIDATED STATEMENT OF OPERATIONS

Fiscal Year Ended October 31, 2002

(in thousands, except per share data)

	Historical
	NASI Year Ended October 31, 2002	NOMOS Year Ended December 31, 2002	Pro Forma Adjustments		Pro Forma Combined
			(Note 3)
Revenues:
Product	$20,780	$24,343	—		$45,123
Service	—	6,782	—		6,782

Net sales	20,780	31,125	—		51,905
Cost of revenue	7,581	14,454	—		22,035

Gross profit	13,199	16,671	—		29,870
Operating expenses:
Selling, general and administrative	6,525	10,908	360	(J)	17,793
Research and development	8,951	5,392	1,625	(J)	15,968
Write-off of licenses and equipment	2,714	—	—		2,714
Offering and relocation costs	—	2,507	—		2,507

Total operating expenses	18,190	18,807	1,985		38,982

Loss from operations	(4,991)	(2,136)	(1,985)		(9,112)
Interest and other income, net	1,834	71	(156	)(L)	1,749

Loss before provision for income taxes	(3,157)	(2,065)	(2,141)		(7,363)
Provision for income taxes	2,087	—	—		2,087

Net loss	$(5,244)	$(2,065)	$(2,141)		$(9,450)

Basic and diluted loss per share	$(0.51)				$(0.61)

Shares used in basic and diluted per share calculation	10,210		5,267	(K)	15,477

See the Notes to Unaudited Pro Forma Condensed Combined Consolidated Financial Statements, which are an integral part of these statements.

UNAUDITED PRO FORMA CONDENSED COMBINED CONSOLIDATED STATEMENT OF OPERATIONS

Nine Months Ended July 31, 2003

(in thousands, except per share data)

	Historical
	NASI Nine months ended July 31, 2003	NOMOS Nine months ended September 30, 2003	Pro Forma Adjustments		Pro Forma Combined
			(Note 3)
Revenues:
Product	$11,056	$15,977	—		$27,033
Service	—	6,796	—		6,796

Net sales	11,056	22,773	—		33,829
Cost of revenue	4,988	10,938	—		15,926

Gross profit	6,068	11,835	—		17,903
Operating expenses:
Selling, general and administrative	8,149	9,196	270	(J)	17,615
Research and development	5,431	3,504	1,219	(J)	10,154

Total operating expenses	13,580	12,700	1,489		27,769

Income (loss) from operations	(7,512)	(865)	(1,489)		(9,866)
Interest and other income, net	1,534	1,781	(117	)(L)	3,198

Income (loss) before provision for income taxes	(5,978)	916	(1,606)		(6,668)
Provision for income taxes	—	—	—		—

Income (loss) before cumulative effect of change in accounting principle	$(5,978)	$916	$(1,606)		$(6,668)

Basic and diluted loss before cumulative effect of change in accounting principle per share	$(0.58)				$(0.43)

Shares used in basic and diluted per share calculation	10,253		5,267	(K)	15,520

See the Notes to Unaudited Pro Forma Condensed Combined Consolidated Financial Statements, which are an integral part of these statements.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED

CONSOLIDATED FINANCIAL STATEMENTS

1. Description of Transaction and Basis of Pro Forma Presentation

        On October 26, 2003, NASI and NOMOS signed an Agreement and Plan of Merger under which NOMOS will merge with and into a wholly owned subsidiary of NASI in a transaction to be accounted for as a purchase by NASI under accounting principles generally accepted in the United States of America. Under the purchase method of accounting, the assets and liabilities of NOMOS will be recorded as of the acquisition date at their fair values and added to those of NASI. The reported financial condition and results of operations of NASI after completion of the merger will reflect these values, but will not be restated retroactively to reflect the historical financial position or results of operations of NOMOS. The transaction is expected to qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code. If the merger is consummated, NOMOS stockholders will receive 0.891 shares of NASI common stock for each share of NOMOS common stock they hold, 1.212 shares of NASI common stock for each share of NOMOS series A preferred stock they hold, 0.603 shares of NASI common stock and $2.15 per share in cash for each share of NOMOS series B preferred stock they hold and 0.340 shares of NASI common stock and $5.99 per share in cash for each share of NOMOS series C preferred stock they hold, plus in each case cash in lieu of fractional shares. Based on the terms described above and the number of shares currently outstanding, NASI plans to issue 5,267,404 shares of common stock and $12.0 million in cash to NOMOS stockholders. In addition, each outstanding stock option exercisable for NOMOS common stock will be converted into an option to purchase common stock of NASI as of the date of the consummation of the merger. The number of shares of NASI common stock underlying each new option will equal the number of shares of NOMOS common stock for which the NOMOS stock option was exercisable prior to the merger, multiplied by 0.891. The per share exercise price of each new NASI option will be equal to the per share exercise price of the corresponding NOMOS stock option divided by 0.891 rounded up to the nearest whole cent. In addition, effective on the consummation of the merger, all outstanding unvested NOMOS stock options held by current NOMOS directors and employees will immediately vest. Each outstanding warrant to purchase shares of NOMOS common stock shall by virtue of the merger be assumed by NASI. Each warrant assumed by NASI under the merger agreement will continue to have, and be subject to, the same terms and conditions of the original warrant, except that each warrant will be exercisable for an applicable number of shares of NASI common stock equal to the number (rounding down any fractional shares) of shares of NOMOS common stock acquirable upon the exercise of the warrant multiplied by 0.891. The per share exercise price for the shares of NASI common stock issuable upon exercise of each assumed warrant will be equal to the quotient determined by dividing the exercise price per share of NOMOS common stock at which such warrant was exercisable immediately prior to the merger by 0.891, rounded up to the nearest whole cent. The merger is subject to customary closing conditions, including approval by NASI and NOMOS stockholders.

2. Purchase Price

        A preliminary estimate of the purchase price of NOMOS in the merger is as follows (in thousands):

Value of NASI common stock issued	$37,978
Assumption of NOMOS stock options and warrants(1)	4,593
Cash consideration	12,000
Estimated direct transaction costs incurred by NASI	2,700
Acquisition-related liabilities	192

Total estimated purchase price	$57,463

(1)
All unvested stock options held by current NOMOS directors and employees immediately vest upon the consummation of the merger.

        The fair value of the NASI shares used in determining the purchase price was $7.21 per share based on the average of the closing price of NASI common stock for the period two days before through two days after the October 27, 2003 merger agreement announcement date. The stock options and warrants were valued using a Black-Scholes valuation model with the following assumptions: risk-free interest rate of 4.5%, volatility factor of 60%, expected term of 1.5 years for stock options, contractual term of 0.5 years for warrants and no dividend yield.

        The preliminary estimated purchase price has been allocated to the acquired tangible and intangible assets and liabilities based on their estimated fair values as follows (in thousands):

Cash	$3,668
Accounts receivable	8,118
Inventories	4,153
Equipment and leasehold improvements	1,576
In-process research and development	13,000
Acquired identifiable intangible assets	21,100
Goodwill	16,157
Other current and long term assets	781
Assumed liabilities	(11,090)

Total	$57,463

        The allocation of the purchase price is preliminary. The final determination of the purchase price allocation will be based on the fair values of assets acquired, including the fair values of in-process research and development, and other identifiable intangibles and the fair values of liabilities assumed as of the date that the merger is consummated. The excess of the purchase price over the fair value of assets and liabilities acquired is allocated to goodwill. The purchase price allocation will remain preliminary until NASI completes a third-party valuation of significant identifiable intangible assets acquired (including in-process research and development) and determines the fair values of other assets and liabilities acquired. The final determination of the purchase price allocation is expected to be completed as soon as practicable after consummation of the merger. The final amounts allocated to assets and liabilities acquired could differ significantly from the amounts presented in the unaudited pro forma condensed combined financial statements.

        The amount allocated to acquired identifiable intangible assets has been attributed to the following categories (in thousands, except useful lives):

	Amount	Useful Lives
Purchased technology	$19,500	12
Existing customer relationships	1,100	10
Trademark	500	2

Total	$21,100

        The estimated fair value attributed to developed and core technology to be acquired in the merger, which relates to NOMOS' existing FDA-cleared products, was determined based on a discounted forecast of the estimated net future cash flows to be generated from the technology. The estimated fair value attributed to core technology to be acquired in the merger will be amortized over 12 years which is the estimated period over, which cash flows are expected to be generated from the technology.

        The amount allocated to in-process research and development represents an estimate of the fair value of purchased in-process technology for research projects that, as of the expected date of the consummation of the merger, will not have reached technological feasibility and have no alternative future use. Only those research projects that had advanced to a stage of development where management believed reasonable net future cash flow forecasts could be prepared and a reasonable likelihood of technical success existed were included in the estimated fair value. The estimated fair value of the in-process research and development to be acquired in the merger was determined based on a discounted forecast of the estimated net future cash flows for each project, adjusted for the estimated probability of technical success for each research project. In-process research and development will be expensed immediately following consummation of the merger. The amounts allocated to in-process research and development, other intangible assets and the step-up in inventories for financial reporting purposes will not result in future income tax deductions since the acquisition is expected to be a nontaxable transaction. The deferred tax liabilities related to such temporary differences were offset by deferred tax assets (primarily net operating loss carryforwards subject to change in ownership provisions of Internal Revenue Service Code Section 382) in the purchase price allocation. NASI provided a full valuation allowance against the remaining net deferred tax assets since realization cannot be sufficiently assured. NASI intends to file consolidated and combined federal and state income tax returns with NOMOS following the consummation of the merger. Accordingly, no provision or benefit for income taxes were recognized in the accompanying pro forma results of operations.

        Of the total estimated purchase price, approximately $16.2 million has been allocated to goodwill. Goodwill represents the excess of the purchase price of an acquired business over the fair value of the underlying net tangible and intangible assets. Goodwill is not deductible for tax purposes.

        In accordance with the Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets, goodwill resulting from business combinations will not be amortized but instead will be tested for impairment at least annually (more frequently if certain indicators are present). In the event that the management of the combined company determines that the goodwill has become impaired, the combined company will incur an accounting charge for the amount of impairment during the fiscal quarter in which the determination is made.

3. Pro Forma Adjustments

        The pro forma adjustments included in the unaudited pro forma condensed combined consolidated financial statements are as follows:

        (A)  To record the estimated cash consideration to be paid to NOMOS stockholders in the merger.

        (B)  To record the estimated step-up of NOMOS' inventory from book value to fair value. The fair value step-up of inventory will result in a $93,000 decrease in gross margin as the inventory is sold following consummation of the merger. This impact has not been reflected in the pro forma condensed combined consolidated statements of operations because it does not have a significant continuing impact on the business.

        (C)  To record forgiveness of debt associated with the note receivable of $293,000 from John A. Friede, chairman of the board of directors of NOMOS, immediately prior to the consummation of the merger.

        (D)  To record the estimated fair values of acquired identifiable intangible assets arising from the merger.

        (E)  To reflect the preliminary estimate of the fair value of goodwill.

        (F)  To reflect $2.7 million of estimated direct NASI transaction costs such as financial advisor, legal and accounting fees; transaction costs such as financial advisor, legal and accounting fees estimated to be $2.0 million incurred by NOMOS will be expensed as incurred.

        (G)  To accrue for severance of $192,000 due John A. Friede for his employment termination upon the consummation of the merger.

        (H)  To eliminate NOMOS' historical convertible series C preferred stock and dividends on the preferred stock to reflect the treatment of such stock upon the consummation of the merger.

        (I)   Adjustments to stockholders' equity (in thousands):

To record the estimated value of NASI common stock, warrants and stock options to be issued in the merger(1)	$42,571
To record the preliminary estimate of the fair value of in-process research and development(2)	(13,000)
To eliminate NOMOS' historical stockholders' equity components, net	1,785

$31,356

    (1)
    Represents NASI common stock having aggregate par value of $53 and additional paid-in-capital of $42,518.

    (2)
    Because this expense is directly attributable to the acquisition and will not have a continuing impact, it is not reflected in the pro forma condensed combined consolidated statements of operations. The in-process research and development will be recorded as an expense by NASI immediately following consummation of the merger.

        (J)   To reflect the amortization of acquired identifiable intangible assets.

        (K)  To reflect the issuance of NASI shares in the merger. The issuance of NASI stock options in exchange for NOMOS stock options were excluded as such options were anti-dilutive.

        (L)  To eliminate the estimated interest income on cash balances assuming the distribution of the cash consideration at the time of the merger.

4. Forward-Looking Statements

        The statements contained in this section may be deemed to be forward-looking statements within the meaning of Section 21E of the Exchange Act and Section 27A of the Securities Act. Forward-looking statements are typically identified by the words "believe," "expect," "anticipate," "intend," "estimate" and similar expressions. These forward-looking statements are based largely on management's expectations and are subject to a number of uncertainties. Actual results could differ materially from these forward-looking statements. Neither NASI nor NOMOS undertake any obligation to update publicly or revise any forward-looking statements. For a more complete discussion of the risks and uncertainties which may affect such forward-looking statements, please refer to the section entitled "Cautionary Statement Concerning Forward-Looking Statements" on page [    ].

INFORMATION ABOUT THE SPECIAL MEETINGS AND VOTING

The NASI Special Meeting

        NASI's board of directors is using this joint proxy statement/prospectus to solicit proxies from the holders of NASI common stock for use at the special meeting of NASI stockholders. NASI is first mailing this joint proxy statement/prospectus and accompanying form of proxy to NASI stockholders on or about [                        ], 2003.

When and Where the NASI Special Meeting Will Be Held

        NASI's special meeting will be held at the Warner Center Marriott Hotel, 21850 Oxnard Street, Woodland Hills, California 91367, on [            ], 2004 starting at 10:00 a.m., local time.

What Will Be Voted Upon

        At the NASI special meeting, NASI stockholders will be asked to consider and vote on the following items:

  •
  a proposal to approve the merger agreement, the proposed merger, a proposal to approve the issuance of shares of NASI common stock in connection with the merger and the other transactions contemplated by the merger agreement;

  •
  a proposal to approve an amendment to the Amended and Restated 1996 Stock Option Plan to permit the issuance of replacement options in connection with a merger or consolidation;

  •
  a proposal to approve an amendment to the Amended and Restated 1996 Stock Option Plan to increase the maximum number of shares available for issuance under the plan from 4,000,000 to 4,600,000 shares;

  •
  any proposal to adjourn the special meeting to a later date, if necessary, to solicit additional proxies if there are not sufficient votes in favor of the foregoing proposals; and

  •
  such other matters as may properly come before the special meeting.

        NASI's board of directors unanimously recommends that NASI stockholders vote FOR each of these proposals. Detailed descriptions of each of these proposals is set forth below:

Proposal to Approve the Merger Agreement, the Proposed Merger, to Issue Shares of NASI Common Stock in the Merger and the other Transactions Contemplated by the Merger Agreement

        At the special meeting, NASI stockholders will be asked to approve the merger agreement, the proposed merger, the issuance of up to approximately 7,440,332 shares of NASI common stock of which approximately 5,267,404 shares are currently expected to be issued to holders of NOMOS common stock and preferred stock in exchange for such holders' shares of NOMOS stock. Stockholder approval of merger agreement, the proposed merger, the issuance of these shares and the other transactions contemplated by the merger agreement is a condition to the consummation of the merger, which cannot be waived by the parties. Approval of the proposal to approve the merger agreement, the proposed merger, the issuance of these shares and the other transactions contemplated by the merger agreement requires the affirmative vote of at least a majority of the stock having voting power present, in person or by proxy, at the special meeting so long as a quorum is present in person or by proxy at the special meeting.

Proposal to Approve the Amendment to the Amended and Restated 1996 Stock Option Plan to Permit the Issuance of Replacement Options in Connection with a Merger or Consolidation

        At the special meeting, NASI stockholders will be asked to approve an amendment to the Amended and Restated 1996 Stock Option Plan to allow for the grant of replacement options to the holders of NOMOS' stock options. The amendment provides that (i) the committee administering the plan may grant options under the plan in substitution for stock options held by employees, directors or other option holders of another corporation in connection with a merger or consolidation of such corporation with NASI and (ii) any substitute stock options granted under these circumstances shall not count against the total number of shares that may be issued under the plan. Stockholder approval of the amendment to the Amended and Restated 1996 Stock Option Plan to permit the issuance of replacement options in connection with a merger or consolidation is a condition to the consummation of the merger. The amendment would become effective upon stockholder approval. Approval of the proposal to approve the amendment to the Amended and Restated 1996 Stock Option Plan to permit the issuance of replacement options in connection with a merger or consolidation requires the affirmative vote of at least a majority of the stock having voting power present, in person or by proxy, at the special meeting so long as a quorum is present in person or by proxy at the special meeting.

        If adopted, the amendment would change the second, third, fourth and fifth sentences of Section 2 of the 1996 Stock Option Plan to read as follows:

    "The aggregate number of shares available under this Section 2 is subject to further adjustments as hereinafter provided. The number of shares available hereunder at any point in time shall be reserved by the Company for options granted under the Plan. The shares which may be issued or delivered under the Plan may be either authorized but unissued shares or treasury shares or partly each. Shares of stock subject to the unexercised portions of any options granted under the Plan which expire or terminate or are canceled may again be subject to options under the Plan. The Committee may grant Awards under the Plan in substitution for stock based awards held by employees, directors or other option holders of another corporation in connection with a merger or consolidation of the employing corporation with the Company or a Subsidiary or the acquisition by the Company or a Subsidiary of property or stock of the employing corporation. The Committee may direct that the substitute awards be granted on such terms and conditions as the Committee considers appropriate in the circumstances. Any substitute Awards granted under the Plan shall not count against the share limitation set forth in this Section 2."

        The text of the entire plan, as amended, is available free of charge by requesting a copy of the plan in writing or by telephone from the secretary of NASI at 20200 Sunburst Street, Chatsworth, California 91311, (818) 734-8600.

Proposal to Approve the Amendment to the Amended and Restated 1996 Stock Option Plan to increase the maximum number of shares available for Issuance Under the Plan from 4,000,000 to 4,600,000 shares

        At the special meeting, NASI stockholders will be asked to approve an amendment to the Amended and Restated 1996 Stock Option Plan to increase the aggregate number of shares of NASI's common stock which may be issued under the plan from 4,000,000 to 4,600,000 shares. Additional shares are needed for future stock option grants in order for NASI to make grants during 2004 that would be commensurate with stock option grants made to its current employees. The importance of the availability of additional shares is heightened by the anticipated increase in the size of NASI's employee base as a result of the merger. Availability of an adequate number of shares for stock option grants is important to NASI to be able to continue to adequately incentivize its employee work force for retention and performance purposes.

        If this proposal is not approved the proposed merger can still be consummated. If approved, this proposal will still be effective even if the proposed merger is not consummated. The amendment would become effective upon stockholder approval. Approval of the proposal to approve this amendment requires the affirmative vote of at least a majority of the stock having voting power present, in person or by proxy, at the special meeting so long as a quorum is present in person or by proxy at the special meeting.

        If adopted, the amendment would change the first sentence of Section 2 of the Amended and Restated 1996 Stock Option Plan to read as follows:

          "2. Stock Subject to Plan.    The aggregate number of shares which may be issued under options hereunder is 4,600,000 shares of the Company's Common Stock."

        The text of the entire plan, as amended, is available free of charge by requesting a copy of the plan in writing or by telephone from the secretary of NASI at 20200 Sunburst Street, Chatsworth, California 91311, (818) 734-8600.

Proposal to Adjourn the Special Meeting

        At the special meeting, NASI stockholders may be asked to approve a proposal to adjourn the special meeting to a later date, if necessary, to solicit additional proxies if there are not sufficient votes in favor of the proposals to be voted on at the special meeting. Stockholder approval of the proposal to adjourn the special meeting would require the affirmative vote of at least a majority of the stock having voting power present, in person or by proxy, at the special meeting so long as a quorum is present in person or by proxy at the special meeting.

Record Date and Stockholders Entitled to Vote

        NASI stockholders who hold their shares of record as of the close of business on [                        ] are entitled to notice of and to vote at NASI's special meeting. On the record date, there were [                        ] shares of NASI common stock outstanding and entitled to vote at the special meeting, held by [    ] holders of record.

        Each share of NASI common stock is entitled to one vote. Shares held by NASI in its treasury are not voted. As of the NASI record date, NASI's directors and executive officers beneficially owned and were entitled to vote [                        ] shares of NASI common stock, which represents [    ]% of NASI's outstanding common stock.

Quorum Requirement

        A quorum of NASI stockholders is necessary to hold a valid meeting. The presence in person or by proxy at the meeting of holders of a majority of the outstanding shares of NASI common stock entitled to vote at the meeting is a quorum. Abstentions and broker non-votes count as present for establishing a quorum. A broker non-vote occurs on an item when a broker is not permitted to vote on that item without instruction from the beneficial owner of the shares and no instruction is given.

Voting Your Shares and Changing Your Vote

        Voting Your Shares.    You may vote by submitting a proxy or voting in person at the special meeting by ballot. You may also vote by mail, telephone or the Internet if you do not attend the special meeting.

        If you plan to attend the special meeting and wish to vote in person, you will be given a ballot at the meeting. Please note, however, that if you are not the record holder of your shares and you wish to vote in person at the special meeting, you must bring to the meeting a proxy from the record holder of the shares authorizing you to vote at the meeting.

        If your shares are registered in your name, you are encouraged to vote by proxy even if you plan to attend the special meeting in person. Voting instructions are included on your proxy card. If you properly complete the proxy card, sign, date and return it in the enclosed envelope or submit a proxy by telephone or the Internet in time to vote, one of the individuals named as your proxy will vote your shares as you have directed.

        If your shares are held in the name of a bank, broker or other fiduciary, you must provide the record holder with instructions on how to vote your shares. Please follow the instructions on the voting instruction card furnished by the record holder, which may include options to submit your vote by mail, telephone or the Internet.

        Changing Your Vote.    If your shares are registered in your name, you may revoke your proxy at any time before the meeting. You may revoke your proxy by (i) timely delivering by mail, telephone or the Internet a valid, subsequently dated proxy, (ii) delivering notice in writing to the secretary of NASI or (iii) submitting a vote by ballot at the special meeting. You may change your vote by voting in person at the meeting and by requesting revocation of your proxy. Attending the special meeting in person will not revoke a previously submitted proxy unless you request that such action be taken.

        If your shares are not registered in your name, you may change your vote by timely submitting a new voting instruction card.

How Proxies Are Counted

        If you return a signed and dated proxy card but fail to indicate how the shares are to be voted, those shares represented by your proxy card will be voted for approval of all of the proposals identified on the proxy card. A valid proxy also gives the individuals named as proxies authority to vote in their discretion when voting the shares on any other matters that are properly presented for action at the NASI special meeting. A properly executed proxy marked "ABSTAIN" will not be voted; however, it will be counted to determine whether there is a quorum present at the special meeting and it will count as voting power present at the meeting. A proxy marked "ABSTAIN" will have the same effect as a vote against all proposals to be voted upon at the NASI special meeting. Brokers cannot vote the shares that they hold beneficially either for or against any of the proposals without specific instructions from the person who beneficially owns those shares.

        Broker non-votes (i.e., shares held by brokers which are represented at a meeting but with respect to which the broker is not empowered to vote on a particular proposal) will be counted for purposes of determining whether there is a quorum at the NASI special meeting. Broker non-votes will have no effect on the outcome of the proposals.

Other Business; Adjournments

        We are not currently aware of any other business to be acted upon at the special meeting. If, however, other matters are properly brought before the special meeting, or any adjournment thereof, your proxies include discretionary authority on the part of the individuals appointed to vote your shares or act on those matters according to their best judgment.

        Adjournments may be made for the purpose of, among other things, soliciting additional proxies. Any adjournment may be made from time to time by approval of the holders of shares representing a majority of the votes present in person or by proxy at the meeting, as long as a quorum is present in person or by proxy at the special meeting, without further notice other than by an announcement made at the meeting. If a quorum is not present or represented by proxy at the special meeting, the stockholders entitled to vote have the power to adjourn the meeting.

NASI Stockholder Account Maintenance

        NASI's transfer agent is U.S. Stock Transfer Corporation. All communications concerning accounts of NASI stockholders of record, including address changes, name changes, inquiries as to requirements to transfer shares of common stock and similar issues can be handled by calling the U.S. Stock Transfer Corporation at (818) 502-1404 or by contacting U.S. Stock Transfer's web site at www.usstock.com.

        For other information about NASI, stockholders can visit NASI's website at www.NASI.net. Information on NASI's website is not incorporated by reference herein.

Cost of Solicitation

        Under the terms of the merger agreement, NASI and NOMOS will share equally the cost of filing, printing and mailing this joint proxy statement/prospectus. In addition to this mailing, proxies may be solicited by directors, officers or employees of NASI in person or by telephone or electronic transmission. None of these directors, officers or employees will be directly compensated for such services. NASI has retained Georgeson Shareholder Communications Inc. to aid in the solicitation of proxies for an estimated fee of $10,000, plus fees and expenses.

        The extent to which these proxy soliciting efforts will be necessary depends entirely upon how promptly proxies are submitted. You should submit your proxy without delay. We also reimburse brokers and other nominees for their expenses in sending these materials to you and getting your voting instructions.

The NOMOS Special Meeting

        NOMOS' board of directors is using this joint proxy statement/prospectus to solicit proxies from the holders of NOMOS common stock, series A preferred stock, series B preferred stock and series C preferred stock for use at the special meeting of NOMOS stockholders. NOMOS is first mailing this joint proxy statement/prospectus and accompanying form of proxy to NOMOS stockholders on or about [            ], 200  .

When and Where the NOMOS Special Meeting Will Be Held

        NOMOS' special meeting will be held at the offices of Cohen & Grigsby, P.C. located at 11 Stanwix Street, 15th Floor, Pittsburgh, Pennsylvania 15222 on [            ], 2004, starting at 10:00 a.m., local time.

What Will Be Voted Upon

        At the NOMOS special meeting, NOMOS stockholders will be asked to consider and vote on the following items:

  •
  a proposal to approve the merger agreement, the proposed merger and the other transactions contemplated by the merger agreement;

  •
  a proposal to adjourn the special meeting to a later date, if necessary, to solicit additional proxies if there are insufficient votes in favor of the foregoing proposals; and

  •
  such other matters as properly may come before the special meeting.

        NOMOS' board of directors unanimously recommends that the NOMOS stockholders vote "FOR" each of these proposals. Detailed descriptions of each of these proposals is set forth below:

Proposal to Approve the Merger Agreement, the Proposed Merger and the other Transactions Contemplated by the Merger Agreement

        At the special meeting, the NOMOS stockholders will be asked to approve the merger agreement, the proposed merger and the other transactions contemplated by the merger agreement. Stockholder approval of the merger agreement the proposed merger and the other transactions contemplated by the merger agreement is a condition to both NOMOS' and NASI's obligation to consummate the merger, which condition may not be waived by the parties. For a detailed discussion of the reasons for, background of, and effect of the merger and the merger agreement, see "The Proposed Merger" beginning on page [    ] and "The Merger Agreement" beginning on page [    ].

        Approval of the merger agreement, the proposed merger and the other transactions contemplated by the merger agreement requires the affirmative vote of a least a majority of the outstanding shares of NOMOS' common stock, series A preferred stock, series B preferred stock and series C preferred stock, voting together as a single class on an as-converted-to-common stock basis.

        NOMOS stockholders are entitled under the Delaware General Corporation Law to exercise appraisal rights in connection with the merger if they do not vote in favor of the merger agreement, the proposed merger and the other transactions contemplated by the merger agreement and if they take certain other steps to perfect such appraisal rights. This joint proxy statement/prospectus serves as notice of rights of appraisal pursuant to Section 262 of the Delaware General Corporation Law. For more information, see "The Proposed Merger—Dissenters' Appraisal Rights" beginning on page [    ]. However, it is a condition to NASI's obligation to consummate the merger that such appraisal rights shall not have been exercised with respect to more than 5% of the outstanding shares of NOMOS' common stock.

Proposal to Adjourn the Special Meeting

        At the special meeting, the NOMOS stockholders will be asked to approve a proposal to adjourn the special meeting to a later date, if necessary, to solicit additional proxies if there are insufficient votes in favor of the proposal to be voted on at the special meeting. Stockholder approval of any proposal to adjourn the special meeting requires the affirmative vote of a majority of the shares of common stock, series A preferred stock, series B preferred stock and series C preferred stock present in person or represented by proxy at the special meeting, voting together as a single class on an as-converted-to-common stock basis.

Record Date and Stockholders Entitled to Vote

        NOMOS stockholders who hold their shares of record as of the close of business on [                  ], 2003 are entitled to notice of and to vote at NOMOS' special meeting. On the record date, there were [            ] shares of NOMOS' common stock outstanding, [            ] shares of NOMOS' series A preferred stock outstanding, [            ] shares of NOMOS' series B preferred stock outstanding and [                        ] shares of NOMOS' series C preferred stock outstanding, collectively held by [    ] holders of record.

        Each share of NOMOS' common stock, series B preferred stock and series C preferred stock is entitled to one vote at the special meeting. Each share of NOMOS' series A preferred stock is entitled to approximately 1.3605 votes at the special meeting. Shares held by NOMOS in its treasury will not be voted.

        As of the NOMOS record date, NOMOS' directors and executive officers and their affiliates beneficially owned and were entitled to vote                   shares of NOMOS' common stock on an as-converted-to-common stock basis.

Quorum Requirement

        A quorum of NOMOS stockholders is necessary to hold a valid meeting. The presence, in person or by proxy at the special meeting, of the holders of a majority of the issued and outstanding shares of NOMOS' common stock, series A preferred stock, series B preferred stock and series C preferred stock, on an as-converted-to-common stock basis, shall be necessary in order to constitute a quorum for the transaction of business.

Voting Agreements

        John A. Friede, NOMOS' chairman of the board and largest stockholder, has entered into a voting agreement pursuant to which he has agreed to vote 41% of the shares of NOMOS stock beneficially owned or subsequently acquired by him in favor of the approval of the merger agreement, the proposed merger and the other transactions contemplated by the merger agreement. As of the record date, Mr. Friede held approximately 43% of the outstanding common stock and preferred stock on an as-converted-to-common stock basis, approximately 11% of NOMOS' outstanding shares of series A preferred stock, approximately 80% of NOMOS' outstanding shares of series B preferred stock and none of NOMOS' outstanding shares of series C preferred stock. For more information, see "Related Agreements—Voting Agreement; Irrevocable Proxies and Voting Trust" beginning on page [    ].

Voting Your Shares and Changing Your Vote

        Voting Your Shares.    You may vote by submitting a proxy or voting in person at the special meeting by ballot. If you do not vote in person at the special meeting by ballot or by submitting a proxy, it will have the same effect as voting to reject the merger agreement, the proposed merger and the other transactions contemplated by the merger agreement but will have no effect on the outcome of the other proposals presented at the NOMOS special meeting.

        If you plan to attend the special meeting and wish to vote in person, you will be given a ballot at the meeting. Please note, however, that if you are not the record holder of your shares and you wish to vote in person at the special meeting, you must bring to the meeting a proxy from the record holder of the shares authorizing you to vote at the meeting.

        If your shares are registered in your name, you are encouraged to vote by proxy even if you plan to attend the special meeting in person. Voting instructions are included on your proxy card. If you properly complete the proxy card, sign, date and return it in the enclosed envelope, one of the individuals named as your proxy will vote your shares as you have directed.

        If your shares are held in the name of a bank, broker or other fiduciary, you must provide the record holder with instructions on how to vote your shares. Please follow the instructions on the voting instruction card furnished by the record holder.

        Changing Your Vote.    If your shares are registered in your name, you may revoke your proxy at any time before the meeting. You may revoke your proxy by (i) timely delivering by mail a valid, subsequently dated proxy, (ii) delivering notice in writing to the Secretary of NOMOS, or (iii) submitting a vote by ballot at the special meeting. Attending the special meeting in person will not revoke a previously submitted proxy unless you request that such action be taken.

        If your shares are not registered in your name, you may change your vote by timely submitting a new voting instruction card to the record holder of your shares.

How Proxies Are Counted

        If you return a signed and dated proxy card but fail to indicate how the shares are to be voted, those shares represented by your proxy card will be voted for approval of all of the proposals identified on the proxy card. A valid proxy also gives the individuals named as proxies authority to vote in their discretion when voting the shares on any other matters that are properly presented for action at the NOMOS special meeting. A properly executed proxy marked "ABSTAIN" will not be voted; however, it will be counted to determine whether there is a quorum present at the special meeting and it will count as voting power present at the meeting. A proxy marked "ABSTAIN" will have the same effect as a vote against each of the proposals to be voted upon at the NOMOS meeting. Broker non-votes (i.e., shares held by brokers which are represented at a meeting but with respect to which the broker is not empowered to vote on a particular proposal) will be counted for purposes of determining whether there is a quorum at the NOMOS special meeting. Broker non-votes will have the effect of voting to reject the merger agreement, but will have no effect on the outcome of the other proposals presented at the NOMOS special meeting.

Other Business; Adjournments

        NOMOS is not currently aware of any other business to be acted upon at the special meeting. If, however, other matters are properly brought before the NOMOS special meeting, or any adjournment thereof, your proxies include discretionary authority on the part of the individuals appointed to vote your shares or act on those matters according to their best judgment.

        Adjournments may be made for the purpose of, among other things, soliciting additional proxies. Any adjournment may be made from time to time by approval of the holders of shares representing a majority of the votes present in person or by proxy at the meeting, as long as a quorum is present in person or by proxy at the special meeting, without further notice other than by an announcement made at the meeting. If a quorum is not present or represented by proxy at the special meeting, the stockholders entitled to vote have the power to adjourn the meeting.

Costs of Solicitation

        NOMOS and NASI will share equally all fees and expenses, other than accountant's and attorneys' fee, incurred with respect to the printing and filing of this joint proxy statement/prospectus, and any amendments or supplements hereto. In addition to this mailing, proxies may be solicited by directors, officers or employees of NOMOS in person or by telephone or electronic transmission. None of such directors, officers or employees will be directly compensated for such services.

        The extent to which these proxy soliciting efforts will be necessary depends entirely upon how promptly proxies are submitted. You should submit your proxy without delay.

Stockholder Proposals

        NOMOS' bylaws effectively limit the business that may be transacted at a special meeting of stockholders to matters relating to the purposes of the meeting stated in the notice of the meeting. Accordingly, NOMOS stockholders may not submit other proposals for consideration at the special meeting. NOMOS will hold an annual meeting of its stockholders in the year 2004 only if the merger has not already been consummated.

Recommendation of the Board of Directors

        After careful consideration, NOMOS' board of directors has unanimously approved the merger agreement, the proposed merger and the other transactions contemplated by the merger agreement. NOMOS' board of directors has determined the merger is consistent with, and in furtherance of, NOMOS' long-term business strategy and that the merger is fair to, advisable and in the best interests of NOMOS and its stockholders. Accordingly, NOMOS' board of directors unanimously recommends that the NOMOS stockholders vote "FOR" the approval of the merger agreement, the proposed merger and the other transactions contemplated by the merger agreement and "FOR" the adjournment proposal. For more information on this recommendation, see "The Proposed Merger—Reasons of NOMOS Board of Directors for the Merger" beginning on page [    ].

COMPARISON OF STOCKHOLDER RIGHTS AND CORPORATE GOVERNANCE MATTERS

        NASI is a Delaware corporation subject to the provisions of the Delaware General Corporation Law, or DGCL. NOMOS is also a Delaware corporation subject to the provisions of the DGCL. Upon completion of the merger, NOMOS stockholders, whose rights are currently governed by NOMOS' certificate of incorporation and bylaws and the DGCL, will become stockholders of NASI and their rights will be governed by NASI's certificate of incorporation and bylaws and the DGCL.

        The following description summarizes material differences between the rights of holders of NASI common stock and the rights of holders of NOMOS common stock. This summary is not intended to be a complete discussion of all those differences or a complete description of the specific provisions referred to in this summary, and is qualified in its entirety by reference to the DGCL and the various documents of NASI and NOMOS that we refer to in this summary. The identification of specific differences is not intended to indicate that other equally or more significant differences do not exist. For additional information regarding the specific rights of holders of NASI capital stock, you should read the section of this proxy statement/prospectus entitled "Description of NASI Capital Stock" beginning on page [    ]. You should read carefully the relevant provisions of the DGCL, the certificate of incorporation and bylaws of NASI which are incorporated by reference into this joint proxy statement/prospectus. You may obtain copies of the certificate of incorporation and bylaws of NOMOS by contacting NOMOS. We refer you to "Where You Can Find More Information" section of this joint proxy statement/prospectus.

        NOMOS' board of directors and stockholders have approved an amended and restated certificate of incorporation of NOMOS to be filed and to become effective immediately prior to the consummation of the merger (herein, the "Amended NOMOS Certificate"). The Amended NOMOS Certificate would confirm that, upon the effectiveness of the merger, the holders of NOMOS' common stock and each series of preferred stock will be entitled to receive, and will only be entitled to receive, the merger consideration provided for under the merger agreement. For more information, see "The Merger Agreement—Amendment of NOMOS Certificate of Incorporation" on page [    ]. Unless otherwise indicated below, the description of the rights of NOMOS stockholders applies with respect to both NOMOS' current certificate of incorporation and the Amended NOMOS Certificate.

	Rights of NASI stockholders	Rights of NOMOS stockholders
Class of Common Stock	NASI has only one class of common stock outstanding. Holders of NASI common stock are entitled to all of the rights and obligations provided to common stockholders under its certificate of incorporation and bylaws and under Delaware law.	NOMOS has only one class of common stock outstanding. Holders of NOMOS common stock and preferred stock are entitled to all of the rights and obligations provided to common stockholders under its articles of organization and bylaws and under Delaware law. The NOMOS common stock has no redemption, preemptive, conversion or subscription rights.
Classes of Preferred Stock	NASI has no shares of preferred stock outstanding and NASI has no present plans to issue any shares of preferred stock.
NOMOS has three classes of preferred stock outstanding, series A preferred stock, series B preferred stock and series C preferred stock, each of which are convertible into shares of NOMOS common stock at the option of the holder and automatically upon the occurrence of certain events set forth in NOMOS' certificate of incorporation.

As of the date of this joint proxy statement/prospectus, each series of NOMOS preferred stock is convertible into NOMOS common stock at the following rates (subject to adjustment for certain broad based anti-dilution rights and stock dividends, stock splits and similar actions):
(i) each share of series A preferred stock is convertible into 1.3605 shares of NOMOS common stock;
(ii) each share of series B preferred stock is convertible into 1 share of NOMOS common stock; and
(iii) each share of series C preferred stock is convertible into 1 share of NOMOS common stock.
Anti-Dilution Rights
Under NOMOS' certificate of incorporation, each of NOMOS' series of preferred stock is entitled to certain "anti-dilution" rights, which are designed to protect the holders of such stock from the issuances of shares of NOMOS common stock, or of shares convertible into or exercisable for common stock, at a price below the then applicable "conversion price" of such preferred stock. As of the date of this joint proxy statement/prospectus, the conversion price of the series A preferred stock is $14.48 per share, the conversion price of the series B preferred stock is $9.85 per share, and the conversion price of series C preferred stock is $3.518 per share.

The conversion price of NOMOS' various series of preferred stock is used to determine the number of shares of common stock into which a share of such preferred stock is convertible, which in turn, affects the number of votes to which the holder of each share of preferred stock is entitled. More specifically, the number of shares of common stock into which a share of a particular series of preferred stock is convertible is determined by dividing (i) a specified dollar amount (herein, the "Numerator"), which is derived from the initial issuance price of such share of preferred stock by (ii) the then applicable conversion price. Currently, the Numerator is $19.70 per share of series A preferred stock, $9.85 per share of series B preferred stock, and $3.518 per share of series C preferred stock. By dividing the applicable Numerator by the applicable conversion price, one can determine that:
• each share of series A preferred stock is convertible into approximately 1.3605 shares of common stock;
• each share of series B preferred stock is convertible into one share of common stock; and
• each share of series C preferred stock is convertible into one share of common stock.

The applicable conversion price for each of NOMOS' series of preferred stock is adjustable downward on a so-called "weighted-average" basis, in the event that NOMOS issues shares of common stock, or securities convertible into, or exercisable for common stock at a price (including amounts paid upon exercise or conversion) that is less than the applicable conversion price. The effect of any downward adjustment in the conversion price is to increase the number of shares of common stock acquirable upon conversion of the preferred stock. There are several exceptions to these anti-dilution adjustments, including exceptions for shares issued upon conversion of the outstanding preferred stock, shares issued in connection with certain stock options, warrants and other incentive grants, and other exceptions.

Anti-dilution adjustments may also be triggered in the event of certain mergers of NOMOS with or into another corporation. However, under the Amended NOMOS Certificate, no such adjustment will be made as a result of a merger of NOMOS with or into any other company, if such merger constitutes a "qualified merger," as such term is defined in the NOMOS certificate of incorporation. The merger with NASI would constitute a qualified merger.

The foregoing is only a summary of the anti-dilution rights. The details and precise mechanics of the anti-dilution rights are beyond the scope of this summary discussion, and you are encouraged to read NOMOS' certificate of incorporation to more information.
Corporate Governance
The rights of NASI stockholders are governed by Delaware law and under NASI's certificate of incorporation and bylaws. Upon completion of the merger, the rights of NASI stockholders will continue to be governed by Delaware law and NASI's certificate of incorporation and bylaws.
The rights of NOMOS stockholders are governed by Delaware law and under NOMOS' certificate of incorporation and bylaws. Upon completion of the merger, the rights of NOMOS stockholders will continue to be governed by Delaware law, but under NASI's certificate of incorporation and bylaws.
Authorized Capital Stock	The authorized capital stock of NASI consists of 40,000,000 shares of common stock, $0.01 par value per share, and 2,000,000 shares of preferred stock, $0.01 par value per share.
The authorized capital stock of NOMOS consists of 25,000,000 shares of common stock, $0.0001 par value per share and 8,000,000 shares of preferred stock, par value $0.0001 per share (of which 1,000,000 have been designated as series A preferred stock, 4,000,000 have been designated as series B preferred stock and 3,000,000 have been designated as series C preferred stock).

Board of Directors Authority to Designate Rights and Issue Undesignated Preferred Stock
NASI's certificate of incorporation authorizes its board of directors to issue, without stockholder approval, undesignated shares of preferred stock in one or more series, and to determine the rights, preferences, privileges and restrictions of any such series, including dividend rights, conversion rights, voting rights, rights and terms of redemption, redemption price or liquidation preferences and the number of shares constituting any such class or series and the designation of such class or series.
NOMOS' certificate of incorporation does not grant its board of directors the authority to determine the rights, preferences, privileges and restrictions of any undesignated preferred stock. NOMOS does not currently have any undesignated preferred stock authorized for issuance under its certificate of incorporation.
Dividends and Stock Repurchases
Under the DGCL, a corporation may pay dividends out of surplus, or, if there is no surplus, out of net profits for the current or preceding fiscal year in which the dividend is declared, provided that the amount of capital of the corporation following the declaration and payment of the dividend is not less than the aggregate amount of the capital represented by the issued and outstanding stock of all classes having a preference upon the distribution of assets. In addition, Delaware law generally provides that a corporation may redeem or repurchase its shares only if the redemption or repurchase would not impair the capital of the corporation. A Delaware corporation may redeem or repurchase shares having a preference, or if no shares entitled to such a preference are outstanding, any of its shares, upon the distribution of any of its assets if such shares will be retired upon acquisition, and provided that, after the reduction in capital made in connection with such retirement of shares, the corporation's remaining assets are sufficient to pay any debts not otherwise provided for.
Under the DGCL, a corporation may pay dividends out of surplus, or, if there is no surplus, out of net profits for the current or preceding fiscal year in which the dividend is declared, provided that the amount of capital of the corporation following the declaration and payment of the dividend is not less than the aggregate amount of the capital represented by the issued and outstanding stock of all classes having a preference upon the distribution of assets. In addition, Delaware law generally provides that a corporation may redeem or repurchase its shares only if the redemption or repurchase would not impair the capital of the corporation. A Delaware corporation may redeem or repurchase shares having a preference, or if no shares entitled to such a preference are outstanding, any of its shares, upon the distribution of any of its assets if such shares will be retired upon acquisition, and provided that, after the reduction in capital made in connection with such retirement of shares, the corporation's remaining assets are sufficient to pay any debts not otherwise provided for.
Pursuant to NOMOS' certificate of incorporation:

(i) the holders of NOMOS series A preferred stock and series B preferred stock are not entitled to share in any dividends declared or paid by NOMOS, however, NOMOS may not pay any dividends (other than a dividend payable in shares of its common stock) or make any distributions of cash or property with respect to any shares of its common stock unless such dividends or distributions are also made to the holders of series A and series B preferred stock on an as-converted-to-common stock basis;

(ii) the holders of NOMOS series C preferred stock are entitled to receive dividends on an as-converted-to-common stock basis with shares of NOMOS common stock, when, as, and if declared by NOMOS' board of directors; in addition, the holders of NOMOS series C preferred stock are entitled to receive, prior and in preference to any dividends paid on NOMOS' common stock, series A preferred stock or series B preferred stock, a cumulative dividend at the compound rate of 10% per share per annum of the stated value thereof, which stated value is $3.518 (subject to adjustment as provided in NOMOS' certificate of incorporation).
NOMOS has never paid cash dividends on its common stock or preferred stock.
See also "Redemption and Exchange Features" below.
Voting Rights	The outstanding voting securities of NASI consist of the shares of NASI common stock. Each holder of NASI common stock is entitled to one vote per share.
The outstanding voting securities of NOMOS consist of the shares of NOMOS common stock, series A preferred stock, series B preferred stock and series C preferred stock. Except where required by the DGCL, NOMOS' certificate of incorporation or bylaws, NOMOS' common stock, series A preferred stock, series B preferred stock, and series C preferred stock vote together as one class on an as-converted-to-common stock bases. Each holder of NOMOS common stock is entitled to one vote per share.

Each holder of NOMOS series A preferred stock, series B preferred stock and series C preferred stock is entitled to the same number of votes as the number of shares of NOMOS common stock (rounded up to the nearest whole number in the case of the series C preferred stock) into which such holder's series C preferred stock could be converted into. As of the date of this joint proxy statement/prospectus, each share of series B preferred stock and each share of C preferred stock is convertible into one share of common stock, and each share of series A preferred stock is convertible into approximately 1.3605 shares of common stock.

NOMOS' certificate of incorporation requires the vote of a majority (or, in the case of the series C preferred stock, at least 75%) of the outstanding shares of each series of NOMOS preferred stock voting as a separate class before NOMOS may take any of the following actions:
• Create, authorize or issue any shares of any class or series of stock ranking prior to a series of NOMOS preferred stock as to dividends or upon liquidation or otherwise

• Amend, alter or repeal any of the provisions of NOMOS' certificate of incorporation or bylaws so as to adversely affect in any manner any of the preferences, rights, powers or privileges of a series of NOMOS preferred stock

• Declare or pay any dividends or make any distributions with respect to NOMOS common stock unless such dividends or distributions are also made with respect to the NOMOS series A preferred stock and series B preferred on an as converted basis
• Take any other action as to which the DGCL requires the vote of consent of at least a majority of each affected class of NOMOS' stock voting or consenting as a separate class

In addition, NOMOS' certificate of incorporation requires the vote of least 75% of the outstanding shares of NOMOS series C preferred stock voting as a separate class before NOMOS may take any of the following actions:
• Apply any of NOMOS' assets to the redemption or acquisition of NOMOS common stock, series A preferred stock or series B preferred stock, or
• Enter into any transactions which would result in the outstanding principal amount of indebtedness for borrowed funds of NOMOS to exceed $3,000,000.
Cumulative Voting for Election of Directors
Neither NASI's certificate of incorporation or bylaws provides for cumulative voting in the election of directors, which means that the holders of a majority of the shares voted can elect all of the directors then outstanding for election.
Neither NOMOS' certificate of incorporation or bylaws provides for cumulative voting in the election of directors, which means that the holders of a majority of the shares voted can elect all of the directors then outstanding for election.
Redemption and Exchange Features	NASI common stock is not redeemable.
None of NOMOS common stock, series A preferred stock or series B preferred stock is redeemable. The holders of at least 50% of the outstanding NOMOS series C preferred stock may require NOMOS to redeem such shares of NOMOS series C preferred stock of such electing holders at a redemption price of $6.50 per share, plus all dividends accrued or declared but unpaid on each such shares on the redemption date (subject to adjustments as provided in NOMOS' certificate of incorporation) at any time after the earlier to occur of (i) March 2, 2004 or (ii) the effective date of a consolidation or merger of NOMOS with or into any other company that constitutes a disposition of the entire corporation or a sale of all or substantially all of the assets of NOMOS. In addition, NOMOS may redeem all, but not less than all, of the outstanding series C preferred stock at a redemption price equal to $7.74 per share, plus all dividends accrued or declared but unpaid on each such shares on the redemption date, during the 90-day period immediately following March 2, 2004.

Under NOMOS' amended and restated certificate of incorporation, which is to become effective immediately prior to the consummation of the merger, the holders of series C stock will no longer be able cause a redemption of such stock as a result of a merger of NOMOS with or into any other company, if such merger constitutes a qualified merger. The merger with NASI would constitute a qualified merger.
Liquidation Rights
Upon liquidation, dissolution or winding up, after distribution in full of any preferential amounts to be distributed to holders of NASI's preferred stock, if any, and after payment or provision for payment of the debts and other liabilities of NASI, holders of NASI common stock are entitled to receive all of the remaining assets of NASI available for distribution to stockholders ratably in proportion to the number of shares of NASI common stock held by them.
In the event of any liquidation, dissolution or winding up of the affairs of NOMOS, after payment or provision for payment of the debts and other liabilities of NOMOS, the holders of shares of the series C preferred stock would be entitled to receive an amount equal to the greater of (i) $3.52 per share, plus any dividends which have accrued but remain unpaid at such time, or (ii) in the event a redemption has been called, the amounts called for therein (see discussion of "redemption rights" above), plus any dividends which have accrued but remain unpaid at such time.

If, after payment of the liquidation preference described above to the holders of the series C preferred stock, there are assets of the Corporation available for distribution to its stockholders, the holders of shares of the series B preferred stock and series A preferred stock (which rank on a parity with respect to liquidation preferences) would be entitled to receive, out of the assets of the Corporation, $19.70 per share (in the case of the series A preferred stock) or $9.85 per (in the case of the series B preferred stock) before any distribution shall be made to the holders of the common stock.

If, after payment of the liquidation preference described above, there are assets of the corporation available for distribution to its stockholders, each holder of shares of common stock, series A preferred stock, series B preferred stock, and series C preferred stock then outstanding would be entitled to share in the remaining net assets of the Corporation pari passu, on an as-converted-to-common stock basis

A consolidation or merger of NOMOS with or into any other corporation, or a sale of all or substantially all of the assets of NOMOS, or a reclassification, recapitalization or reorganization or other similar event is not deemed to be a liquidation of NOMOS for purposes of the series A preferred stock or series B preferred stock, but is deemed to be a liquidation of NOMOS for purposes of the series C preferred stock. However, under the Amended NOMOS Certificate, certain qualified mergers will not be deemed a liquidation of NOMOS. The merger with NASI would constitute a qualified merger.

Special Meetings of Stockholders; Notice
A special meeting of stockholders may be called by the president, the chairman of the board or by the chairman of the board, president or secretary upon the request in writing of a majority of the board of directors or stockholders owning not less than 10% of the shares of any class of the capital stock of NASI issued and outstanding. Under its bylaws, NASI must give each stockholder of record a written notice stating the location, date, time and purpose of the meeting. Notice must be given in writing not fewer than ten nor more than 60 days before the date of the meeting.
NOMOS' bylaws provide that a special meeting of stockholders may be called by the president, majority of the directors then in office or by the secretary upon the written request of stockholders who hold at least a majority in number of the outstanding shares of capital stock of NOMOS entitled to vote at such meeting. NOMOS must give each stockholder of record written notice stating the location, date, time and purposes for which the meeting is called. Notice must be given in writing not fewer than ten nor more than 60 days before the date of the meeting.
Record Date for Determining Stockholders Entitled to Vote
NASI's bylaws provide that for purposes of determining the stockholders entitled to notice of a meeting or to vote thereat, or to express consent to a corporate action in writing without a meeting, the board of directors of NASI may fix, in advance, a record date which shall not precede the date upon which the resolution fixing the record date is adopted by the board of directors and which shall not be fewer than ten days nor more than 60 days before the date of such meeting, nor more than 60 days prior to any other action. Only stockholders of record on the date fixed by the board of directors are entitled to notice and to vote at the meeting.
NOMOS' bylaws provide that for purposes of determining the stockholders entitled to notice of a meeting or to vote thereat, the board of directors may fix, in advance, a record date which shall not be more than 60 days nor less than 10 days before the date of such meeting. Only stockholders of record on the date fixed by the board of directors are entitled to notice and to vote at the meeting. If no record date is fixed, then, under the DGCL, the record date would be the day immediately preceding the date notice of the meeting is given.
Stockholder Action by Written Consent
Under the DGCL, unless the bylaws state otherwise, stockholders may take any action without a meeting. NASI's bylaws provide that any action to be taken at any annual or special meeting of stockholders may be taken without a meeting, without prior notice and without a vote if a written consent, setting forth the action so taken, is signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting.
Any action to be taken at any annual or special meeting of stockholders may be taken without a meeting, without prior notice and without a vote if a written consent, setting forth the action so taken, is signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting.

Stockholder Proposals
	Pursuant to the NASI's bylaws, a stockholder may propose nominations of directors for election at NASI's annual meeting by giving notice of such nominations, which must be delivered to, or mailed and received by, NASI's secretary not less than 60 or more than 90 days prior to the annual meeting, and the notice must set forth (i) as to each nominee (a) the name, age, business address and residence address of such nominee, (b) the principal occupation, (c) the class and number of shares of NASI beneficially owned by such nominee and (d) such other information required to be disclosed in proxy solicitations pursuant to Regulation 14A under the Securities Exchange Act of 1934 and (ii) as to the stockholder giving notice (a) the name and address, as they appear on NASI's books, (b) the class and number of shares of NASI which are beneficially owned by such stockholder and (c) a representation that such stockholder intends to appear in person or by proxy at the annual meeting to nominate the persons named in its notice. A stockholder may make proposals of other business to be brought before the regularly scheduled annual meeting by giving notice of such proposal, which notice must be delivered to, or mailed and received by, NASI's secretary not less than 120 or more than 150 days prior to the first anniversary of the date of the NASI's proxy statement released to stockholders in connection with the previous year's meeting of stockholders. If NASI did not hold an annual meeting the previous year, or if the date of the current year's annual meeting has been changed from the date of the previous year's meeting, then the deadline is within ten days after NASI has publicly disclosed the date of the annual meeting. Such stockholder's notice must set forth (a) a brief description of the business desired to be brought forth before the annual meeting, (b) name and address, as they appear on NASI's books, of such stockholder, (c) class and number of shares of NASI which are beneficially owned by such stockholder, (d) a description of all arrangements or understandings between such stockholder and any other person in connection with such business and any other material interest of such stockholder in such business and (e) a representation that such stockholder intends to appear in person or by proxy at the annual meeting to bring such business before the meeting.	Neither NOMOS' certificate of incorporation nor its bylaws have any provisions regarding stockholder proposals.

Quorum for Meetings of Stockholders
The holders of such number of shares of outstanding stock as are entitled to cast a majority of the votes at a NASI stockholder meeting, present in person or represented by proxy, constitutes a quorum for transacting business at a meeting.
The holders of a majority of all outstanding stock entitled to vote at a NOMOS stockholder meeting, present in person or represented by proxy, constitutes a quorum for transacting business at a meeting. In other words, a quorum requires the holders of a majority of the issued and outstanding shares of NOMOS' common stock, series A preferred stock, series B preferred stock and series C preferred stock, on an as-converted-to-common stock basis.
Stockholder Inspection
The DGCL provides any stockholder with the right to inspect the company's stock ledger, stockholder lists and other books and records for a purpose reasonably related to the person's interest as a stockholder.
The DGCL provides any stockholder with the right to inspect the company's stock ledger, stockholder lists and other books and records for a purpose reasonably related to the person's interest as a stockholder.
Number of Directors
NASI currently has seven directors. NASI's bylaws provide that the board of directors shall consist of not less than one nor more than eleven directors, which number shall be determined by resolution of the board of directors or by the stockholders at the annual meeting of the stockholders. Pursuant to the merger agreement, NASI will expand its board of directors to nine persons upon completion of the merger and the board of directors will appoint John W. Manzetti and John A. Friede to the board of directors.
NOMOS currently has six directors. NOMOS' bylaws provide that the board of directors shall consist of not less than two and not more than seven directors, which number shall be determined by the board of directors.
Classified Board of Directors	NASI does not have a classified board of directors, which means that all members of NASI's board of directors are up for re-election every year.	NOMOS does not have a classified board of directors, which means that all members of NOMOS' board of directors are up for re-election every year.
Removal of Directors
Under the DGCL, directors may be removed with or without cause by a majority vote of stockholders entitled to vote at the election of directors; however, if the board of directors of the company is classified into several classes of directors, directors may be removed only for cause. Under NASI's bylaws, any director, or the entire board of directors, may be removed, with cause, by the holders of a majority of shares entitled to vote at an election of directors.
Under the DGCL, directors may be removed with or without cause by a majority vote of stockholders entitled to vote at the election of directors; however, if the board of directors of the company is classified into several classes of directors, directors may be removed only for cause.

Under NOMOS' bylaws, any director, or the entire board of directors, may be removed, with cause, by the holders of a majority of shares entitled to vote at an election of directors.
Limitation on Personal Liability of Directors and Officers
NASI's certificate of incorporation provides that directors shall not be personally liable to NASI or its stockholders for monetary damages for breaching their fiduciary duties, except for liability (i) for any breach of the director's duty of loyalty to NASI or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL or (iv) for any transaction from which the director derived an improper personal benefit.
NOMOS' certificate of incorporation provides that directors shall not be personally liable to NOMOS or its stockholders for monetary damages for breaching their fiduciary duties, except for liability (i) for any breach of the director's duty of loyalty to NOMOS or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL or (iv) for any transaction from which the director derived an improper personal benefit.

Indemnification of Directors and Officers
The DGCL permits a corporation to indemnify officers, directors, employees and agents for actions taken in good faith and in a manner they reasonably believed to be in, or not opposed to, the best interests of the corporation, and with respect to any criminal action, which they had no reasonable cause to believe was unlawful. The DGCL provides that indemnification may not be made for any claim, issue or matters as to which a person has been adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable to the corporation, unless and only to the extent a court determines that the person is entitled to indemnity for such expenses as the court deems proper. NASI's certificate of incorporation provides that each person who is involved in any actual or threatened action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she is or was a director of NASI, or is or was serving at the request of NASI as a director of another corporation or of a partnership, joint venture, trust, or other enterprise, will be indemnified by NASI, and that each person who is so involved by reason of the fact that he or she was an officer, agent of NASI, or is or was serving at the request of NASI as an officer, agent or employee of another corporation, or of a partnership, joint venture, trust or other enterprise, may be indemnified by the Company in accordance with the DGCL. The indemnification rights conferred by NASI's certificate of incorporation are not exclusive of any other right to which persons seeking indemnification may be entitled under any law, bylaw, agreement, vote of stockholders or disinterested directors or otherwise. NASI is authorized to purchase and maintain insurance on behalf of its directors, officers, employees and agents. Additionally, NASI shall pay expenses incurred by their respective directors or officers in defending a civil or criminal action, suit or proceeding because that person is a director or officer, in advance of the final disposition of that action, suit or proceeding. However, such payment will be made only if NASI receives an undertaking by or on behalf of that director or officer to repay all amounts advanced if it is ultimately determined that he or she is not entitled to be indemnified by NASI, as authorized by NASI's certificate of incorporation.
The DGCL permits a corporation to indemnify officers, directors, employees and agents for actions taken in good faith and in a manner they reasonably believed to be in, or not opposed to, the best interests of the corporation, and with respect to any criminal action, which they had no reasonable cause to believe was unlawful. The DGCL provides that indemnification may not be made for any claim, issue or matters as to which a person has been adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable to the corporation, unless and only to the extent a court determines that the person is entitled to indemnity for such expenses as the court deems proper.

NOMOS' certificate of incorporation provides for the indemnification of directors and officers of the corporation for all expenses and liabilities to the fullest extent permitted under the DGCL. The indemnification rights provided for in the certificate of incorporation are not exclusive of any other rights to which those indemnified persons may be entitled under any bylaw, agreement, vote of stockholders or directors or otherwise.

NOMOS' bylaws generally provide that any person who was or is a party or is threatened to be a party to or is involved in any action, suit, or proceeding, whether civil, criminal, administrative or investigative, because that person is or was a director or officer, or is or was serving at the request of NOMOS as a director or officer of another corporation or of a partnership, joint venture, trust or other enterprise, will be indemnified and held harmless by NOMOS, to the fullest extent permitted by law against expenses reasonably incurred or suffered by such person in connection therewith, including attorney's fees, judgments, fines and amounts paid in settlement. These rights to indemnification include the right to be paid by NOMOS the expenses incurred in defending any such proceeding in advance of the final disposition of such proceeding. However, to the extent required by the law, the payment of such expenses incurred by an officer or director in advance of the final disposition of a proceeding may be made only upon receipt of an undertaking, by such person, to repay all amounts so advanced if it is ultimately determined that such person is not entitled to be indemnified. The indemnification rights conferred by NOMOS' bylaws are not exclusive of any other right to which persons seeking indemnification may be entitled under any statute, NOMOS' certificate of incorporation, any agreement, vote of stockholders or disinterested directors or otherwise.

Amendments to Certificate of Incorporation
Under the DGCL, a majority vote of the outstanding shares of common stock is required to amend a company's certificate of incorporation. Under NASI's certificate of incorporation, NASI reserves the right to amend or repeal any provision contained in its certificate of incorporation in any manner prescribed by the DGCL, and all rights conferred to stockholders are granted subject to this reservation.
Under the DGCL, a majority vote of the outstanding shares of common stock is required to amend a company's certificate of incorporation, and a separate class vote is required for any such amendment that adversely affects that class.

Additionally, NOMOS may not amend its certificate of incorporation in a manner that would adversely affect any of its series of preferred stock without first obtaining the approval of the holders of at least a majority (or in the case of the series C, at least 75%) of the number of shares of such series of preferred stock then outstanding.
Amendments to Bylaws
NASI's bylaws may be amended, altered or repealed, or new bylaws may be adopted, by a majority vote of the board of directors or the stockholders; provided, however, that the power of the board of directors to amend, alter or repeal shall not divest or limit the power of the stockholders to adopt, amend or repeal the bylaws.
NOMOS' bylaws provide that they may be amended, altered or repealed, and new bylaws may be adopted, by a majority of the board of directors or the stockholders. However, NOMOS' certificate of incorporation provides that NOMOS may not amend its bylaws in a manner that would adversely affect any of its series of preferred stock without first obtaining the approval of the holders of at least a majority (or in the case of the series C, at least 75%) of the number of shares of such series of preferred stock then outstanding.
Anti-Takeover Provisions
Section 203 of the DGCL prohibits a Delaware corporation from engaging in a "business combination" with a person owning 15% or more of the corporation's voting stock, referred to as an "interested stockholder," for three years following the time that person became an interested stockholder, unless any one of the following occurs:
• The board of directors approves the stock acquisition or the business combination before the person becomes an interested stockholder
• The person became an interested stockholder in a transaction in which it acquired at least 85% of the voting stock in the transaction, excluding shares owned by directors and officers and shares owned by some employee stock plans
	• A combination transaction is approved by the board of directors and by at least two-thirds of the outstanding voting stock not owned by the interested stockholder A Delaware corporation may elect in its certificate of incorporation or bylaws not to be governed by Section 203. NASI has not made that election.	Section 203 of the DGCL does not apply to NOMOS.

Stockholder Rights Plan
	As described in the Rights Agreement dated as of October 16, 1998, as amended, between NASI and U.S. Stock Transfer Corporation, as rights agent, on October 22, 1998, NASI declared a dividend distribution of one right for each outstanding share of common stock outstanding on October 22, 1998. All shares of common stock issued since this date have also had a right issued for them. In the case of certain triggering events, each right entitles the holder of common stock to purchase, upon exercise of the right, a number of shares of common stock having a market value of two times the exercise price of the rights. Generally, the rights are not exercisable until such time as a person or group has announced it has acquired or obtained the right to acquire 15% or more of our common stock, commenced a tender or exchange offer to purchase 15% or more of our common stock or upon certain other events. The rights plan may be amended by NASI without the approval of the holders of common stock. Prior to becoming exercisable, NASI may redeem the rights at any time for nominal consideration. The rights expire on October 22, 2008. One right will be issued for each share of common stock issued in connection with the merger. In addition, immediately prior to the consummation of the merger, NASI intends to amend the rights plan to provide that John A. Friede shall not be deemed an "Acquiring Person" (as such term is defined in the rights agreement) due solely to the issuance of shares in the merger transaction, the exercise of any options of NASI issued in the merger transaction or otherwise granted to Mr. Friede in connection with his service on the NASI board of directors or the aquisition of beneficial ownership of any NASI equity securities representing up to 5% of NASI common stock which are deposited in the voting trust agreement.	NOMOS has not adopted a stockholder rights plan.
Provisions Relating to Some Mergers and Other Business Combinations
The DGCL generally requires that a merger or consolidation or sale, lease or exchange of all or substantially all of a corporation's property and assets be approved by the directors and by a majority of the outstanding stock.
Under the DGCL, a surviving corporation need not obtain stockholder approval for a merger if:
• Each share of the surviving corporation's stock outstanding prior to the merger remains outstanding in identical form after the merger
• The merger agreement does not amend the certificate of incorporation of the surviving corporation
• Either no shares of common stock of the surviving corporation are to be issued or delivered in the merger, or, if common stock will be issued or delivered, it will not increase the number of shares of common stock outstanding prior to the merger by more than 20%.
The DGCL generally requires that a merger or consolidation or sale, lease or exchange of all or substantially all of a corporation's property and assets be approved by the directors and by a majority of the outstanding stock.
Under the DGCL, a surviving corporation need not obtain stockholder approval for a merger if:
• Each share of the surviving corporation's stock outstanding prior to the merger remains outstanding in identical form after the merger;
• The merger agreement does not amend the certificate of incorporation of the surviving corporation; and
• Either no shares of common stock of the surviving corporation are to be issued or delivered in the merger, or, if common stock will be issued or delivered, it will not increase the number of shares of common stock outstanding prior to the merger by more than 20%.

Under NOMOS' certificate of incorporation, a merger of NOMOS with or into another corporation does not require a separate class vote of the any of NOMOS' outstanding classes or series of capital stock. However, NOMOS' various series of preferred stock are entitled to anti-dilution protection in connection with certain mergers. See "Anti-Dilution Protections," above. In addition, certain mergers are deemed a liquidation event for purposes of the series C stock. See "Liquidation Rights," above.
Appraisal or Dissenters' Rights
Under the DGCL, the right of dissenting stockholders to obtain the fair value for their shares is available in connection with some mergers and consolidations. Unless otherwise provided in the corporate certificate of incorporation, appraisal rights are not available to stockholders when the corporation will be the surviving corporation in a merger and no vote of its stockholders is required to approve the merger. In addition, no appraisal rights are available to holders of shares of any class of stock which is either:
• Listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the NASD; or
• Held of record by more than 2,000 stockholders.
Under the DGCL, the right of dissenting stockholders to obtain the fair value for their shares is available in connection with some mergers and consolidations. Appraisal rights are not available to stockholders when the corporation will be the surviving corporation in a merger and no vote of its stockholders is required to approve the merger. In addition, no appraisal rights are available to holders of shares of any class of stock which is either:
• Listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the NASD; or
• Held of record by more than 2,000 stockholders.

DESCRIPTION OF NASI CAPITAL STOCK

        The following is a summary of the material terms of NASI's capital stock. It is only a summary; therefore, it is not meant to be complete and does not contain all of the information that may be important to you. Accordingly, you should read carefully the more detailed provisions of NASI's certificate of incorporation, NASI's bylaws and NASI's Rights Agreement, all of which are incorporated by reference in this joint proxy statement/prospectus and will be sent to stockholders of NASI and NOMOS upon request. See "Where You Can Find More Information," on page [    ].

General

        NASI is authorized to issue 40,000,000 shares of common stock, $0.01 par value per share, and 2,000,000 shares of preferred stock, $0.01 par value per share.

Common Stock

        As of                        , 2003, there were [                        ] shares of NASI common stock outstanding that were held by approximately [    ] stockholders of record. Holders of common stock are entitled to one vote per share for the election of directors and all other matters submitted to a vote of NASI stockholders. Subject to the rights of any holders of preferred stock which may be issued in the future, the holders of common stock are entitled to share ratably in such dividends as may be declared by NASI's board of directors out of funds legally available therefor. In the event of NASI's dissolution, liquidation or winding up, holders of common stock are entitled to share ratably in all assets remaining after payment of all liabilities and liquidation preferences of any preferred stock. Holders of common stock have no preemptive, subscription, redemption or conversion rights or similar rights. The Certificate of Incorporation does not provide for cumulative voting rights with respect to the election of directors. All outstanding common stock is, and the common stock to be issued in connection with the merger will be, fully paid and nonassessable.

Preferred Stock

        NASI's board of directors has the authority, without action by the stockholders, to designate and issue preferred stock in one or more series and to designate the rights, preferences and privileges of each series, which may be greater than the rights of the common stock. It is not possible to state the actual effect of the issuance of any shares of preferred stock upon the rights of holders of the common stock until the board of directors determines the specific rights of the holders of any such preferred stock. However, the effects might include, among other things:

  •
  restricting dividends on the common stock;

  •
  diluting the voting power of the common stock;

  •
  impairing the liquidation rights of the common stock; and

  •
  delaying or preventing a change in control of the company without further action by the stockholders.

        No shares of preferred stock are outstanding and NASI has no present plans to issue any shares of preferred stock.

Certain Anti-Takeover Effects of Provisions of the Certificate of Incorporation, Bylaws and Delaware Law

        NASI is subject to the provisions of Section 203 of the Delaware General Corporation Law regulating corporate takeovers. Section 203 prevents certain Delaware corporations from engaging,

under certain circumstances, in a "business combination" (which includes a merger or sale of more than 10% of the corporation's assets) with any "interested stockholder" (a stockholder who acquires 15% or more of the corporation's outstanding voting stock without the prior approval of the corporation's board of directors) for three years following the date that such stockholder becomes an "interested stockholder". A corporation may "opt out" of the application of Section 203, which NASI has not done.

Stockholders Rights Plan

        In October 1998, NASI adopted a rights plan for the purpose of protecting the holders of common stock in the event of an attempted takeover by a third party that has not been approved by NASI's board of directors. On October 22, 1998, NASI declared a dividend distribution of one right for each outstanding share of common stock outstanding on that date. All shares of common stock issued since such date have also had a right issued for them. In the case of certain triggering events, each right entitles the holder of common stock to purchase, upon exercise of the right, a number of shares of common stock having a market value of two times the exercise price of the rights. Generally, the rights are not exercisable until such time as a person or group has announced it has acquired or obtained the right to acquire 15% or more of our common stock or commenced a tender or exchange offer to purchase 15% or more of our common stock or upon certain other events. The rights plan may be amended by NASI without the approval of the holders of common stock. Prior to becoming exercisable, NASI may redeem the rights at any time for nominal consideration. The rights expire on October 22, 2008. One right will be issued for each share of common stock issued in connection with the merger. In addition, immediately prior to the consummation of the merger, NASI intends to amend the rights plan to provide that John A. Friede shall not be deemed an "Acquiring Person" (as such term is defined in the rights agreement) due solely to Mr. Friede's receipt of shares issued in the merger transaction and his exercise of any options of NASI received by Mr. Friede in the merger transaction or otherwise granted to Mr. Friede in connection with his service on the NASI board of directors, or his acquisition of beneficial ownership of any additional NASI securities representing up to 5% of NASI common stock which are deposited into the voting trust executed by John A. Friede and NASI.

Transfer Agent

        The Transfer Agent for NASI's common stock is U.S. Stock Transfer Corporation. The Transfer Agent's address is 1745 Gardena Avenue, Suite 200, Glendale, California 91204 and its telephone number is (818) 502-1404.

LEGAL MATTERS

        McDermott, Will & Emery, Los Angeles, California, will render an opinion on the legality of the NASI common stock to be issued to NOMOS stockholders in the merger. It is a condition to the completion of the merger that each of NASI and NOMOS receive an opinion from McDermott, Will & Emery and Cohen & Grigsby, P.C., respectively, concerning the tax treatment of the merger.

EXPERTS

        The financial statements of North American Scientific, Inc. incorporated in this joint proxy statement/prospectus by reference to the Annual Report on Form 10-K for the year ended October 31, 2002, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in accounting and auditing.

        The financial statements of NOMOS Corporation as of December 31, 2002 and 2001, and for each of the years in the three-year period ended December 31, 2002, appearing in this joint proxy statement/prospectus, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

ADDITIONAL INFORMATION FOR STOCKHOLDERS

Future Stockholder Proposals

NASI

        Under the present rules of the Securities and Exchange Commission, if a stockholder wants NASI to include a proposal in its proxy statement and form of proxy for presentation at NASI's 2004 annual meeting of the stockholders, the proposal must be received by NASI by [                        ] , 2004, attention: Secretary, at 20200 Sunburst Street, Chatsworth, California 91311; provided, however, that if the date of the 2004 annual meeting of stockholders is changed by more than 30 days from the date of the previous year's meeting held on March 28, 2003, then the deadline is a reasonable time before NASI begins to print and mail its proxy materials. Any nomination for directors or item of business to be introduced at an annual meeting of stockholders must be submitted in writing to the Secretary of NASI at the address noted above.

        NASI's annual meeting of stockholders is generally held at the end of March of each year. Assuming that NASI's 2004 annual meeting is held on schedule, NASI must receive notice of your intention to introduce a nomination or other item of business at that meeting by [            ], 2004. If NASI does not receive notice by that date, or if we meet other requirements of the Securities and Exchange Commission rules, the persons named as proxies in the proxy materials relating to that meeting will use their discretion in voting the proxies when these matters are raised at the meeting.

        Any nomination must contain all of the following information about the nominee:

  •
  name;

  •
  age;

  •
  business and residence addresses;

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  principal occupation or employment;

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  the number of shares of common stock held by the nominee;

  •
  the information that would be required under the rules of the Securities and Exchange Commission in a proxy statement soliciting proxies for the election of such nominee as a director; and

  •
  a signed consent of the nominee to serve as a director of NASI, if elected.

        Any notice of a proposed item of business must include all of the following information:

  •
  a brief description of the substance of, and the reasons for, conducting such business at the annual meeting;

  •
  the stockholder's name and address;

  •
  the number of shares of common stock held by the stockholder (with supporting documentation where appropriate); and

  •
  any material interest of the stockholder in such item of business.

        NASI's board of directors is not aware of any matters that are expected to come before the special meeting other than those referred to in this joint proxy statement/prospectus. If any other matter should come before the special meeting, the persons named in the accompanying proxy intend to vote the proxies in accordance with their best judgment. The chairman of the meeting may refuse to allow the transaction of any business not presented beforehand.

NOMOS

        NOMOS does not currently expect to hold a 2004 annual meeting of stockholders because NOMOS expects to be a wholly owned subsidiary of NASI if the merger has been consummated as contemplated. If the merger has not been consummated and such a meeting is held, stockholder proposals will be eligible for consideration at such meeting in accordance with NOMOS' bylaws and applicable law.

WHERE YOU CAN FIND MORE INFORMATION

        NASI files annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any of these reports, statements or other information at the Securities and Exchange Commission's public reference room located at 450 Fifth Street, N.W., Washington D.C. 20549. Please call the Securities and Exchange Commission at l-800-SEC-0330 for further information on the public reference room. NASI's Securities and Exchange Commission filings are also available to the public from commercial document retrieval services and at the web site maintained by the Securities and Exchange Commission at www.sec.gov.

        NASI has filed a registration statement on Form S-4 to register with the Securities and Exchange Commission the NASI common stock to be issued to NOMOS stockholders upon completion of the merger. This joint proxy statement/prospectus is a part of that registration statement and constitutes a prospectus of NASI in addition to being a proxy statement of NASI and NOMOS for their respective stockholder meetings. As allowed by the Securities and Exchange Commission rules, this joint proxy statement/prospectus does not contain all the information you can find in the registration statement or the exhibits to the registration statement.

        The Securities and Exchange Commission allows us to "incorporate by reference" information into this joint proxy statement/prospectus, meaning that we can disclose important information by referring to another document filed separately with the Securities and Exchange Commission. The information incorporated by reference is deemed to be part of this joint proxy statement/prospectus, except for any information superseded by information in, or incorporated by reference in, this joint proxy statement/prospectus. This joint proxy statement/prospectus incorporates by reference the documents set forth below that we have previously filed with the Securities and Exchange Commission. These documents contain important information about our company and its finances.

NASI SECURITIES AND EXCHANGE COMMISSION FILINGS (FILE NO. 000-26670)	PERIOD
Annual Report on Form 10-K	Fiscal Year ended October 31, 2002
Quarterly Report on Form 10-Q	Quarter ended January 31, 2003
Quarterly Report on Form 10-Q	Quarter ended April 30, 2003
Quarterly Report on Form 10-Q	Quarter ended July 31, 2003
Current Reports on Form 8-K	Filed on May 22, 2003, July 2, 2003, August 28, 2003, October 14, 2003 and October 27, 2003
Proxy Statement on Schedule 14A	Filed on February 13, 2003

The description of the rights agreement, contained in the Registration Statement on Form 8-A/A filed pursuant to Section 12 of the Exchange Act on October 16, 1998 including any amendment or report filed with the Securities and Exchange Commission for the purpose of updating this description	Filed on October 16, 1998

        NASI is also incorporating by reference additional documents that the company has filed with the Securities and Exchange Commission under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act between the date of the initial filing of the registration statement of which this joint proxy statement/prospectus is a part and the effectiveness of the registration statement, as well as between the date of this joint proxy statement/prospectus and the termination of the offering contemplated by this joint proxy statement/prospectus.

        All information contained or incorporated by reference in this joint proxy statement/prospectus relating to NASI has been supplied by NASI, and all information relating to NOMOS has been supplied by NOMOS.

        If you are a stockholder, you may have already received some of the documents incorporated by reference. Alternatively, you can obtain any of these documents through us or the Securities and Exchange Commission. Documents incorporated by reference are available from NASI without charge, excluding all exhibits unless NASI has specifically incorporated by reference an exhibit in this joint proxy statement/prospectus. Stockholders may obtain documents incorporated by reference in this joint proxy statement/ prospectus by requesting them in writing or by telephone from the appropriate party at the following address:

North American
Scientific, Inc.
20200 Sunburst Street
Chatsworth, California 91311
Attention: Corporate Secretary
(818) 734-8600

        If you are an NASI stockholder and would like to request documents from NASI, please do so by                        , 2004 to receive them before NASI's special meeting.

        You can also get more information by visiting NASI's website at www.NASI.net. Except to the limited extent expressly provided in this joint proxy statement/prospectus, information contained in our website is not incorporated by reference into this joint proxy statement/prospectus.

        If you are a stockholder of NOMOS and have any questions or require additional material from NOMOS, please call David J. Haffner at NOMOS at the number below. Copies of the NOMOS certificate of incorporation and bylaws are available from NOMOS, without charge, upon oral request to Mr. Haffner, or upon written request to the following address:

NOMOS Corporation
200 West Kensinger Drive, Suite 100
Cranberry Township, PA 16066
Attention: David J. Haffner
(724) 741-8200

You should rely only on the information contained or incorporated by reference in this joint proxy statement/prospectus to vote on the proposals to NASI and NOMOS stockholders in connection with the merger and the amendments to NASI's Amended and Restated 1996 Stock Option Plan, as the case may be. We have not authorized anyone to provide you with information that is different from what is contained in this joint proxy statement/prospectus. This joint proxy statement/prospectus is dated                        , 2003. You should not assume that the information contained in this joint proxy statement/prospectus is accurate as of any date other than such date, and neither the mailing of this joint proxy statement/prospectus to stockholders nor the issuance of shares of NASI common stock in connection with the merger shall create any implication to the contrary.

INDEX TO FINANCIAL STATEMENTS

Page
Report of Ernst & Young LLP, Independent Auditors	F-2
Consolidated Balance Sheets as of December 31, 2001 and 2002 and as of September 30, 2003 (unaudited)	F-3
Consolidated Statements of Operations for the years ended December 31, 2000, 2001 and 2002 and for the nine months ended September 30, 2002 and 2003 (unaudited)	F-4
Consolidated Statements of Stockholders' Equity (Deficiency) for the years ended December 31, 2000, 2001 and 2002 and for the nine months ended September 30, 2003 (unaudited)	F-5
Consolidated Statements of Cash Flows for the years ended December 31, 2000, 2001 and 2002 and for the nine months ended September 30, 2002 and 2003 (unaudited)	F-6
Notes to the Consolidated Financial Statements	F-7

Report of Independent Auditors

Stockholders
NOMOS Corporation

        We have audited the accompanying consolidated balance sheets of NOMOS Corporation as of December 31, 2001 and 2002, and the related consolidated statements of operations, stockholders' equity (deficiency), and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of NOMOS Corporation at December 31, 2001 and 2002, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

Pittsburgh, Pennsylvania
April 2, 2003

NOMOS Corporation

Consolidated Balance Sheets

	December 31
			September 30 2003
	2001	2002
			(unaudited)
Assets
Current assets:
Cash and cash equivalents	$5,991,306	$3,272,358	$3,667,946
Accounts receivable, net	4,732,713	7,203,233	8,118,500
Inventories	3,519,124	3,418,109	4,060,071
Other current assets	578,047	862,926	346,082

Total current assets	14,821,190	14,756,626	16,192,599
Property and equipment, net	856,252	863,334	1,576,500
Noncurrent receivables	157,100	115,170	349,200
Officer receivable	—	—	292,872
Other assets	35,964	74,932	85,525

Total assets	$15,870,506	$15,810,062	$18,496,696

Liabilities and stockholders' equity (deficiency)
Current liabilities:
Accounts payable	$2,859,582	$2,665,129	$2,224,334
Accrued compensation	1,157,743	781,295	524,095
Accrued royalties	133,750	153,490	148,000
Advance billings	1,003,678	784,242	1,307,584
Unearned services revenue	1,877,221	3,444,356	3,737,420
Other accruals	1,300,443	1,854,502	2,150,720

Total current liabilities	8,332,417	9,683,014	10,092,153
Accrued relocation costs	—	296,800	—
Unearned services revenue	724,836	939,585	998,104

Total liabilities	9,057,253	10,919,399	11,090,257
Redeemable convertible Series C preferred stock	5,862,083	7,661,362	9,191,000
Stockholders' equity (deficiency):
Series A convertible preferred stock; $.0001 par value; 1,000,000 shares authorized; 374,748 shares issued and outstanding in 2001 and 2002 and September 30, 2003	37	37	37
Series B convertible preferred stock; $.0001 par value, 4,000,000 shares authorized; 1,861,909 shares issued and outstanding in 2001 and 2002 and September 30, 2003	186	186	186
Common stock; $.0001 par value; 25,000,000 shares authorized; 3,488,665, 3,611,448 and 3,707,596 shares issued in 2001, 2002, and September 30, 2003, respectively	349	361	371
Deferred stock-based compensation	(1,655,614)	(91,116)	(238,422)
Accumulated other comprehensive loss:
Foreign translation adjustment	—	—	(33,805)
Paid-in capital	78,553,300	75,331,679	75,583,208
Accumulated deficit	(75,603,810)	(77,668,568)	(76,752,858)
Treasury stock at cost—75,599 common shares	(343,278)	(343,278)	(343,278)

Total stockholders' equity (deficiency)	951,170	(2,770,699)	(1,784,561)

Total liabilities and stockholders' equity (deficiency)	$15,870,506	$15,810,062	$18,496,696

See accompanying notes.

NOMOS Corporation

Consolidated Statements of Operations

	Years ended December 31			Nine months ended September 30
	2000	2001	2002	2002	2003
				(unaudited)
Revenues
Product	$10,787,175	$20,044,279	$24,342,834	$17,899,932	$15,977,311
Service	2,574,563	4,460,431	6,782,628	4,971,454	6,795,975

	13,361,738	24,504,710	31,125,462	22,871,386	22,773,286
Cost of sales:
Product	4,459,569	8,489,961	9,935,099	7,356,717	7,834,455
Service	2,255,179	3,168,587	4,518,816	3,301,056	3,103,840

	6,714,748	11,658,548	14,453,915	10,657,773	10,938,295

Gross margin	6,646,990	12,846,162	16,671,547	12,213,613	11,834,991
Operating expenses
Research and development	4,479,298	4,152,489	5,392,003	4,065,321	3,504,461
Sales and marketing	4,252,326	3,984,281	6,663,047	4,920,657	5,036,840
General and administrative	3,296,413	2,950,737	4,192,743	2,857,089	2,620,260
Stock-based compensation	—	2,444,580	52,168	(135,223)	1,538,702
Offering and relocation costs	—	—	2,507,208	2,266,693	—

Total operating expenses	12,028,037	13,532,087	18,807,169	13,974,537	12,700,263

Loss from operations	(5,381,047)	(685,925)	(2,135,622)	(1,760,924)	(865,272)
Interest expense	(1,997,396)	(65,290)	—	—	—
Other income (expense) — net	(3,000,000)	168,503	70,864	56,695	1,780,982

Income (loss) from continuing operations	(10,378,443)	(582,712)	(2,064,758)	(1,704,229)	915,710

Loss from discontinued operations	(1,154,524)	—	—	—	—

Net income (loss)	(11,532,967)	(582,712)	(2,064,758)	(1,704,229)	915,710
Less preferred dividends	—	1,225,888	1,799,279	1,320,662	1,529,638

Net loss applicable to common stock	$(11,532,967)	$(1,808,600)	$(3,864,037)	$(3,024,891)	$(613,928)

Net loss per share—basic and diluted:
Continuing operations	$(3.71)	$(0.63)	$(1.19)	$(0.96)	$(0.17)
Discontinued operations	(0.41)	—	—	—	—

	$(4.12)	$(0.63)	$(1.19)	$(0.96)	$(0.17)

Weighted average common shares outstanding—basic and diluted	2,797,246	2,856,444	3,240,072	3,149,716	3,610,236

See accompanying notes.

NOMOS Corporation

Consolidated Statements of Stockholders' Equity (Deficiency)

	Number of Shares Series A Preferred	Preferred A Stock	Number of Shares Series B Preferred	Preferred B Stock	Number of Common Shares	Common Stock	Warrants	Deferred Stock-Based Compensation	Paid-in Capital	Other Comprehensive Loss	Accumulated Deficit	Treasury Stock	Stockholders' Equity (Deficiency)
Balance, December 31, 1999	334,646	$33	—	$—	2,778,174	$278	$1,521,950	$—	$53,828,862	$—	$(63,488,131)	$(343,278)	$(8,480,286)
Sale of common stock at $9.85 per share	—	—	—	—	101,523	10	—	—	999,990	—	—	—	1,000,000
Preferred shares issued as inducement for loan	40,102	4	—	—	—	—	—	—	394,996	—	—	—	395,000
Common stock issued in association with settlement agreement	—	—	—	—	3,807	—	—	—	37,500	—	—	—	37,500
Net loss	—	—	—	—	—	—	—	—	—	—	(11,532,967)	—	(11,532,967)

Balance, December 31, 2000	374,748	37	—	—	2,883,504	288	1,521,950	—	55,261,348	—	(75,021,098)	(343,278)	(18,580,753)
Issuance of preferred stock as part of debt conversion, net of $39,941 issuance costs	—	—	1,861,746	186	—	—	—	—	18,298,073	—	—	—	18,298,259
Issuance of preferred stock	—	—	163	—	—	—	—	—	1,600	—	—	—	1,600
Exercise of common stock options	—	—	—	—	605,161	61	—	—	596,023	—	—	—	596,084
Dividends and accretion on redeemable stock	—	—	—	—	—	—	—	—	(1,225,888)	—	—	—	(1,225,888)
Deferred stock-based compensation	—	—	—	—	—	—	—	(2,620,524)	2,620,524	—	—	—	—
Deferred stock-based compensation from employee put agreement	—	—	—	—	—	—	—	(821,217)	1,479,670	—	—	—	658,453
Amortization of stock-based compensation	—	—	—	—	—	—	—	1,786,127	—	—	—	—	1,786,127
Exercise and forfeitures of warrants	—	—	—	—	—	—	(1,521,950)	—	1,521,950	—	—	—	—
Net loss	—	—	—	—	—	—	—	—	—	—	(582,712)	—	(582,712)

Balance, December 31, 2001	374,748	37	1,861,909	186	3,488,665	349	—	(1,655,614)	78,553,300	—	(75,603,810)	(343,278)	951,170
Exercise of common stock options and warrants	—	—	—	—	122,783	12	—	—	89,988	—	—	—	90,000
Dividends and accretion on redeemable stock	—	—	—	—	—	—	—	—	(1,799,279)	—	—	—	(1,799,279)
Amortization of deferred stock-based compensation from employee put agreement	—	—	—	—	—	—	—	730,101	19,467	—	—	—	749,568
Reduction in variable deferred stock-based compensation	—	—	—	—	—	—	—	834,397	(834,397)	—	—	—	—
Net reduction in variable stock-based compensation	—	—	—	—	—	—	—		(697,400)	—		—	(697,400)
Net loss	—	—	—	—	—	—	—	—	—	—	(2,064,758)	—	(2,064,758)

Balance, December 31, 2002	374,748	$37	1,861,909	$186	3,611,448	$361	$—	$(91,116)	$75,331,679	$—	$(77,668,568)	$(343,278)	$(2,770,699)
Exercise of common stock options	—	—	—	—	96,148	10	—	—	95,159	—	—	—	95,169
Dividends and accretion on redeemable stock	—	—	—	—	—	—	—	—	(1,529,638)	—	—	—	(1,529,638)
Amortization of deferred stock-based compensation from employee put agreement	—	—	—	—	—	—	—	91,116	(19,467)	—	—	—	71,649
Deferred stock-based compensation	—	—	—	—	—	—	—	(305,363)	305,363	—	—	—	—
Amortization of stock-based compensation	—	—	—	—	—	—	—	66,941	—	—	—	—	66,941
Variable deferred stock-based compensation	—	—	—	—	—	—	—	—	1,400,112	—	—	—	1,400,112
Net income	—	—	—	—	—	—	—	—	—	—	915,710	—	915,710
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	—	(33,805)	—	—	(33,805)

Total comprehensive income	—	—	—	—	—	—	—	—	—	—	—	—	881,905

Balance, September 30, 2003 (unauditied)	374,748	$37	1,861,909	$186	3,707,596	$371	$—	$(238,422)	$75,583,208	$(33,805)	$(76,752,858)	$(343,278)	$(1,784,561)

See accompanying notes.

NOMOS Corporation

Consolidated Statements of Cash Flows

	Years ended December 31			Nine months ended September 30
	2000	2001	2002	2002	2003
				(unaudited)
Cash flows from operating activities
Net (loss) income	$(11,532,967)	$(582,712)	$(2,064,758)	$(1,704,229)	$915,710
Adjustments to reconcile net (loss) income to net cash (used for) provided by operating activities:
Depreciation and amortization	284,656	223,067	508,989	379,812	477,897
Loss from discontinued operations	1,154,524	—	—	—	—
Write-off of investments — Med-Tec	3,000,000	—	—	—	—
Issuance of preferred stock — loan inducement	395,000	—	—	—	—
Issuance of common stock — Cognos settlement	37,500	—	—	—	—
Stock-based compensation expense (income)	—	2,444,580	52,168	(135,223)	1,538,702
Interest costs satisfied with preferred stock	522,910	65,290	—	—	—
Changes in net assets and liabilities:
Accounts receivable	199,619	(2,137,376)	(2,428,590)	(1,280,040)	(915,267)
Inventories	(1,289,308)	363,668	101,015	(176,373)	(641,962)
Prepaid expenses and other assets	(226,999)	(269,591)	(323,847)	(345,829)	(54,455)
Accounts payable	932,504	573,203	(194,453)	136,669	(440,795)
Accrued compensation	242,299	442,890	(376,448)	(363,039)	(257,200)
Accrued royalties	186,870	(65,120)	19,740	(14,950)	(5,490)
Advance billings	(488,524)	(1,784,818)	(219,436)	266,281	523,342
Unearned services revenue	891,296	854,915	1,781,884	1,285,235	351,583
Other accruals	(483,052)	1,104,222	850,859	1,028,257	(583)

Net cash (used for) provided by continuing operations	(6,173,672)	1,232,218	(2,292,877)	(923,429)	1,491,482
Net cash used by discontinued operations	(370,759)	(400,921)	—	—	—

Net cash (used for) provided by operating activities	(6,544,431)	831,297	(2,292,877)	(923,429)	1,491,482
Cash flows from investing activities
Capital expenditures	(208,632)	(698,817)	(516,071)	(406,045)	(1,191,063)

Net cash used for investing activities	(208,632)	(698,817)	(516,071)	(406,045)	(1,191,063)
Cash flows from financing activities
Payment of short-term debt	(12,000,000)	—	—	—	—
Proceeds from shareholder loans	17,750,000	—	—	—	—
Proceeds from Series B and C preferred stock issuance	—	4,637,795	—	—	—
Issuance cost of preferred stock issuance	—	(39,941)	—	—	—
Proceeds from common stock issuance	1,000,000	—	—	—	—
Exercise of stock options	—	596,084	90,000	87,500	95,169

Net cash provided by financing activities	6,750,000	5,193,938	90,000	87,500	95,169

Net (decrease) increase in cash	(3,063)	5,326,418	(2,718,948)	(1,241,974)	395,588
Cash and cash equivalents at beginning of year	667,951	664,888	5,991,306	5,991,306	3,272,358

Cash and cash equivalents at end of year	$664,888	$5,991,306	$3,272,358	$4,749,332	$3,667,946

Supplemental disclosure of cash flow information
Cash paid for interest	$1,004,486	$—	$—	$—	$—
Supplemental disclosure of noncash operating, investing, and financing activities
Exercise and forfeitures of warrants	—	1,521,950	369,212	—	—
Issuance of preferred stock in exchange for debt	—	18,338,200	—	—	—
Preferred dividends and related accretion	—	1,225,888	1,799,279	1,320,662	1,529,638

See accompanying notes.

NOMOS Corporation

Notes to Consolidated Financial Statements

December 31, 2000, 2001, and 2002

1.    The Company

        NOMOS Corporation (NOMOS or the Company) is a Delaware Corporation based in Cranberry Township, Pennsylvania. The Company develops, sells, and services advanced medical equipment products that improve the effectiveness of radiation therapy in the treatment of solid cancerous tumors. The Company pioneered the commercialization of a technology known as intensity modulated radiation therapy (IMRT). IMRT allows a doctor to deliver escalated radiation doses to a tumor target, while limiting damage to nearby healthy tissue. The Company sells its products to hospitals and clinics throughout the world.

        CORVUS is the Company's IMRT-based software product that helps doctors improve the planning of radiation therapy. The Company also produces products that are complementary to its IMRT products. In 1998, the Company introduced BAT, its ultrasound-based targeting system that permits a doctor to improve daily alignment and verification of tumor location. In 2001, the Company introduced PEREGRINE, a statistical software product that simulates the path of radiation particles as they are absorbed by the body to enable doctors to more precisely prescribe radiation treatments.

        Customers use the IMRT products (CORVUS, MIMiC and PEACOCK) in conjunction with linear accelerators, which are the machines that generate the energy beams used in radiation cancer therapy.

        The Company currently markets five primary products to the radiation therapy market:

      Hardware intensive products:

      BAT®: Ultrasound-based tumor targeting system.

      MIMiC®: Multileaf collimator designed specifically for IMRT.

      Software intensive products:

      CORVUS®: Inverse planning software designed specifically for IMRT.
      PEACOCK®: Integrated IMRT planning and delivery software system, and multileaf collimator. This system combines CORVUS and MIMiC.
      PEREGRINE™: Radiation dose calculation and simulation software.

        Revenue from sales of the Company's IMRT planning and delivery products, CORVUS, PEACOCK and MIMiC, represented approximately 43% of the Company's total revenues in 2000, approximately 35% of the Company's total revenues in 2001, approximately 36% of the Company's total revenues in 2002 and approximately 31% for the nine months ended September 30, 2003. Revenue from the Company's ultrasound-based targeting system, BAT, which was first introduced in 1998, represented approximately 38% of the Company's total revenues in 2000, 43% of the Company's total revenues in 2001, 40% of the Company's total revenues in 2002 and approximately 39% for the nine months ended September 30, 2003.

        In January 1999, NOMOS acquired Radiation Oncology Computer Systems, Inc. (ROCS), a California corporation, adding to its product line 2- and 3-D treatment planning systems, an interstitial implant program, and an ultrasound-guided brachytherapy package focused on the prostate implant market. This business was subsequently discontinued (see Note 5 for further discussion).

        The Company operates in one reportable segment (radiation therapy market) primarily within North America.

2.    Summary of Significant Accounting Policies

Reclassifications

        Certain prior year amounts have been reclassified to conform to the current year presentation. The reclassifications had no impact on the Company's operations, cash flows or stockholder's equity.

Interim Financial Information

        The accompanying consolidated balance sheet at September 30, 2003 and the consolidated statements of operations, stockholders' equity (deficiency), and cash flows for the nine months ended September 30, 2002 and 2003 are unaudited. The unaudited interim consolidated balance sheet and consolidated statements of operations stockholders' equity (deficiency) and cash flows have been prepared on the same basis as the annual consolidated balance sheet and consolidated statements of operations, stockholders' equity (deficiency), and cash flows and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary to present fairly the Company's financial position, results of operations and its cash flows for the nine months ended September 30, 2002 and 2003. The financial data and other information disclosed in these notes to consolidated financial statements related to these periods are unaudited. Operating results for the nine months ended September 30, 2003 are not necessarily indicative of the results that may be expected for the year ending December 31, 2003.

Revenue Recognition

        Revenues and related cost of sales for hardware products are generally recognized upon shipment (title transfer), which in some cases precedes customer acceptance, as the performance of installation obligations is essentially perfunctory and there is a demonstrated history of customer acceptance following shipment. Additionally, hardware revenues are recognized only if persuasive evidence of an agreement exists, the fee is fixed and determinable and collection of the amount due from the customer is deemed probable and all significant vendor obligations are satisfied. The Company's hardware products are generally subject to installation and warranty, and the Company provides for the estimated future costs of installation, repair, replacement, or customer accommodation in cost of sales when sales are recognized. The Company records the estimated warranty obligation based on historical experience of cost incurred.

        Revenues and related cost of sales for software products are generally recognized at the time of customer acceptance, which normally is at installation. Additionally, software revenues are recognized only if persuasive evidence of an agreement exists, the fee is fixed and determinable and collection of the amount due from the customer is deemed probable and all significant vendor obligations are satisfied. In sales contracts that have multielement arrangements, the Company allocates the sales contract using the residual method. The total fair value of the undelivered elements as indicated by vendor-specific objective evidence (price charged when the undelivered element is sold individually) is deferred and the difference between the total arrangement fee and the amount deferred for the undelivered elements is recognized as revenue related to the delivered elements.

        Services revenues are derived mainly from maintenance contracts and are recognized on a straight-line basis over the term of the contract. Payments for maintenance revenues are normally received in advance and are nonrefundable.

Advance Billings and Unearned Services Revenue

        Revenue payments received from customers in advance of shipments for hardware products and acceptance for software products are recorded as Advance Billings. The unamortized portion of maintenance revenue is recorded as Unearned Services Revenue.

Cash and Cash Equivalents

        Short-term investments include highly liquid investments, principally certificates of deposit and United States Government-backed securities and interest-bearing deposits with original maturities of less than ninety (90) days.

Fair Value of Financial Instruments

        The carrying amounts of the Company's financial instruments, including cash and cash equivalents, accounts receivable, and accounts payable, approximate fair value due to their short maturities.

Inventories

        Inventories are valued at the lower of first-in, first-out (FIFO) cost or market and consist of the following:

	December 31		September 30,
	2001	2002	2003
			(unaudited)
Raw materials	$3,220,358	$3,185,297	$3,980,099
Work-in-process	90,258	—	—
Finished goods	208,508	232,812	79,972

	$3,519,124	$3,418,109	$4,060,071

Property and Equipment

        All equipment, furniture and fixtures are recorded at cost. For financial reporting purposes, depreciation is computed principally using the straight-line method over the estimated useful life of the asset (generally three to five years), and by accelerated methods for income tax reporting purposes. Expenditures for maintenance and repairs are charged to expense as incurred.

Software Development Costs

        During 2000, 2001 and 2002, the Company did not capitalize software development costs. Historically, management has defined technological feasibility for software at the point where FDA approval has been received and beta testing is completed. As such, there have been insignificant amounts of software costs incurred subsequent to technological feasibility for capitalization.

Research and Development Costs

        Research and development costs are charged to expense when incurred.

Shipping Costs

        Shipping costs in the amounts of $70,000, $198,000 and $385,000 during 2000, 2001 and 2002, respectively, are included in cost of sales.

Advertising Costs

        Advertising and sales promotions are charged to expense during the period in which they are incurred. Total advertising and sales promotions expense for the years ended December 31, 2000, 2001 and 2002 were approximately $242,000, $253,000, and $355,000, respectively.

Earnings Per Share

        Net loss per common share is computed based upon the weighted average number of common shares outstanding. Dilutive securities include options, warrants and convertible preferred stock. The dilutive effect of stock options, warrants and preferred stock has been excluded from the determination of "basic" earnings per share and are only included in "diluted" earnings per share if their effects are not antidilutive. Shares of potentially dilutive securities totaled 2,633,678; 6,021,548; 5,683,310 and 5,680,335 for the years ended December 31, 2000, 2001 and 2002 and the nine months ended September 30, 2003, respectively.

Principles of Consolidation

        Significant intercompany transactions and balances have been eliminated in the consolidation of the accounts of the companies.

Use of Estimates

        The preparation of the Company's financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the balance sheet dates and the reported amounts of revenue and expenses during the reporting periods. Actual results could differ from those estimates.

Accounting for Stock-Based Compensation

        The Company accounts for its Stock Option Plan in accordance with the provisions of Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. As such, compensation expense is recorded only if the current market price of the stock on the date of the grant exceeds the exercise price. Pursuant to Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation, the Company discloses the pro forma effects of using pricing models (Minimum Value Method) for the stock-based compensation arrangements.

        The following table illustrates the effect on net income (loss) and earnings (loss) per share if the Company had applied the fair value recognition provisions of Statement No. 123, Accounting for Stock-Based Compensation (SFAS 123), to employee stock-based awards (Note 12).

	December 31			September 30
	2000	2001	2002	2002	2003
				(Unaudited)
Reported net (loss) income from continuing operations	$(10,378,443)	$(582,712)	$(2,064,758)	$(1,704,229)	$915,710
Add (deduct) stock-based compensation expense included in reported net loss	—	2,444,580	52,168	(135,223)	1,538,702
Deduct total stock-based compensation expense determined under fair value method for all awards	(1,092,782)	(4,442,125)	(2,485,225)	(1,913,839)	(2,185,911)

Pro forma net income (loss)	(11,471,225)	(2,580,257)	(4,497,815)	(3,753,291)	268,501
Less preferred dividends	—	1,225,888	1,799,279	1,320,662	1,529,638

Pro forma net loss applicable to common stock	$(11,471,225)	$(3,806,145)	$(6,297,094)	$(5,173,953)	$(1,261,137)

Pro forma basic and diluted net loss per share — continuing operations	$(4.10)	$(1.33)	$(1.94)	$(1.64)	$(0.35)

Income Taxes

        Deferred income taxes are recognized for all temporary differences between the tax and financial bases of the Company's assets and liabilities, using the enacted tax laws and statutory rates applicable to the periods in which the differences are expected to affect taxable income.

Foreign Currency Translation

        The assets and liabilities of the Company's foreign operations, which commenced in 2003, are translated into U.S. dollars at current exchange rates. Revenue and expense accounts of these operations are translated at average exchange rates prevailing during the year. These translation adjustments are accumulated in a separate component of stockholders' equity.

        Foreign currency transaction gains and losses are included in determining net income for the year in which the exchange rate changes.

Comprehensive Loss

        The Company reports comprehensive income or loss in accordance with the provisions of SFAS No. 130, Reporting Comprehensive Income. Comprehensive income or loss, as defined, includes all changes in equity (net assets) during a period from nonowner sources.

Recent Accounting Pronouncements

        In August 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, which supersedes SFAS No. 121 and provides a single accounting model for the disposition of long-lived assets. The new rules significantly change the criteria to classify an asset as held for sale. In addition, more dispositions will qualify for discontinued operations treatment in the income statement as the criteria for discontinued operations presentation is changed to a component of the business rather than a segment of the business. The Company has applied SFAS No. 144 as of January 1, 2002. The new rules did not have a significant impact on the Company's financial statements.

        FASB Statement No. 146, Accounting for Costs Associated with Exit or Disposal Activities, addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies EITF Issue No. 94-3. The principal difference between FASB 146 and Issue 94-3 relates to FASB 146's requirements for recognition of a liability for a cost associated with an exit or disposal activity. FASB 146 requires that the cost associated with an exit or disposal activity be recognized when the liability is incurred. In addition, the FASB stated that an entity's commitment to a plan, by itself, does not create an obligation that meets the definition of a liability. Therefore, this Statement eliminates the definition and requirements for recognition of exit costs in Issue 94-3. This Statement also establishes that fair value is the objective for initial measurement of the liability. FASB 146 is effective for the Company on January 1, 2003 and may impact certain restructuring activities from that date forward.

        FASB Statement No. 148, Accounting for Stock-Based Compensation—Transition and Disclosure, amends FASB Statement No. 123, Accounting for Stock-Based Compensation, to provide alternative methods of transition for an entity that voluntarily changes to the fair value-based method of accounting for stock-based employee compensation. It also amends the disclosure provisions of that Statement to require prominent disclosure about the effects on reported net income of an entity's accounting policy decisions with respect to stock-based employee compensation. Finally, this Statement amends APB Opinion No. 28, Interim Financial Reporting, to require disclosure about those effects in interim financial information. The Company has adopted the disclosure requirements of FASB 148. The provisions of the FASB were effective for the Company on January 1, 2002.

        In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities" in an effort to expand upon and strengthen existing accounting guidance that addresses when a company should include in its financial statements the assets, liabilities and activities of variable interest entities, including special-purpose entities or off-balance sheet structures. The consolidation requirements of FIN No. 46 apply immediately to variable interest entities created after January 31, 2003. The consolidation requirements apply to older entities (formed or relationships established prior to January 31, 2003) in the first fiscal year or interim period ending after December 15, 2003. Certain of the disclosure requirements apply in all financial statements issued after January 31, 2003, regardless of when the variable interest entity was established. The Company believes the impact of FIN No. 46 on its financial position and results of operations will not be material, but the Company will continue to evaluate the impact of FIN No. 46.

        In May 2003, the FASB issued Statement of Financial Accounting Standards No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." This statement affects the issuer's accounting for three types of freestanding financial statements: mandatorily redeemable shares, put and forward purchase contracts that require the issuer to buy back some of its shares in exchange for cash or other assets, and certain obligations that can be settled in shares. This statement is effective for all financial instruments entered into or modified after May 31, 2003, and otherwise effective for all public companies at the beginning of the first interim period beginning after June 15, 2003. As a result of the characteristics of the Company's preferred stock, management of the Company believes the impact of adopting FASB No. 150 will not be material to the Company's financial statements.

3.    Accounts Receivable

        Accounts receivable consist of the following:

	December 31
	2001	2002
Billed receivables	$3,989,180	$6,166,596
Unbilled receivables	786,771	1,099,637

Total receivables	4,775,951	7,266,233
Allowance for doubtful accounts	(43,238)	(63,000)

Net receivables	$4,732,713	$7,203,233

        Unbilled receivables represent recorded revenue that is billable by the Company at future dates based on contractual payment terms and is anticipated to be billed and collected within the twelve months following the balance sheet date.

        The Company's current sales terms typically provide for customer payment of 30% on order placement, 60% on shipment and 10% on customer acceptance, which by the terms of the Company's sales agreements generally occurs within 30 days after installation.

        Activity in the allowance for doubtful accounts is as follows:

Balance, December 31, 1999	$85,183
Net charge to expense	131,917
Amounts written off	(85,183)

Balance, December 31, 2000	131,917
Net credit to expense	(68,930)
Amounts written off	(19,749)

Balance, December 31, 2001	43,238
Net charge to expense	86,911
Amounts written off	(67,149)

Balance, December 31, 2002	$63,000

        On May 22, 2003, the Company made a loan of $292,872 to an officer of the Company. The loan bears interest at a rate of prime plus 1/2%. Payment on this loan is due two years from the date of issuance or upon redemption of the series C redeemable preferred stock. The outstanding balance has been included as a noncurrent Officer Receivable at September 30, 2003.

4.    Med-Tec Acquisition Deposit

        In connection with the Company's attempt to acquire all the outstanding stock of Med-Tec Iowa, Inc. (Med-Tec) during 1998 and 1999, the Company paid $2,000,000 and $1,000,000, respectively, to Med-Tec as a deposit towards the acquisition in accordance with the terms of the acquisition agreement.

        During March 1999, Med-Tec refused to proceed with the acquisition. On March 22, 1999, the Company commenced a civil action to recover damages it incurred when Med-Tec refused to proceed with the acquisition. The damages claimed by the Company include the cash deposits paid totaling $3,000,000 and expenses incurred in performing its obligation under the acquisition agreement. Thereafter, Med-Tec commenced an action seeking a declaration judgment that it is not obligated to return the cash deposits totaling $3,000,000.

        As of December 31, 1999, management of the Company believed that the $3,000,000 was recoverable. However, during 2000, based upon the status of negotiations and litigation process, management concluded that realization of this asset was no longer probable and wrote off this receivable. The write-off was included in other expense.

        On February 12, 2003, the Company received a final settlement from Med-Tec in the amount of $1,250,000. The Company recorded this as other income during 2003.

5.    ROCS Acquisition and Discontinued Operation

        On January 28, 1999, the Company acquired all of the outstanding stock of Radiation Oncology Computer Systems, Inc. (ROCS) for $2,000,000 in cash and 143,401 shares of NOMOS common stock valued at $2,825,000.

        The postacquisition operating results of ROCS were significantly less than that which was anticipated at the time of acquisition. As a result, management developed a plan to discontinue ROCS. On November 22, 2000, the Company sold the remaining operating business of ROCS to SSGI, Inc., a California corporation, for consideration equal to 10% of all future revenues from current ROCS customers as defined in the purchase agreement within one year from November 22, 2000. The Company recorded an insignificant gain from the sale of ROCS based on the eventual sales price of $67,500.

        As a result of the disposition, the financial statements were recast treating all activity associated with ROCS as discontinued operations in 2000. For the year ended December 31, 2000, ROCS had revenues of $1,948,326 and operating losses of $1,154,524.

6.    Property and Equipment

        Property and equipment are as follows:

	December 31
	2001	2002
Equipment, primarily computers	$2,084,288	$2,534,356
Furniture and fixtures	335,163	339,726
Leasehold improvements	229,835	234,348
Research equipment	291,290	295,951
Other	397,522	449,789

	3,338,098	3,854,170
Less accumulated depreciation	(2,481,846)	(2,990,836)

	$856,252	$863,334

        Depreciation expense for the years ended December 31, 2000, 2001, and 2002 was approximately $285,000, $223,000, and $509,000, respectively.

7.    Lines of Credit and Related Party Debt

        As of December 31, 2000, the Company had a line of credit in the amount of $14,000,000 from Citicorp Private Bank. Additionally, during 2000, the Company borrowed $3,750,000 directly from a significant shareholder and his family. In association with the shareholder loans, the Company paid a fee to the shareholder's family ($395,000) with preferred stock (40,102 shares).

        On December 31, 2000, the aforementioned shareholder group (note holders) refinanced the entire line of credit with a note payable to this ownership group. The principal and accrued interest at December 31, 2000 was $17,750,000 and $522,910, respectively.

        On March 5, 2001, the note holders converted the unpaid principal balance of the notes totaling $17,750,000 and accrued interest totaling $588,200 into 1,861,746 shares of Series B convertible preferred stock.

        Interest expense on the aforementioned debt instruments during the years ended December 31, 2000 and 2001 was $1,997,396 and $65,290, respectively.

        On November 21, 2002, the Company secured a $2,000,000 line of credit with National City Bank of Pennsylvania. As of December 31, 2002, no amount was borrowed under this line of credit.

8.    Operating Leases and Other Commitments

        The Company leases office and manufacturing space located in Cranberry Township and Sewickley, Pennsylvania; both are suburbs of Pittsburgh. Additionally, the Company has other property and equipment leases. Future minimum lease payments under noncancelable lease arrangements at December 31, 2002 are as follows:

2003	$909,794
2004	749,258
2005	476,973
2006	464,996
Thereafter	3,033,545

$5,634,566

        Lease expense, exclusive of restructuring amounts set forth in Note 15, for 2000, 2001 and 2002 was approximately $750,000, $636,000, and $646,000, respectively.

        The Company has royalty arrangements for technologies that are licensed for use in some of the Company's products. These arrangements typically require the Company to pay either a percentage of the sales price for each product sold or an established dollar amount for each product. These royalty payments were not material for the years ended December 31, 2000, 2001 and 2002. There are non-cancelable future commitments under these royalty arrangements after December 31, 2002. The Company believes such commitments will not be material to their financial position and results of operations.

9.    Income Taxes

        The reconciliations of the effective income tax rates to the United States federal statutory tax rate follow:

	Years ended December 31
	2000	2001	2002
Statutory federal income tax rate	$(4,036,539)	$(203,949)	$(722,665)
State rate, net of federal benefit	(182,082)	(23,308)	(82,590)
Tax credits	(237,168)	(152,500)	(343,646)
Nondeductible items	215,486	69,320	220,026
Nondeductible stock compensation	—	660,642	(136,631)
Change in valuation reserve	4,240,303	(350,205)	1,065,506

	$—	$—	$—

        The interim period tax provisions (benefits) are based upon the effective annual tax rates.

        SFAS No. 109 requires a valuation allowance to be recorded when it is more likely than not that deferred tax assets will not be realized. At December 31, 2002, a valuation allowance for the full amount of the net deferred tax asset was recorded because of uncertainties as to the amount of taxable income that would be generated in future years.

        As of December 31, 2002, the Company had net federal operating loss carryforwards and federal research tax credit carryforwards available to offset future federal taxable income with expiration dates as follows:

	Net Operating Losses	Federal Research Tax Credit
2008-2012	$29,130,000	$815,000
2013-2017	—	—
2018-2022	26,651,000	1,611,000

	$55,781,000	$2,426,000

        In accordance with the provisions of Internal Revenue Code Section 382, utilization of the Company's net operating loss carryforward is estimated to be limited in a range of $1.4 million to $3.2 million per year as of December 31, 2002. The net operating loss carryforward expires in varying amounts from 2008 through 2022. In addition, the utilization of the Company's research and development credit is also limited in its use.

        The components of the Company's deferred tax assets are as follows:

	December 31
	2001	2002
Deferred tax assets:
Net operating losses	$19,573,000	$21,360,000
Tax credit carryforwards	2,173,000	2,426,000
Deferred revenue	229,000	—
Financial reserves	1,266,000	1,686,000
Inventory	775,000	917,000
Accrued vacation	76,000	82,000
Depreciation and amortization	174,000	121,000

Total current deferred tax assets	24,266,000	26,592,000
Less valuation allowance	(24,266,000)	(26,592,000)

Net deferred tax assets	$—	$—

        During 2002, Pennsylvania extended the period in which operating losses may be carried forward. The newly enacted legislation extends the period from 10 years to 20 years. The Company's total state operating loss carryforwards are $45.9 million, expiring in various years beginning in 2005 and ending in 2022.

10. Warranty Reserve

        In connection with the sale of hardware products, the Company records a warranty reserve based on historical experience of cost incurred.

        Activity in the warranty reserve is as follows:

Balance, December 31, 1999	$9,281
Net charge to expense	143,727
Actual costs	(63,908)

Balance, December 31, 2000	89,100
Net charge to expense	391,457
Actual costs	(186,156)

Balance, December 31, 2001	294,401
Net charge to expense	490,001
Actual costs	(377,086)

Balance, December 31, 2002	407,316
Net charge to expense	477,644
Actual costs	(427,086)

Balance, September 30, 2003 (unaudited)	$457,874

11. Capitalization

        On June 3, 2002, the Board of Directors approved a 1-for-1.97 reverse stock split on the Company's common and preferred stock. The stock split was effective on June 19, 2002. Accordingly, all common and preferred share and per-share data for all periods presented have been restated to reflect this event.

Common Stock

        As of December 31, 2002, the Company has 6,619,792 common stock shares reserved for future issuance of stock options, conversion of preferred stock and warrants.

Series A Preferred Stock

        On August 4, 1999, August 17, 1999, and September 28, 1999, the Company held a first, second, and third closing on a Private Placement Memorandum (the Offering) for the sale of up to 507,614 shares of convertible preferred stock at $19.70 per share. Each share of preferred stock is convertible into 1.3605 shares of common stock of NOMOS Corporation. In addition, each investor received with each share of preferred stock a warrant to purchase one share of NOMOS Corporation common stock from a significant shareholder of the Company at an option price of one cent per share. On August 4, 1999, August 17, 1999, and September 28, 1999, the Company issued 142,843, 14,139, and 177,664 preferred shares, respectively. In addition, the September 28, 1999 holder of preferred stock was granted an additional 50,761 warrants for a total of 228,425. All of the warrants that had not been exercised expired in August 2001. As of December 31, 1999 and 2000, 334,646 of preferred shares were issued and 385,407 warrants were granted in conjunction with this offering. Of the 385,407 warrants, 382,870 had been exercised as of December 31, 2001. The remaining 2,537 warrants were forfeited. The estimated fair market value of warrants to purchase common stock from a significant shareholder of the Company of $3,788,672 was calculated using the Black-Scholes value pricing model with the following assumptions: volatility of 41%, dividend yield of 0.0%, assumed forfeiture of 0.0%, an expected life of one year, and an average risk-free interest rate of 5.40%.

        Each share of Series A stock is convertible at any time at the option of the holder into 1.3605 shares of common stock (subject to future weighted average antidilution adjustment and adjustments for stock dividends, stock splits and combinations). In addition, the Series A stock will automatically be converted into common stock upon the closing of a qualified initial public offering, as defined by the Certificate of Incorporation.

Series B Preferred Stock

        On March 5, 2001, the Company issued 1,861,746 shares of Series B stock at $9.85 per share for net proceeds of $18,298,259 in connection with the conversion of notes payable to shareholders (see Note 7 for further explanation).

        Each share of Series B stock is convertible at any time at the option of the holder into one share of common stock (subject to weighted average antidilution adjustment and adjustments for stock dividends, stock splits, and combinations). In addition, the Series B stock will automatically be converted into common stock upon the closing of a qualified initial public offering, as defined by the Certificate of Incorporation.

Series C Redeemable Convertible Preferred Stock

        On March 2, 2001 and March 27, 2001, the Company issued 852,792 and 483,354 shares, respectively, at $3.518 per share, of Series C stock for net proceeds of $4,636,195 in connection with the issuance.

        The holders of Series C are entitled to receive a cumulative cash dividend at the compounded rate of ten percent per share per annum based upon $3.518. Such dividends shall accrue from the date of issue, whether or not earned or declared and whether or not in any fiscal year there shall be net profits or surplus available for the payment of dividends in such fiscal year.

        Each share of Series C stock is convertible at any time at the option of the holder into one share of common stock (subject to weighted average antidilution adjustment and adjustments for stock dividends, stock splits and combinations). In addition, the Series C stock will automatically be converted into common stock upon the closing of a qualified initial public offering, as defined by the Certificate of Incorporation.

Redemption Put Rights, Voting Rights and Liquidation of Preferred Stock

        The holders of at least fifty percent of the outstanding Redeemable Convertible Preferred Series C stock may require the Company to redeem such stock at any time after the earlier to occur of (i) March 2, 2004, or (ii) the effective date of a consolidation or merger of the Company with or into any other corporation or corporations that constitutes a disposition of the entire corporation, or a sale of all or substantially all of the assets of the corporation. In the event of any such put, the Company shall redeem the shares of Series C Preferred stock at a redemption price equal to $6.50 per share plus all dividends accrued or declared but unpaid. If electing holders elect a redemption pursuant to (i) above, the Company may elect in writing to defer the redemption of up to fifty percent (50%) of the Series C for a period of one year from the date of receipt of the holders' request. During 2001 and 2002, $1,225,888 and $1,799,279, respectively, was recognized as dividends through periodic accretion utilizing the interest method so that, at the redemption date, the carrying amount of the preferred stock will equal the redemption amount.

        During the ninety-day period immediately following March 2, 2004, the Company may elect to repurchase all, but not less than, all of the shares of the Series C at a redemption price equal to $7.74 per share plus all dividends accrued or declared but unpaid, by not giving less than thirty days prior written notice to the Preferred Series C holders.

        The holders of preferred stock vote on matters on an as-converted basis; i.e., each share of preferred stock carries the number of votes equal to the number of shares of common stock into which it is convertible.

        In the event of any liquidation, dissolution, or winding up of the Company, the holders of Preferred Series C stock shall be entitled to be paid first out of the assets of the Company, then the holders of Preferred Series A and Series B stock shall rank on parity before any distribution to the common stockholders.

12. Stock Options and Warrants

Stock Options

        Under the terms of the Company's 2001 Stock Option Plan (the Plan), grants of incentive and nonqualified stock options to employees and directors of the Company can be made for up to 3,553,299 shares of common stock. Options issued under the Plan expire ten years from date of grant, vest generally over a three- to six-year period, and are adjusted for pro rata stock splits or dividends. All grants of incentive stock options under the Plan are exercisable at prices that are at least 100% of the fair market value of the Company's common stock at the date of grant, as determined by the Board of Directors. The Plan provides that the payment for the shares must be in cash.

        Of the 1,920,285 stock options outstanding at December 31, 2002, the vesting of 362,245 stock options could be accelerated if (1) the fair market value of the Company's common stock reaches $59.10 per share, as evidenced by the first of the following events: (i) if the Company's common stock is publicly traded, when the average ten-day trading price equals or exceeds $59.10 per share; (ii) the Company's completion of an offering of its common stock priced at $59.10 or more per share, pursuant to which the Company raises at least $10 million; or (iii) an arm's-length sale of common stock by the Company (in which the Company raises at least $3,000,000) to investors at $59.10 or more per share that include an unaffiliated third party or parties; or (2) an acquisition of 50% or more of the common stock of the Company at a per share valuation of $30 or more by an unrelated entity or person.

        The following table summarizes option activity for common stock under the Plan:

	Options Outstanding	Range of Exercise Price	Weighted Average Exercise Price
Balance at December 31, 1999	1,450,566	$9.85-$19.70	$11.82
Activity for 2000:
Granted	865,152	$.99	$.99
Exercised	—	—	—
Forfeitures	(197,538)	$.99-$19.70	$18.44

Balance at December 31, 2000	2,118,180	$.99-$19.70	$4.81

Activity for 2001:
Granted	402,030	$.99-$3.94	$2.48
Exercised	(605,161)	$.99	$.99
Forfeitures	(5,498)	$.99	$.99

Balance at December 31, 2001	1,909,551	$.99-$19.70	$5.54

Activity for 2002:
Granted	177,216	$1-$9.85	$3.76
Exercised	(91,371)	$.99	$.99
Forfeitures	(75,111)	$.99-$3.94	$1.30

Balance at December 31, 2002	1,920,285	$.99-$19.70	$5.76

        The Company has elected to follow APB Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations in accounting for its employee stock options. Under APB 25, during 2000, 2001, and 2002 because the exercise price of the Company's employee stock option grants equaled the market price of the underlying stock on the date of grant, no compensation expense was recognized. On November 19, 1999 and December 15, 2000, the Company repriced the exercise price of all outstanding stock options from $19.70 to $9.85 and then to $.99 per share. The repricing of these options results in variable treatment of these grants. Changes in the fair value of the Company's stock through the exercise date (or expiration) of the option results in compensation expense to the extent that the exercise price is exceeded by the fair value of the Company's common stock. This compensation expense is allocated over the remaining vesting period of the options. During 2001, $1,786,127 was recorded as compensation expense because the fair value of the stock was determined to be in excess of the exercise price. As of December 31, 2002, the fair market value of the Company's stock declined to an amount that approximated the exercise price of the repriced options. As a result, the Company reversed compensation expense in the amount of $(697,400) during 2002. During 2002, the Company granted 29,500 options at an exercise price of $9.85 per share, which were repriced with an exercise price of $1.00 per share. During 2002, the Company recorded no compensation expense because the fair value of the Company's stock equaled the exercise price as of December 31, 2002. This repricing will result in variable treatment of these options.

        In the future, the number of options (359,331 as of December 31, 2002) will be multiplied by the intrinsic value (fair value of common less exercise price), to determine the amount of compensation.

        The weighted average remaining contractual life of the options at December 31, 2002 was approximately seven years. The weighted average fair value of options granted during the year ended December 31, 2002 was approximately $3.76 per option. As of December 31, 2002, 1,238,984 options were vested.

        The fair value for the options described in footnote 2 was estimated at the date of grant using the FASB Minimum Value Method option pricing model with the following assumptions for 2000, 2001, 2002 and 2003: dividend yield of 0%, risk-free interest rate of 6.0%, 3.6%, 3.5% and 2.0%, respectively, and an expected life of three years.

Warrants Issued by the Company

	Warrants
			Exercise Price
	Issued	Outstanding
Balance at December 31, 1999	146,208	146,208	$.99-$29.55
Activity for 2000:
Issued	—	—	—
Exercised	—	—	—
Expired	(5,425)	(5,425)	$19.70

Balance at December 31, 2000 and 2001	140,783	140,783	$.99-$29.55

Activity for 2002
Issued	—	—	—
Exercised	(34,903)	(34,903)	$9.85
Expired	(50,761)	(50,761)	$19.70-$29.55

Balance at December 31, 2002	55,119	55,119	$.99-$19.70

        The warrants included in the above presentation were granted to various brokerage firms in connection with the private placement of the Company's securities. Using the Black-Scholes pricing model with the following assumptions: volatility of 25%; dividend yield of 0.0%, expected life of two years, and an average risk-free interest rate of 5.8%, the values of all the warrants were $612,664. The value of the warrants was classified within paid-in capital as transaction cost related to the equity capital raised by the Company. During 2000 and 2002, 5,425 and 50,761 warrants expired valued at $20,628 and $218,780, respectively. During 2002, 34,903 warrants exercised were valued at $150,432. The 34,903 warrants were exercised using the cashless feature within the warrant agreement; consequently, 31,412 common shares were issued. The warrants expire in varying amounts from 2003 through 2004. All the warrants outstanding as of December 31, 2002 have antidilution rights with respect to the warrants' exercise price.

13. Earnings Per Share

        The following table sets forth the computation of basic and diluted earnings per share:

	Years ended December 31			September 30
	2000	2001	2002	2002	2003
				(Unaudited)
Numerator:
Net income (loss)—continuing operations	$(10,378,443)	$(582,712)	$(2,064,758)	$(1,704,229)	$915,710
Net loss—discontinued operations	(1,154,524)	—	—
Less preferred dividends	—	(1,225,888)	(1,799,279)	(1,320,662)	(1,529,638)

Numerator for basic and diluted earnings per share—net loss applicable to common stock	(11,532,967)	(1,808,600)	(3,864,037)	(3,024,891)	(613,928)
Denominator:
Denominator for basic and diluted earnings per share—weighted average shares	2,797,246	2,856,444	3,240,072	3,149,716	3,610,236
Net loss per share:
Net loss—continuing operations	$(3.71)	$(0.63)	$(1.19)	$(0.96)	$(0.17)
Net loss—discontinued operations	(.41)	—	—	—	—

Basic and diluted net loss per share	$(4.12)	$(0.63)	$(1.19)	$(0.96)	$(0.17)

14. Employee Benefit Plan

       The Company has a Section 401(k) Savings Plan (the Plan) that allows employees to contribute up to 15% of their annual compensation, subject to statutory limitations. Company contributions to the Plan are discretionary. During 2001 and 2002, the Company recorded approximately $93,000 and $133,000, respectively, in expense for contributions to the Plan.

15. Offering and Relocation Costs

        The Company recorded charges in the amount of $2,507,205 during 2002 for lease and initial public offering costs. In 2002, management of the Company decided to relocate its headquarters and operating facilities from Sewickley, Pennsylvania to Cranberry Township, Pennsylvania. During 2002, the Company recorded a $782,281 charge related to the unutilized Sewickley facility. The Sewickley facility has been vacated, and the Company has been unsuccessful in its attempt to sublease the facility. This charge relates to the remaining monthly lease payments over the lease term, which expires in August 2004.

        Also, during 2002, the Company recorded a charge in the amount of $1,724,924 for costs associated with the Company's unsuccessful attempt of its initial public offering during the second quarter of 2002. As of December 31, 2002, $721,594 remains as an accrued outstanding obligation to be satisfied over the remaining lease term.

16. Subsequent Event (Unaudited)

        On October 27, 2003 the Company and North American Scientific, Inc. announced the signing of an agreement and Plan of Merger, dated October 26, 2003. The accompanying financial statements have been prepared on a historic basis and do not give effect to the aforementioned proposed business combination. In conjunction with the proposed merger, the Company is obligated to pay (approximately $1.3 million) for investment banking services directly related to the transaction that are contingent upon closing. In a prior year, the Company engaged the services of a regional investment banking firm and after a period of time the relationship was terminated. In conjunction with the current transaction, this second firm has notified the Company that the terms of the previous engagement letter require a fee payable to this firm of approximately $2.3 million which is also contingent upon the closing of the business combination. Management is in the process of evaluating the terms of the terminated engagement letter but does not believe there is any obligation to pay these fees.

Annex A-1

AGREEMENT AND PLAN OF MERGER

by and among

NOMOS CORPORATION,

NORTH AMERICAN SCIENTIFIC, INC.

AND

AM CAPITAL I, INC.

Dated as of October 26, 2003

ARTICLE I THE MERGER		A-1
1.1	The Merger	A-1
1.2	The Closing	A-1
1.3	Effective Time	A-2
1.4	Effect of Merger	A-2
1.5	Tax Consequences	A-2
ARTICLE II THE SURVIVING CORPORATION		A-2
2.1	Certificate of Incorporation	A-2
2.2	Bylaws	A-2
2.3	Director	A-2
2.4	Officers	A-2
ARTICLE III EFFECT OF THE MERGER ON SECURITIES OF MERGER SUB AND THE COMPANY		A-2
3.1	Merger Sub Capital Stock	A-2
3.2	Company Securities.	A-3
3.3	Exchange of Certificates Evidencing Company Common Stock and Company Preferred Stock	A-5
3.4	Dissenter's Rights	A-6
3.5	Adjustment of Exchange Ratio	A-7
3.6	Indemnification Escrow Agreement	A-7
3.7	Appointment of Stockholder Representative	A-7
ARTICLE IV REPRESENTATIONS AND WARRANTIES OF ACQUIROR		A-8
4.1	Organization and Qualification	A-8
4.2	Capitalization	A-8
4.3	Subsidiaries	A-9
4.4	Power and Authority; Non-contravention; Government Approvals	A-9
4.5	Reports and Financial Statements; Information Provided	A-10
4.6	Absence of Undisclosed Liabilities	A-11
4.7	Absence of Certain Changes or Events	A-12
4.8	Litigation	A-12
4.9	No Violation of Law; Licenses, Permits and Registrations	A-12
4.10	Taxes	A-12
4.11	Labor and Employment Matters	A-13
4.12	Compliance With Environmental Laws.	A-13
4.13	Good Title to and Condition of Assets	A-15
4.14	Insurance	A-15
4.15	Affiliated Transactions	A-15
4.16	Material Contracts	A-15
4.17	Intellectual Property.	A-15
4.18	Brokers and Finders	A-17
4.19	Opinion of Financial Advisor	A-17
ARTICLE V REPRESENTATIONS AND WARRANTIES OF THE COMPANY		A-17
5.1	Organization and Qualification	A-18
5.2	Capitalization	A-18
5.3	Subsidiaries	A-19
5.4	Power and Authority; Non-contravention; Government Approvals	A-19
5.5	Financial Statements; Information Provided	A-20

i

5.6	Absence of Undisclosed Liabilities	A-21
5.7	Absence of Certain Changes or Events	A-22
5.8	Litigation	A-22
5.9	No Violation of Law; Licenses, Permits and Registrations	A-22
5.10	Taxes	A-23
5.11	Labor and Employment Matters	A-23
5.12	Employee Benefit Plans	A-24
5.13	Compliance With Environmental Laws.	A-25
5.14	Real Estate	A-26
5.15	Good Title to and Condition of Assets	A-26
5.16	Insurance	A-26
5.17	Relationships with Customers and Suppliers; Affiliated Transactions	A-27
5.18	Bank Accounts; Business Locations	A-27
5.19	Names; Prior Acquisitions	A-27
5.20	Material Contracts.	A-27
5.21	Brokers and Finders	A-29
5.22	Opinion of Financial Advisor	A-29
5.23	Intellectual Property.	A-29
5.24	Records of the Company	A-31
5.25	Accuracy of Information Furnished by Company	A-31
ARTICLE VI CONDUCT OF BUSINESS PENDING THE MERGER		A-31
6.1	Conduct of Business Pending the Merger	A-31
6.2	Control of Acquiror's Operations	A-32
6.3	Control of Company's Operations	A-32
ARTICLE VII ADDITIONAL AGREEMENTS		A-32
7.1	Access to Information	A-32
7.2	Affiliate Letter	A-33
7.3	No Solicitation.	A-33
7.4	Joint Proxy Statement/Prospectus; Registration Statement.	A-36
7.5	All Reasonable Efforts; Agreement to Cooperate	A-36
7.6	Public Statements	A-37
7.7	Notification of Certain Matters	A-37
7.8	Approval of Stockholders	A-37
7.9	Section 16 Matters	A-38
7.10	368(a) Reorganization	A-38
7.11	Nasdaq National Market Listing	A-39
7.12	Stockholder Litigation	A-39
7.13	Indemnification.	A-39
7.14	Acquiror Board	A-39
7.15	Employee Benefits; Termination of Pension Plan.	A-40
7.16	Rights Agreement Amendment	A-40
7.17	Voting Agreement	A-40
7.18	Lock-up Agreements	A-40
7.19	Addresses for Option Holders	A-41
ARTICLE VIII CONDITIONS		A-41
8.1	Conditions to Each Party's Obligation to Effect the Merger	A-41
8.2	Conditions to Obligation of the Company to Effect the Merger	A-41
8.3	Conditions to Obligation of Acquiror and Merger Sub to Effect the Merger	A-42

ii

ARTICLE IX TERMINATION; FEES AND EXPENSES		A-43
9.1	Termination by Mutual Consent	A-43
9.2	Termination by Acquiror or the Company	A-44
9.3	Termination by the Company	A-44
9.4	Termination by Acquiror	A-44
9.5	Effect of Termination and Abandonment	A-44
9.6	Fees and Expenses.	A-44
ARTICLE X AMENDMENT AND WAIVER		A-45
10.1	Amendment	A-45
10.2	Waiver	A-46
ARTICLE XI DEFINITIONS		A-46
ARTICLE XII INDEMNIFICATION		A-48
12.1	Indemnification of Acquiror Indemnified Parties	A-48
12.2	Defense of Third-Party Claims	A-48
12.3	Direct Claims	A-49
12.4	Limitations on Liability	A-49
ARTICLE XIII GENERAL PROVISIONS		A-50
13.1	Survival of Representations and Warranties after the Effective Time	A-50
13.2	Notices	A-50
13.3	Interpretation	A-51
13.4	Entire Agreement	A-51
13.5	Governing Law	A-51
13.6	Waiver of Jury Trial	A-51
13.7	Counterparts	A-52
13.8	Parties in Interest	A-52
13.9	Severability	A-52
13.10	Equitable Relief	A-52

iii

AGREEMENT AND PLAN OF MERGER

        This AGREEMENT AND PLAN OF MERGER, dated as of October 26, 2003 (this "Agreement"), is made and entered into by and among NOMOS Corporation, a Delaware corporation (the "Company"), North American Scientific, Inc., a Delaware corporation ("Acquiror"), and AM Capital I, Inc., a Delaware corporation and wholly-owned subsidiary of Acquiror ("Merger Sub"). Certain capitalized terms used herein are defined in Article XI hereof.

W I T N E S S E T H:

        WHEREAS, the Board of Directors of Acquiror (the "Acquiror Board") has determined that a business combination between Acquiror and the Company, upon the terms and subject to the conditions set forth in this Agreement, is advisable and in the best interests of Acquiror and its stockholders;

        WHEREAS, the Board of Directors of the Company (the "Company Board") has determined that a business combination between the Company and Acquiror, upon the terms and subject to the conditions set forth in this Agreement, is advisable and in the best interests of the Company and its stockholders;

        WHEREAS, Acquiror and the Company intend that the merger provided for herein qualify as a reorganization under the provisions of Section 368(a)(2)(d) of the Code for federal income tax purposes;

        WHEREAS, the Acquiror Board has, by duly adopted resolutions, approved this Agreement and the transactions contemplated hereby; and

        WHEREAS, the Company Board has, by duly adopted resolutions, approved this Agreement and the transactions contemplated hereby;

        NOW, THEREFORE, in consideration of the premises and the representations, warranties, covenants and agreements contained herein, the parties hereto, intending to be legally bound, hereby agree as follows:

ARTICLE I

THE MERGER

        1.1    The Merger.    At the Effective Time (as defined in Section 1.3 hereof), upon the terms and subject to the conditions set forth in this Agreement and in accordance with the General Corporation Law of the State of Delaware (the "DGCL"), the Company shall be merged with and into Merger Sub, the separate existence of the Company shall thereupon cease and Merger Sub shall continue as the surviving corporation and as a wholly owned subsidiary of the Acquiror (the "Merger"). Merger Sub shall be the surviving corporation in the Merger and is hereinafter sometimes referred to as the "Surviving Corporation."

        1.2    The Closing.    Subject to the terms and conditions of this Agreement, the consummation of the Merger (the "Closing") shall take place (a) at the offices of McDermott, Will & Emery, 2049 Century Park East, 34th Floor, Los Angeles, California 90067, at 10:00 a.m., local time, as promptly as practicable (and in any event no later than the third business day) after the satisfaction or waiver of all the conditions set forth in Article VIII hereof (other than delivery of items to be delivered at the Closing and other than satisfaction of those conditions that by their nature are to be satisfied at the Closing, it being understood that the occurrence of the Closing shall remain subject to the delivery of such items and the satisfaction or waiver of such conditions at the Closing) or (b) at such other time, date or place as Acquiror and the Company may agree. The date on which the Closing occurs is hereinafter referred to as the "Closing Date."

        1.3    Effective Time.    As promptly as practicable after all the conditions to the Merger set forth in Article VIII hereof shall have been satisfied or waived in accordance herewith and provided that this Agreement shall not have been terminated pursuant to Article IX hereof, the parties hereto shall cause a Certificate of Merger (the "Certificate of Merger") meeting the requirements of Section 251 of the DGCL to be properly executed and filed in accordance with such Section on the Closing Date. The Merger shall become effective at the time of filing of the Certificate of Merger with the Secretary of State of the State of Delaware in accordance with the DGCL or at such later time which the parties hereto shall have agreed upon and designated in the Certificate of Merger as the effective time of the Merger (the "Effective Time").

        1.4    Effect of Merger.    At the Effective Time, the effect of the Merger shall be as provided in this Agreement, the Certificate of Merger and the applicable provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the property, rights, privileges, powers and franchises of the Company shall vest in the Surviving Corporation and all debts, liabilities and duties of the Company shall become the debts, liabilities and duties of the Surviving Corporation.

        1.5    Tax Consequences.    The parties hereto intend that the Merger shall constitute a reorganization within the meaning of Section 368(a)(2)(d) of the Code. The parties hereto adopt this Agreement as a "plan of reorganization" within the meaning of Sections 1.368-2(g) and 1.368-3(a) of the U.S. Income Tax Regulations.

ARTICLE II

THE SURVIVING CORPORATION

        2.1    Certificate of Incorporation.    The Certificate of Incorporation of the Merger Sub as in effect immediately prior to the Effective Time shall be the Certificate of Incorporation of the Surviving Corporation after the Effective Time until duly amended in accordance with applicable law; provided, however, that Article I of the Certificate of Incorporation of the Surviving Corporation shall be amended to read as follows: "The name of the corporation is NOMOS Corporation."

        2.2    Bylaws.    The Bylaws of the Merger Sub as in effect immediately prior to the Effective Time shall be the Bylaws of the Surviving Corporation after the Effective Time until duly amended in accordance with applicable law.

        2.3    Director.    At the Effective Time, L. Michael Cutrer shall be the sole director of the Surviving Corporation and shall serve in accordance with the Bylaws of the Surviving Corporation until his successor is duly elected or appointed and qualified.

        2.4    Officers.    The officers of the Company in office immediately prior to the Effective Time shall be the officers of the Surviving Corporation after the Effective Time, and such officers shall serve in accordance with the Bylaws of the Surviving Corporation until their respective successors are duly elected or appointed and qualified.

ARTICLE III

EFFECT OF THE MERGER ON SECURITIES OF MERGER SUB AND THE COMPANY

        3.1    Merger Sub Capital Stock.    At the Effective Time, each share of common stock, par value $0.0001 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and exchanged for one validly issued, fully paid and non-assessable share of common stock, par value $0.0001 per share, of the Surviving Corporation.

        3.2    Company Securities.

        (a)   Subject to Article IX hereof, at the Effective Time, each share of Common Stock, par value $0.0001 per share, of the Company (the "Company Common Stock") issued and outstanding immediately prior to the Effective Time (other than those shares held by any Dissenting Stockholder (as defined in Section 3.4 hereof), shall by virtue of the Merger and without any action on the part of the holder thereof be converted into the right to receive 0.891 shares (the "Exchange Ratio") of common stock, par value $0.01 per share, of the common stock of Acquiror (the "Acquiror Common Stock"). Each share of Acquiror Common Stock issued to holders of Company Common Stock in the Merger shall be issued together with one associated common stock purchase right (a "Right") in accordance with the Rights Agreement, dated as of October 14, 1998, between Acquiror and U.S. Stock Transfer Corporation, a California corporation, as Rights Agent (the "Rights Agreement"). References herein to the shares of Acquiror Common Stock issuable in the Merger shall be deemed to include such associated Rights.

        (b)   At the Effective Time:

            (i)  Each share of Series A Preferred Stock, par value $0.0001 per share, of the Company shall be converted into the right to receive that number of shares of Company Common Stock that each such share could have been converted into by the holder thereof in accordance with the Certificate of Incorporation of the Company immediately prior to the Effective Time multiplied by the Exchange Ratio;

           (ii)  Each share of Series B Preferred Stock, par value $0.0001 per share, of the Company shall be converted into the right to receive: (A) 0.603 shares of Acquiror Common Stock and (B) $2.15 in cash (the "Series B Cash Exchange Ratio"); and

          (iii)  Each share of Series C Preferred Stock, par value $0.0001 per share (together with the Series A Preferred Stock and the Series B Preferred Stock, collectively, the "Company Preferred Stock"), of the Company shall be converted into the right to receive: (A) 0.340 shares of Acquiror Common Stock and (B) $5.99 in cash (the "Series C Cash Exchange Ratio").

        (c)   At the Effective Time, all shares of Company Common Stock and the Company Preferred Stock, as a result of the Merger and without any action on the part of the holder thereof, shall cease to be outstanding and shall be canceled and retired and shall cease to exist, and each holder of shares of Company Common Stock or Company Preferred Stock shall thereafter cease to have any rights with respect to such shares of Company Common Stock or Company Preferred Stock, as applicable, except the right to receive, without interest, Acquiror Common Stock and cash, as applicable in accordance with Section 3.2(a) and (b), hereof and cash in lieu of fractional shares of Acquiror Common Stock in accordance with Section 3.3(b) hereof upon the surrender of one or more stock certificates evidencing such shares of Company Common Stock or Company Preferred Stock, as applicable (each, a "Certificate").

        (d)   Each share of Company Common Stock and Company Preferred Stock issued and held in the Company's treasury at the Effective Time shall, by virtue of the Merger, cease to be outstanding and shall be canceled and retired without payment of any consideration therefor.

        (e)   At the Effective Time, each outstanding option to purchase Company Common Stock (each a "Company Option") issued pursuant to the Company's 1993 Stock Option Plan, 1999 Stock Option Plan and 2001 Stock Option Plan (each an "Employee Plan") and each outstanding option listed on Section 3.2(e) of the Company Disclosure Schedule (the "Off Plan Options") shall be converted into an option under an applicable stock option plan of Acquiror (a "Replacement Option"). The Replacement Option into which any Company Option is converted shall be exercisable for the number of shares of Acquiror Common Stock equal to the Exchange Ratio multiplied by the number of shares of Company Common Stock subject to such Company Option, rounded down to the nearest whole number of shares. The per share exercise price of the Replacement Option which any Company Option is converted will equal the per share exercise price of such Company Option immediately prior to the Effective Time divided by the Exchange Ratio, rounded up to the nearest whole cent. No cash will be paid in lieu of fractional shares that are rounded down pursuant to this Section 3.2. No Replacement Options shall be issued with respect to Company Options that are canceled subsequent to the date of this Agreement and prior to the Effective Time. Notwithstanding anything in this Section 3.2 to the contrary, each Replacement Option shall contain such terms that are necessary for it to be a substitution for a new option in a transaction to which Section 424(a) of the Code applies. Following the Effective Time, upon surrender of the outstanding Company Options, Acquiror shall deliver to the holders of Options appropriate option agreements with respect to the Replacement Options.

        (f)    The term, exercisability, vesting schedule, status as an "incentive stock option" under Section 422 of the Code, if applicable and to the maximum extent permissible under applicable laws and regulations, and all other terms of each Replacement Option will be the same in all material respects as the corresponding Company Option, and all outstanding Company Options will be accelerated and vest immediately as a result of the Merger. Each Company Option shall be immediately extinguished after issuance of the corresponding Replacement Option by the Acquiror.

        (g)   As soon as practicable after the Effective Time, Acquiror shall deliver to each holder of an outstanding Company Option an appropriate notice setting forth such holder's rights pursuant hereto. Acquiror shall take all corporate action necessary to reserve for issuance a sufficient number of shares of Acquiror Common Stock for delivery upon exercise of Replacement Options issued in accordance with this Section 3.2. Promptly after the Effective Time, but in no event later than forty-five (45) days thereafter, Acquiror shall file one or more registration statements on Form S-8 (or any successor form) with respect to the shares of Acquiror Common Stock subject to such Replacement Options (to the extent such a registration statement is available for such options) and shall use commercially reasonable efforts to maintain the effectiveness of such registration statement or registration statements (and maintain the current status of the prospectus or prospectuses contained therein) for so long as such options remain outstanding.

        (h)   At the Effective Time, each outstanding warrant to purchase shares of Company Common Stock (a "Company Stock Warrant") shall by virtue of the Merger be assumed by Acquiror. Each Company Stock Warrant so assumed by Acquiror under this Agreement will continue to have, and be subject to, the same terms and conditions of such warrant immediately prior to the Effective Time, except that (i) each Company Stock Warrant will be exercisable for a number of shares of Acquiror Common Stock equal to that number of shares of Company Common Stock that were subject to such Company Stock Warrant immediately prior to the Effective Time multiplied by the Exchange Ratio, rounded down to the nearest whole number of shares of Acquiror Common Stock and (ii) the per share exercise price for the shares of Acquiror Common Stock issuable upon exercise of such assumed Company Stock Warrant will be equal to the quotient determined by dividing the exercise price per share of Company Common Stock at which such Company Stock Warrant was exercisable immediately prior to the Effective Time by the Exchange Ratio, rounded up to the nearest whole cent. No cash will be paid in lieu of fractional shares that are rounded down pursuant to this Section 3.2.

        (i)    As soon as practicable after the Effective Time, Acquiror shall deliver to each holder of an outstanding Company Stock Warrant an appropriate notice setting forth such holder's rights pursuant thereto and such Company Stock Warrant shall continue in effect on the same terms and conditions (subject to the adjustments required by this Section 3.2 after giving effect to the Merger). Acquiror shall take all corporate action necessary to reserve for issuance a sufficient number of shares of Acquiror Common Stock for delivery upon exercise of all Company Stock Warrants pursuant to the terms set forth in this Section 3.2.

        3.3    Exchange of Certificates Evidencing Company Common Stock and Company Preferred Stock.

        (a)   As of the Effective Time, Acquiror shall deposit, or shall cause to be deposited, with Acquiror's transfer agent, or with such other party designated by Acquiror as is reasonably satisfactory to the Company (the "Exchange Agent"), for the benefit of the holders of shares of Company Common Stock and Company Preferred Stock for exchange in accordance with this Article III, certificates evidencing the shares of Acquiror Common Stock and cash payable in accordance with Section 3.2(b) hereof, as applicable, and cash in lieu of fractional shares in accordance with Section 3.3(b) hereof (such cash and certificates for shares of Acquiror Common Stock, together with any dividends or distributions with respect thereto (relating to record dates for such dividends or distributions after the Effective Time), being hereinafter referred to as the "Exchange Fund") to be issued pursuant to Section 3.2 hereof and paid pursuant to this Section 3.3 in exchange for outstanding shares of Company Common Stock and Company Preferred Stock.

        (b)   Promptly after the Effective Time, Acquiror shall cause the Exchange Agent to mail to each holder of record of shares of Company Common Stock and Company Preferred Stock (i) a letter of transmittal which shall specify that delivery of such shares of Company Common Stock or Company Preferred Stock shall be effected, and risk of loss regarding and title to such shares of Company Common Stock or Company Preferred Stock, as the case may be, shall pass, only upon delivery of the Certificates evidencing such shares to the Exchange Agent and (ii) instructions for use in effecting the surrender of such Certificates in exchange for certificates evidencing shares of Acquiror Common Stock and cash payable in accordance with Section 3.2(b) hereof, as applicable, and cash in lieu of fractional shares. Notwithstanding any other provision of this Agreement to the contrary, each holder of shares of Company Common Stock converted pursuant to the Merger that would otherwise have been entitled to receive a fraction of a share of Acquiror Common Stock (after taking into account all Certificates delivered by such holder and the aggregate number of shares of Company Common Stock represented thereby) shall, upon surrender of such holder's Certificates, receive, in lieu of such fraction of a share, cash (without interest) in an amount equal to such fractional part of a share of Acquiror Common Stock multiplied by the average of the last reported sales prices of shares of Acquiror Common Stock at the end of regular trading hours on the Nasdaq National Market ("Nasdaq") during the ten (10) consecutive trading days ending on and including the last trading day prior to the Effective Time. Upon surrender of a Certificate for cancellation to the Exchange Agent, together with such duly executed letter of transmittal, the holder of the shares evidenced by such Certificate shall be entitled to receive in exchange therefor a certificate evidencing that number of whole shares of Acquiror Common Stock and a check representing the amount of cash payable in accordance with Section 3.2(b) hereof, as applicable, and cash in lieu of fractional shares, if any, which such holder has the right to receive in respect of the Certificate so surrendered pursuant to the provisions of this Article III (after giving effect to any required withholding tax) and the shares evidenced by the Certificate so surrendered shall forthwith be canceled. No interest will be paid or accrued on cash in lieu of fractional shares payable to holders of shares of Company Common Stock or Company Preferred Stock. In the event of a transfer of ownership of Company Common Stock or Company Preferred Stock which is not registered in the transfer records of the Company, a certificate evidencing the proper number of shares of Acquiror Common Stock, together with a check for the cash payable in accordance with Section 3.2(b), if any, and cash to be paid in lieu of fractional shares, may be issued to the transferee thereof if the Certificate evidencing such Company Common Stock or Company Preferred Stock, as the case may be, is presented to the Exchange Agent accompanied by all documents required to evidence and effect such transfer and to evidence that any applicable stock transfer taxes have been paid.

        (c)   Dividends and other distributions declared after the Effective Time on Acquiror Common Stock issued hereunder shall be paid to the holder surrendering a Certificate as contemplated hereby; provided, however, that no such dividends or other distributions so declared shall be paid in respect of any shares of Company Common Stock or Company Preferred Stock evidenced by a Certificate until such Certificate is surrendered for exchange as provided herein. Subject to the effect of applicable laws, following surrender of any such Certificate, there shall be paid to the holder of the certificates evidencing whole shares of Acquiror Common Stock issued in exchange therefor, without interest at the time of such surrender, the amount of dividends or other distributions with a record date after the Effective Time theretofore payable with respect to such whole shares of Acquiror Common Stock and not yet paid, less the amount of any withholding taxes which may be required thereon.

        (d)   At or after the Effective Time, there shall be no transfers on the stock transfer books of the Company of the shares of Company Common Stock or Company Preferred Stock which were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates are presented to the Surviving Corporation, they shall be canceled and exchanged for certificates evidencing shares of Acquiror Common Stock and cash payable in accordance with Section 3.2(b), if any, and cash in lieu of fractional shares, if any, deliverable in respect thereof pursuant to this Agreement in accordance with the procedures set forth in this Article III. Certificates surrendered for exchange by any person constituting an "affiliate" of the Company for purposes of Rule 145(c) under the Securities Act shall not be exchanged until Acquiror has received an Affiliate Letter from such person as provided in Section 7.2 hereof.

        (e)   Any portion of the Exchange Fund (including the proceeds of any investments thereof and any shares of Acquiror Common Stock) that remains unclaimed by the former stockholders of the Company one year after the Effective Time shall be returned to Acquiror.

        (f)    None of Acquiror, the Company, the Surviving Corporation, the Exchange Agent or any other Person shall be liable to any former holder of shares of Company Common Stock or Company Preferred Stock for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar laws.

        (g)   In the event any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit with respect thereto by the Person claiming such Certificate to be lost, stolen or destroyed, the Exchange Agent will deliver in exchange for such lost, stolen or destroyed Certificate the shares of Acquiror Common Stock and cash in lieu of fractional shares, and unpaid dividends and distributions on shares of Acquiror Common Stock as provided in Section 3.3(c) hereof, deliverable in respect thereof pursuant to this Agreement.

        (h)   Each of the Exchange Agent, Acquiror and the Surviving Corporation shall be entitled to deduct and withhold from the consideration otherwise deliverable pursuant to this Agreement to any holder or former holder of shares of Company Common Stock such amounts as it reasonably determines that it is required to deduct and withhold with respect to the making of such payment under the Code, or any other applicable provision of state, local or foreign tax law or any other applicable legal requirement. To the extent that amounts are so deducted or withheld, such amounts shall be treated for all purposes of this Agreement as having been paid to the person to whom such amounts would have otherwise have been delivered.

        3.4    Dissenter's Rights.    Notwithstanding anything in this Agreement to the contrary, shares of Company Common Stock and Company Preferred Stock, if any, issued and outstanding immediately prior to the Effective Time and held by a holder who has not voted in favor of the Merger and who has delivered a written demand for appraisal of such shares in accordance with Section 262 of the DGCL (a "Dissenting Stockholder") shall not be converted into the right to receive the Merger consideration, as applicable, provided in Section 3.2 hereof, unless and until such holder fails to perfect or effectively withdraws or otherwise loses such holder's right to appraisal under the DGCL. A Dissenting Stockholder may receive payment of the fair value of the shares of Company Common Stock or Preferred Stock, as applicable, issued and outstanding immediately prior to the Effective Time and held by such Dissenting Stockholder ("Dissenting Shares") in accordance with the provisions of the DGCL, provided that such Dissenting Stockholder complies with Section 262 of the DGCL. At the

Effective Time, all Dissenting Shares shall be cancelled and cease to exist and shall represent only the right to receive the fair value thereof in accordance with the DGCL. If, after the Effective Time, any Dissenting Stockholder fails to perfect or effectively withdraws or otherwise loses such Dissenting Stockholder's right to appraisal, such Dissenting Stockholder's Dissenting Shares shall thereupon be treated as if they had been converted, as of the Effective Time, into the right to receive the Merger consideration set forth in Section 3.2 hereof. The Company shall give Acquiror (a) prompt notice of any written demands for appraisal, withdrawals of demands for appraisal and any other instruments served under the DGCL and (b) the opportunity to participate in and direct all negotiations, proceedings or settlements with respect to demands for appraisal under the DGCL. The Company shall not voluntarily make any payment with respect to any demands for appraisal and shall not, except with Acquiror's prior written consent, settle or offer to settle any such demands.

        3.5    Adjustment of Exchange Ratio.    In the event that, subsequent to the date of this Agreement but prior to the Effective Time, the outstanding shares of any of Acquiror Common Stock or Company Common Stock shall have been changed into a different number of shares or a different class as a result of a stock split, reverse stock split, stock dividend, subdivision, reclassification, split, combination, exchange, recapitalization or other similar transaction, the Exchange Ratio shall be proportionately adjusted.

        3.6    Indemnification Escrow Agreement.    Pursuant to Article XII hereof, the stockholders of the Company shall indemnify and hold the Acquiror and the Surviving Corporation harmless from and against certain Indemnified Losses (as hereinafter defined). On or prior to Closing, Acquiror, an escrow agent (the "Escrow Agent") mutually agreed upon by Acquiror and the Company, and the Company, on behalf of its stockholders, shall enter into an Indemnification Escrow Agreement in substantially the form of Exhibit 3.5 attached hereto (the "Indemnification Escrow Agreement"). Notwithstanding any other provision in this Agreement to the contrary, in order to secure the indemnification obligations to the Acquiror Indemnified Parties under this Agreement, a certificate evidencing ten percent (10%) of the shares of Acquiror Common Stock which would otherwise be delivered to the stockholders of the Company at Closing pursuant to Section 3.3 hereof (collectively, the "Escrowed Shares") shall be registered in the name of the Escrow Agent, as nominee for the stockholders of the Company, and ten percent (10%) of the aggregate amount of cash which would otherwise be delivered to the stockholders of the Company pursuant to Section 3.3 hereof (the "Escrowed Cash"), shall instead be deposited into and held in escrow pursuant to the terms of the Indemnification Escrow Agreement. Acquiror is hereby directed by the Company, on behalf of each of the Company's stockholders, to deposit the number of Escrowed Shares and amount of Escrowed Cash set forth opposite such stockholder's name in Annex A to the Indemnification Escrow Agreement with the Escrow Agent at the Closing, and Acquiror shall make such deposit as so directed and as contemplated in the preceding sentence.

        3.7    Appointment of Stockholder Representative.    By virtue of the approval of this Agreement by the holders of Company Common Stock and Company Preferred Stock, John A. Friede shall be approved and appointed by the Company the "Stockholder Representative" under the Indemnification Escrow Agreement (the "Stockholder Representative") and shall be constituted and appointed as agent and attorney-in-fact for and on behalf of each such holder. The Stockholder Representative shall have full power and authority to represent such holders and their successors with respect to all matters arising under the Indemnification Escrow Agreement and all actions taken by the Stockholder Representative thereunder shall be binding upon all stockholders and their successors as if expressly confirmed and ratified in writing by each of them, including, without limitation, resolving all claims relating to the Escrow Fund (as defined in the Indemnification Escrow Agreement) and any indemnification claims and obligations.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF ACQUIROR

        Except as set forth in the schedules delivered to the Company prior to or simultaneously with the execution hereof (collectively, the "Acquiror Disclosure Schedule"), Acquiror represents and warrants to the Company that the statements contained in this Article IV are true and correct as of the date hereof. The Sections of the Acquiror Disclosure Schedule setting forth exceptions to the representations and warranties contained in this Article IV are numbered to correspond to the applicable sections of this Article IV. Notwithstanding any other provision of this Agreement to the contrary, each exception set forth in the Acquiror Disclosure Schedule will be deemed to qualify each representation and warranty set forth in this Article IV (i) that is specifically identified (by cross-reference or otherwise) in the Acquiror Disclosure Schedule as being qualified by such exception or (ii) with respect to which the relevance of such exception to such representation and warranty is reasonably apparent on the face of the disclosure of such exception.

        4.1    Organization and Qualification.    Each of Acquiror and Merger Sub is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has the requisite power and authority to carry on its business as it is now being conducted. Acquiror is duly qualified to do business and is in good standing in each jurisdiction in which the properties owned, leased or operated by it or the nature of the business conducted by it makes such qualification necessary, except where the failure to be so qualified and in good standing would not, when taken together with all other such failures, have a material adverse effect on the business, operations, assets, condition (financial or other) or prospects of Acquiror and its subsidiaries, taken as a whole (any such material adverse effect with respect to Acquiror and its subsidiaries being referred to herein as an "Acquiror Material Adverse Effect"); provided, however, that an Acquiror Material Adverse Effect shall not include (a) any changes, events, circumstances, developments or effects that are (x) caused by global or national economic or business conditions generally or (y) attributable to the public announcement or pendency of this Agreement or the performance of this Agreement or (b) a decrease in the market price of Acquiror Common Stock in and of itself.

        4.2    Capitalization.

          (a)   Except as set forth in the Acquiror SEC Reports, the authorized capital stock of Acquiror consists of 40,000,000 shares of Acquiror Common Stock and 2,000,000 shares of preferred stock, par value $0.01 per share ("Acquiror Preferred Stock"). Except as set forth in the Acquiror SEC Reports, as of October 22, 2003 (i) 10,276,741 shares of Acquiror Common Stock, all of which were validly issued and fully paid and nonassessable and free of preemptive rights, were issued and outstanding, (ii) no shares of Acquiror Preferred Stock were issued and outstanding, (iii) 19,000 shares of Acquiror Common Stock and no shares of Acquiror Preferred Stock were held in the treasury of Acquiror, (iv) 4,000,000 shares of Acquiror Common Stock were reserved for issuance under the Acquiror's Amended and Restated 1996 Stock Option Plan and 500,000 shares under the Acquiror's 2003 Non-Employee Directors' Equity Compensation Plan, of which 2,294,154 shares of Acquiror Common Stock were subject to outstanding options to purchase Acquiror Common Stock pursuant to Acquiror's Amended and Restated 1996 Stock Option Plan and Acquiror's 2003 Non-Employee Directors' Equity Compensation Plan and (v) no shares of Acquiror Common Stock were reserved for issuance upon the exercise of outstanding warrants to purchase Acquiror Common Stock.

          (b)   The shares of Acquiror Common Stock issued to stockholders of the Company in the Merger will be, at the Effective Time, duly authorized, validly issued, fully paid and nonassessable and free of preemptive or other similar rights.

          (c)   The authorized capital stock of Merger Sub consists solely of 1,000 shares of common stock, $0.0001 par value per share, of which, as of the date hereof, 1,000 were issued and outstanding. All of such shares have been duly authorized and validly issued and are fully paid and nonassessable, free of any preemptive or other similar right.

          (d)   Except for the Rights Agreement, there is no other similar "poison pill" or rights agreement to which Acquiror is bound with respect to any equity securities of Acquiror.

        4.3    Subsidiaries.    Each direct and indirect subsidiary of Acquiror (including Merger Sub) is duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation and has the requisite power and authority to carry on its business as it is now being conducted and each such subsidiary is qualified to do business, and is in good standing, in each jurisdiction in which the properties owned, leased or operated by it or the nature of the business conducted by it makes such qualification necessary, except where the failure to be so qualified and in such good standing will not have an Acquiror Material Adverse Effect. Merger Sub was formed solely for the purpose of engaging in the transactions contemplated by this Agreement, has engaged in no other business activities and has conducted its operations only as contemplated by this Agreement.

        4.4    Power and Authority; Non-contravention; Government Approvals.

          (a)    Power and Authority.    Each of Acquiror and Merger Sub has all requisite corporate power and authority to enter into this Agreement and the other Transaction Documents to which it is a party and, subject only to the Acquiror Required Statutory Approvals (as defined in Section 4.4(c) hereof) and the approval of the Acquiror Voting Proposal (as defined below) by Acquiror's stockholders under the rules of the Nasdaq Stock Market, Inc. and the DGCL (the "Acquiror Stockholder Approval"), to perform its obligations hereunder and to consummate the transactions contemplated by this Agreement. Without limiting the generality of the foregoing, the Acquiror Board, at a meeting duly called and held, by the unanimous vote of all directors (i) determined that the Merger is fair to and in the best interests of Acquiror and its stockholders, (ii) approved (A) this Agreement in accordance with the provisions of the DGCL and the Certificate of Incorporation of Acquiror, as amended, and (B) the filing and recordation of the Certificate of Merger as required by the DGCL, (iii) approved the issuance of Acquiror Common Stock in the Merger, (iv) approved the other transactions contemplated by this Agreement and (v) directed that the Acquiror Voting Proposal be submitted to the stockholders of Acquiror for their approval and resolved to recommend that the stockholders of Acquiror vote in favor of the Acquiror Voting Proposal. The execution and delivery of this Agreement and the performance of the transactions contemplated by this Agreement by Acquiror and Merger Sub have been duly and validly authorized by all necessary corporate action on the part of Acquiror and Merger Sub, subject (in the case of the Merger Agreement) only to the required receipt of the Acquiror Stockholder Approval and the filing and recordation of the Certificate of Merger as required by the DGCL. Assuming this Agreement constitutes the valid and legally binding obligation of the Company, this Agreement constitutes the valid and legally binding obligation of Acquiror and Merger Sub, enforceable against Acquiror and Merger Sub in accordance with its terms, except as such enforcement may be limited by (i) applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting or relating to enforcement of creditors' rights generally and (ii) general equitable principles, regardless of whether such enforceability is considered in a proceeding at law or in equity. For purposes of this Agreement, "Acquiror Voting Proposal" shall mean, collectively, the proposal for approval of: (i) this Agreement, (ii) the issuance of the Acquiror Common Stock in the Merger and the other transactions contemplated hereby and (iii) any amendments to stock option plans necessary or advisable in connection with the transactions contemplated hereby.

          (b)    Non-contravention.    The execution and delivery by each of Acquiror and Merger Sub of the Transaction Documents to which it is a party, the performance by each of Acquiror and Merger Sub of its obligations under such Transaction Documents and the consummation by each of Acquiror and Merger Sub of the transactions contemplated by such Transaction Documents will not (i) contravene any provision of the certificate of incorporation or bylaws thereof, (ii) violate or conflict with any law, statute, ordinance, rule, regulation, decree, writ, injunction, judgment or order of any Governmental Authority or any arbitration award which is either applicable to, binding upon or enforceable against Acquiror or Merger Sub, as the case may be, (iii) conflict with, result in any breach of, or constitute a default under, or constitute an event which would with the passage of time or the giving of notice or both constitute a default under, or give rise to a right to terminate, amend, modify, abandon or accelerate, any agreement, contract, lease, note, mortgage, indenture, loan agreement, franchise agreement, covenant, employment agreement, license, instrument, purchase and sales order, commitment, undertaking or obligation material to the business, assets, properties or operations thereof, which is applicable to, binding upon or enforceable against Acquiror or Merger Sub, as the case may be, in any case which conflict, breach, default or right would materially and adversely effect the ability of Acquiror or Merger Sub to consummate the transactions contemplated hereby or (iv) result in or require the creation or imposition of any Lien upon or with respect to any of the property or assets thereof, except in each of the cases of (i) through (iv) for any such contravention, violation, conflict, breach, default, event or Lien that would not have an Acquiror Material Adverse Effect.

          (c)    Government Approvals.    Except for the filing of the Certificate of Merger with the Secretary of State of the State of Delaware in connection with the Merger and the appropriate documents with the relevant authorities of other states or jurisdictions in which Acquiror and Merger Sub are qualified to do business, compliance with any applicable requirements of the HSR Act and any comparable foreign filings or approvals, compliance with any applicable requirements of the Securities Act and the Exchange Act and such filings as may be required under any applicable state securities or blue sky laws or the rules and regulations of any securities exchange (such filings and approvals being referred to herein, collectively, as the "Acquiror Required Statutory Approvals"), no declaration, filing or registration with, or notice to, or authorization, consent or approval of, any Governmental Authority is necessary for the execution and delivery of this Agreement by Acquiror or the consummation by Acquiror of the transactions contemplated hereby, other than such declarations, filings, registrations, notices, authorizations, consents or approvals which, if not made or obtained, as the case may be, would not have an Acquiror Material Adverse Effect.

        4.5    Reports and Financial Statements; Information Provided.

          (a)   Since January 1, 2001, Acquiror has filed with the SEC all forms, statements, reports and documents (including those filed subsequent to date hereof and all exhibits, post-effective amendments and supplements thereto) required to be filed by it under each of the Securities Act and the Exchange Act (together with all forms, statements, reports and documents which shall be filed subsequent to the date hereof up to the Closing, being referred to herein, collectively, the "Acquiror SEC Reports"). As of their respective dates, the Acquiror SEC Reports did not or will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, except for any such misstatement or omission in any Acquiror SEC Report filed prior to the date of this Agreement which was superseded by a subsequent Acquiror SEC Report filed prior to the date of this Agreement. The consolidated financial statements included in the Acquiror SEC Reports, together with the notes and schedules related thereto (collectively, the "Acquiror Financial Statements"), (i) complied in all material respects with the applicable accounting requirements as set forth in the published rules and regulations of the SEC and (ii) have been prepared in accordance with GAAP applied on a consistent basis (except as may be indicated therein or in the notes thereto) and (iii) fairly present the consolidated financial position of Acquiror and its subsidiaries as of the respective dates thereof and the results of their operations and changes in financial position for the periods then ended, except as otherwise noted therein and subject, in the case of the unaudited interim financial statements, to normal year-end adjustments and any other adjustments described therein.

          (b)   Each of Acquiror and its subsidiaries maintains accurate books and records reflecting its assets and liabilities and maintains proper and adequate internal accounting controls which provide reasonable assurance that (i) transactions are executed with management's authorization; (ii) transactions are recorded as necessary to permit preparation of the consolidated financial statements of Acquiror and to maintain accountability for Acquiror's consolidated assets; (iii) access to Acquiror's assets is permitted only in accordance with management's authorization, (iv) the reporting of Acquiror's assets is compared with existing assets at regular intervals; and (iv) accounts, notes and other receivables and inventory are recorded accurately, and proper and adequate procedures are implemented to effect the collection thereof on a current and timely basis.

          (c)   The information to be supplied by or on behalf of Acquiror for inclusion or incorporation by reference in the registration statement on Form S-4 to be filed by Acquiror pursuant to which shares of Acquiror Common Stock issuable in connection with the Merger shall be registered under the Securities Act (the "Registration Statement"), or in any Regulation M-A Filing, shall not at the time the Registration Statement or such Regulation M-A Filing is filed with the SEC, at any time the Registration Statement is amended or supplemented, or at the time the Registration Statement is declared effective by the SEC, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading. The information to be supplied by or on behalf of Acquiror for inclusion in the joint proxy statement/prospectus (the "Joint Proxy Statement/Prospectus") to be sent to the stockholders of Acquiror in connection with the meeting of Acquiror's stockholders to consider the Acquiror Voting Proposal (the "Acquiror Meeting") and to stockholders of the Company in connection with the Company Meeting (as defined in Section 5.5(c) hereof), which shall be deemed to include all information about or relating to Acquiror, the Acquiror Voting Proposal and the Acquiror Meeting, shall not, on the date the Joint Proxy Statement/Prospectus is first mailed to stockholders of Acquiror and the Company, or at the time of the Acquiror Meeting, the Company Meeting or the Effective Time, contain any statement which, at such time and in light of the circumstances under which it shall be made, is false or misleading with respect to any material fact, or omit to state any material fact necessary in order to make the statements made in the Joint Proxy Statement/Prospectus not false or misleading, or omit to state any material fact necessary to correct any statement in any earlier communication with respect to the solicitation of proxies for the Acquiror Meeting or the Company Meeting which has become false or misleading. If at any time prior to the Effective Time, any fact or event relating to Acquiror or any of its Affiliates should be discovered by Acquiror or should occur which should be set forth in an amendment to the Registration Statement or a supplement to the Joint Proxy Statement/Prospectus, Acquiror shall promptly inform the Company of such fact or event.

        4.6    Absence of Undisclosed Liabilities.    Neither Acquiror nor any of its subsidiaries (including Merger Sub) had at July 31, 2003, or has incurred since such date, any liabilities or obligations (whether absolute, accrued, contingent or otherwise) of any nature, except liabilities, obligations or contingencies which (a) are accrued or reserved against in the Acquiror Financial Statements or reflected in the notes thereto, (b) were incurred after July 31, 2003 and were incurred in the ordinary course of business, consistent with past practices, (c) would not have an Acquiror Material Adverse Effect, (d) are disclosed in the Acquiror SEC Reports filed prior to the date hereof, (e) are contemplated by this Agreement or the transactions contemplated hereby or (f) have been discharged or paid in full prior to the date hereof.

        4.7    Absence of Certain Changes or Events.    Except as set forth in Section 4.7 of the Acquiror Disclosure Schedule and as set forth in the Acquiror SEC Reports filed prior to the date hereof, since July 31, 2003 (a) there have been no events, changes or occurrences which have had, or would reasonably be expected to have, an Acquiror Material Adverse Effect and (b) Acquiror and its subsidiaries (including Merger Sub) have not changed, in any material respect, the accounting methods or practices followed by Acquiror, including any material change in any assumption underlying, or method of calculating, any bad debt, contingency or other reserve.

        4.8    Litigation.    Except as set forth in Section 4.8 of the Acquiror Disclosure Schedule and as set forth in the Acquiror SEC Reports filed prior to the date hereof, there are no claims, suits, actions or proceedings pending or, to the knowledge of Acquiror, threatened against, relating to or affecting Acquiror or any of its subsidiaries (including Merger Sub), before any Governmental Authority or arbitrator that seek to restrain the consummation of the Merger or which would reasonably be expected, either alone or in the aggregate with all such claims, suits, actions or proceedings, to have an Acquiror Material Adverse Effect. None of Acquiror or any of its subsidiaries (including Merger Sub) or any of their respective properties or assets is subject to any judgment, decree, injunction, rule or order of any Governmental Authority or arbitrator which prohibits or restricts the consummation of the transactions contemplated hereby or would have an Acquiror Material Adverse Effect.

        4.9    No Violation of Law; Licenses, Permits and Registrations.    Neither Acquiror nor any of its subsidiaries (including Merger Sub) is in violation of, or has been given notice or been charged with any violation of, any law, statute, order, rule, regulation, ordinance or judgment (including, without limitation, any applicable environmental law, ordinance or regulation) of any Governmental Authority, except for violations which would not reasonably be expected to have an Acquiror Material Adverse Effect. As of the date of this Agreement, no investigation or review by any Governmental Authority is pending or, to the knowledge of Acquiror, threatened involving Acquiror or its subsidiaries (including Merger Sub). Each of Acquiror and each of its subsidiaries (including Merger Sub) has all permits, licenses, approvals and authorizations of, and registrations with and under, all federal, state, local and foreign laws, and from all applicable Governmental Authorities, required thereby to carry on its businesses as currently conducted, except where the failure to have any such permits, licenses, approvals, authorizations or registrations would not reasonably be expected to have an Acquiror Material Adverse Effect.

        4.10    Taxes.    All Tax Returns required to be filed prior to the date hereof with respect to Acquiror and its subsidiaries or their respective income, properties, franchises or operations have been timely filed, except for such Tax Returns which are not material to Acquiror. Each such Tax Return has been prepared in compliance with all applicable laws and regulations, and all such Tax Returns are true and correct in all material respects. All Taxes due and payable by or with respect to Acquiror and its subsidiaries have been paid or are accrued on the balance sheet included in the Acquiror Financial Statements. Each of Acquiror and its subsidiaries has withheld and paid all Taxes to the appropriate Governmental Authorities required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, stockholder or other third party. Except as set forth in Section 4.10 of the Acquiror Disclosure Schedule, with respect to each taxable period of Acquiror and its subsidiaries (a) no deficiency or proposed adjustment which has not been settled or otherwise resolved for any amount of Taxes has been asserted or assessed by any taxing authority against Acquiror or its subsidiaries, other than a deficiency or an adjustment which would not reasonably be expected to have an Acquiror Material Adverse Effect and (b) there are no Liens for Taxes (other than for current Taxes not yet due and payable) upon the assets of Acquiror or any of its subsidiaries.

        4.11    Labor and Employment Matters.    Neither Acquiror nor any of its subsidiaries is a party to or bound by any collective bargaining agreement or any other agreement with a labor union; and, to the knowledge of Acquiror, there has been no effort by any labor union during the 24 months prior to the date hereof to organize any employees of Acquiror or any of its subsidiaries into one or more collective bargaining units. There is no pending or, to the knowledge of Acquiror, threatened labor dispute, strike or work stoppage which materially affects or which may materially affect the business of Acquiror or any of its subsidiaries or which may materially interfere with its continued operations. None of Acquiror, its subsidiaries or any agent, representative or employee thereof has, within the last 24 months, committed any unfair labor practice as defined in the National Labor Relations Act, as amended, and there is no pending or, to the knowledge of Acquiror, threatened charge or complaint against Acquiror or any of its subsidiaries by or with the National Labor Relations Board or any representative thereof. There has been no strike, walkout or work stoppage involving any of the employees of Acquiror or any of its subsidiaries during the 24 months prior to the date hereof. Each of Acquiror and its subsidiaries has complied in all material respects with applicable laws, rules and regulations relating to employment, civil rights and equal employment opportunities, including but not limited to, the Civil Rights Act of 1964, the Fair Labor Standards Act, and the Americans with Disabilities Act, as amended.

        4.12    Compliance With Environmental Laws.

          (a)   Acquiror (as such term is defined in paragraph (d) of this Section 4.12) is and has at all times been in full compliance with all Environmental Laws (as such term is defined in paragraph (d) of this Section 4.12) governing its business, operations, properties and assets, including, without limitation (i) all requirements relating to the Discharge (as such term is defined in paragraph (d) of this Section 4.12) and Handling (as such term is defined in paragraph (d) of this Section 4.12) of Hazardous Substances (as such term is defined in paragraph (d) of this Section 4.12), (ii) all requirements relating to notice, record keeping and reporting, (iii) all requirements relating to obtaining and maintaining Licenses (as such term is defined in paragraph (d) of this Section 4.12) for the ownership of its properties and assets and the operation of its business as presently conducted, including any required Licenses relating to the Handling and Discharge of Hazardous Substances and (iv) all applicable writs, orders, judgments, injunctions, governmental communications, decrees, informational requests or demands issued pursuant to, or arising under, any Environmental Laws.

          (b)   There are no, and there is no basis for any, non-compliance orders, warning letters or notices of violation (collectively, "Notices"), or claims, suits, actions, judgments, penalties, fines, or administrative or judicial investigations or proceedings (collectively, "Proceedings") pending or, to the knowledge of Acquiror, threatened against or involving Acquiror, or the business, operations, properties or assets of Acquiror, by any Governmental Authority or third party with respect to any Environmental Laws or Licenses issued to Acquiror thereunder in connection with, related to or arising out of the ownership by Acquiror of its properties or assets or the operation of its business, which have not been resolved.

          (c)   Except as set forth in Section 4.12(c) of the Acquiror Disclosure Schedule, (i) Acquiror does not use, nor has it used, any Aboveground Storage Tanks (as such term is defined in paragraph (d) of this Section 4.12) or Underground Storage Tanks (as such term is defined in paragraph (d) of this Section 4.12), and there are not now nor have there ever been any Underground Storage Tanks beneath any real property currently or previously owned, leased or operated by Acquiror that are required to be registered under any applicable Environmental Laws and (ii) to Acquiror's knowledge, Acquiror has not Discharged Hazardous Substances to, at or upon any site which, pursuant to any Environmental Laws, (x) has been placed on the National Priorities List or its state equivalent or (y) the Environmental Protection Agency or a relevant state agency or other Governmental Authority has notified Acquiror that such Governmental

  Authority has proposed or is proposing to place on the National Priorities List or its state equivalent.

          (d)   For purposes of this Section 4.12 (and Section 5.19, to the extent applicable), the following terms shall have the following meanings:

            "Aboveground Storage Tank" shall have the meaning ascribed to such term in Section 6901 et seq., as amended, of RCRA, or any applicable state or local statute, law, ordinance, code, rule, regulation, order ruling, or decree governing aboveground storage tanks.

            "Acquiror" means Acquiror, any subsidiary thereof or any other Affiliate of Acquiror.

            "Discharge" means any manner of spilling, leaking, dumping, discharging, releasing or emitting, as any of such terms may further be defined in any Environmental Law, into any medium including, without limitation, ground water, surface water, soil, sediments or air.

            "Environmental Laws" means all federal, state, regional or local statutes, laws, rules, regulations, codes, orders, plans, injunctions, decrees, rulings, and changes or ordinances or judicial or administrative interpretations thereof, or similar laws of foreign jurisdictions where Acquiror conducts business, whether currently in existence or hereafter enacted or promulgated, any of which govern (or purport to govern) or relate to pollution, protection of the environment, public health and safety, air emissions, water discharges, hazardous or toxic substances, solid or hazardous waste or occupational health and safety, as any of these terms are or may be defined in such statutes, laws, rules, regulations, codes, orders, plans, injunctions, decrees, rulings and changes or ordinances, or judicial or administrative interpretations thereof, including, without limitation: the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended by the Superfund Amendment and Reauthorization Act of 1986, 42 U.S.C. §9601, et seq.; the Solid Waste Disposal Act, as amended by the Resource Conservation and Recovery Act of 1976 and subsequent Hazardous and Solid Waste Amendments of 1984, 42 U.S.C. §6901 et seq. (collectively, "RCRA"); the Hazardous Materials Transportation Act, as amended, 49 U.S.C. §1801, et seq.; the Clean Water Act, as amended, 33 U.S.C. §1311, et seq.; the Clean Air Act, as amended (42 U.S.C. §7401-7642); the Toxic Substances Control Act, as amended, 15 U.S.C. §2601 et seq.; the Federal Insecticide, Fungicide, and Rodenticide Act as amended, 7 U.S.C. §136-136y; the Emergency Planning and Community Right-to-Know Act of 1986 as amended, 42 U.S.C. §11001, et seq. (Title III of SARA); and the Occupational Safety and Health Act of 1970, as amended, 29 U.S.C. §651, et seq.

            "Handle" means any manner of generating, accumulating, storing, treating, disposing of, transporting, transferring, labeling, handling, manufacturing or using, as any of such terms may further be defined in any Environmental Law, of any Hazardous Substances or Hazardous Waste.

            "Hazardous Substances" and "Hazardous Waste" shall be construed broadly to include any toxic or hazardous substance, material, or waste, and any other contaminant, pollutant or constituent thereof, whether liquid, solid, semi-solid, sludge and/or gaseous, including without limitation, chemicals, compounds, by-products, pesticides, asbestos containing materials, petroleum or petroleum products, and polychlorinated biphenyls, the presence of which requires investigation or remediation under any Environmental Laws or which are or become regulated, listed or controlled by, under or pursuant to any Environmental Laws, or which has been or shall be determined or interpreted at any time by any Governmental Authority to be a hazardous or toxic substance regulated under any other statute, law, regulation, order, code, rule, order, or decree.

            "Licenses" means all licenses, certificates, permits, approvals and registrations.

            "Underground Storage Tank" shall have the meaning ascribed to such term in Section 6901 et seq., as amended, of RCRA, or any applicable state or local statute, law, ordinance, code, rule, regulation, order ruling, or decree governing underground storage tanks.

        4.13    Good Title to and Condition of Assets.

          (a)   Each of Acquiror and it subsidiaries has good and marketable title to all of its material properties and assets, other than real property leased by Acquiror or such subsidiaries, whether personal or mixed, tangible or intangible, and wherever located.

          (b)   The Acquiror Fixed Assets (as such term is hereinafter defined) currently in use or necessary for the business and operations of Acquiror and each of its subsidiaries are in good operating condition, normal wear and tear excepted. For purposes hereof, the term "Acquiror Fixed Assets" means all vehicles, machinery, equipment, tools, supplies, leasehold improvements, furniture and fixtures used, leased or owned by Acquiror or its subsidiaries.

          (c)   Notwithstanding anything contained herein to the contrary, no representation contained in this Section 4.13 shall be made with respect to any Intellectual Property of Acquiror or its subsidiaries (the sole representations with respect to which are made in Section 4.17 below).

        4.14    Insurance.    Each of Acquiror and its subsidiaries is covered by valid and enforceable policies of insurance covering its properties, assets and businesses against risks of the nature normally insured against by corporations in the same or similar lines of business and in coverage amounts determined to be appropriate by the Acquiror Board. Insurance policies meeting the criteria in the preceding sentence are in full force and effect, and all premiums due thereon have been paid (collectively, the "Acquiror Insurance Policies"). As of the Closing, each of the Acquiror Insurance Policies will be in full force and effect. None of the Acquiror Insurance Policies will lapse or terminate as a result of the transactions contemplated by this Agreement.

        4.15    Affiliated Transactions.    Except as disclosed in Acquiror SEC Reports filed prior to the date hereof or as otherwise set forth in Section 4.15 of the Acquiror Disclosure Schedule, neither Acquiror nor any of its subsidiaries has entered into any transaction with any Affiliate of Acquiror or any of its subsidiaries or any transaction that would be subject to proxy statement disclosure pursuant to Item 404 of Regulation S-K.

        4.16    Material Contracts.    There are no agreements, contracts and commitments to which Acquiror or any of its subsidiaries is a party or is bound that are material contracts (as defined in Item 601(b)(10) of Regulation S-K) with respect to Acquiror or any of its subsidiaries ("Acquiror Material Contracts"), other than those Acquiror Material Contracts identified on the exhibit indices of the Acquiror SEC Reports filed prior to the date hereof. Except as set forth in Section 4.16 of the Acquiror Disclosure Schedule, (a) each of Acquiror and its subsidiaries has performed, in all material respects, its obligations under the Acquiror Material Contracts to which it is a party to the extent such obligations to perform have accrued and (b) to the knowledge of Acquiror, the other parties to the Acquiror Material Contracts have performed, in all material respects, their respective obligations thereunder. There is no non-competition or other similar agreement, contract, arrangement, understanding, commitment, judgement, injunction or order to which Acquiror or any of its subsidiaries is a party or to which Acquiror or any of its subsidiaries is subject that has or could reasonably be expected to have the effect of prohibiting or impairing the conduct of the business of Acquiror or any of its subsidiaries as currently conducted in any material respect.

        4.17    Intellectual Property.

          (a)   Section 4.17(a) of the Acquiror Disclosure Schedule lists all of the Registered Intellectual Property ("Acquiror Registered Intellectual Property") and software (other than software that is generally mass-produced and commercially available software) ("Acquiror Software") owned by, developed by or filed in the name of, Acquiror or any subsidiary thereof (collectively, the "Acquiror Intellectual Property").

          (b)   Except as set forth in Section 4.17(b) of the Acquiror Disclosure Schedule, no Acquiror Intellectual Property or product or service of Acquiror is the subject of any claim, proceeding or outstanding decree, order, judgment, agreement or stipulation that does or is claimed to restrict in any manner the use, transfer or licensing thereof by Acquiror or which does or is claimed to affect the validity, use or enforceability of any such Acquiror Intellectual Property.

          (c)   To Acquiror's knowledge, each item of Acquiror Intellectual Property (excluding any item of Acquiror Registered Intellectual Property that is only covered by a pending application) is valid and subsisting. All necessary registration, maintenance and renewal fees in connection with Acquiror Intellectual Property have been made and, to Acquiror's knowledge, all necessary documents and certificates in connection with such Acquiror Registered Intellectual Property have been filed with the relevant patent, copyright, trademark or other authorities in the United States or foreign jurisdictions, as the case may be, for the purposes of procuring, perfecting and maintaining such Acquiror Registered Intellectual Property.

          (d)   Except as set forth on Section 4.17(d) of the Acquiror Disclosure Schedule (i) Acquiror and each of its subsidiaries owns all right, title and interest to each item of Intellectual Property purported to be owned by it and used in connection with the operation and conduct of its business, including the Acquiror Intellectual Property listed in Section 4.17(a) of the Acquiror Disclosure Schedule, free and clear of any Lien, and (ii) Acquiror and each subsidiary thereof is the exclusive owner of all trademarks, service marks and trade names used in connection with the operation or conduct of its business, including the sale of any products or drug candidates or the provision of any services thereby.

          (e)   To the extent that any work, invention, software or material has been developed or created by an employee or a third party for Acquiror or any of its subsidiaries, Acquiror or such subsidiary, as the case may be, has a valid and enforceable written agreement with such employee or third party that transfers, or contains an undertaking to transfer, to Acquiror or such subsidiary full ownership of, or a valid exclusive license to use, all Intellectual Property in such work, software, material or invention.

          (f)    Except as set forth in Section 4.17(f) of the Acquiror Disclosure Schedule, neither Acquiror nor any of its subsidiaries has transferred to any third party ownership of, or granted to any third party any exclusive license with respect to, any Intellectual Property that is or was Acquiror Intellectual Property.

          (g)   Section 4.17(g) of the Acquiror Disclosure Schedule lists all contracts, licenses and agreements to which Acquiror and each of its subsidiaries is a party that are currently in effect (i) with respect to Intellectual Property licensed or offered by the Company or any of its subsidiaries to any third party or (ii) pursuant to which a third party has licensed or transferred any Intellectual Property to Acquiror or any of its subsidiaries, other than contracts, licenses or agreements relating to generally commercially available software. Except as set forth in Section 4.17(a) of the Acquiror Disclosure Schedule, the contracts, licenses and agreements listed in Section 4.17(g) of the Acquiror Disclosure Schedule are in full force and effect. The consummation of the transactions contemplated by this Agreement will neither violate nor result in the breach, modification, cancellation, termination, or suspension of such contracts, licenses and agreements. Acquiror and each of its subsidiaries is in compliance in all material respects with, and has not materially breached any term of any such contracts, licenses and agreements and, to the knowledge of Acquiror, all other parties to such contracts, licenses and agreements are in compliance in all material respects with, and have not materially breached any term of, such contracts, licenses and agreements.

          (h)   Section 4.17(h) of the Acquiror Disclosure Schedule lists all contracts, licenses and agreements between Acquiror or any of its subsidiaries, on the one hand, and any third party, on the other hand, wherein or whereby Acquiror or any such subsidiary has agreed to, or assumed, any obligation or duty to warrant, indemnify, hold harmless or otherwise assume or incur any obligation or liability with respect to the infringement or misappropriation by Acquiror or any such subsidiary of the Intellectual Property of any other third party.

          (i)    Except as set forth in Section 4.17(j) of the Acquiror Disclosure Schedule, to Acquiror's knowledge, the operation of the business of Acquiror and each of its subsidiaries, including Acquiror's and each such subsidiary's design, development, manufacture, marketing and sale of the products or services (including products and drug candidates currently under development), has not and does not infringe or misappropriate the Intellectual Property of any third party or constitute unfair competition or trade practices under the laws of any jurisdiction.

          (j)    To Acquiror's knowledge (i) no other Person claims the right to use, in connection with similar or closely related goods and in the same geographic area, any mark which is identical or confusingly similar to any trademarks or service marks owned by Acquiror or any of its subsidiaries, (ii) no other Person asserts ownership rights in any of the Intellectual Property owned by Acquiror or any of its subsidiaries and (iii) no other Person is infringing any rights of Acquiror or any of its subsidiaries in any of Intellectual Property owned by Acquiror.

          (k)   Each of Acquiror and its subsidiaries has taken reasonable steps to protect its rights in its confidential information and trade secrets or any trade secrets or confidential information of third parties provided thereto and, without limiting the foregoing, each of Acquiror and its subsidiaries has and enforces a policy requiring each employee and contractor with access to Intellectual Property of Acquiror or such subsidiaries to execute a proprietary information/confidentiality agreement substantially in Acquiror's standard form as then in effect and all current employees and contractors of Acquiror and each such subsidiary have executed such an agreement.

        4.18    Brokers and Finders.    Except with respect to Bear, Stearns & Co. Inc. (a) Acquiror has not entered into any contract, arrangement or understanding with any person or firm which may result in the obligation of Acquiror to pay any finder's fees, brokerage or agent commissions or other similar payments in connection with the transactions contemplated hereby and (b) there is no claim for payment by Acquiror of any investment banking fees, finder's fees, brokerage or agent commissions or other similar payments in connection with the negotiations leading to this Agreement or the consummation of the transactions contemplated hereby.

        4.19    Opinion of Financial Advisor.    The financial advisor of Acquiror, Bear, Stearns & Co. Inc., has delivered to Acquiror an opinion, dated the date of this Agreement, to the effect that the Exchange Ratio is fair to Acquiror from a financial point of view.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

        Except as set forth in the schedules delivered to Acquiror and Merger Sub prior to or simultaneously with the execution hereof (collectively, the "Company Disclosure Schedule"), the Company represents and warrants to Acquiror and Merger Sub that the statements contained in this Article V are true and correct as of the date hereof. The Sections of the Company Disclosure Schedule setting forth exceptions to the representations and warranties in this Article V are numbered to correspond to the applicable sections of this Article V. Notwithstanding any other provision of this Agreement to the contrary, each exception set forth in the Company Disclosure Schedule will be deemed to qualify each representation and warranty set forth in this Article V (i) that is specifically identified (by cross-reference or otherwise) in the Company Disclosure Schedule as being qualified by such exception or (ii) with respect to which the relevance of such exception to such representation and warranty is reasonably apparent on the face of the disclosure of such exception.

        5.1    Organization and Qualification.    The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has the requisite corporate power and authority to carry on its business as it is now being conducted. The Company is duly qualified to do business and is in good standing in each jurisdiction in which the properties owned, leased or operated by it or the nature of the business conducted by it makes such qualification necessary, except where the failure to be so qualified and in good standing would not, when taken together with all other such failures, have a material adverse effect on the business, operations, assets, condition (financial or other) or prospects of the Company and its subsidiaries, taken as a whole (any such material adverse effect with respect to the Company and its subsidiaries being referred to herein as a "Company Material Adverse Effect"); provided, however, that a Company Material Adverse Effect shall not include any changes, events, circumstances, developments or effects that are (a) caused by global or national economic or business conditions generally or (b) attributable to the public announcement or pendency of this Agreement or the performance of this Agreement.

        5.2    Capitalization.

          (a)   The authorized capital stock of the Company consists of 25,000,000 shares of Company Common Stock, par value $0.0001 per share, and 8,000,000 shares of Company Preferred Stock, of which 1,000,000 shares have been designated Series A Preferred, par value $0.0001 per share, 4,000,000 shares have been designated Series B Preferred, par value $0.0001 per share, and 3,000,000 shares have been designated Series C Preferred, par value $0.0001 per share. As of October 24, 2003, (i) 3,631,997 shares of Company Common Stock were issued and outstanding, (ii) 374,748 shares of Series A Preferred Stock were issued and outstanding, (iii) 1,861,909 shares of Series B Preferred Stock were issued and outstanding, (iv) 1,336,152 shares of Series C Preferred Stock were issued and outstanding and (v) 75,599 shares of Company Common Stock and no shares of Company Preferred Stock were held in the treasury of the Company. Except as set forth in Section 5.2(a) of the Company Disclosure Schedule, all outstanding shares of Company Common Stock and Company Preferred Stock are duly authorized, validly issued, full paid and non-assessable and are not subject to preemptive rights.

          (b)   The Company has reserved 3,785,211 shares of Common Stock for issuance to employees and consultants pursuant to the Company Employee Plans of which 2,039,459 shares are subject to outstanding, unexercised options and 1,745,752 shares remain available for future grant. There are 362,245 shares of Common Stock subject to Off Plan Options. Section 5.2(b) of the Company Disclosure Schedule sets forth for each outstanding, unexercised Company Option and each Off Plan Option granted under the Option Plan, as applicable, the name of the holder of such Company Option or Off Plan Option, as applicable, the number of shares of Common Stock subject to such Company Option or Off Plan Option, as applicable, the exercise price of such option and the vesting schedule for such Company Option or Off Plan Option, as applicable. The schedule of domicile addresses for each such holder to be provided by the Company in accordance with Section 7.19 hereof shall be true and accurate for each such holder as of the date so provided. Except for the Company Options or as otherwise described in Section 5.2(b) of the Company Disclosure Schedule, there are no outstanding options or rights or warrants (including any right of conversion or exchange under any outstanding security, instrument or other agreement) obligating the Company to issue, deliver or sell, or cause to be issued, delivered or sold, any shares of the capital stock of the Company or obligating the Company to grant, extend or enter into any such agreement or commitment. Except as described in Section 5.2(b) of the Company Disclosure Schedule, none of the outstanding options or rights or warrants (including any right of conversion or exchange under any outstanding security, instrument or other agreement) shall become exerciseable upon the consummation of the transactions contemplated hereby. There are no outstanding stock appreciation, phantom stock, profit participation or other similar rights with respect to the Company. Except for the Company Options or as otherwise described in Section 5.2(b) of the Company Disclosure Schedule, (i) there are no proxies, voting rights or other agreements or understandings with respect to the voting or transfer of the capital stock of the Company and (ii) the Company is not obligated to redeem or otherwise acquire any of its outstanding shares of capital stock.

          (c)   Section 5.2(c) of the Company Disclosure Schedule sets forth the name, address and the number of outstanding shares of each class of its capital stock owned of record or beneficially by, each stockholder of the Company. As of the date hereof, such stockholders constitute all of the holders of all issued and outstanding shares of capital stock of the Company.

          (d)   Except as set forth in Section 5.2(d) of the Company Disclosure Schedule, all sales of equity securities by the Company prior to the date hereof have been made in compliance in all material respects with applicable federal and state securities laws.

        5.3    Subsidiaries.    The name and jurisdiction of incorporation or organization of each direct and indirect subsidiary of the Company (including, without limitation, any corporation, partnership, limited liability company, joint venture or other business entity in which the Company owns, directly or indirectly, any outstanding voting securities of, or other interests in, or has control of such entity) is set forth in Section 5.3 of the Company Disclosure Schedule. Each such subsidiary is duly organized, validly existing and in good standing under the laws of its jurisdiction of organization or incorporation and has the requisite power and authority to carry on its business as it is now being conducted and each such subsidiary is qualified to do business, and is in good standing, in each jurisdiction in which the properties owned, leased or operated thereby or the nature of the business conducted thereby makes such qualification necessary, except where the failure to be so qualified and in such good standing will not have a Company Material Adverse Effect. There are no subscriptions or rights relating to the issuance of any shares of capital stock of any such subsidiary of the Company, including any right of conversion or exchange under any outstanding security, instrument or agreement.

        5.4    Power and Authority; Non-contravention; Government Approvals.

          (a)    Power and Authority.    The Company has all requisite corporate power and authority to enter into this Agreement and the other Transaction Documents to which it is a party and, subject only to the Company Required Statutory Approvals (as defined in Section 5.4(c) hereof) and the approval of the Company Voting Proposal (as defined below) by the Company's stockholders (including applicable class votes) under the DGCL (the "Company Stockholder Approval"), to perform its obligations hereunder and to consummate the transactions contemplated by this Agreement. Without limiting the generality of the foregoing, the Company Board, at a meeting duly called and held, by the unanimous vote of all directors (i) determined that the Merger is fair to and in the best interests of the Company and its stockholders, (ii) approved (A) this Agreement in accordance with the provisions of the DGCL and the Certificate of Incorporation of the Company, as amended, and (B) the filing and recordation of the Certificate of Merger as required by the DGCL; (iii) approved the other transactions contemplated by this Agreement and (iv) directed that the Company Voting Proposal be submitted to the stockholders of the Company for their approval and resolved to recommend that the stockholders of the Company vote in favor of the Company Voting Proposal. The execution and delivery of this Agreement and the performance of the transactions contemplated by this Agreement by the Company have been duly and validly authorized by all necessary corporate action on the part of the Company, subject (in the case of the Merger Agreement) only to the required receipt of the Company Stockholder Approval and the filing and recordation of the Certificate of Merger as required by the DGCL. Assuming this Agreement constitutes valid and legally binding obligations of the Acquiror and Merger Sub, this Agreement constitutes the valid and legally binding obligation of the Company, enforceable against the Company in accordance with its terms, except as such enforcement may be limited by (i) applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting or relating to enforcement of creditors' rights generally and (ii) general equitable principles, regardless of whether such enforceability is considered in a proceeding at law or in equity. For purposes of this Agreement, "Company Voting Proposal" shall mean, collectively, the proposal for approval of (i) this Agreement and the Merger and (ii) the amendment and restatement of the Company's Certificate of Incorporation as contemplated by the Voting Agreement contemplated by Section 8.3(l) hereof (the "Company Amended Certificate").

          (b)    Non-contravention.    Except as set forth in Section 5.4(b) of the Company Disclosure Schedule, the execution and delivery of the Transaction Documents to which it is a party by the Company, the performance by the Company of its obligations thereunder and the consummation by the Company of the transactions contemplated by such Transaction Documents will not (i) contravene any provision of the certificate of incorporation or bylaws of the Company, (ii) violate or conflict with any law, statute, ordinance, rule, regulation, decree, writ, injunction, judgment or order of any Governmental Authority or any arbitration award which is either applicable to, binding upon or enforceable against the Company, (iii) conflict with, result in any breach of, or constitute a default under, or constitute an event which would with the passage of time or the giving of notice or both constitute a default under, or give rise to a right to terminate, amend, modify, abandon or accelerate the maturity of or to be entitled to a penalty or other payment or price reduction under, any agreement, contract, lease, note, mortgage, indenture, loan agreement, franchise agreement, covenant, employment agreement, license, instrument, purchase and sales order, commitment, undertaking or obligation material to the business, assets, properties or operations of the Company, which is applicable to, binding upon or enforceable against the Company or (iv) result in or require the creation or imposition of any Lien other than Permitted Liens upon or with respect to any of the property or assets of the Company, except in each of the cases of (i) through (iv) for any such contravention, violation, conflict, breach, default, event or Lien that would not have a Company Material Adverse Effect.

          (c)    Government Approvals.    Except for the filing of the Company Amended Certificate with the Secretary of State of the State of Delaware and the Certificate of Merger with the Secretary of State of the State of Delaware in connection with the Merger and the appropriate documents with the relevant authorities of other states or jurisdictions in which the Company is qualified to do business, compliance with any applicable requirements of the HSR Act and any comparable foreign filings or approvals, compliance with any applicable requirements of the Securities Act and the Exchange Act and such filings as may be required under any applicable state securities or blue sky laws (such filings and approvals being herein referred to, collectively, as the "Company Required Statutory Approvals"), no declaration, filing or registration with, or notice to, or authorization, consent or approval or permit of, any Governmental Authority is necessary for the execution and delivery of this Agreement by the Company or the consummation by the Company of the transactions contemplated hereby, other than such declarations, filings, registrations, notices, authorizations, consents or approvals which, if not made or obtained, as the case may be, would not have a Company Material Adverse Effect.

        5.5    Financial Statements; Information Provided.

          (a)   Attached to Section 5.5 of the Company Disclosure Schedule are true copies of (i) the financial statements of the Company as of and for the periods ended December 31, 2000, 2001 and 2002, including the notes thereto, audited by Ernst & Young LLP (collectively, the "Company Financial Statements") and (ii) the unaudited financial statements of the Company for the nine-month period ended September 30, 2003 (such unaudited financial statements being referred to herein, collectively, as the "Interim Financial Statements"). The balance sheet of the Company, dated as of December 31, 2002, included in the Financial Statements is referred to herein as the

  "Current Balance Sheet." The Company shall provide such additional unaudited quarterly financial statements for the Company as and when they become available after the date of this Agreement and before the Closing Date. The Company Financial Statements and the Interim Financial Statements fairly present in all material respects the financial position of the Company as of the respective dates of the balance sheets included therein and the results of the Company's operations, cash flows and stockholders' equity for the respective periods indicated and such presentation is all in accordance with generally accepted accounting principles consistently applied throughout such periods, subject in the case of the Interim Financial Statements, to normal year-end adjustments and the lack of footnotes and other presentation items.

          (b)   Each of the Company and its subsidiaries maintains accurate books and records reflecting its assets and liabilities and maintains proper and adequate controls which provide assurance that (i) transactions are executed with management's authorization; (ii) transactions are recorded as necessary to permit preparation of the consolidated financial statements of the Company and to maintain accountability for the Company's consolidated assets; (iii) access to the Company's assets is permitted only in accordance with management's authorization, (iv) the reporting of the Company's assets is compared with existing assets at regular intervals; and (v) accounts, notes and other receivables and inventory are recorded accurately, and proper and adequate procedures are implemented to effect the collection thereof on a current and timely basis.

          (c)   The information to be supplied by or on behalf of the Company for inclusion in the Registration Statement or in any Regulation M-A Filing shall not at the time the Registration Statement or such Regulation M-A Filing is filed with the SEC, at any time the Registration Statement is amended or supplemented or at the time the Registration Statement is declared effective by the SEC contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading. The information to be supplied by or on behalf of the Company for inclusion in the Joint Proxy Statement/Prospectus to be sent to the stockholders of the Company in connection with the meeting of the Company's stockholders to consider the proposed Company Stockholder Approval (the "Company Meeting") and to stockholders of Acquiror in connection with the Acquiror Meeting, which shall be deemed to include all information about or relating to the Company, the proposed Company Stockholder Approval and the Company Meeting, shall not, on the date the Joint Proxy Statement/Prospectus is first mailed to stockholders of the Company and Acquiror, or at the time of the Company Meeting or the Acquiror Meeting or the Effective Time, contain any statement which, at such time and in light of the circumstances under which it shall be made, is false or misleading with respect to any material fact, or omit to state any material fact necessary in order to make the statements made in the Joint Proxy Statement/Prospectus not false or misleading, or omit to state any material fact necessary to correct any statement in any earlier communication with respect to the solicitation of proxies for the Company Meeting or the Acquiror Meeting which shall have become false or misleading. If at any time prior to the Effective Time, any fact or event relating to the Company or any of its Affiliates should be discovered by the Company or should occur which should be set forth in an amendment to the Registration Statement or a supplement to the Joint Proxy Statement/Prospectus, the Company shall promptly inform Acquiror of such fact or event.

        5.6    Absence of Undisclosed Liabilities.    Except as set forth in Section 5.6 of the Company Disclosure Schedule, neither the Company nor any of its subsidiaries had at the date of the Current Balance Sheet, or since the date of the Current Balance Sheet, has incurred, any liabilities or obligations (whether absolute, accrued, contingent or otherwise) of any nature, except liabilities, obligations or contingencies which (a) are accrued or reserved against in the Company Financial Statements or reflected in the notes thereto, (b) were incurred after the date of the Current Balance Sheet and were incurred in the ordinary course of business, consistent with past practices, (c) are contemplated by this Agreement or the transactions contemplated hereby, (d) would not have a Company Material Adverse Effect or (e) have been discharged or paid in full prior to the date hereof.

        5.7    Absence of Certain Changes or Events.    Since the date of the Current Balance Sheet, and except as set forth in Section 5.7 of the Company Disclosure Schedule, neither the Company nor any of its subsidiaries has (a) made any distribution of or with respect to its capital stock or other securities or purchased or redeemed any of its securities; (b) paid any bonus to or increased the rate of compensation of any of its executive officers or amended any other terms of employment of such persons other than in the ordinary course of business; (c) sold, leased or transferred any of its material properties or assets other than in the ordinary course of business consistent with past practice; (d) made or obligated itself to make capital expenditures other than in the ordinary course of business consistent with past practice; (e) made any payment in respect of its liabilities other than in the ordinary course of business consistent with past practice; (f) incurred any obligations or liabilities or entered into any transaction or series of transactions involving in excess of $100,000 in the aggregate, other than in the ordinary course of business consistent with past practice, except for this Agreement and the transactions contemplated hereby; (g) suffered any theft, damage, destruction, casualty or extraordinary loss, not covered by insurance and for which a timely claim was filed, in excess of $100,000 in the aggregate; (h) suffered any extraordinary losses (whether or not covered by insurance); (i) waived, canceled, compromised or released any material rights having a value in excess of $100,000 in the aggregate; (j) made or adopted any material change in its accounting methods, practices or policies (including any material change in any assumption underlying, or method of calculating, any bad debt, contingency or other reserve); (k) terminated, amended or modifying any agreement involving an amount in excess of $100,000; (l) delayed paying any accounts payable which are due and payable except to the extent being contested in good faith; (m) made or pledged any charitable contribution in excess of $100,000; (n) entered into any other transaction or been subject to any event, change or occurrence which has or may have a Company Material Adverse Effect; or (o) agreed to do or authorized any of the foregoing.

        5.8    Litigation.    Except as set forth in Section 5.8 of the Company Disclosure Schedule, neither the Company nor any of its subsidiaries (a) is subject to any outstanding injunction, judgment, order, decree, ruling or charge or (b) is a party or, to the Company's knowledge, threatened to be made a party to any action, suit, proceeding, hearing or investigation of, in, or before any court or quasi-judicial or administrative agency of any federal, state, local or foreign jurisdiction or before any arbitrator. Section 5.8 of the Company Disclosure Schedule sets forth, with respect to each matter listed thereon, the name, address, telephone number and facsimile number of the legal counsel handing such matter on behalf of the Company. None of the actions, suits, proceedings, hearings, and investigations set forth in the Company Disclosure Schedule would reasonably be expected to result in any Material Adverse Effect on the Company. Without limiting the generality of the foregoing, no action, suit, or proceeding is pending or, to the Company's knowledge, threatened before any court or quasi-judicial or administrative agency of any federal, state, local, or foreign jurisdiction or before any arbitrator, wherein an unfavorable injunction, judgment, order, decree, ruling, or charge would (i) prevent consummation of any of the transactions contemplated by this Agreement, (ii) cause any of the transactions contemplated by this Agreement to be rescinded following consummation or (iii) affect adversely the right of the Company to own any material portion of its assets or affect adversely, in any material respect, the right of the Company to operate its business, and no such injunction, judgment, order, decree, ruling, or charge is in effect. There are no outstanding orders, decrees or stipulations issued by any Governmental Authority in any proceeding to which the Company was a party which have not been complied with in full and in any event does not prohibit or restrict the consummation of the transactions contemplated hereby or would have a Company Material Adverse Effect.

        5.9    No Violation of Law; Licenses, Permits and Registrations.    Neither the Company nor any of its subsidiaries is in violation of, or has been given notice or been charged with any violation of, any law, statute, order, rule, regulation, ordinance or judgment (including, without limitation, any applicable environmental law, ordinance or regulation) of any Governmental Authority, except for violations which would not reasonably be expected to have a Company Material Adverse Effect. As of the date of this Agreement, no investigation or review by any Governmental Authority is pending or, to the knowledge of the Company, threatened involving the Company or its subsidiaries. Each of the Company and each of its subsidiaries has all permits, licenses, approvals and authorizations of, and registrations with and under, all federal, state, local and foreign laws, and from all applicable Governmental Authorities, required thereby to carry on its businesses as currently conducted, except where the failure to have any such permits, licenses, approvals, authorizations or registrations would not reasonably be expected to have a Company Material Adverse Effect.

        5.10    Taxes.    Except as set forth in Section 5.10 of the Company Disclosure Schedule, all Tax Returns required to be filed prior to the date hereof with respect to the Company and its subsidiaries or their respective income, properties, franchises or operations have been timely filed. Each such Tax Return has been prepared in compliance with all applicable laws and regulations, and all such Tax Returns are true and correct in all material respects. All Taxes due and payable by or with respect to the Company and its subsidiaries have been paid or are accrued on the balance sheet included in the Company Financial Statements. Each of the Company and its subsidiaries has withheld and paid all Taxes to the appropriate Governmental Authorities required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, stockholder or other third party. With respect to each taxable period of the Company and its subsidiaries: (a) no deficiency or proposed adjustment which has not been settled or otherwise resolved for any amount of Taxes has been asserted or assessed by any taxing authority against the Company or its subsidiaries, other than a deficiency or an adjustment which would not reasonably be expected to have a Company Material Adverse Effect, (b) neither the Company nor any of its subsidiaries has consented to extend the time in which any Taxes may be assessed or collected by any taxing authority, (c) neither the Company nor any of its subsidiaries has requested or been granted an extension of the time for filing any Tax Return, (d) there is no action, suit, taxing authority proceeding, or audit or claim for refund now in progress, or pending or, to the knowledge of the Company, threatened against or with respect to the Company or any of its subsidiaries regarding Taxes and (e) there are no Liens for Taxes (other than for current Taxes not yet due and payable) upon the assets of the Company or any of its subsidiaries.

        5.11    Labor and Employment Matters.    Section 5.11 of the Company Disclosure Schedule sets forth the name and current rate of compensation of each employee of the Company and its subsidiaries. Neither the Company nor any of its subsidiaries is a party to or bound by any collective bargaining agreement or any other agreement with a labor union; and, to the knowledge of the Company, there has been no effort by any labor union during the 24 months prior to the date hereof to organize any employees of the Company or any of its subsidiaries into one or more collective bargaining units. There is no pending or, to the knowledge of the Company, threatened labor dispute, strike or work stoppage which materially affects or which may materially affect the business of the Company or any of its subsidiaries or which may materially interfere with its continued operations. None of the Company, its subsidiaries or any agent, representative or employee thereof has, within the last 24 months, committed any unfair labor practice as defined in the National Labor Relations Act, as amended, and there is no pending or, to the knowledge of the Company, threatened charge or complaint against the Company or any of its subsidiaries by or with the National Labor Relations Board or any representative thereof. There has been no strike, walkout or work stoppage involving any of the employees of the Company or any of its subsidiaries during the 24 months prior to the date hereof. Each of the Company and its subsidiaries has complied in all material respects with applicable laws, rules and regulations relating to employment, civil rights and equal employment opportunities, including but not limited to, the Civil Rights Act of 1964, the Fair Labor Standards Act, and the Americans with Disabilities Act, as amended. Except as set forth in Section 5.11 of the Company Disclosure Schedule, the Company has no

knowledge that any executive or key employee or group of employees of the Company or any of its subsidiaries has any plans to terminate employment with the Company or such subsidiaries as a result of the transactions contemplated hereby or otherwise.

        5.12    Employee Benefit Plans.

          (a)   Section 5.12 of the Company Disclosure Schedule sets forth a list of each material Employee Benefit Plan of the Company and its subsidiaries. Neither the Company nor any of its subsidiaries has been a participating employer in any "multiemployer plan" within the meaning of Section 3(37) of ERISA within the last six years, except to the extent that any employee benefit plan in which the Company or any of its subsidiaries is or was the sole participating entity may be deemed to be or have been such a multiemployer plan. All Employee Benefit Plans of the Company and its subsidiaries have been administered at all times and are being administered in compliance in all material respects with their terms and applicable law, including, where applicable, ERISA and the Code and the regulations promulgated thereunder. Except as set forth in Section 5.12(a) of the Company Disclosure Schedule, the Company has made or accrued on the appropriate balance sheet all contributions due to date under or with respect to such Employee Benefit Plans. With respect to each Employee Benefit Plan of the Company and its subsidiaries, (i) no "reportable event," as defined in Section 4043 of ERISA, exists that would constitute grounds for termination of such Employee Benefit Plan by the Pension Benefit Guaranty Corporation or for the appointment by the appropriate United States District Court of a trustee to administer such Employee Benefit Plan, in each case as contemplated by Section 4042 of ERISA; (ii) none of the Company or any of its subsidiaries or any fiduciary, trustee, or administrator of any such Employee Benefit Plan has engaged in a "prohibited transaction" as defined in Section 4975 of the Code or a "prohibited transaction" as defined in Section 406 of ERISA that could reasonably be expected to subject the Company or any such subsidiaries to any material tax imposed by Section 4975 of the Code or any material penalty imposed by Section 502 of ERISA; and (iii) there is no current matter, including (without limitation) any matter involving the administration and operation of such Employee Benefit Plans, which would reasonably be expected to result in any such Employee Benefit Plan being deemed to be not in substantial compliance with the pertinent provisions of any law, regulation or ruling applicable thereto and which would reasonably be expected to impose any material liability upon the Company or any of its subsidiaries. No accumulated funding deficiency under Section 302 of ERISA or Section 412 of the Internal Revenue Code, whether or not waived, exists with respect to any such Employee Benefit Plan that is subject to either of such sections.

          (b)   With respect to all Employee Benefit Plans of the Company which are group health plans, all such plans have been operated in compliance in all material respects with applicable law, including the group health plan continuation coverage requirements of Section 4980B of the Code, to the extent such requirements are applicable.

          (c)   Each Employee Benefit Plan of the Company that is intended to be a qualified plan, as described in Section 401(a) of the Internal Revenue Code (i) has received from the Internal Revenue Service a determination that such Employee Benefit Plan is a qualified plan under section 401 of the Internal Revenue Code, (ii) has been timely and properly amended so as to comply in all material respects with all laws applicable to such Employee Benefit Plans and (iii) has received a favorable determination letter issued by the Internal Revenue Service to the extent required by all applicable laws. Section 5.12(c) of the Company Disclosure Schedule sets forth a list of all required reports and descriptions (including, but not limited to, Form 5500 Annual Reports, Summary Annual Reports and Summary Plan Descriptions) that have not been properly and timely filed or distributed with respect to each Employee Benefit Plan of the Company and its subsidiaries.

        5.13    Compliance With Environmental Laws.

          (a)   The Company (as such term is defined in paragraph (g) of this Section 5.13) is and has at all times been in full compliance with all Environmental Laws governing its business, operations, properties and assets, including, without limitation (i) all requirements relating to the Discharge and Handling of Hazardous Substances, (ii) all requirements relating to notice, record keeping and reporting, (iii) all requirements relating to obtaining and maintaining Licenses for the ownership of its properties and assets and the operation of its business as presently conducted, including Licenses relating to the Handling and Discharge of Hazardous Substances and (iv) all applicable writs, orders, judgments, injunctions, governmental communications, decrees, informational requests or demands issued pursuant to, or arising under, any Environmental Laws.

          (b)   There are no, and there is no basis for any Notices or Proceedings pending or, to the knowledge of the Company, threatened against or involving the Company, or the business, operations, properties or assets of the Company, by any Governmental Authority or third party with respect to any Environmental Laws or Licenses issued to the Company thereunder in connection with, related to or arising out of the ownership by the Company of its properties or assets or the operation of its business which have not been resolved or which would impose any obligation, burden or continuing liability on Acquiror or the Company in the event that the transactions contemplated hereby are consummated.

          (c)   The Company has not Handled or Discharged, nor has it allowed or arranged for any third party to Handle or Discharge, Hazardous Substances to, at or upon: (i) any real property currently or previously owned, leased or operated by the Company or (ii) any site which, pursuant to any Environmental Laws, (x) has been placed on the National Priorities List or its state equivalent or (y) the Environmental Protection Agency or a relevant state agency or other Governmental Authority has notified the Company that such Governmental Authority has proposed or is proposing to place on the National Priorities List or its state equivalent.

          (d)   The Company Disclosure Schedule identifies the operations and activities, and locations thereof, which have been conducted or are being conducted by the Company on any real property currently or previously owned, leased or operated by the Company which have involved the Handling or Discharge of Hazardous Substances.

          (e)   The Company does not use, nor has it used, any Aboveground Storage Tanks or Underground Storage Tanks, and there are not now nor have there ever been any Underground Storage Tanks beneath any real property currently or previously owned, leased or operated by the Company that are required to be registered under any applicable Environmental Laws.

          (f)    The Company Disclosure Schedule identifies (i) all environmental audits, assessments and occupational health studies undertaken by the Company or its agents or, to the knowledge of the Company, undertaken by any Governmental Authority, or any third party, relating to or affecting the Company or any real property currently or previously owned, leased or operated by the Company; (ii) the results of any ground, water, soil, air or asbestos monitoring undertaken by the Company or its agents or, to the knowledge of the Company, undertaken by any Governmental Authority or any third party, relating to or affecting the Company or any real property currently or previously owned, leased or operated by the Company which indicate the presence of Hazardous Substances at levels requiring a notice or report to be made to a Governmental Authority or in violation of any applicable Environmental Laws; and (iii) all material written communications between the Company and any Governmental Authority arising under or related to Environmental Laws.

          (g)   For purposes of this Section 5.13, the term "Company" means the Company, any subsidiary thereof or any other Affiliate of the Company.

        5.14    Real Estate.    Neither the Company nor any of its subsidiaries owns any parcels of real property. Section 5.14 of the Company Disclosure Schedule sets forth (a) a list of all real property leases or similar agreements to which the Company or any of its subsidiaries is a party (each, a "Real Property Lease"), true and complete copies of which have previously been furnished to Acquiror, (b) the lessor and lessee of each Real Property Lease and the date and term of each Real Property Lease and (c) the street address of each property covered by each Real Property Lease (the "Leased Premises"). The Real Property Leases are in full force and effect and have not been amended, and neither the Company nor, to the knowledge of the Company, any other party thereto is in default or breach thereunder. No event has occurred which, with the passage of time or the giving of notice or both, would cause a material breach of or material default by the Company under any of such Real Property Leases and, to Company's knowledge, there is no breach or anticipated breach by any other party thereto. With respect to each of the Leased Premises: (i) the Company has valid leasehold interests or other rights of use and occupancy in such Leased Premises, free and clear of any Liens; (ii) such Leased Premises are properly zoned for the uses to which the Company puts such Leased Premises, are in good repair and condition, reasonable wear and tear excepted, and are sufficient to satisfy the Company's normal business activities as conducted thereat; (iii) each of the Leased Premises (w) has direct access to public roads or access to public roads by means of a perpetual access easement, such access being sufficient to satisfy the current and reasonably anticipated normal transportation requirements of the Company's business as presently conducted at such parcel; and (x) is served by all utilities in such quantity and quality as are reasonably sufficient to satisfy the current normal business activities as conducted at such Leased Premises; and (iv) the Company has not received notice of any condemnation proceeding with respect to any portion of such Leased Premises or any access thereto and, to the knowledge of the Company, no such proceeding is contemplated by any Governmental Authority.

        5.15    Good Title to and Condition of Assets.

          (a)   Each of the Company and it subsidiaries has good and marketable title to all of its material Assets (as such term is hereinafter defined), free and clear of any Liens other than Permitted Liens. For purposes of this Agreement, the term "Assets" means all of the properties and assets of the Company and its subsidiaries which are reflected on the Current Balance Sheet or acquired after the date of the Current Balance Sheet (except assets or properties sold or otherwise disposed of in the ordinary course of business since such date), other than the Leased Premises, whether personal or mixed, tangible or intangible, and wherever located.

          (b)   The Fixed Assets (as such term is hereinafter defined) currently in use or necessary for the business and operations of the Company and each of its subsidiaries are in good operating condition, normal wear and tear excepted. For purposes of this Agreement, the term "Fixed Assets" means all vehicles, machinery, equipment, tools, supplies, leasehold improvements, furniture and fixtures used, leased or owned by the Company or its subsidiaries.

          (c)   Notwithstanding anything contained herein to the contrary, no representation contained in this Section 5.15 shall be made with respect to any Intellectual Property of the Company or its subsidiaries (the sole representations with respect to which are made in Section 5.23 below).

        5.16    Insurance.    Each of the Company and its subsidiaries is covered by valid and enforceable policies of insurance covering its properties, assets and businesses against risks of the nature normally insured against by corporations in the same or similar lines of business and in coverage amounts typically and reasonably carried by such corporations. Insurance policies meeting the criteria in the preceding sentence are in full force and effect, and all premiums due thereon have been paid (collectively, the "Company Insurance Policies"). As of the Closing, each of the Company Insurance Policies will be in full force and effect. None of the Company Insurance Policies will lapse or terminate as a result of the transactions contemplated by this Agreement. Each of the Company and its subsidiaries has complied with the provisions of such Company Insurance Policies. Section 5.16 of the Company Disclosure Schedule contains (a) a complete and correct list of all Company Insurance Policies and all amendments and riders thereto (copies of which have been provided or made available to Acquiror) and (b) a description of each pending claim under any of the Company Insurance Policies, or any insurance policy previously in effect, for an amount in excess of $100,000 that relates to loss or damage to the properties, assets or businesses of the Company.

        5.17    Relationships with Customers and Suppliers; Affiliated Transactions.    No current customer of the Company or any of its subsidiaries that was responsible for five percent or more of the Company's revenue during the Company's last full fiscal year has, to the knowledge of the Company, threatened in writing to terminate its business relationship with the Company or any such subsidiary for any reason. Neither the Company nor any of its subsidiaries has any direct or indirect interest in any customer, supplier or competitor of the Company or such subsidiary, or in any Person from whom or to whom the Company or such subsidiary leases real or personal property. Except as set forth in Section 5.17 of the Company Disclosure Schedule, no officer, director or stockholder of the Company or any of its subsidiaries, nor any person related by blood or marriage to any such officer, director or stockholder, nor any entity in which any such officer, director or stockholder owns any beneficial interest, is a party to any agreement or transaction with the Company or any such subsidiary or has any interest in any property used by the Company or any such subsidiary.

        5.18    Bank Accounts; Business Locations.    Section 5.18 of the Company Disclosure Schedule sets forth all accounts of the Company and each of its subsidiaries with any bank, broker or other depository institution and the names of all persons authorized to withdraw funds from each such account. As of the date hereof, neither the Company nor any of its subsidiaries has any office or place of business other than as identified in such Section 5.18 of the Company Disclosure Schedule and the respective principal places of business and chief executive offices of the Company and each of its subsidiaries are indicated in such Section 5.18 and all locations where the equipment, inventory, chattel paper and books and records of the Company and its subsidiaries are located, as of the date hereof, are fully identified in Section 5.18 of the Company Disclosure Schedule.

        5.19    Names; Prior Acquisitions.    All names under which the Company and each of its subsidiaries does business, as of the date hereof, are specified in Section 5.19 of the Company Disclosure Schedule. Except as set forth in Section 5.19 of the Company Disclosure Schedule, neither the Company nor any of its subsidiaries has changed its name or used any assumed or fictitious name, or been the surviving entity in a merger, acquired any business or changed its principal place of business or chief executive office, within the past three years.

        5.20    Material Contracts.

          (a)   The following agreements, contracts and commitments to which the Company or any of its subsidiaries is a party or is bound are referred to herein, collectively, as the "Company Material Contracts":

              (i)  any employment or consulting agreement, contract or commitment with any executive officer or member of the Company Board, other than those that are terminable by the Company or any of its subsidiaries on no more than thirty (30) days' notice without liability or financial obligation to the Company;

             (ii)  any agreement or plan, including (without limitation) any stock option plan, stock appreciation right plan or stock purchase plan, any of the benefits of which will be increased, or the vesting of benefits of which will be accelerated, by the occurrence of any of the transactions contemplated by this Agreement or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement;

            (iii)  any agreement of indemnification or any guaranty other than, in either case, as entered into in the ordinary course of business;

            (iv)  any agreement, contract or commitment containing any covenant limiting in any respect the right of the Company or any of its subsidiaries to engage in any line of business or to compete with any person or granting any exclusive distribution rights;

             (v)  any agreement, contract or commitment currently in force relating to the disposition or acquisition by the Company or any of its subsidiaries after the date of this Agreement of assets in excess of $250,000 not in the ordinary course of business or pursuant to which the Company or any of its subsidiaries has any material ownership interest in any corporation, partnership, limited liability company, joint venture or other business enterprise other than the Company's subsidiaries;

            (vi)  any dealer, distributor, joint marketing or development agreement currently in force under which the Company or any of its subsidiaries have continuing material obligations to jointly market any product, technology or service and which may not be canceled without penalty upon notice of ninety (90) days or less, or any material agreement pursuant to which the Company or any of its subsidiaries have continuing material obligations to jointly develop any Intellectual Property that will not be owned, in whole or in part, by the Company or any of its subsidiaries and which may not be canceled without penalty upon notice of ninety (90) days or less;

           (vii)  any material agreement, contract or commitment currently in force to license any third party to manufacture or reproduce any product or service of the Company or any of its subsidiaries or any material agreement, contract or commitment currently in force to sell or distribute any products or services of the Company or any of its subsidiaries, including any material agreement, contract or commitment related to any Intellectual Property owned by the Company or any of its subsidiaries, except agreements with distributors or sales representative in the ordinary course of business cancelable without penalty upon notice of ninety (90) days or less and substantially in the form previously provided to Acquiror;

          (viii)  any mortgage, indenture, guarantee, loan or credit agreement, security agreement or other agreement or instrument relating to the borrowing of money or extension of credit, other than accounts receivable and payable in the ordinary course of business;

            (ix)  any settlement agreement entered into during the five-year period preceding the date hereof;

             (x)  any other agreement, contract or commitment (i) in connection with or pursuant to which the Company and its subsidiaries will spend or receive (or are expected to spend or receive), in the aggregate, more than $250,000 during the current calendar year or during the next calendar year, (ii) the termination, expiration or loss of the other contracting party's performance of which would reasonably be expected to have a Company Material Adverse Effect or (iii) that is a material contract (as defined in Item 601(b)(10) of Regulation S-K of the SEC rules); or

            (xi)  any agreement, contract or commitment currently in force to provide source code to any third party for any product or technology that is material to the Company or any of its subsidiaries.

          (b)   Section 5.20 of the Company Disclosure Schedule contains a true and complete list of the Company Material Contracts not set forth in Section 5.23(g) of the Company Disclosure Schedule. The Company has provided or made available a complete and correct copy of each Material Contract to Acquiror. Each of the Company and each of its subsidiaries has performed, in all material respects, its obligations under the Company Material Contracts to which it is a party to the extent such obligations to perform have accrued. To the knowledge of the Company, the other parties to the Company Material Contracts have performed, in all material respects, their respective obligations thereunder. All the Company Material Contracts are in full force and effect in the form provided or made available to Acquiror.

        5.21    Brokers and Finders.    Except with respect to CIBC World Markets Corp., (a) the Company has not entered into any contract, arrangement or understanding with any person or firm which may result in the obligation of the Company to pay any finder's fees, brokerage or agent commissions or other similar payments in connection with the transactions contemplated hereby and (b) there is no claim for payment by the Company of any investment banking fees, finder's fees, brokerage or agent commissions or other similar payments in connection with the negotiations leading to this Agreement or the consummation of the transactions contemplated hereby.

        5.22    Opinion of Financial Advisor.    The Company Board has received the opinion of CIBC World Markets Corp. to the effect that, as of the date of this Agreement, the Exchange Ratio is fair, from a financial point of view, to the holders of Company Common Stock.

        5.23    Intellectual Property.

          (a)   Section 5.23(a) of the Company Disclosure Schedule lists all of the Registered Intellectual Property ("Company Registered Intellectual Property") and software (other than software that is generally mass-produced and commercially available software) ("Company Software") owned by, developed by or filed in the name of, the Company or any subsidiary thereof (collectively, the "Company Intellectual Property").

          (b)   Section 5.23(b) of the Company Disclosure Schedule lists all unresolved claims that have been asserted by or against the Company or its subsidiaries, including, without limitation, all proceedings or actions before any court or tribunal (including the United States Patent and Trademark Office ("PTO") or equivalent authority anywhere in the world), that are related to any Company Intellectual Property or claimed to be owned by a third party. Except as set forth in Section 5.23(b) of the Company Disclosure Schedule, no Company Intellectual Property or product or service of the Company is the subject of any claim, proceeding or outstanding decree, order, judgment, agreement or stipulation that does or is claimed to restrict in any manner the use, transfer or licensing thereof by the Company or which does or is claimed to affect the validity, use or enforceability of any Company Intellectual Property.

          (c)   To Company's knowledge, each item of Company Intellectual Property (excluding any item of Company Intellectual Property that is only covered by a pending application) is valid and subsisting. All necessary registration, maintenance and renewal fees in connection with Company Intellectual Property have been made and, to the Company's knowledge, all necessary documents and certificates in connection with Company Registered Intellectual Property have been filed with the relevant patent, copyright, trademark or other authorities in the United States or foreign jurisdictions, as the case may be, for the purposes of procuring, perfecting and maintaining such Company Registered Intellectual Property.

          (d)   Except as set forth on Section 5.23(d) of the Company Disclosure Schedule (i) the Company and each of its subsidiaries owns all right, title and interest to each item of Intellectual Property purported to be owned by it and used in connection with the operation or conduct of its business, including the Company Intellectual Property listed in Section 5.23(a) of the Company Disclosure Schedule, free and clear of any Lien other than Permitted Liens and (ii) the Company and each subsidiary thereof is the exclusive owner of all trademarks, service marks and trade names used in connection with the operation or conduct of its business, including the sale of any products or drug candidates or the provision of any services thereby.

          (e)   To the extent that any work, invention, software or material has been developed or created by an employee or a third party for the Company or any of its subsidiaries, the Company or such subsidiary, as the case may be, has a valid and enforceable written agreement with such employee or third party that transfers to the Company or such subsidiary full ownership of or a valid exclusive license to use, all Intellectual Property in such work, software, material or invention.

          (f)    Except as set forth in Section 5.23(f) of the Company Disclosure Schedule, neither the Company nor any of its subsidiaries has transferred to any third party ownership of, or granted to any third party any exclusive license with respect to, any Intellectual Property that is or was Company Intellectual Property.

          (g)   Section 5.23(g) of the Company Disclosure Schedule lists all contracts, licenses and agreements to which the Company and each of its subsidiaries is a party that are currently in effect (i) with respect to Intellectual Property licensed or offered by the Company or any of its subsidiaries to any third party or (ii) pursuant to which a third party has licensed or transferred any Intellectual Property to the Company or any of its subsidiaries, other than contracts, licenses or agreements relating to generally mass-produced and commercially available software. The contracts, licenses and agreements listed in Section 5.23(g) of the Company Disclosure Schedule are in full force and effect. The consummation of the transactions contemplated by this Agreement will neither violate nor result in the breach, modification, cancellation, termination, or suspension of such contracts, licenses and agreements. The Company and each of its subsidiaries is in compliance in all material respects with, and has not breached any term of any such contracts, licenses and agreements and, to the knowledge of the Company, all other parties to such contracts, licenses and agreements are in compliance in all material respects with, and have not materially breached any term of, such contracts, licenses and agreements.

          (h)   Except as set forth in Section 5.23(h) of the Company Disclosure Schedule, following the Closing Date, the Surviving Corporation will be permitted to exercise all of the Company's rights under the contracts, licenses and agreements listed in Section 5.23(g) of the Company Disclosure Schedule, without the payment of any additional amounts or consideration other than ongoing fees, royalties or payments which the Company would otherwise be required to pay, to the same extent the Company would have been able to exercise such rights had the transactions contemplated by this Agreement not occurred.

          (i)    Section 5.23(i) of the Company Disclosure Schedule lists all contracts, licenses and agreements between the Company or any of its subsidiaries, on the one hand, and any third party, on the other hand, wherein or whereby the Company or any such subsidiary has agreed to, or assumed, any obligation or duty to warrant, indemnify, hold harmless or otherwise assume or incur any obligation or liability with respect to the infringement or misappropriation by the Company or any such subsidiary or such third party of the Intellectual Property of any other third party.

          (j)    To the Company's knowledge, the operation of the business of the Company and each of its subsidiaries, including the Company's and each such subsidiary's design, development, manufacture, marketing and sale of the products or services (including products and drug candidates currently under development), has not, and does not infringe or misappropriate the Intellectual Property of any third party or constitute unfair competition or trade practices under the laws of any jurisdiction.

          (k)   Except as set forth in Section 5.23(k) of the Company Disclosure Schedule, to the Company's knowledge (i) no other Person claims the right to use in connection with similar or closely related goods and in the same geographic area, any mark which is identical or confusingly similar to any trademarks or service marks owned by the Company or any of its subsidiaries, (ii) no other Person asserts ownership rights in any of the Intellectual Property owned by the

  Company or any of its subsidiaries and (iii) no other Person is infringing any rights of the Company or any of its subsidiaries in any of the Intellectual Property owned by the Company.

          (l)    Each of the Company and its subsidiaries has taken reasonable steps to protect its rights in its confidential information and trade secrets or any trade secrets or confidential information of third parties provided thereto and, without limiting the foregoing, each of the Company and its subsidiaries has and enforces a policy requiring each employee and contractor with access to Intellectual Property of the Company or such subsidiaries to execute a proprietary information/confidentiality agreement substantially in the Company's standard form as then in effect and all current and former employees and contractors of the Company and each such subsidiary have executed such an agreement. Attached to Section 5.23(l) of the Company Disclosure Schedule is the Company's standard form of proprietary information/confidentiality agreement for employees and contractors.

        5.24    Records of the Company.    The minute books for the Company made available to Acquiror for review were correct and complete in all material respects as of the date of such review, no further entries have been made through the date of this Agreement, such minute books contain the true signatures of the persons purporting to have signed them, and such minute books contain an accurate record of all material corporate actions of the stockholders and directors, and any committees thereof, of the Company taken by written consent or at a meeting since incorporation of the Company. All material corporate actions taken by the Company have been duly authorized or ratified. All accounts, books, ledgers and official and other records of the Company have been fully, properly and accurately kept and completed in all material respects, and there are no material inaccuracies or discrepancies of any kind contained therein. The stock ledgers of the Company, as previously made available to Acquiror, contain accurate and complete records of all issuances, transfers and cancellations of shares of the capital stock of the Company.

        5.25    Accuracy of Information Furnished by Company.    No statement made or information provided by the Company in this Agreement, any other Transaction Document or the Company Disclosure Schedule, contains or shall contain any untrue statement of a material fact or omits or shall omit any material fact necessary to make the information contained therein, in light of the circumstances in which such statements were made, not misleading. The Company has made available to or provided Acquiror with true, accurate and complete copies of all documents listed or described in the Company Disclosure Schedule.

ARTICLE VI

CONDUCT OF BUSINESS PENDING THE MERGER

        6.1    Conduct of Business Pending the Merger.    After the date hereof and prior to the Closing Date or earlier termination of this Agreement, except (i) as set forth in Section 6.1 of the Company Disclosure Schedule or the Acquiror Disclosure Schedule, as applicable, (ii) in connection with specific actions that a party is explicitly required or permitted to take pursuant to this Agreement or (iii) to the extent that the other party hereto shall otherwise consent in writing (which consent shall not be unreasonably withheld or delayed), each of the Company and Acquiror shall, and shall cause each of its subsidiaries to:

          (a)   conduct its business in all material respects in the ordinary course and consistent with past practice;

          (b)   not (i) amend or propose to amend its certificate of incorporation or bylaws, except for the Company Amended Certificate (ii) split, combine or reclassify its outstanding capital stock or (iii) declare, set aside or pay any dividend or distribution payable in cash, stock, property or otherwise, except for (x) dividends or distributions paid by a subsidiary of the Company to the

  Company or another subsidiary of the Company or by a subsidiary of Acquiror to Acquiror or another subsidiary of Acquiror, as the case may be, and (y) any declaration, set-aside, or payment pursuant to the terms of any Employee Benefit Plan of the Company or its subsidiaries or the Acquiror or its subsidiaries, as the case may be;

          (c)   not issue or sell or agree to issue or sell any additional shares of, or any options, warrants or rights to acquire any shares of, capital stock thereof, except that the Company may issue shares upon exercise of outstanding stock options or warrants referred to in Section 5.2 hereof and Company Options under the Company Employee Plans or upon the conversion of any Company Preferred Stock and (ii) Acquiror may issue shares upon exercise of outstanding stock options or warrants referred to in Section 4.2 hereof and options issuable under any stock option plan of Acquiror, in each case in accordance with the terms thereof;

          (d)   not (i) incur any indebtedness for borrowed money, other than borrowings in the ordinary course of business (including any borrowings under existing credit facilities), (ii) redeem, purchase, acquire or offer to purchase or acquire any shares of its capital stock or any options, warrants or rights to acquire any of the capital stock thereof or any security convertible into or exchangeable for such capital stock, (iii) knowingly take or fail to take any action which action or failure to take action would cause the Merger not to qualify as a reorganization under Section 368(a) of the Code, (iv) make any acquisition of any assets or businesses, other than acquisitions of assets in the ordinary course of business or other than acquisitions involving aggregate consideration of no more than $250,000, (v) sell, dispose of or encumber any material assets or businesses, other than sales of businesses or assets in the ordinary course of business or (vi) enter into any binding contract, agreement, commitment or arrangement with respect to any of the foregoing; and

          (e)   use all reasonable efforts to preserve intact its business organization and goodwill and preserve the business relationships with material customers and others having material business relationships with them.

        6.2    Control of Acquiror's Operations.    Nothing contained in this Agreement shall give to the Company, directly or indirectly, rights to control or direct Acquiror's operations prior to the Effective Time.

        6.3    Control of Company's Operations.    Nothing contained in this Agreement shall give to Acquiror, directly or indirectly, rights to control or direct the Company's operations prior to the Effective Time.

ARTICLE VII

ADDITIONAL AGREEMENTS

        7.1    Access to Information.

          (a)   Subject to applicable law, the Company shall afford, and cause its subsidiaries to afford, to Acquiror and its accountants, counsel, financial advisors and other representatives (the "Acquiror Representatives") and Acquiror and its subsidiaries shall afford to the Company and its accountants, counsel, financial advisors and other representatives (the "Company Representatives") full access during normal business hours with reasonable notice throughout the period prior to the Effective Time to all of their respective properties, books, contracts, commitments and records (including, but not limited to, Tax Returns) and, during such period, shall furnish promptly to one another such information concerning their respective businesses, properties and personnel as Acquiror or the Company, as the case may be, shall reasonably request. Any investigation pursuant to this Section 7.1 shall be conducted in a manner which will not interfere unreasonably with the conduct of the business of the other party. Acquiror and its subsidiaries (including Merger Sub) shall hold and cause Acquiror Representatives to hold, and the Company shall hold and cause the

  Company Representatives to hold, in strict confidence all nonpublic documents and information furnished to Acquiror or to the Company, as the case may be, in connection with the transactions contemplated by this Agreement, except that (i) Acquiror and the Company may disclose such information as may be necessary in connection with seeking Acquiror Required Statutory Approvals and the Company Required Statutory Approvals, (ii) each of Acquiror and the Company may disclose any information that it is required by law or judicial or administrative order to disclose and (iii) Acquiror may disclose any such information that it is required by any stock exchange rule to disclose.

          (b)   In the event that this Agreement is terminated in accordance with its terms, each party shall promptly redeliver to the other all nonpublic written material provided pursuant to this Section 7.1 and shall not retain any copies, extracts or other reproductions in whole or in part of such written material. In such event, all documents, memoranda, notes and other writings prepared by Acquiror or the Company based on the information in such material shall be destroyed (and Acquiror and the Company shall use their respective reasonable efforts to cause their advisors and representatives to similarly destroy their documents, memoranda and notes), and such destruction (and reasonable efforts) shall be certified in writing by an authorized officer supervising such destruction.

          (c)   The parties hereto acknowledge that Acquiror and the Company have previously executed a Confidentiality Agreement, dated as of June 6, 2003 (the "Confidentiality Agreement"), which shall continue in full force and effect in accordance with its terms, except as expressly modified by this Agreement.

        7.2    Affiliate Letter.    The Company shall use its commercially reasonable efforts to cause each officer, each director and each other person who is an "affiliate" (as that term is used in Rule 145 promulgated under the Securities Act) thereof to deliver to Acquiror, on or prior to the Effective Time, a written agreement (an "Affiliate Letter") in substantially the form of Exhibit 7.2 attached hereto. At least 30 days prior to the Closing Date, the Company shall deliver to Acquiror a list of names and addresses of those persons who were, in the reasonable judgment of the Company, at the record date for such party's stockholders' meeting to approve the Merger, "affiliates" (as so defined).

        7.3    No Solicitation.

          (a)   From and after the date hereof until the Effective Time or the termination of this Agreement pursuant to Article IX hereof, except as set forth in this Section 7.3, neither Company nor Acquiror shall authorize or permit any of their respective directors, officers, employees, investment bankers, attorneys, accountants or other advisors or representatives (such directors, officers, employees, investment bankers, attorneys, accountants, other advisors and representatives being referred to herein, collectively, as "Representatives"), to directly or indirectly:

              (i)  solicit, initiate, induce, encourage or take any other action to facilitate any inquiries or the making of any proposal or offer that constitutes, or could reasonably be expected to lead to, any Acquisition Proposal (as defined in Section 7.3(d) hereof), including (without limitation) amending or granting any waiver or release under any standstill or similar agreement with respect to any Company Common Stock or Acquiror Common Stock, respectively; or

             (ii)  enter into, continue or otherwise participate in any discussions or negotiations regarding, furnish to any person any information with respect to, assist or participate in any effort or attempt by any person with respect to, or otherwise cooperate in any way with, any Acquisition Proposal.

          Notwithstanding the foregoing, prior to the approval of the Company Voting Proposal at the Company Stockholder Meeting (the "Specified Time"), the Company may, to the extent required by the fiduciary obligations of the Company Board, as determined in good faith by the Company Board, after consultation with outside counsel, in response to an unsolicited Acquisition Proposal that did not result from a breach or a deemed breach of this Section 7.3 and that is, or that is reasonably likely to result in, a Superior Proposal that did not result from a breach by the Company of this Section 7.3, and subject to compliance with Section 7.3(c), (x) furnish information with respect to the Company to the person making such Acquisition Proposal and its representatives pursuant to a customary confidentiality agreement not less restrictive of the other party than the Confidentiality Agreement and (y) participate in discussions or negotiations with such person and its representative regarding such Acquisition Proposal. Without limiting the foregoing, the Company and Acquiror agree that any violation of the restrictions set forth in this Section 7.3 by any Representative of the Company or Acquiror, as the case may be, or their respective Affiliates, whether or not such Person is purporting to act on behalf of the Company or Acquiror, as the case may be, or their respective Affiliates, shall constitute a breach by the Company or Acquiror, as the case may be, of this Section 7.3. The Company and Acquiror shall enforce, to the fullest extent permitted under applicable law, the provisions of any standstill, confidentiality or similar agreement entered into by the Company or Acquiror, as the case may be, or any of their subsidiaries or their respective Affiliates or Representatives, including (without limitation) where necessary, obtaining injunctions to prevent any breaches of such agreements and to enforce specifically the terms and provisions thereof in any court having jurisdiction.

          (b)   No Change in Recommendation or Alternative Acquisition.    Beginning immediately upon the release of the press release announcing the execution of this Agreement, neither the Company Board nor the Acquiror Board nor any committee thereof shall:

              (i)  withdraw or modify, or publicly propose to withdraw or modify, in a manner adverse to the other party, its approval or recommendation with respect to the Company Voting Proposal or the Acquiror Voting Proposal, as the case may be;

             (ii)  cause or permit the Company or Acquiror to enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement or similar agreement constituting or relating to any Acquisition Proposal; or

            (iii)  adopt, approve or recommend, or propose to adopt, approve or recommend any Acquisition Proposal.

          Notwithstanding the foregoing, the Company Board may, in response to a Superior Proposal that did not result from a breach by the Company of this Section 7.3, withdraw or modify its recommendation with respect to the Company Voting Proposal if the Company Board determines in good faith (after consultation with outside counsel) that its fiduciary obligations require it to do so, but only at a time that is prior to the Specified Time and is after the fifth business day following receipt by Acquiror (if the Company has received a Superior Proposal) of written notice advising it that the Company Board desires to withdraw or modify the recommendation due to the existence of a Superior Proposal, specifying the material terms and conditions of such Superior Proposal and identifying the person making such Superior Proposal. Nothing in this Section 7.3 shall be deemed to (A) permit the Company to take any action described in clauses (ii) or (iii) of the first sentence of this Section 7.3(b), (B) affect any obligation of the Company under this Agreement or (C) limit the Company's obligation to call, give notice of, convene and hold the Company's shareholder meeting, regardless of whether the Company Board has withdrawn or modified its recommendation.

          (c)   Notices; Additional Negotiations.    The Company and Acquiror shall immediately advise the other orally, with written confirmation to follow promptly (and in any event within two business days), of any Acquisition Proposal or any request for nonpublic information in connection with any Acquisition Proposal, or of any inquiry with respect to, or that could reasonably be expected to lead to, any Acquisition Proposal, the material terms and conditions of any such Acquisition Proposal or inquiry and the identity of the person making any such Acquisition Proposal or inquiry. The party receiving an Acquisition Proposal shall (i) keep the other party fully informed, on a current basis, of the status and details (including any change to the terms) of any such Acquisition Proposal or inquiry and (ii) provide to the other party as soon as practicable after receipt or delivery thereof copies of all correspondence and other written material sent or provided to the party receiving such Acquisition Proposal from any third party in connection with such Acquisition Proposal. Notwithstanding the foregoing, in the event that the Company receives an Acquisition Proposal that is, or is reasonably likely to result in, a Superior Proposal, contemporaneously with providing any information to a third party in connection with any such Superior Proposal or inquiry, the Company shall furnish a copy of such information to the Acquiror to the extent that such copy has not previously been provided to Acquiror. In addition to the foregoing, the Company shall (i) provide Acquiror with at least 24 hours prior notice (or such lesser prior notice as provided to the members of the Company's Board of Directors but in no event less than eight hours) of any meeting of the Company's Board of Directors at which the Company's Board of Directors is reasonably expected to consider a Superior Proposal and (ii) provide Acquiror with at least two business days prior written notice of a meeting of the Company's Board of Directors at which the Company's Board of Directors is reasonably expected to recommend a Superior Proposal to its stockholders and together with such notice a copy of the definitive documentation relating to such Superior Proposal to the extent that such copy has not previously been provided to Acquiror.

          (d)   Definition.    For purposes of this Agreement,

              (i)  "Acquisition Proposal" means, with respect to any party, any offer or proposal (other than an offer or proposal by Acquiror) relating to any transaction or series of related transactions other than the transactions contemplated by this Agreement involving (i) any acquisition or purchase by any Person of more than a 15 percent interest in the total outstanding voting securities of the Company, Acquiror or any of their subsidiaries or any tender offer or exchange offer that if consummated would result in any Person beneficially owning 15 percent or more of the total outstanding voting securities of the Company, Acquiror or any of their subsidiaries or any merger, consolidation, business combination or similar transaction involving the Company or Acquiror pursuant to which the securityholders of the such party immediately preceding such transaction hold less than 85 percent of the equity interests in the surviving or resulting entity of such transaction, (ii) any sale, lease (other than in the ordinary course of business), exchange, transfer, license (other than in the ordinary course of business), acquisition or disposition of more than 15 percent of the assets of the Company or Acquiror representing more than 15 percent of the value of all the assets of the Company or Acquiror or (iii) any liquidation, dissolution, recapitalization or other significant corporate reorganization of the Company or Acquiror.

             (ii)  "Superior Proposal" means any unsolicited, bona fide written Acquisition Proposal (i) on terms which the Company Board determines in its good faith judgment to be more favorable from a financial point of view to the stockholders of the Company than the transactions contemplated by this Agreement (after consultation with an internationally recognized independent financial advisor), taking into account all the terms and conditions of such proposal and this Agreement (including any proposal by Acquiror to amend the terms of this Agreement) and (ii) that is reasonably capable of being completed on the terms proposed, taking into account all financial, regulatory, legal and other aspects of such proposal.

        7.4    Joint Proxy Statement/Prospectus; Registration Statement.

          (a)   As promptly as practical after the execution of this Agreement, Acquiror and the Company shall jointly prepare the Registration Statement, which shall include the Joint Proxy Statement/Prospectus, and Acquiror shall file the Registration Statement with the SEC. Acquiror shall respond to any comments of the SEC and shall use its commercially reasonable efforts to have the Registration Statement declared effective under the Securities Act as promptly as practicable after such filing and Acquiror and the Company shall cause the Joint Proxy Statement/Prospectus to be mailed to their respective securityholders at the earliest practicable time after the Registration Statement is declared effective under the Securities Act. The Company shall cooperate with, and use all reasonable efforts to assist, Acquiror in its efforts to have the Registration Statement declared effective under the Securities Act as promptly as practical after the filing therewith with the SEC. Whenever any event occurs with respect to Acquiror or the Company that is required to be set forth in an amendment or supplement to the Joint Proxy Statement/Prospectus, the Registration Statement or any filing pursuant to Section 7.4(b), Acquiror or the Company, as the case may be, shall promptly inform the other such party of such occurrence and cooperate in filing or assisting in filing with the SEC or its staff or any other Governmental Authority or government officials, or mailing or assisting in preparing and mailing to securityholders of Acquiror and the Company, such amendment or supplement.

          (b)   In addition to the filing described in subsection (a) above, each of the Company and Acquiror shall promptly make any filings with respect to the Merger required under applicable state securities or "Blue Sky" laws and other applicable laws of any other jurisdiction and the rules and regulations promulgated thereunder.

        7.5    All Reasonable Efforts; Agreement to Cooperate.

          (a)   Subject to the terms and conditions herein provided each of the parties hereto shall use all reasonable efforts to take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by this Agreement, including using its reasonable efforts to obtain all necessary or appropriate waivers, consents or approvals of third parties required in order to preserve material contractual relationships of Acquiror and the Company and their respective subsidiaries, all necessary or appropriate waivers, consents and approvals and SEC "no-action" letters to effect all necessary registrations, filings and submissions and to lift any injunction or other legal bar to the Merger (and, in such case, to proceed with the Merger as expeditiously as possible) and to amend the Acquiror's stock option plans as necessary or advisable in connection with the transactions contemplated hereby in order to issue the Replacement Options as contemplated by Section 3.2(e) hereto. Acquiror shall reasonably consult with the Company and, subject to being permitted by the applicable Governmental Authority to do so, the Company shall have the right to attend and participate in any telephone calls or meetings that Acquiror or Merger Sub have with any person with regard to this Agreement.

          (b)   Subject to the terms hereof, the Company and Acquiror agree, and shall cause each of their respective subsidiaries, to cooperate and to use their respective commercially reasonable efforts to obtain any government clearances or approvals required for Closing under the HSR Act and any other federal, state or foreign law or, regulation or decree designed to prohibit, restrict or regulate actions for the purpose or effect of monopolization or restraint of trade reasonably determined by the parties to apply (collectively "Antitrust Laws"), to respond to any government requests for information under any Antitrust Law, and to contest and resist any action, including any legislative, administrative or judicial action, and to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order (whether temporary, preliminary or permanent) (an "Antitrust Order") that restricts, prevents or prohibits the consummation of the Merger or any other transactions contemplated by this Agreement under any Antitrust Law. The parties hereto will consult and cooperate with one another, and consider in good faith the views of one another, in connection with any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of any party hereto in connection with proceedings under or relating to any Antitrust Law. Notwithstanding anything in this Agreement to the contrary in this Section 7.5, neither the Company nor Acquiror shall be under any obligation to (i) make proposals, execute or carry out agreements or submit to orders providing for the sale or other disposition or holding separate (through the establishment of a trust or otherwise) of any material assets or categories of assets of the Company or Acquiror or the holding separate of the shares of Company Common Stock (or shares of stock of the Surviving Corporation) or imposing or seeking to impose any material limitation on the ability of the Company or Acquiror to conduct its business or own such assets or to acquire, hold or exercise full rights of ownership of the shares of Company Common Stock (or shares of stock of the Surviving Corporation) or (ii) take any action under this Section 7.5 if the United States Department of Justice or the United States Federal Trade Commission or any applicable foreign regulatory agency authorizes its staff to seek a preliminary injunction or restraining order to enjoin consummation of the Merger.

        7.6    Public Statements.    Except as may be required by applicable law or any listing agreement with a national securities exchange, the parties shall consult with each other prior to issuing any press release or any written public statement with respect to this Agreement or the transactions contemplated hereby and shall not issue any such press release or written public statement prior to such consultation.

        7.7    Notification of Certain Matters.    Each of the Company and Acquiror agrees to give prompt notice to the other such party of, and to use commercially reasonable efforts to remedy (a) the occurrence or failure to occur of any event which occurrence or failure to occur would reasonably be expected to cause any of the representations or warranties of the Company or Acquiror, as the case may be, in this Agreement to be untrue or inaccurate in any material respect at the Effective Time and (b) any material failure on the part of the Company or Acquiror, as the case may be, to comply with or satisfy any covenant, agreement or condition to be complied with or satisfied thereby hereunder; provided, however, that the delivery of any notice pursuant to this Section 7.7 shall not limit or otherwise affect the remedies available hereunder to the party receiving such notice.

        7.8    Approval of Stockholders.

          (a)   Acquiror, acting through the Acquiror Board, shall take all actions in accordance with applicable law, its Certificate of Incorporation and Bylaws and the rules of The Nasdaq Stock Market, Inc. to promptly and duly call, give notice of, convene and hold as promptly as practicable after the declaration of effectiveness of the Registration Statement the Acquiror Meeting for the purpose of considering and voting upon the proposed issuance of Acquiror Common Stock in the Merger and related matters. The Acquiror Board shall recommend approval of the proposed issuance of Acquiror Common Stock in the Merger and related matters by the stockholders of Acquiror and include such recommendation in the Joint Proxy Statement/Prospectus and neither the Acquiror Board nor any committee thereof shall withdraw or modify, or propose or resolve to withdraw or modify in a manner adverse to the Company, the recommendation of the Acquiror Board that Acquiror's stockholders vote in favor of the proposed issuance of Acquiror Common Stock in the Merger and related matters. Acquiror shall take all action that is both reasonable and lawful to solicit from its stockholders proxies in favor of the proposed issuance of Acquiror Common Stock in the Merger and related matters and shall take all other action necessary or advisable to secure the vote or consent of the Acquiror stockholders required by the rules of The Nasdaq Stock Market, Inc. Notwithstanding anything to the contrary contained in this Agreement, after consultation with the Company, Acquiror may adjourn or postpone the Acquiror Meeting to the extent necessary (i) to ensure that any required supplement or amendment to the Joint Proxy Statement/Prospectus is provided to Acquiror's stockholders, (ii) to enable Acquiror to solicit additional votes in favor of the proposed issuance of Acquiror Common Stock in the Merger and related matters such that the required vote of the Acquiror stockholders is more likely to be received or (iii) if, as of the time for which the Acquiror Meeting is originally scheduled (as set forth in the Joint Proxy Statement/Prospectus), there are insufficient shares of Acquiror Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the Acquiror Meeting.

          (b)   The Company, acting through the Company Board, shall take all actions in accordance with applicable law and its Certificate of Incorporation and Bylaws to promptly and duly call, give notice of, convene and hold as promptly as practicable after the declaration of effectiveness of the Registration Statement, the Company Meeting for the purpose of considering and voting upon the Merger. Subject to Section 7.3, to the fullest extent permitted by applicable law, the Company Board shall recommend approval of the Merger by the stockholders of the Company and include such recommendation in the Joint Proxy Statement/Prospectus and neither the Company Board nor any committee thereof shall withdraw or modify, or propose or resolve to withdraw or modify in a manner adverse to Acquiror, the recommendation of the Company Board that the Company's stockholders vote in favor of the Merger. The Company shall take all action that is both reasonable and lawful to solicit from its stockholders proxies in favor of the Merger and shall take all other action necessary or advisable to secure the vote or consent of the stockholders of the Company to approve the Merger. Notwithstanding anything to the contrary contained in this Agreement, after consultation with Acquiror, the Company may adjourn or postpone the Company Meeting to the extent necessary (i) to ensure that any required supplement or amendment to the Joint Proxy Statement/Prospectus is provided to the Company's stockholders, (ii) to enable the Company to solicit additional votes in favor of the Merger such that the required vote of the Company stockholders is likely to be received or (iii) if, as of the time for which the Company Meeting is originally scheduled (as set forth in the Joint Proxy Statement/Prospectus), there are insufficient shares of Company Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the Company Meeting.

          (c)   Acquiror and the Company shall call, give notice of, convene and hold the Acquiror Meeting and the Company Meeting, respectively, and shall take action to secure the vote or consent of the stockholders thereof in accordance with this Section 7.8 whether or not any actual, potential or purported Acquisition Proposal has been commenced, disclosed, announced or submitted to Acquiror or the Company, as the case may be.

        7.9    Section 16 Matters.    Acquiror and Company shall take all steps reasonably necessary to cause the acquisitions of shares of Acquiror Common Stock or other equity securities (including stock options and other derivative securities) of Acquiror in connection with the Merger, and subsequent dispositions of such equity securities of Acquiror (including stock options and other derivative securities), by each individual who is a director or officer of the Company to be exempt pursuant to Rule 16b-3 under the Exchange Act. Without limiting the foregoing, the Acquiror Board, or a committee thereof consisting of two or more non-employee directors (as such term is defined for purposes of Rule 16b-3(d) under the Exchange Act), shall adopt a resolution in advance of the Effective Time providing that the acquisition of Acquiror Common Stock and Replacement Options by those officers and directors of the Company who will become subject to the reporting requirements of Section 16 of the Exchange Act pursuant to the transactions contemplated hereby and as required by applicable law, is intended to be exempt pursuant to Rule 16b-3 under the Exchange Act.

        7.10    368(a) Reorganization.    The Company and Acquiror shall each use commercially reasonable efforts to cause the Merger to be treated as a reorganization within the meaning of Section 368 of the Code. The parties hereto hereby adopt this Agreement as a plan of reorganization.

        7.11    Nasdaq National Market Listing.    Acquiror shall, if required by the rules of The Nasdaq Stock Market, Inc., file with The Nasdaq Stock Market, Inc. a Notification Form: Listing of Additional Shares with respect to the Acquiror Common Stock issuable pursuant to the transactions contemplated by this Agreement.

        7.12    Stockholder Litigation.    Until the earlier of the termination of this Agreement in accordance with its terms or the Effective Time, each party shall give the other party the opportunity to participate in the defense or settlement of any stockholder litigation relating to this Agreement or any of the transactions contemplated by this Agreement, and shall not settle any such litigation without the other party's prior written consent, which will not be unreasonably withheld or delayed.

        7.13    Indemnification.

          (a)   From and after the Effective Time, Acquiror shall, to the fullest extent permitted by law, cause the Surviving Corporation, for a period of six years from the Effective Time, to indemnify and hold harmless each present and former director and officer of the Company (the "Board Indemnified Parties"), against any costs or expenses (including reasonable attorneys' fees), judgments, fines, losses, claims, damages, liabilities or amounts paid in settlement incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to matters existing or occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent that the Company would have been permitted under Delaware law and its Certificate of Incorporation or By-laws in effect on the date hereof to indemnify a Board Indemnified Party (and Acquiror and the Surviving Corporation shall also advance expenses as incurred to the fullest extent permitted under applicable law, provided the Board Indemnified Party to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined that such Board Indemnified Party is not entitled to indemnification).

          (b)   For a period of six years after the Effective Time, Acquiror shall cause the Surviving Corporation to maintain (to the extent available in the market) in effect a directors' and officers' liability insurance policy covering those persons who are currently covered by the Company's directors' and officers' liability insurance policy (a copy of which has been heretofore delivered or made available to Acquiror) with coverage in amount and scope at least as favorable to such persons as the Company's existing coverage; provided, however, that in no event shall Acquiror or the Surviving Corporation be required to expend in excess of 150% of the annual premium currently paid by the Company for such coverage; provided, further, that if the annual premium exceeds such amount, Acquiror will cause the Surviving Corporation to obtain as much coverage as possible for such amount.

          (c)   The provisions of this Section 7.13 are intended to be in addition to the rights otherwise available to the current officers and directors of the Company by law, charter, statute, bylaw or agreement, and shall operate for the benefit of, and shall be enforceable by, each of the Board Indemnified Parties, their heirs and their representatives.

        7.14    Acquiror Board.    The Acquiror Board will take all actions necessary to cause its membership, immediately after the Effective Time, to consist of nine persons, seven of whom shall have served on the Acquiror Board immediately prior to the Effective Time (collectively, "Acquiror Board Designees"), and two of whom shall have served on the Company Board immediately prior to the Effective Time and shall be John A. Friede and John Manzetti (collectively "Company Board Designees").

        7.15    Employee Benefits; Termination of Pension Plan.

          (a)   Following the Effective Time, Acquiror will give each employee of the Company who continues as an employee of the Surviving Corporation immediately following the effectiveness of the Merger (a "Continuing Employee") full credit for prior service with the Company or its subsidiaries for purposes of (i) eligibility and vesting under any Acquiror Employee Plans, (ii) determination of benefits levels under any Acquiror Employee Plan or policy relating to vacation or severance and (iii) determination of "retiree" status under any Acquiror Employee Plan, in each case for which the Continuing Employee is otherwise eligible and in which the Continuing Employee is offered participation, but except where such crediting would (A) result in a duplication of benefits or (B) otherwise cause Acquiror or its subsidiaries or any Acquiror Employee Plan or trust relating thereto to accrue or pay for benefits that relate to any time period prior to the Continuing Employee's participation in the Acquiror Employee Plan. Acquiror agrees that each Continuing Employee shall be eligible to either: (i) participate in Acquiror Employee Plans as permitted by the terms of such Acquiror Employee Plans, (ii) participate in Company Employee Plans that are continued by Acquiror, or (iii) a combination of clauses (i) and (ii) so that each Continuing Employee is eligible for benefits that are substantially similar in the aggregate to those of similarly situated employees of Acquiror.

          (b)   Effective as of the day immediately preceding the Effective Time, the Company shall terminate any and all group severance, separation or salary continuation plans, programs or arrangements and any and all plans intended to include a Code Section 401(k) arrangement (unless Acquiror elects, as evidenced by written notice to the Company, to the continuation of any such plan, program or arrangement) (collectively, "Company Terminating Plan(s)"). Acquiror agrees that the Continuing Employees shall be eligible to participate, to the extent they were eligible to participate in the Company Terminating Plan, in a comparable Acquiror plan, program or arrangement, as promptly following the Effective Time as is permitted by the terms of such Acquiror plan, program or arrangement. Unless Acquiror provides such written consent to the Company, no later than three business days prior to the Effective Time, the Company shall provide Acquiror with evidence that such Company Terminating Plan(s) have been terminated (effective as of the day immediately preceding the Effective Time) pursuant to resolutions of the Company's Board of Directors.

        7.16    Rights Agreement Amendment.    The Acquiror shall take all action necessary so that John A. Freide shall not be an "Acquiring Person" under the Rights Agreement due solely to (a) the consummation of the transactions contemplated hereby, (b) the exercise of stock options currently held by the John A. Freide and any additional stock options granted to John A. Freide by Acquiror in connection with the services provided by John A. Freide as a member of the Acquiror Board or (c) the acquisition of beneficial ownership of any other equity securities of Acquiror representing up to 5% of Acquior Common Stock and which are deposited in, and subject to, the Voting Trust Agreement in substantially the form of Exhibit 7.16 attached hereto (the "Voting Trust").

        7.17    Voting Agreement.    Concurrently with the execution and delivery of this Agreement, John A. Freide shall execute and deliver to Acquiror a Voting Agreement, in substantially the form of Exhibit 7.17(a) attached hereto (the "Voting Agreement").

        7.18    Lock-up Agreements.    The Company shall use its commercially reasonable efforts to cause each person who is required to sign an Affiliate Letter and each employee of the Company (the "Employee Lock-up Signatories") who is a holder of outstanding equity securities of the Company (including, without limitation, stock options and other derivative securities) (collectively, the "Lock-up Signatories") to deliver to Acquiror, on or prior to the Effective Time, a written agreement (the "Lock-Up Agreement") in substantially the form of Exhibit 8.3(f) attached hereto.

        7.19    Addresses for Option Holders.    Within 30 days after the date hereof, the Company shall deliver to Acquiror a schedule setting forth the domicile address for each holder of Company Options or Off Plan Options.

ARTICLE VIII

CONDITIONS

        8.1    Conditions to Each Party's Obligation to Effect the Merger.    The obligation of each party hereto to effect the Merger shall be subject to the fulfillment at or prior to the Closing Date of the following conditions:

          (a)   The Acquiror Voting Proposal shall have been approved in the manner required by applicable law, by the applicable regulations of The Nasdaq Stock Market, Inc. and by the vote of the requisite holders of the issued and outstanding shares of capital stock of the Acquiror under applicable law and the certificate of incorporation of the Acquiror. The Company Voting Proposal shall have been approved in the manner required by applicable law and by the vote of the requisite holders of the issued and outstanding shares of capital stock of the Company under applicable law and the certificate of incorporation of the Company.

          (b)   The waiting period applicable to the consummation of the Merger under the HSR Act shall have expired or been terminated.

          (c)   None of the parties hereto shall be subject to any order or injunction of a court of competent jurisdiction which prohibits the consummation of the transactions contemplated by this Agreement. In the event any such order or injunction shall have been issued, each party agrees to use its reasonable efforts to have any such injunction lifted.

          (d)   All consents, authorizations, orders and approvals of (or filings or registrations with) any Governmental Authority or other regulatory body required in connection with the execution, delivery and performance of this Agreement shall have been given or made, except for (i) the filing of the Certificate of Merger and (ii) any documents required to be filed after the Effective Time.

          (e)   The Registration Statement shall have become effective under the Securities Act and no stop order suspending the effectiveness of the Registration Statement shall have been issued and no proceeding for such purpose shall have been initiated or threatened in writing (and not abandoned or withdrawn) by the SEC or its staff.

          (f)    Acquiror shall, if required by the Rules of The Nasdaq Stock Market, Inc., have submitted to The Nasdaq Stock Market, Inc. a Notification Form: Listing of Additional Shares with respect to the Acquiror Common Stock to be issued pursuant to the transactions contemplated by this Agreement.

        8.2    Conditions to Obligation of the Company to Effect the Merger.    The obligation of the Company to effect the Merger shall be subject to the fulfillment at or prior to the Closing Date of the following conditions:

          (a)   (i) Acquiror shall have performed in all material respects its agreements contained in this Agreement required to be performed on or prior to the Closing Date, and (ii) the representations and warranties of Acquiror and Merger Sub set forth in this Agreement shall be true and correct in all respects, in each case, on and as of the date made and on and as of the Closing Date as if made on of such date except (x) to the extent that such representations and warranties speak as of an earlier date, in which case such representations and warranties shall be true and correct as of such date, (y) for changes required by this Agreement, and (z) where the failure to be true and correct (without regard to any materially, Acquiror Material Adverse Effect or knowledge qualifications contained therein), individually or in the aggregate, have not had, and are not reasonably likely to have, an Acquiror Material Adverse Effect). The Company shall have received a certificate of the President or a Vice President of Acquiror, dated the Closing Date, certifying to the foregoing.

          (b)   The Company shall have been furnished with an opinion of McDermott, Will & Emery, counsel to Acquiror, in substantially the form of Exhibit 8.2(b) attached hereto.

          (c)   The Company shall have received a written opinion from Cohen & Grigsby, PC, counsel to the Company, to the effect that the Merger will qualify for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code; provided, however, that if Cohen & Grigsby, PC does not render such opinion, this condition shall nonetheless be deemed satisfied if McDermott, Will & Emery renders such opinion to the Company (it being agreed that the Company and Acquiror shall each provide reasonable cooperation to McDermott, Will & Emery and Cohen & Grigsby, PC, including making reasonable and customary representations to McDermott, Will & Emery and Cohen & Grigsby, PC (and not to any other person, whether or not a party to this Agreement) substantially in the form attached as Exhibit 8.2(c) attached hereto, to enable them to render such opinion and that counsel shall be entitled to rely on such representations and assumptions as they may deem appropriate in rendering such opinion).

          (d)   Acquiror shall have executed a Registration Rights Agreement with John Friede and the other signatories thereto in the form attached hereto as Exhibit 8.2(d).

        8.3    Conditions to Obligation of Acquiror and Merger Sub to Effect the Merger.    The obligations of Acquiror and Merger Sub to effect the Merger shall be subject to the fulfillment at or prior to the Closing Date of the following conditions:

          (a)   (i) the Company shall have performed in all material respects its agreements contained in this Agreement required to be performed on or prior to the Closing Date, and (ii) the representations and warranties of Company set forth in this Agreement shall be true and correct in all respects, in each case, on and as of the date made and on and as of the Closing Date as if made on and as of such date except (x) to the extent that such representations and warranties speak as of an earlier date, in which case such representations and warranties shall be true and correct as of such date, (y) for changes required by this Agreement, and (z) where the failure to be true and correct (without regard to any materiality, Company Material Adverse Effect or knowledge qualifications contained therein), individually or in the aggregate, have not had, and are not reasonably likely to have, a Company Material Adverse Effect). The Acquiror shall have received a certificate of the President or a Vice President of Company, dated the Closing Date, certifying to the foregoing.

          (b)   Acquiror shall have been furnished with an opinion of Cohen & Grigsby, PC, counsel to the Company, in substantially the form of Exhibit 8.3(b) attached hereto.

          (c)   Acquiror shall have received a written opinion from McDermott, Will & Emery, counsel to Acquiror, to the effect that the Merger will qualify for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code; provided, however, that if McDermott, Will & Emery does not render such opinion, this condition shall nonetheless be deemed satisfied if Cohen & Grigsby, PC renders such opinion to Acquiror (it being agreed that Acquiror and the Company shall each provide reasonable cooperation to Cohen & Grigsby, PC and McDermott, Will & Emery, including making reasonable and customary representations to Cohen & Grigsby, PC and McDermott, Will & Emery (and not to any other person, whether or not a party to this Agreement) substantially in the form attached as Exhibit 8.3(c) attached hereto, to enable them to render such opinion and that counsel shall be entitled to rely on such representations and assumptions as they may deem appropriate in rendering such opinion).

          (d)   All consents, waivers or assignments set forth on Exhibit 8.3(d) attached hereto shall have been obtained by the Company.

          (e)   All of the Persons listed on Exhibit 8.3(e) attached hereto and any other such Persons referenced in Section 7.2, shall have duly executed and delivered an Affiliate Letter to Acquiror.

          (f)    Lock-up Agreements substantially in the form of Exhibit 8.3(f) attached hereto shall have been duly executed and delivered by each of the Persons listed on Exhibit 8.3(e) and Exhibit 8.3(f)(1) and a sufficient number of Employee Lock-up Signatories such that at least 95% of the Employee Lock-Up Signatories is subject to a Lock-up Agreement, which Lock-up Agreements prohibit, among other things, disposition of any securities of Acquiror (i) in the case of the John A. Freide, for a period of 18 months after the Effective Time, (ii) in the case of the Persons listed on Exhibit 8.3(e) identified as members of management for a period of 12 months after the Effective Time (provided that such persons shall be entitled to sell up to 25% of the Acquiror Common Stock owned thereby commencing 180 days after the Effective Time) and (iii) in the case of all such other Persons for a period of 180 days after the Effective Time. The shares of Acquiror Common Stock held by such holders shall bear a legend reflecting such restrictions.

          (g)   Dissenters' rights, as contemplated by Section 3.4 hereof, shall not have been exercised with respect to more than five percent (5%) of the outstanding shares of Company Common Stock.

          (h)   The Company, on behalf of its stockholders, and the Escrow Agent shall have executed and delivered to Acquiror the Indemnification Escrow Agreement.

          (i)    The John A. Freide shall have executed and delivered to Acquiror the Voting Agreement and Voting Trust.

          (j)    The Company shall have delivered to Acquiror a copy of (i) the text of the resolutions adopted by the Company Board authorizing the execution, delivery and performance of this Agreement and the consummation of all of the transactions contemplated by this Agreement, (ii) the text of the resolutions adopted by the stockholders of the Company approving the principal terms of this Agreement, the Merger and the other transactions contemplated hereby, and terms of this Agreement, the Merger and other transactions contemplated hereby, and (iii) the Certificate of Incorporation and Bylaws of the Company, along with a certificate executed on behalf of the Company by its corporate secretary certifying to Acquiror that such copies of the Company by its corporate secretary certifying to Acquiror that such copies are true, correct and complete copies of such resolutions, Certificate of Incorporation and Bylaws, respectively, and the such resolutions were duly adopted and have not been amended or rescinded.

          (k)   The Company Amended Certificate shall have been accepted for filing with the Secretary of State of the State of Delaware.

          (l)    The Company and the applicable stockholders of the Company shall have executed and delivered to Acquiror the Shareholders' Voting Agreement in substantially the form of Exhibit 8.3(l) attached hereto.

ARTICLE IX

TERMINATION; FEES AND EXPENSES

        9.1    Termination by Mutual Consent.    This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time by the mutual written agreement of the parties hereto.

        9.2    Termination by Acquiror or the Company.    This Agreement may be terminated and the Merger may be abandoned by either Acquiror or the Company if (a) the Merger shall not have been consummated by April 16, 2004 (the "Termination Date"), provided that the terminating party shall not have breached in any material respect its obligations under this Agreement in any manner that shall have proximately contributed to the failure to consummate the Merger by the Termination Date; (b) at the Company Meeting (including any adjournment or postponement permitted by this Agreement), at which a vote on the Company Voting Proposal is taken, the requisite vote of the stockholders of the Company in favor of the Merger shall not have been obtained (provided, however, that the right to terminate this Agreement under this Section 9.2(b) shall not be available to any party whose failure to fulfill any obligation under this Agreement has been a principal cause of or resulted in the failure to obtain such requisite vote), (c) at the Acquiror Meeting (including any adjournment or postponement permitted by this Agreement), at which a vote on the issuance of Acquiror Common Stock in the Merger and related matters is taken, the requisite vote of the stockholders of Acquiror in favor of the issuance of Acquiror Common Stock in the Merger and related matters shall not have been obtained (provided, however, that the right to terminate this Agreement under this Section 9.2(c) shall not be available to any party whose failure to fulfill any obligation under this Agreement has been a principal cause of or resulted in the failure to obtain such requisite vote) or (d) a United States federal or state court of competent jurisdiction or United States federal or state governmental, regulatory or administrative agency or commission shall have issued an order, decree or ruling or taken any other action permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by this Agreement and such order, decree, ruling or other action shall have become final and non-appealable; provided that the party seeking to terminate this Agreement pursuant to clause (d) above shall have used all reasonable efforts to remove such order, decree or ruling.

        9.3    Termination by the Company.    This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time by action of the Company Board if (a) there has been a breach by Acquiror or Merger Sub of any representation or warranty contained in this Agreement which breach has not been cured in all material respects and which has caused any of the conditions set forth in Section 8.2(a) to be incapable of being satisfied by the Termination Date or (b) there has been a material breach of any of the covenants or agreements set forth in this Agreement on the part of Acquiror which has not been cured in all material respects and which has caused any of the conditions set forth in Section 8.2(a) to be incapable of being satisfied by the Termination Date.

        9.4    Termination by Acquiror.    This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time by action of the Acquiror Board if (a) there has been a breach by the Company of any representation or warranty contained in this Agreement which has not been cured in all material respects and which has caused any of the conditions set forth in Section 8.3(a) to be incapable of being satisfied by the Termination Date or (b) there has been a material breach of any of the covenants or agreements set forth in this Agreement on the part of the Company which has not been cured in all material respects and which has caused any of the conditions set forth in Section 8.3(a) to be incapable of being satisfied by the Termination Date.

        9.5    Effect of Termination and Abandonment.    In the event of termination of this Agreement and the abandonment of the Merger pursuant to this Article IX, all obligations of the parties hereto shall terminate, except the obligations of the parties pursuant to Section 9.6 hereof.

        9.6    Fees and Expenses.

          (a)   Except as set forth in this Section 9.6, all fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expenses, whether or not the Merger is consummated; provided, however, that Acquiror and the Company shall share equally (i) the aggregate filing fees of the parties' pre-merger notification report under the HSR Act, if any, and (ii) all fees and expenses, other than accountant's and attorneys' fees, incurred with respect to the printing and filing of the Joint Proxy Statement/Prospectus (including any related preliminary materials) and the Registration Statement and any amendments or supplements thereto.

          (b)   The Company shall pay to the Acquiror a termination fee of $3,000,000 (the "Company Termination Fee") in the event that (i) this Agreement is terminated (A) by Acquiror pursuant to Section 9.2(a), to the extent that the failure to consummate the Merger was proximately contributed to by a material breach of any obligation of the Company under this Agreement, (B) by the Acquiror or the Company pursuant to Section 9.2(b) or (C) by the Acquiror pursuant to Section 9.4, (ii) following the execution and delivery of this Agreement and prior to the termination of this Agreement, an Acquisition Proposal shall have been received by the Company and (iii) within 12 months following the termination of this Agreement, either a Third-Party Acquisition (as defined below) is consummated, or the Company enters into a definitive agreement providing for a Third-Party Acquisition and such Third-Party Acquisition is consummated within 12 months following execution of such definitive agreement.

          (c)   The Acquiror shall pay to the Company a termination fee of $1,500,000 (the "Acquiror Termination Fee") in the event that (i) this Agreement is terminated by Acquiror or the Company pursuant to Section 9.2(c), (ii) following the execution and delivery of this Agreement and prior to the termination of this Agreement, an Acquisition Proposal shall have been received by Acquiror and (iii) within 12 months following the termination of this Agreement, either a Third-Party Acquisition is consummated by the Acquiror, or Acquiror enters into a definitive agreement providing for a Third-Party Acquisition and such Third-Party Acquisition is consummated by the Acquiror within 12 months following execution of such definitive agreement.

          (d)   For the purposes hereof, the term "Third-Party Acquisition" means any of the following transactions, other than the transactions contemplated by this Agreement: (A) a merger, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction as a result of which the stockholders of the Company or Acquiror, as applicable, immediately preceding such transaction hold less than 50 percent of the aggregate equity interests in the surviving or resulting entity of such transaction, (B) a sale or other disposition of assets representing in excess of thirty 30 percent of the aggregate fair market value of the business of the Company or Acquiror, as applicable, immediately prior to such sale, or (C) the acquisition by any person or group (including by way of a tender offer or an exchange offer or issuance), directly or indirectly, of beneficial ownership or a right to acquire beneficial ownership of shares representing in excess of 30 percent of the voting power of the then outstanding shares of capital stock of the Company or the Acquiror, as applicable.

          (e)   The parties acknowledge that the agreements contained in this Section 9.6 are an integral part of the transactions contemplated by this Agreement and that, without such agreements, the parties would not enter into this Agreement. If either party fails to promptly pay to the other party the applicable termination fee if and when it becomes due hereunder, such breaching party shall pay the costs and expenses (including legal fees and expenses) in connection with any action, including the filing of any lawsuit or other legal action, taken to collect payment, together with interest on the amount of any unpaid fee at the publicly announced prime rate of Bank of America, N.A. plus five percent per annum, compounded quarterly, from the date such applicable termination fee was required to be paid.

ARTICLE X

AMENDMENT AND WAIVER

        10.1    Amendment.    This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto. Such amendment may take place at any time prior to the Closing Date, and, subject to applicable law, whether before or after approval by the stockholders of the Company or Acquiror (if required).

        10.2    Waiver.    At any time prior to the Effective Time, the parties hereto may (a) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (b) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant thereto and (c) waive compliance with any of the agreements or conditions contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.

ARTICLE XI

DEFINITIONS

        As used herein, the following terms shall have the following meanings:

        "Acquiror Material Adverse Effect" shall have the meaning provided in Section 4.1 hereof.

        "Acquiror SEC Reports" shall have the meaning provided in Section 4.5 hereof.

        "Affiliate" means, with respect to any Person, any other Person, directly or indirectly, controlling, controlled by, or under common control with, such Person. For purposes of this definition, the term "control" (including the correlative terms "controlling", "controlled by" and "under common control with") means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

        "Company Material Adverse Effect" shall have the meaning provided in Section 5.1 hereof.

        "Employee Benefit Plan" means any: (i) employee pension benefit plan as defined in Section 3(2) of ERISA; (ii) multiemployer plan as defined in Section 3(37) of ERISA; (iii) employee welfare benefit plan as defined in Section 3(1) of ERISA; and (iv) any stock option, bonus, stock purchase, or insurance plan and any severance or termination pay plan or policy in which employees, spouses or dependents participate.

        "ERISA" means the Employee Retirement Income Security Act of 1974, as amended, and the rules and regulations promulgated thereunder.

        "Exchange Act" means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

        "GAAP" means generally accepted accounting principles in effect in the United States of America from time to time.

        "Governmental Authority" means any nation or government, any state, regional, local or other political subdivision thereof, and any entity or official exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government.

        "HSR Act" means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

        "Intellectual Property" shall mean any or all of the following and all rights in, arising out of, or associated therewith: (i) all United States, international, regional and foreign patents and applications therefor and all reissues, divisions, renewals, extensions, provisionals, continuations and continuations-in-part thereof; (ii) all inventions (whether patentable or not), invention disclosures, improvements, drug candidates, trade secrets, proprietary information, know how, technology, technical data, non-technical data, formula, methods, techniques, financial data, and customer lists, and all documentation relating to any of the foregoing; (iii) all copyrights, copyright registrations and applications therefor, and all other rights corresponding thereto throughout the world; (iv) all industrial designs and any registrations and applications therefor throughout the world; (v) all trade names, logos, common law trademarks and service marks, trademark and service mark registrations and applications therefor throughout the world; (vi) all databases and data collections and all rights therein throughout the world; and (vii) any similar or equivalent rights to any of the foregoing anywhere in the world.

        "knowledge" means, (i) with respect to the Company, the actual knowledge, after reasonable inquiry, of John Manzetti, John A. Friede, David Haffner, William Wells, Fred Marroni, Joseph Argyros and Francis Dobscha (provided that such reasonable inquiry by Messrs. Wells, Marroni, Argyros and Dobscha shall only relate to the respective areas of supervision and responsibility within the Company thereof) and (ii) with respect to Acquiror, the actual knowledge, after reasonable inquiry, of L. Michael Cutrer, Alan Edrick, Allan Green and Elliot Lebowitz (provided that such reasonable inquiry by Messrs. Green and Lebowitz shall only relate to the respective areas of supervision and responsibility within the Acquiror thereof).

        "Lien" means any mortgage, pledge, security interest, encumbrance, lien or charge of any kind (including, but not limited to, any conditional sale or other title retention agreement, any lease in the nature thereof, and the filing of or agreement to give any financing statement under the Uniform Commercial Code or comparable law or any jurisdiction in connection with such mortgage, pledge, security interest, encumbrance, lien or charge).

        "Permitted Liens" means (i) Liens for taxes, assessments and other governmental charges that are not delinquent or that are being contested in good faith and in respect of which adequate reserves have been established, (ii) mechanics', materialmen's, carriers', workmen's, warehousemen's, repairmen's landlord's or other similar Liens securing obligations that are not due and payable or that are being contested in good faith and in respect of which adequate reserves have been established, (iii) Liens reflected in the Current Balance Sheet or created in the ordinary or usual course of business subsequent to date of the Current Balance Sheet, (iv) Liens set forth in Section 11.1 of the Company Disclosure Schedule and (v) imperfections of title and Liens that do not and would not reasonably be expected to detract materially from the value or materially interfere with the present use of the properties subject thereto or affected thereby.

        "Person" means an individual, corporation, limited liability company, partnership, association, trust or any other entity or organization.

        "Registered Intellectual Property" means all United States, international and foreign: (i) patents and patent applications (including provision applications); (ii) registered trademarks, applications to register trademarks, intent to use applications, or other registrations or applications related to trademarks; (iii) registered copyrights and applications for copyright registration; and (iv) any other Intellectual Property that is the subject of an application, certificate, filing, registration or other document issued, filed with, or recorded by any state, government or other public legal authority.

        "Regulation M-A Filing" means any filing pursuant to Rule 165 and Rule 425 under the Securities Act or Rule 14a-12 under the Exchange Act.

        "SEC" means the Securities and Exchange Commission.

        "Securities Act" means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

        "Tax Returns" means any return, report or other document required to be supplied to a taxing authority in connection with Taxes.

        "Taxes" means all taxes, including, without limitation, income, gross receipts, excise, property, sales, withholding, social security, occupation, use, service, license, payroll, franchise, transfer and recording taxes, fees and charges, windfall profits, severance, customs, import, export, employment or similar taxes, charges, fees, levies or other assessments imposed by the United States, or any state, local or foreign government or subdivision or agency thereof.

        "Transaction Documents" means this Agreement, the Indemnification Escrow Agreement, the Voting Agreement, the Voting Trust, and the Affiliate Letters and all other documents to be executed by the parties hereto in connection with the consummation of transactions contemplated hereby.

        "Voting Trust" has the meaning provided in Section 7.16 hereof.

ARTICLE XII

INDEMNIFICATION

        12.1    Indemnification of Acquiror Indemnified Parties.    Each stockholder of the Company, jointly and severally (an "Indemnifying Party"), shall indemnify and hold harmless Acquiror and the Surviving Corporation, and their respective officers, directors, employees, consultants, stockholders and affiliates (collectively, the "Acquiror Indemnified Parties") from and against any and all damages, losses, claims, liabilities, demands, charges, suits, penalties, costs and expenses, including court costs and reasonable attorneys' fees and expenses incurred in investigating and preparing for any litigation or proceeding (collectively, "Damages") which any of the Acquiror Indemnified Parties shall have actually sustained, or to which any of Acquiror Indemnified Parties shall have actually been subjected, relating to or arising directly or indirectly out of any breach or default by the Company of any of its representations or warranties contained in Article V hereof or any covenants or agreements under this Agreement. Any Damages which any Acquiror Indemnified Party shall have actually sustained, or to which any of the Acquiror Indemnified Parties shall have actually been subjected, are referred to herein as "Indemnified Losses".

        12.2    Defense of Third-Party Claims.    An Acquiror Indemnified Party shall give prompt written notice to the Stockholder Representative of the commencement or assertion of any action, proceeding, demand or claim by a third party (each, a "third-party action") in respect of which such Acquiror Indemnified Party will seek indemnification hereunder. Any failure to so notify the Stockholder Representative shall not relieve Indemnifying Parties from any liability that they may have under this Article XII, except to the extent the failure to give such notice materially and adversely prejudices the Indemnifying Parties. The Indemnifying Parties shall have the right to assume control of the defense of, settle or otherwise dispose of such third-party action on such terms as the Indemnifying Parties, acting through the Stockholder Representative, deem appropriate; provided, however, that:

          (a)   the Acquiror Indemnified Parties shall be entitled, at their own expense, to participate in the defense of such third-party action (provided, however, that the Indemnifying Parties shall pay the reasonable attorneys' fees of the Acquiror Indemnified Party if (i) the employment of separate counsel shall have been authorized in writing by any such Indemnifying Parties in connection with the defense of such third-party action, (ii) the Indemnifying Parties shall not have promptly employed counsel reasonably satisfactory to the Acquiror Indemnified Party to take charge of such third-party action or (iii) the Acquiror Indemnified Parties' counsel shall have advised the Acquiror Indemnified Party in writing, with a copy to the Stockholder Representative, that there is a conflict of interest that could make it inappropriate under applicable standards of professional conduct to have common counsel or that there are defenses available to the Acquiror Indemnified Party that are not available to the Indemnifying Parties);

          (b)   the Indemnifying Parties shall obtain the prior written approval of the Acquiror Indemnified Party (which shall not be unreasonably withheld) before entering into or making any settlement, compromise, admission or acknowledgment of the validity of such third-party action or any liability in respect thereof if, pursuant to or as a result of such settlement, compromise, admission or acknowledgment, injunctive or other equitable relief would be imposed against the Acquiror Indemnified Party;

          (c)   to the extent that the Acquiror Indemnified Party participates in the defense of any third party action as contemplated by Section 12.2(a), the Acquiror Indemnified Party shall obtain the prior written approval of the Stockholder Representative (which shall not be unreasonably withheld) before entering into or making any settlement, compromise, admission or acknowledgment of the validity of such third party action or any liability in respect thereof;

          (d)   the Indemnifying Parties shall not consent to the entry of any judgment or enter into any settlement that does not include as an unconditional term thereof the giving by each claimant or plaintiff to each Acquiror Indemnified Party of a release from all liability in respect of such third-party action; and

          (e)   the Indemnifying Parties shall not be entitled to control (but shall be entitled to participate at their own expense in the defense of), and the Acquiror Indemnified Party shall be entitled to have sole control over, the defense or settlement, compromise, admission or acknowledgment of any third-party action (i) as to which the Indemnifying Parties fail to assume the defense within a reasonable length of time or (ii) to the extent the third-party action seeks an order, injunction or other equitable relief against the Acquiror Indemnified Party which, if successful, would materially adversely affect the business, operations, properties, assets condition (financial or other) or results of operations of the Acquiror Indemnified Party; provided, however, that the Acquiror Indemnified Party shall make no settlement, compromise, admission or acknowledgment that would give rise to liability on the part of the Indemnifying Parties without the prior written consent of the Stockholder Representative; and

          (f)    the parties hereto shall extend reasonable cooperation in connection with the defense of any third-party action pursuant to this Article XII and, in connection therewith, shall furnish such records, information, and testimony and attend such conferences, discovery proceedings, hearings, trials and appeals as may be reasonably requested.

        12.3    Direct Claims.    In any case in which an Acquiror Indemnified Party seeks indemnification hereunder which is not subject to Section 12.2 hereof because no third-party action is involved, the Acquiror Indemnified Party shall notify the Stockholder Representative in writing of any Indemnified Losses which such Acquiror Indemnified Party claims are subject to indemnification under the terms hereof. The failure of the Acquiror Indemnified Party to exercise promptness in such notification shall not amount to a waiver of such claim except to the extent the resulting delay materially prejudices the position of the Indemnifying Parties with respect to such claim.

        12.4    Limitations on Liability.

          (a)   Notwithstanding anything contained herein to the contrary, no Indemnifying Party shall have any indemnification obligations under this Article XII until such time as the aggregate Indemnified Losses for which the Acquiror Indemnified Parties are otherwise entitled to indemnification hereunder equals or exceeds $400,000 (the "Basket"), at which point, the Indemnifying Party shall be liable for the full amount of all such Indemnified Losses without regard to the Basket.

          (b)   The aggregate indemnification obligations under this Article XII shall be capped at 10% of the aggregate Merger Consideration. The rights of the Acquiror Indemnified Parties to make claims against the escrowed shares and any proceeds thereof shall be the sole and exclusive remedy of such Acquiror Indemnified Parties after the Closing with respect to any representation, warrant, covenant or agreement made by the Company under this Agreement and no former stockholder, optionholder, warrantholder, director, officer, employee or agent of the Company shall have any personal liability hereunder to the Acquiror Indemnified Parties after the Closing in connection with the Merger.

          (c)   If any matters giving rise to a claim of Indemnified Losses pursuant to this Article XII by the Acquiror Indemnified Parties is reasonably likely to be covered by any insurance policy of Acquiror, then no amount shall be recovered pursuant to this Article XII unless and until such Acquiror Indemnified Parties shall have made all commercially reasonable efforts for a period of six months to obtain reimbursement for such Indemnified Loss under such insurance policy, and then only to the extent aggregate insurance proceeds actually received by such Acquirior Indemnified Parties in respect of all Damages arising from such claim (less any premium adjustments and similar charges made as a result of making such claim) are less than such Damages; provided, however, that if no insurance proceeds are received after making such commercially reasonable efforts upon the termination of such six month period, such Acquiror Indemnified Parties shall be entitled to recover the full amount of such Indemnified Losses.

ARTICLE XIII

GENERAL PROVISIONS

        13.1    Survival of Representations and Warranties after the Effective Time.    Each of the representations and warranties made by the Company in this Agreement or pursuant hereto shall survive after the Effective Time for a period ending on the second anniversary of the Effective Time. Each of the representations and warranties made by Acquiror and Merger Sub in this Agreement shall expire at the Effective Time. Notwithstanding any knowledge of facts determined or determinable by any party by investigation, each party shall have the right to fully rely on the representations, warranties, covenants and agreements of the other parties contained in this Agreement or in any other documents or papers delivered in connection herewith. Each representation, warranty, covenant and agreement of the parties contained in this Agreement is independent of each other representation, warranty, covenant and agreement.

        13.2    Notices.    All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally, mailed by registered or certified mail (return receipt requested) or sent via facsimile to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

  If to Acquiror or Merger Sub to:

    North American Scientific, Inc.
    20200 Sunburst Street
    Chatsworth, California 91311
    Attention: L. Michael Cutrer, President
    Facsimile: (818) 734-5837

    with a copy to:

    McDermott, Will & Emery
    2049 Century Park East
    Suite 3400
    Los Angeles, California 90067-3208
    Attention: Mark J. Mihanovic, Esq.
    Facsimile: (310) 277-4730

  If to the Company, to:

    NOMOS Corporation
    200 West Kensinger Drive, Suite 100
    Cranberry Township, Pennsylvania 16006
    Attention: John W. Manzetti, President
    Facsimile: (724) 741-8600

    with a copy to:

    Cohen & Grigsby
    11 Stanwix Street, 15th Floor
    Pittsburgh, Pennsylvania 15222
    Attention: Mark Baseman, Esq.
    Facsimile: (412) 209-0672

        13.3    Interpretation.    The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. In this Agreement, unless a contrary intention appears (i) the words "herein", "hereof" and "hereunder" and other words of similar import refer to this Agreement as a whole and not to any particular Article, Section or other subdivision and (ii) reference to any Article or Section means such Article or Section hereof. No provision of this Agreement shall be interpreted or construed against any party hereto solely because such party or its legal representative drafted such provision. Neither this Agreement nor any uncertainty or ambiguity herein shall be construed or resolved against any party, whether under any rule of construction or otherwise. No party to this Agreement shall be considered the draftsman. The parties hereto acknowledge and agree that this Agreement has been reviewed, negotiated and accepted by all parties and their attorneys and shall be construed and interpreted according to the ordinary meaning of the words used so as fairly to accomplish the purposes and intentions of the parties hereto.

        13.4    Entire Agreement.    This Agreement (including the documents and instruments referred to herein and the exhibits and schedules attached hereto) constitutes the entire agreement and supersedes all other prior agreements and understandings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof and shall not be assigned by operation of law or otherwise.

        13.5    Governing Law.    THIS AGREEMENT SHALL BE GOVERNED IN ALL RESPECTS, INCLUDING VALIDITY, INTERPRETATION AND EFFECT, BY THE LAWS OF THE STATE OF DELAWARE APPLICABLE TO CONTRACTS EXECUTED AND TO BE PERFORMED WHOLLY WITHIN SUCH STATE.

        13.6    Waiver of Jury Trial.    EACH PARTY HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE ACTIONS OF THE PARTIES HERETO IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT HEREOF.

        13.7    Counterparts.    This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original, but all of which shall constitute one and the same agreement.

        13.8    Parties in Interest.    This Agreement shall be binding upon and, except for Sections 3.2 and 3.3 hereof, inure solely to the benefit of each party hereto and, except for such Section, nothing in this Agreement, express or implied, is intended to confer upon any other person any rights or remedies of any nature whatsoever under or by reason of this Agreement.

        13.9    Severability.    Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable.

        13.10    Equitable Relief.    The parties hereto agree that the remedies at law for any breach of the terms of this Agreement are inadequate. Accordingly, the parties hereto consent and agree that an injunction may be issued to restrain any breach or alleged breach of such provisions. The parties hereto agree that terms of this Agreement shall be enforceable by a decree of specific performance. Such remedies shall be cumulative and not exclusive, and shall be in addition to any other remedies which the parties may have at law or in equity.

        IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first written above.

North American Scientific, Inc.
By:	/s/ L. MICHAEL CUTRER Name: L. Michael Cutrer Title: President and Chief Executive Officer
NOMOS Corporation
By:	/s/ JOHN W. MANZETTI Name: John W. Manzetti Title: President and Chief Executive Officer
AM Capital I, Inc.
By:	/s/ L. MICHAEL CUTRER Name: L. Michael Cutrer Title: President and Chief Executive Officer

Annex A-2

         FIRST AMENDMENT TO AGREEMENT AND PLAN OF MERGER

        This FIRST AMENDMENT TO AGREEMENT AND PLAN OF MERGER (this "Amendment") is made and entered into as of November 25, 2003, by and among NOMOS Corporation, a Delaware corporation (the "Company"), North American Scientific, Inc., a Delaware corporation ("Acquiror"), and AM Capital I, Inc., a Delaware corporation and wholly-owned subsidiary of Acquiror ("Merger Sub").

RECITALS

        WHEREAS, the Company, Acquiror and Merger Sub entered into the Agreement and Plan of Merger, dated as of October 26, 2003 (the "Merger Agreement"), which provides for the merger (the "Merger") of the Company with and into Merger Sub, which shall continue as surviving corporation in the Merger, on the terms and subject to the conditions set forth therein;

        WHEREAS, on November 4, 2003 Parker/Hunter Incorporated made a demand against the Company for a sum of approximately $2,250,000 (the "Demand Amount") which Parker/Hunter alleges is due in connection with the Merger pursuant to the terms of an engagement letter executed by the Company dated June 2, 2000 (any dispute, claim or controversy arising out of such demand being referred to herein as the "Parker/Hunter Dispute"); and

        WHEREAS, in order to establish a separate escrow fund under the Indemnification Escrow Agreement to secure indemnification obligations to the Acquiror Indemnified Parties under the Merger Agreement in respect of any Damages (including, without limitation, the Demand Amount and anticipated attorneys' fees and expenses incurred in investigating and preparing for any litigation or proceeding) that has been or may be incurred by the Company or the Acquiror Indemnified Parties in connection with the Parker/Hunter Dispute after the date of the Merger Agreement, the Company, Acquiror and Merger Sub desire to amend the Merger Agreement as set forth herein.

        NOW, THEREFORE, in consideration of the foregoing premises and the mutual promises and covenants contained in this Amendment, and for other good and valuable consideration the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, hereby agree as follows:

        1.     Certain Definitions. All capitalized terms used but not defined herein are used herein as defined in the Merger Agreement.

        2.     Indemnification Escrow Agreement. Section 3.6 of the Merger Agreement is hereby amended and restated in its entirety as follows:

  "3.6 Indemnification Escrow Agreement. Pursuant to Article XII hereof, the stockholders of the Company shall indemnify and hold the Acquiror and the Surviving Corporation harmless from and against certain Indemnified Losses (as hereinafter defined). On or prior to Closing, Acquiror, an escrow agent (the "Escrow Agent") mutually agreed upon by Acquiror and the Company, and the Company, on behalf of its stockholders, shall enter into an Indemnification Escrow Agreement in substantially the form of Exhibit 3.5 attached hereto (as the same may be modified pursuant to mutual agreement of the parties hereto prior to the Closing, the "Indemnification Escrow Agreement"). Notwithstanding any other provision in this Agreement to the contrary (a) in order to secure the general indemnification obligations to the Acquiror Indemnified Parties (as hereinafter defined) under this Agreement, other than with respect to any Special Indemnified Losses (as hereinafter defined), a certificate evidencing ten percent (10%) of the shares of Acquiror Common Stock which would otherwise be delivered to the stockholders of the Company at Closing pursuant to Section 3.3 hereof (collectively, the "General Escrowed Shares") shall be registered in the name of the Escrow Agent, as nominee for the stockholders of the Company, and ten percent (10%) of the aggregate amount of cash which would otherwise be delivered to the stockholders of the Company pursuant to Section 3.3 hereof (the "General Escrowed Cash") shall instead be deposited into and held in escrow (the "General Escrow Fund") pursuant to the terms of the Indemnification Escrow Agreement and (b) in order to secure the indemnification obligations to the Acquiror Indemnified Parties under this Agreement solely with respect to any Special Indemnified Losses, a certificate evidencing 307,617 shares of Acquiror Common Stock which would otherwise be delivered to the stockholders of the Company pursuant to Section 3.3 hereof (collectively, the "Special Escrowed Shares") shall be registered in the name of the Escrow Agent, as nominee for the stockholders of the Company, and an aggregate amount of cash equal to $700,800 which would otherwise be delivered to the stockholders of the Company pursuant to Section 3.3 hereof (the "Special Escrowed Cash"), shall instead be deposited into and held in escrow (the "Special Escrow Fund"), separate from the General Escrow Fund, pursuant to the terms of the Indemnification Escrow Agreement. Acquiror is hereby directed by the Company, on behalf of each of the Company's stockholders, to deposit the number of General Escrowed Shares and Special Escrowed Shares (collectively, the "Escrowed Shares") and amount of General Escrowed Cash and Special Escrowed Cash (collectively, the "Escrowed Cash") set forth opposite such stockholder's name in Annex A to the Indemnification Escrow Agreement with the Escrow Agent at the Closing, and Acquiror shall make such deposit as so directed and as contemplated in the preceding sentence."

        3.     Indemnification Escrow Agreement. Section 3.7 of the Merger Agreement is hereby amended and restated in its entirety as follows:

  "3.7 Appointment of Stockholder Representative. By virtue of the approval of this Agreement by the holders of Company Common Stock and Company Preferred Stock, John A. Friede shall be approved as and appointed by the Company to be the "Stockholder Representative" under the Indemnification Escrow Agreement (the "Stockholder Representative") and shall be constituted and appointed as agent and attorney-in-fact for and on behalf of each such holder. The Stockholder Representative shall have full power and authority to represent such holders and their successors with respect to all matters arising under the Indemnification Escrow Agreement and all actions taken by the Stockholder Representative thereunder shall be binding upon all stockholders and their successors as if expressly confirmed and ratified in writing by each of them, including, without limitation, resolving all claims relating to the General Escrow Fund and the Special Escrow Fund and any indemnification claims and obligations."

        4.     Definitions. The following definitions are hereby added to Article XI of the Merger Agreement:

  "Parker/Hunter' means Parker/Hunter Incorporated."

  "Parker/Hunter Dispute' means any dispute, claim or controversy (including, without limitation, any action, suit, proceeding, hearing or investigation of, in, or before any court or quasi-judicial or administrative agency of any federal, state, local or foreign jurisdiction or before any arbitrator) relating to or arising out of the demand made by Parker/Hunter against the Company on November 4, 2003 for a sum of approximately $2,250,000 that Parker/Hunter alleges is due in connection with the Merger pursuant to the terms of an engagement letter executed by the Company dated June 2, 2000."

        5.     Indemnification of Acquiror Indemnified Parties. Section 12.1 of the Merger Agreement is hereby amended and restated in its entirety as follows:

  "12.1 Indemnification of Acquiror Indemnified Parties. Each stockholder of the Company, jointly and severally (an "Indemnifying Party"), shall indemnify and hold harmless Acquiror and the Surviving Corporation, and their respective officers, directors, employees, consultants, stockholders and affiliates (collectively, the "Acquiror Indemnified Parties") from and against any and all damages, losses, claims, liabilities, demands, charges, suits, penalties, costs and expenses, including court costs and reasonable attorneys' fees and expenses incurred in investigating and preparing for any litigation or proceeding (collectively, "Damages") which any of the Acquiror Indemnified Parties shall have actually sustained, or to which any of Acquiror Indemnified Parties shall have actually been subjected, relating to or arising directly or indirectly out of (i) any breach or default by the Company of any of its representations or warranties contained in Article V hereof or any covenants or agreements under this Agreement or (ii) the Parker/Hunter Dispute, which for the removal of doubt would include, without limitation, any Damages incurred by any Acquiror Indenified Parties or the Company between the date of the Merger Agreement and the Closing. Any Damages relating to or arising out of the Parker/Hunter Dispute which any Acquiror Indemnified Party or the Company shall have actually sustained, or to which any of the Acquiror Indemnified Parties the Company shall have actually been subjected, are referred to herein as 'Special Indemnified Losses'. Any Damages, other than Special Indemnified Losses, which any Acquiror Indemnified Party shall have actually sustained, or to which any of the Acquiror Indemnified Parties shall have actually been subjected, are referred to herein as 'General Indemnified Losses'. The Special Indemnified Losses and General Indemnified Losses shall be referred to herein as 'Indemnified Losses'."

        6.     Limitations on Liability. Section 12.4 of the Merger Agreement is hereby amended and restated in its entirety as follows:

  "12.4Limitations on Liability.

          (a)   Notwithstanding anything contained herein to the contrary, no Indemnifying Party shall have any indemnification obligations under this Article XII with respect to General Indemnified Losses until such time as the aggregate General Indemnified Losses for which the Acquiror Indemnified Parties are otherwise entitled to indemnification hereunder equals or exceeds $400,000 (the "Basket"), at which point, the Indemnifying Party shall be liable for the full amount of all such General Indemnified Losses without regard to the Basket. The Special Indemnified Losses are not subject to or limited in any way by the Basket, and the Indemnifying Parties shall be liable for the full amount of all such Special Indemnified Losses.

          (b)   The aggregate indemnification obligations under this Article XII with respect to General Indemnified Losses shall be capped at 10% of the aggregate Merger Consideration. The rights of the Acquiror Indemnified Parties to make claims against the Escrowed Shares, Escrowed Cash and any proceeds thereof shall be the sole and exclusive remedy of such Acquiror Indemnified Parties after the Closing with respect to any representation and warranty, covenant or agreement made by the Company under this Agreement and with respect to the Parker/Hunter Dispute and no former stockholder, optionholder, warrantholder, director, officer, employee or agent of the Company shall have any personal liability hereunder to the Acquiror Indemnified Parties after the Closing in connection with the Merger.

          (c)   If any matters giving rise to a claim of General Indemnified Losses pursuant to this Article XII by the Acquiror Indemnified Parties is reasonably likely to be covered by any insurance policy of Acquiror, then no amount shall be recovered pursuant to this Article XII unless and until such Acquiror Indemnified Parties shall have made all commercially reasonable efforts for a period of six months to obtain reimbursement for such General Indemnified Loss under such insurance policy, and then only to the extent aggregate insurance proceeds actually received by such Acquiror Indemnified Parties in respect of all Damages arising from such claim (less any premium adjustments and similar charges made as a result of making such claim) are less than such Damages; provided, however, that if no insurance proceeds are received after making such commercially reasonable efforts upon the termination of such six month period, such Acquiror

  Indemnified Parties shall be entitled to recover the full amount of such General Indemnified Losses. Matters giving rise to a claim of Special Indemnified Losses pursuant to this Article XII by the Acquiror Indemnified Parties shall not be subject to this Section 12.4(c)."

        7.     Exhibit 3.5; Form of Indemnification Escrow Agreement. On or prior to the Closing, the parties hereto shall modify the form of Indemnification Escrow Agreement attached to the Merger Agreement as Exhibit 3.5 (a) to provide for the establishment, maintenance and administration by the Escrow Agent of the Special Escrow Fund for the sole purpose of satisfying Claims (as defined in the Indemnification Escrow Agreement) arising out of the Parker/Hunter Dispute and (b) to provide, in form and substance reasonably satisfactory to the Company and Acquiror, that the Stockholder Representative will be entitled to be indemnified out of any funds remaining in the General Escrow Fund after any required distributions to the Acquiror Indemnified Parties and the Escrow Agent, but prior to any distributions to the Stockholders (as defined in the Escrow Agreement), to cover any losses that may incurred by the Stockholder Representative as a result of actions or inactions taken by the Stockholder Representative in such capacity, other than losses for which indemnification would be inappropriate (e.g., losses resulting from willful misconduct, gross negligence or bad faith). For purposes of clause (a) of this Section 7, the Special Escrow Fund shall be established, maintained and administered pursuant to provisions substantially similar to the provisions relating to the establishment, maintenance and administration of the Escrow Fund as set forth in the form of Indemnification Escrow Agreement attached as Exhibit 3.5 to the Merger Agreement on the date hereof, except as set forth below:

          (a)   the Escrow Termination Date (as defined in the Indemnification Escrow Agreement) shall be modified to provide for the termination of the Special Escrow Fund upon the payment of all Claims (as defined in the Indemnification Escrow Agreement) relating to the Parker/Hunter Dispute as soon as practicable after the final resolution of the Parker/Hunter Dispute as evidenced by (i) a certified copy of a final non-appealable judicial order or judgment with respect to the Parker/Hunter Dispute setting forth the Claim Amount (as defined in the Indemnification Escrow Agreement), if any, that the Acquiror Indemnified Parties are entitled to receive out of the Special Escrow Fund with respect to the Parker/Hunter Dispute or (ii) a copy of a written memorandum signed by an Acquiror Indemnified Party and the Stockholder Representative setting forth the Claim Amount, if any, that the Acquiror Indemnified Parties are entitled to receive out of the Special Escrow Fund with respect to the Parker/Hunter Dispute;

          (b)   Sections 5(d) and 5(e) of the Indemnification Escrow Agreement shall be modified to provide for distributions from the Special Escrow Fund to be made with a combination of Special Escrowed Cash and Special Escrowed Shares determined as follows:

            (i)    a pro rata portion of any Claim Amount to be disbursed in connection with the Parker/Hunter Dispute shall be settled from each Subaccount (as defined in the Indemnification Escrow Agreement) established under the Special Escrow Fund based upon the relative proportional value of the Special Escrow Fund then deposited in such Subaccount, provided that, for the purposes of such valuation, the value of each Special Escrow Share shall be $7.47 (the "Pre-Announcement Share Price");

            (ii)   to the extent that any Subaccount established under the Special Escrow Fund contains any Special Escrowed Cash, such disbursable portion of such Claim Amount shall be paid in cash and the balance of such disbursable portion shall be paid in Special Escrowed Shares valued at the Pre-Announcement Share Price; and

            (iii)  to the extent that any Subaccount established under the Special Escrow Fund only contains Special Escrowed Shares, such disbursable portion of such Claim Amount shall be paid solely in Special Escrowed Shares valued at the Pre-Announcement Share Price.

        8.     Effect on Merger Agreement. Except as set forth in this Amendment, the terms and provisions of the Merger Agreement are hereby ratified and declared to be in full force and effect.

        9.     Acknowledgement of No Company Material Adverse Effect. Each of the parties hereto hereby acknowledges and agrees that no breach or alleged breach by the Company of any representation and warranty, covenant or agreement contained in the Merger Agreement which relates to or arises out of the Parker/Hunter Dispute shall individually, or when taken together with any other breach or alleged breach by the Company of any representation and warranty, covenant or agreement contained in the Merger Agreement, be deemed to constitute a Company Material Adverse Effect.

        10.   General Provisions. This Amendment shall become effective upon its execution, which may occur in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. This Amendment shall be governed by and construed in accordance with the laws of the State of Delaware applicable to contracts executed and to be performed wholly within such State. Captions and paragraph headings are used herein for convenience only, are not a part of this Amendment or the Merger Agreement as amended by this Amendment and shall not be used in construing either document. Other than the reference to the Merger Agreement contained in the first recital of this Amendment, each reference to the Merger Agreement and any agreement contemplated thereby or executed in connection therewith, whether or not accompanied by reference to this Amendment, shall be deemed a reference to the Merger Agreement as amended by this Amendment.

        IN WITNESS WHEREOF, the parties hereto have caused this First Amendment to Agreement and Plan of Merger to be duly executed as of the day and year first written above.

North American Scientific, Inc.
By:	/s/ L. MICHAEL CUTRER Name: L. Michael Cutrer Title: President and Chief Executive Officer
NOMOS Corporation
By:	/s/ JOHN W. MANZETTI Name: John W. Manzetti Title: President and Chief Executive Officer
AM Capital I, Inc.
By:	/s/ L. MICHAEL CUTRER Name: L. Michael Cutrer Title: President

Annex B

VOTING AGREEMENT

        This VOTING AGREEMENT (this "Agreement") is made and entered into as of October 26, 2003 by and among North American Scientific, Inc., a Delaware corporation ("Acquiror"), and John A. Friede (the "Company Chairman").

RECITALS

        A.    Acquiror, AM Capital I, Inc. ("Merger Sub"), a Delaware corporation and wholly-owned subsidiary of Acquiror, and NOMOS Corporation, a Delaware corporation ("Company"), have entered into an Agreement and Plan of Merger (the "Merger Agreement") as of the date hereof, which provides for the merger (the "Merger") of Company with and into Merger Sub, which shall continue as surviving corporation in the Merger.

        B.    As of the date hereof, the Company Chairman is the "beneficial owner" (as defined below) of such number of Company Shares (as defined below) as is set forth on the signature page of this Agreement.

        C.    As an inducement and condition to entering into the Merger Agreement, Acquiror has required that Company Chairman agree, and Company Chairman has agreed, to enter into this Agreement.

        D.    In consideration of the execution of the Merger Agreement by Acquiror, Company Chairman is hereby agreeing, from and after the date hereof until the Company Shares Expiration Date (as defined below) to vote, or cause to be voted the Company Shares (as defined below) and other such shares of capital stock of Company over which Company Chairman has voting power in favor of, and otherwise support, the adoption of the Merger Agreement (as the same may be amended from time to time), and each of the transactions contemplated by the Merger Agreement.

        E.    In consideration of the execution of the Merger Agreement by Acquiror, Company Chairman is hereby agreeing, from and after the Closing Date until the Acquiror Shares Expiration Date: (i) to vote, or cause to be voted, the Acquiror Shares (as defined below) over which Company Chairman has voting power so as to elect the individuals nominated by a majority of the Acquiror Board Designees to the Acquiror Board, (ii) not to acquire beneficial ownership or enter into any written or unwritten agreement or arrangement to acquire any securities of Acquiror other than (x) Acquiror Shares acquired in connection with the Merger, (y) Acquiror Shares acquired as a result of the exercise of stock options (A) held by Company Chairman as of the Closing Date of the Merger or (B) granted to the Company Chairman by the Acquiror in connection with the services provided by Company Chairman as a member of the Board of Directors of the Acquiror and (z) securities of Acquiror that are subject to the Voting Trust (as defined below), and (iii) not to vote, or cause not to be voted, all Acquiror Shares over which Company Chairman has voting power in favor of any Unapproved Transaction (as defined below).

        NOW, THEREFORE, the parties hereto, intending to be legally bound, hereby agree as follows:

          1.    Certain Definitions.    All capitalized terms used but not defined herein are used herein as defined in the Merger Agreement. For purposes of this Agreement, the following terms shall have the following respective meanings:

            (a)   "Acquiror Shares" shall mean all securities of Acquiror (including all shares of Acquiror Common Stock and all additional options, warrants and other rights to acquire shares of Acquiror Common Stock) of which Company Chairman acquires beneficial ownership during the period commencing on the date of this Agreement through the Acquiror Shares Expiration Date, including, without limitation, through the exchange of Company Shares for Acquiror Shares pursuant to the terms of the Merger Agreement, exercise of options, warrants or other rights to acquire such securities of Acquiror, or the conversion of other securities of Acquiror into such securities of Acquiror. In the event of a stock dividend or distribution or any change in the Acquiror Shares by reason of any stock dividend, split-up, recapitalization, combination, exchange of shares or similar action or transaction, the term "Acquiror Shares" shall be deemed to refer to and include the Acquiror Shares as well as all Acquiror Shares issued in such stock dividends and distributions and any shares or other securities into which or for which any or all of the Acquiror Shares may be changed or exchanged in such split-up, recapitalization, combination, exchange of shares or similar action or transaction. The term "Acquiror Shares" as used in this Agreement shall exclude all Acquiror Shares that are subject to the Voting Trust.

            (b)   "Acquiror Shares Expiration Date" shall mean the earlier to occur of (i) the date that the Merger Agreement shall have been validly terminated pursuant to Article IX thereof or (ii) the second anniversary of the Closing Date.

            (c)   "beneficial owner" and "beneficial ownership" shall have the meaning provided therefore in Rule 13d-3 promulgated under the Securities Exchange Act of 1934.

            (d)   "Company Shares" shall mean: (i) all securities of Company (including all shares of Company Common Stock and all options, warrants and other rights to acquire shares of Company Common Stock) beneficially owned by Company Chairman as of the date of this Agreement, as indicated on the signature page of this Agreement and (ii) all additional securities of Company (including all additional shares of Company Common Stock and all additional options, warrants and other rights to acquire shares of Company Common Stock) of which Company Chairman acquires beneficial ownership during the period from the date of this Agreement through the Closing Date, including, without limitation, through the exercise of options, warrants or other rights to acquire such securities of Company, or the conversion of other securities of Company into such securities of Company. In the event of a stock dividend or distribution or any change in the Company Shares by reason of any stock dividend, split-up, recapitalization, combination, exchange of shares or similar action or transaction, the term "Company Shares" shall be deemed to refer to and include the Company Shares as well as all Company Shares issued in such stock dividends and distributions and any shares or other securities into which or for which any or all of the Company Shares may be changed or exchanged in such split-up, recapitalization, combination, exchange of shares or similar action or transaction.

            (e)   "Company Shares Expiration Date" shall mean the earlier to occur of (ii) the Closing Date or (ii) the date that the Merger Agreement shall have been validly terminated pursuant to Article IX thereof.

            (f)    "Change of Control Transaction" shall mean any of the following transactions to which the Acquiror is a party: (i) a merger or consolidation as a result of which stockholders of the Acquiror immediately prior to such merger or consolidation hold less than a majority of the voting power of the surviving corporation of such merger or consolidation; (ii) the sale or transfer of at least a majority of the voting power of the Acquiror in a single transaction or a series of related transactions or (iii) the sale, transfer or other disposition of all or substantially all of the assets of the Acquiror as a going concern in a single transaction or series of related transactions.

            (g)   "Family Member" shall mean (i) Company Chairman; (ii) any spouse, lineal descendant or antecedent, father, mother, brother or sister of Company Chairman and

    (iii) any estate, trust, guardianship, custodianship or other fiduciary arrangement for the primary benefit of any one or more individuals named or described in (i) and (ii) above.

            (h)   "Person" shall mean any individual, corporation, limited liability company, partnership, association, trust or any other entity or organization.

            (i)    "Unapproved Transaction" shall mean any Change of Control Transaction which is not approved by a majority of the Acquiror Board Designees (or the successors thereto).

            (j)    "Voting Trust" shall mean that certain Voting Trust Agreement, dated as of the Closing Date, between Acquiror and Company Chairman.

          2.    Agreement as to Company Shares.

            (a)   Vote of Company Shares. Until the Company Shares Expiration Date, at every meeting of the stockholders of Company called and at every adjournment or postponement thereof, and on every proposed action or approval by written consent of the stockholders of Company, Company Chairman shall cause all Company Shares of which Company Chairman is the beneficial owner to be voted (i) in favor of, and otherwise support, the adoption of the Merger Agreement (as the same may be amended from time to time), and each of the transactions contemplated by the Merger Agreement (as the same may be amended from time to time), (ii) against any matter that is intended, or could reasonably be expected to, impede, interfere with, delay, postpone, discourage or adversely affect the consummation of the Merger and other transactions contemplated by the Merger Agreement (as the same may be amended from time to time) and (iii) against any proposals or offers from any Person, other than Acquiror or any affiliate of Acquiror, concerning an Acquisition Proposal involving Company.

            (b)   No Other Agreement or Sale of Company Shares. Prior to the Company Shares Expiration Date, Company Chairman shall not (i) enter into any agreement or understanding with any Person to vote or give instructions in any manner inconsistent with the terms of this Section 2 or (ii) sell, transfer, convey or allow to be sold, transferred or conveyed any Company Shares of which Company Chairman is the beneficial owner except to a Family Member that has delivered to the Acquiror a duly executed Voting Agreement in substantially the same form as this Voting Agreement.

          3.    Agreement as to Acquiror Shares.

            (a)   Vote of Acquiror Shares. Until the Acquiror Shares Expiration Date, at every meeting of the stockholders of Acquiror called and at every adjournment or postponement thereof, and on every proposed action or approval by written consent of the stockholders of Acquiror, Company Chairman shall cause all Acquiror Shares of which Company Chairman is the beneficial owner to be voted in favor of, and otherwise support, the election of the individuals nominated by a majority of the Acquiror Board Designees (or the successors thereto) to the Acquiror Board so long as (i) Company Chairman or, if the Company Chairman is no longer serving on the Acquiror Board, an individual nominated by the Company Chairman (the "Chairman Nominee"), is among the individuals nominated by a majority of the Acquiror Board Designees (provided, however, that the condition set forth in this clause (i) shall no longer be required to be satisfied, and Company Chairman shall be required to vote, or cause to be voted, the Acquiror Shares held hereby in accordance with this Section 3(a), with respect to such election if a majority of the Acquiror Board Designees has reasonably determined that each of the individuals that have been timely nominated by the Company Chairman to be the Chairman Nominee for such election (which shall not number more than three) are not qualified or suitable to be a director of the Acquiror) and (ii) John Manzetti or, if John Manzetti is no longer serving on the Acquiror Board, an individual nominated by

    Company Chairman (the "Manzetti Nominee"), is among the individuals nominated by a majority of the Acquiror Board Designees (provided, however, that the condition set forth in this clause (ii) shall no longer be required to be satisfied, Company Chairman shall be required to vote, or cause to be voted, the Acquiror Shares held hereby in accordance with this Section 3(a), with respect to such election if a majority of the Acquiror Board Designees has reasonably determined that each of the individuals that have been timely nominated by Company Chairman to be the Manzetti Nominee for such election (which shall not number more than three) are not qualified or suitable to be a director of the Acquiror).

            (b)   Acquisition of Acquiror Shares. Until the Acquiror Shares Expiration Date, Company Chairman shall not acquire beneficial ownership of any Acquiror Shares, other than (x) Acquiror Shares acquired in connection with the Merger, (y) Acquiror Shares acquired as a result of the exercise of stock options (A) held by Company Chairman as of the Closing Date of the Merger or (B) granted to the Company Chairman by the Acquiror in connection with the services provided by Company Chairman as a member of the Board of Directors of the Acquiror and (z) securities of Acquiror that are subject to the Voting Trust.

            (c)   Prohibition Against Voting for Unapproved Transaction. Company Chairman shall not vote, and shall prevent any Acquiror Shares (as defined below) over which Company Chairman has voting power from otherwise being voted, in favor of any Unapproved Transaction.

            (d)   No Other Agreement. Company Chairman shall not enter into any agreement or understanding with any Person to vote, or give instructions to vote, any Acquiror Shares in any manner inconsistent with the terms of this Section 3.

          4.    Irrevocable Proxy.    As security for the agreements of Company Chairman provided for herein, Company Chairman hereby grants and delivers to Acquiror concurrently with the execution and delivery of this Agreement:

            (a)   a proxy in the form attached hereto as Exhibit A (the "Company Shares Proxy"), which shall be irrevocable to the fullest extent permitted by applicable law, with respect to all Company Shares of which Company Chairman is the beneficial owner as of and subsequent to the date hereof until the Company Shares Expiration Date; and

            (b)   a proxy in the form attached hereto as Exhibit B (the "Acquiror Shares Proxy"), which shall be irrevocable to the fullest extent permitted by applicable law, with respect to all Acquiror Shares of which Company Chairman is the beneficial owner as of and subsequent to the date hereof until the Acquiror Shares Expiration Date.

          5.    Representations and Warranties of Company Chairman.    Company Chairman hereby represents and warrants to Acquiror that:

            (a)   as of the date hereof and at all times until the Company Shares Expiration Date (unless indicated otherwise), with respect to the Company Shares, Company Chairman (i) is the beneficial owner of, and has good and valid title to, the Company Shares at such time owned by him as of and subsequent to the date hereof, free and clear of any liens, claims, options, rights of first refusal, co-sale rights, charges or other encumbrances, except as set forth on Schedule 5.2(a) attached hereto or as provided in Section 2(b) above, (ii) as of the date hereof, does not beneficially own or have any written or unwritten agreement or arrangement to acquire any securities of Company other than the shares of Company Common Stock and options and warrants to purchase shares of Company Common Stock indicated on the signature page of this Agreement, except as set forth on Schedule 5.2(a) and (iii) has sole voting power, sole power of disposition, sole power to issue instructions with respect to the matters set forth in Section 2 hereof, sole power to demand appraisal rights and sole power to agree to all of the matters set forth in this Agreement, in each case with respect to all of the Company Shares at such time owned by him as of and subsequent to the date hereof, with no limitations, qualifications or restrictions on such rights, subject to applicable federal securities laws and the terms of this Agreement; and

            (b)   as of the date hereof, Company Chairman does not beneficially own, or have any written or unwritten agreement or arrangement to acquire, any securities of Acquiror other than the agreement to acquire Acquiror Shares in connection with the Merger or except as set forth on Schedule 5.2(b).

          6.    Covenants of Company Chairman.    Company Chairman hereby covenants to Acquiror, that, with respect to the Acquiror Shares, Company Chairman will have sole voting power, sole power of disposition, sole power to issue instructions with respect to the matters set forth in Section 3 hereof, sole power to demand appraisal rights and sole power to agree to all of the matters set forth in this Agreement, in each case with respect to all of the Acquiror Shares at such time owned by him as of and subsequent to the date hereof, with no limitations, qualifications or restrictions on such rights, subject to applicable federal securities laws and the terms of this Agreement.

          7.    No Solicitation of Proxies.    Prior to the Company Shares Expiration Date, Company Chairman agrees (solely in his capacity as a stockholder and/or option holder of Company) that neither he nor any of his representatives (including any investment banker, attorney or accountant retained by him) shall, and that he shall use his reasonable best efforts to cause his representatives not to (and shall not authorize any of them to) directly or indirectly, engage in any solicitation (as defined in Regulation 14A of the Rules and Regulations of the Exchange Act) of other stockholders of Company to vote or take any other action against the Merger Agreement (as the same may be amended from time to time) or the Merger or any of the other transactions contemplated by the Merger Agreement (as the same may be amended from time to time).

          8.    Further Assurances.    From time to time, at Acquiror's request and without further consideration, Company Chairman shall execute and deliver such additional documents and take all such further action as may be reasonably deemed necessary or appropriate by Acquiror to consummate the transactions contemplated by this Agreement.

          9.    Termination.    This Agreement shall terminate and shall have no further force or effect as of the Acquiror Shares Expiration Date.

          10.    Miscellaneous.

            (a)   Waiver. No waiver by an party hereto of any condition or any breach of any term or provision set forth in this Agreement shall be effective unless in writing and signed by each party hereto. The waiver of a condition or any breach of any term or provision of this Agreement shall not operate as or be construed to be a waiver of any other previous or subsequent breach of any term or provision of this Agreement.

            (b)   Severability. In the event that any term, provision, covenant or restriction set forth in this Agreement, or the application of any such term, provision, covenant or restriction to any person or entity or set of circumstances, shall be determined by a court of competent jurisdiction to be invalid, unlawful, void or unenforceable to any extent, the remainder of the terms, provisions, covenants and restrictions set forth in this Agreement, and the application of such terms, provisions, covenants and restrictions to persons or entities or circumstances other than those as to which it is determined to be invalid, unlawful, void or unenforceable, shall remain in full force and effect, shall not be impaired, invalidated or otherwise affected and shall continue to be valid and enforceable to the fullest extent permitted by applicable law. If any provision of this Agreement is so broad as to be unenforceable, such provision shall be interpreted to be only so broad as is enforceable.

            (c)   Binding Effect; Assignment. This Agreement and all of the terms and provisions hereof shall be binding upon, and inure to the benefit of, the parties hereto and their respective successors and permitted assigns, but neither his Agreement nor any of the rights, interests or obligations of Company Chairman hereunder may be assigned to any other Person without the prior written consent of Acquiror; provided, however, that the Company Chairman may assign his rights, interests or obligations to another Person without the prior written consent of Acquiror with respect to any Company Shares sold, transferred or conveyed to a Family Member in accordance with Section 2(b) of this Agreement.

            (d)   Amendments. This Agreement may not be modified, amended, altered or supplemented, except upon the execution and delivery of a written agreement executed by each of the parties hereto.

            (e)   Specific Performance; Injunctive Relief. Each of the parties hereto hereby acknowledges that (i) the representations, warranties, covenants and restrictions set forth in this Agreement are necessary, fundamental and required for the protection of Acquiror and to preserve for Acquiror the benefits of the Merger, (ii) the representations, warranties, covenants and restrictions set forth in this Agreement relate to matters which are of a special, unique and extraordinary character that gives each such representation, warranty, covenant and restriction a special, unique and extraordinary value and (iii) a breach of any representation, warranty, covenant or restriction set forth in this Agreement, or any other term or provision of this Agreement, will result in irreparable harm and damage to Acquiror which cannot be adequately compensated by a monetary award. Accordingly, Acquiror and Company Chairman hereby expressly agree that in addition to any and all other remedies available at law or in equity, Acquiror shall be entitled to the immediate remedy of specific performance, a temporary or permanent restraining order or preliminary injunction or such other form of injunctive or equitable relief as may be used by any court of competent jurisdiction to restrain or enjoin any of the parties hereto from breaching any representations, warranties, covenants or restrictions set forth in this Agreement or to specifically enforce the terms and provisions hereof.

            (f)    Governing Law. This Agreement shall be governed by and construed, interpreted and enforced in accordance with the internal laws of the State of Delaware without giving effect to any choice or conflict of law provision, rule or principle (whether of the State of Delaware or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Delaware.

            (g)   Notices. All notices and other communications hereunder shall be in writing and shall be deemed duly given (i) on the date of delivery if delivered personally, (ii) on the date of confirmation of receipt (or, the first business day following such receipt if the date is not a business day) of transmission by telecopy or facsimile or (iii) on the date of confirmation of receipt (or, the first business day following such receipt if the date is not a business day) if delivered by a nationally recognized courier service. All notices hereunder shall be delivered as follows, or pursuant to such other instructions as may be designated in writing by the party to receive such notice:

        (i)
        If to Acquiror:

          North American Scientific, Inc.
          20200 Sunburst Street
          Chatsworth, California 91311
          Attention: L. Michael Cutrer, President
          Fax: (818) 734-5837

          with a copy to:

          McDermott, Will & Emery
          2049 Century Park East
          Suite 3400
          Los Angeles, CA 90067-3208
          Attention: Mark J. Mihanovic, Esq.
          Fax: (310) 277-4730

        (ii)
        If to Company Chairman: To the address for notice set forth on the signature page hereof.

          with a copy to:

          Cohen & Grigsby
          11 Stanwix Street, 15th Floor
          Pittsburgh, PA 15222
          Attention: Mark I. Baseman, Esq.
          Fax: (412) 209-0672

            (h)   Enforcement; Consent to Jurisdiction; Waiver of Jury Trial.

                (i)  EACH PARTY HERETO IRREVOCABLY AND UNCONDITIONALLY WAIVES TRIAL BY JURY IN ANY LEGAL ACTION OR PROCEEDING IN RELATION TO THIS AGREEMENT AND FOR ANY COUNTERCLAIM THEREON.

               (ii)  All rights, powers and remedies provided under this Agreement or otherwise available in respect hereof at law or in equity shall be cumulative and not alternative, and the exercise of any such rights, powers or remedies by any party hereto shall not preclude the simultaneous or later exercise of any other right, power or remedy by such party.

            (i)    Entire Agreement. This Agreement, the Company Shares Proxy, the Acquiror Shares Proxy, the Merger Agreement contain the entire understanding of the parties in respect of the subject matter hereof supersede all prior negotiations and understandings between the parties with respect to such subject matter.

            (j)    Headings. The section headings set forth in this Agreement are for convenience of reference only and shall not affect the construction or interpretation of this Agreement in any manner.

            (k)   Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original, and both of which together shall constitute one and the same instrument.

        IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed on the day and year first above written.

NORTH AMERICAN SCIENTIFIC, INC.		COMPANY CHAIRMAN
By:	/s/ L. MICHAEL CUTRER Signature of Authorized Signatory	/s/ JOHN A. FRIEDE Signature
Name:	L. Michael Cutrer	Print Address:
Title:	President and Chief Executive Officer

Telephone Number

Facsimile Number

Shares Beneficially Owned:
		1,510,574.61	shares of Company Common Stock
		164,975	shares of Company Common Stock issuable upon exercise of outstanding options or warrants
		40,101.52	shares of Company Series A Preferred Stock
		1,481,035.40	shares of Company Series B Preferred Stock

[SIGNATURE PAGE TO VOTING AGREEMENT]

EXHIBIT A
COMPANY SHARES PROXY

IRREVOCABLE PROXY

        The undersigned stockholder of NOMOS Corporation, a Delaware corporation ("Company"), hereby irrevocably (to the fullest extent permitted by law) appoints Michael Cutrer, President and Chief Executive Officer and Alan Edrick, Senior Vice Presdient and Chief Financial Officer, respectively, of North American Scientific, Inc., a Delaware corporation ("Acquiror"), and each of them, as the sole and exclusive attorneys and proxies of the undersigned, with full power of substitution and resubstitution, to vote and exercise all voting and related rights (to the full extent that the undersigned is entitled to do so) with respect to all of the shares of capital stock of Company that are owned by the undersigned as of and subsequent to the date hereof until the Expiration Date (as such term is hereinafter defined) (collectively, the "Company Shares") in accordance with the terms of this Irrevocable Proxy. As used herein, the "Merger Agreement" shall mean the Agreement and Plan of Merger, dated as of October 26, 2003, among Acquiror, AM Capital I, Inc., a Delaware corporation and wholly-owned subsidiary of Acquiror ("Merger Sub"), and Company, which provides for the merger (the "Merger") of Company with and into Merger Sub and the other transactions contemplated by the Merger Agreement. As used herein, the "Expiration Date" shall mean the earlier to occur of (i) the date that the Merger Agreement shall have been validly terminated pursuant to Article IX thereof or (ii) such date and time as the Merger shall become effective in accordance with the terms and provisions of the Merger Agreement. Upon the undersigned's execution of this Irrevocable Proxy, any and all prior proxies given by the undersigned with respect to any Company Shares are hereby revoked and the undersigned agrees not to grant any subsequent proxies with respect to the Company Shares until after the Expiration Date.

        This Irrevocable Proxy is irrevocable (to the fullest extent permitted by applicable law), is coupled with an interest and is granted pursuant to the Voting Agreement of even date herewith between Acquiror and the undersigned stockholder (the "Voting Agreement") and is granted in consideration of Acquiror entering into the Merger Agreement.

        The attorneys and proxies named herein are, and each of them hereby is, authorized and empowered by the undersigned, at any time prior to the Expiration Date, to act as the undersigned's attorney and proxy to vote the Company Shares, and to exercise all voting consent and similar rights of the undersigned with respect to the Company Shares (including, without limitation, the power to execute and deliver written consents) at every annual, special or adjourned meeting of stockholders of Company and in every proposed written consent in lieu of any such meeting (i) in favor of the adoption of the Merger Agreement (as the same may be amended from time to time), in favor of each of the actions contemplated by the Merger Agreement (as the same may be amended from time to time), (ii) against any matter that is intended, or could reasonably be expected to, impede, interfere with, delay, postpone, discourage, or adversely affect the consummation of the Merger or other transactions contemplated by the Merger Agreement (as the same may be amended from time to time) and (iii) against any proposals or offers from any individual, corporation, limited liability company, partnership, association, trust or any other entity or organization, other than Acquiror or any affiliate of Acquiror, concerning an Acquisition Proposal (as defined in the Merger Agreement).

        The attorneys and proxies named above may not exercise this Irrevocable Proxy on any other matter except as provided herein. The undersigned stockholder may vote the Company Shares on all other matters, so long as such vote is not inconsistent with any matters specifically covered by this Irrevocable Proxy.

        Any obligation of the undersigned hereunder shall be binding upon the successors and assigns of the undersigned.

[Remainder of Page Intentionally Left Blank]

        This Irrevocable Proxy is irrevocable (to the fullest extent permitted by law). This Irrevocable Proxy shall terminate, and be of no further force and effect, automatically upon the Expiration Date.

Dated: October , 2003
Signature
Shares beneficially owned:
shares of Company Common Stock
shares of Company Common Stock issuable upon exercise of outstanding options or warrants

[IRREVOCABLE PROXY]

EXHIBIT B
ACQUIROR SHARES PROXY

IRREVOCABLE PROXY

        The undersigned hereby irrevocably (to the fullest extent permitted by law) appoints Michael Cutrer, President and Chief Executive Officer and Alan Edrick, Senior Vice Presdient and Chief Financial Officer, respectively, of North American Scientific, Inc., a Delaware corporation ("Acquiror"), and each of them, as the sole and exclusive attorneys and proxies of the undersigned, with full power of substitution and resubstitution, to vote and exercise all voting and related rights (to the full extent that the undersigned is entitled to do so) with respect to all of the shares of capital stock of Acquiror that are owned of record by the undersigned as of the date of any meeting of stockholders of Acquiror called (and at every adjournment or postponement thereof), and as of the date that any proposed action or approval by written consent of the stockholders of Acquiror solicited, for the purpose of the election of directors of Acquiror (collectively, the "Acquiror Shares") in accordance with the terms of this Irrevocable Proxy. As used herein, the "Merger Agreement" shall mean the Agreement and Plan of Merger, dated as of October 26, 2003, among Acquiror, AM Capital I, Inc., a Delaware corporation and wholly-owned subsidiary of Acquiror ("Merger Sub"), and NOMOS Corporation, a Delaware corporation ("Company"), which provides for the merger (the "Merger") of Company with and into Merger Sub and the other transactions contemplated by the Merger Agreement. Upon the undersigned's execution of this Irrevocable Proxy, any and all prior proxies provided by the undersigned with respect to any Acquiror Shares are hereby revoked and the undersigned agrees not to grant any subsequent proxies with respect to the Acquiror Shares until after the Expiration Date (as such term is hereinafter defined).

        This Irrevocable Proxy is irrevocable (to the fullest extent permitted by applicable law), is coupled with an interest and is granted pursuant to the Voting Agreement of even date herewith between Acquiror and the undersigned (the "Voting Agreement") and is granted in consideration of Acquiror entering into the Merger Agreement. As used herein, the term "Expiration Date" shall mean the earlier to occur of (i) such date and time as the Merger Agreement shall have been validly terminated pursuant to Article IX thereof or (ii) the second anniversary of the date on which the consummation of the Merger (pursuant to the terms of the Merger Agreement) occurs.

        The attorneys and proxies named herein are, and each of them hereby is, authorized and empowered by the undersigned, at any time prior to the Expiration Date, to act as the undersigned's attorney and proxy to vote the Acquiror Shares, and to exercise all voting consent and similar rights of the undersigned with respect to the Acquiror Shares (including, without limitation, the power to execute and deliver written consents) at every annual, special or adjourned meeting of stockholders of Acquiror and in every proposed written consent in lieu of any such meeting in favor of the election of the individuals nominated by a majority of the Acquiror Board Designees (as such term is defined herein) (or the successors thereto) to the board of directors of Acquiror (the "Acquiror Board") so long as (i) the undersigned or an individual nominated by the undersigned, provided that the undersigned has timely presented such individual to the Acquiror Board Designees (the "Chairman Nominee"), is among the individuals nominated by a majority of the Acquiror Board Designees (unless a majority of the Acquiror Board Designees has reasonably determined that each of the first three individuals nominated by the undersigned to be the Chairman Nominee for such election are not qualified or suitable to be a director of the Acquiror) and (ii) John Manzetti or an individual nominated by the undersigned, provided that the undersigned has timely presented such individual to the Acquiror Board Designees (the "Manzetti Nominee"), is among the individuals nominated by a majority of the Acquiror Board Designees (unless a majority of the Acquiror Board Designees has reasonably determined that each of the first three individuals nominated by the undersigned to be the Manzetti Nominee for such election are not qualified or suitable to be a director of the Acquiror). As used herein, the "Acquiror Board Designees" shall mean the seven members of the Acquiror Board (or their successors) after the Effective Time (as such term is defined herein) that were also members of the Acquiror Board immediately prior to the Effective Time. As used herein, the "Effective Time" shall mean the effective time of the Merger which is the time of filing of the Certificate of Merger for the Merger with the Secretary of State of the State of Delaware in accordance with the General Corporation Law of the State of Delaware or at such later time which the parties to the Merger Agreement shall have agreed upon and designated in the Certificate of Merger for the Merger as the effective time of the Merger.

        The attorneys and proxies named herein may not exercise this Irrevocable Proxy on any other matter except as provided herein. The undersigned may vote the Acquiror Shares on all other matters so long as such vote is not inconsistent with any matters specifically covered by this Irrevocable Proxy.

        Any obligation of the undersigned hereunder shall be binding upon the successors and assigns of the undersigned.

[Remainder of Page Intentionally Left Blank]

        This Irrevocable Proxy is irrevocable (to the fullest extent permitted by law). This Irrevocable Proxy shall terminate, and be of no further force and effect, automatically upon the Expiration Date.

Dated: October    , 2003

Signature

[IRREVOCABLE PROXY]

Schedule 5.2(a)

1.     Liens

        Shareholder Agreement dated as of March 2, 2001, among NOMOS Corporation and the persons listed on Schedule A thereto..

2.     Agreements to Acquire Shares

        Put Agreement dated as of February 9, 2001, between John A. Friede and Robert W. Hill.

Annex C

FORM OF VOTING TRUST AGREEMENT

        This VOTING TRUST AGREEMENT (this "Agreement") is made as of                             , 2003, among John A. Friede ("Company Chairman") and the other stockholders of North American Scientific, Inc., a corporation organized and existing under the laws of Delaware (the "Corporation"), who shall join in and become parties to this Agreement (collectively, the "Depositors") and                        ,                         and                         , as Trustees (collectively, the "Trustees").

        WHEREAS, the Corporation entered into an Agreement and Plan of Merger, dated as of October 26, 2003 (the "Merger Agreement"), with NOMOS Corporation, a Delaware corporation ("Target"), and AM Capital I, Inc., a Delaware corporation ("Merger Sub"), pursuant to which Target will merge with and into Merger Sub and the Merger Sub shall continue as the surviving corporation and a wholly-owned subsidiary of the Corporation (the "Merger");

        WHEREAS, as a result of the Merger, Company Chairman the largest stockholder of Target, will become the largest stockholder of the Corporation;

        WHEREAS, Company Chairman has entered into that certain Voting Agreement, dated as of October 26, 2003 (the "Voting Agreement"), with the Corporation, which prohibits Company Chairman from acquiring "beneficial ownership" (as defined in Rule 13d-3 promulgated under the Securities Exchange Act of 1934) of any Acquiror Shares, as defined in Voting Agreement (such Acquiror Shares being referred to herein, collectively, as the "New Shares"), unless such New Shares are (a) acquired in connection with the transactions contemplated by the Merger Agreement (collectively, the "Merger Shares"), (b) acquired as a result of the exercise of stock options (i) held by Company Chairman as of the effective date of the Merger or (ii) granted to Company Chairman by the Corporation in connection with the services provided by Company Chairman as a member of the Board of Directors of the Corporation (collectively, the "Option Shares") or (c) deposited into the voting trust created hereunder (the "Trust");

        WHEREAS, with a view to the safe and competent management of the Corporation in the best interests of all the stockholders thereof, the Corporation and the Depositors desire to create the Trust in the manner set forth in;

        WHEREAS, the Depositors desire to enter into this Agreement to achieve the aforementioned objectives; and

        WHEREAS, the Trustees have consented to act as trustees hereunder upon the terms and conditions hereinafter set forth;

        NOW, THEREFORE, in consideration of the mutual covenants herein, the parties hereto, intending to be legally bound, hereby agree as follows:

          1.    Transfer of Stock to the Trustees.

            (a)   Each Depositor shall deposit with the Trustees the certificates representing all New Shares that are not Merger Shares or Option Shares now or at any time hereafter owned by such Depositor and hereby authorizes and empowers the Trustees to cause the transfer of such deposited New Shares to be made and to do all things necessary for the transfer of such New Shares to the Trustees on the books of the Corporation, and to make or cause to be made any further transfer of such New Shares that may become necessary through the occurrence of any change in the Trustees to be held on behalf of such Depositor or as requested by such Depositor in accordance with subsection (b) of this Section 1.

            (b)   (b) Notwithstanding anything contained herein to the contrary, at any time and from time to time during the term of this Agreement,

                (i)  each Depositor may cause the Trustees to offer to sell, contract to sell, or sell, dispose of, loan, pledge, grant any rights with respect to, or otherwise transfer for value or otherwise (any such transaction or action being referred to herein as a "Disposition"), any New Shares held by the Trustee on behalf of such Depositor (i) on the open market, (ii) as a bona fide gift or gifts, provided that the donee or donees thereof agree to be bound in writing by the restrictions and other terms set forth herein, (iii) to members of the undersigned's immediate family or to any trust for the direct or indirect benefit of the undersigned or the immediate family of the undersigned, provided that the transferees thereof agree to be bound in writing by the restrictions and other terms set forth herein or (iv) with the prior consent of the Corporation; provided, however, that in the event that a Depositor desires to cause the Trustees to engage in any such Disposition of New Shares, such Depositor shall notify the Trustee in writing of such request and deliver to the Trustee the Voting Trust Certificates representing the New Shares intended to be so transferred, and, subject to the limitations set forth in this subsection (b)(i), the Trustee shall cause to be made such Disposition with respect to such New Shares in the manner so requested; and

               (ii)  each Depositor may engage in a Disposition of any Voting Trust Certificates held by such Depositor (i) as a bona fide gift or gifts, provided that the donee or donees thereof agree in writing to be bound by the restrictions and other terms set forth herein, (iii) to members of the undersigned's immediate family or to any trust for the direct or indirect benefit of the undersigned or the immediate family of the undersigned, provided that the transferees thereof agree to be bound in writing by the restrictions and other terms set forth herein or (iv) with the prior consent of the Corporation; provided, however, that in the event that a Depositor desires to engage in any such Disposition with respect to any Voting Trust Certicates, such Depositor shall notify the Trustee in writing of such Disposition.

            (c)   For purposes of this Agreement, "immediate family" of any Depositor shall mean (i) such Depositor, (ii) any spouse, lineal descendant or antecedent, father, mother, brother or sister of such Depositor or (iii) any estate, trust, guardianship, custodianship or other fiduciary arrangement for the primary benefit of any one or more individuals named or described in (i) or (ii) above.

          2.    Trustees to Hold Subject to Agreement.    The Trustees shall hold the New Shares so transferred to them upon the terms and conditions set forth herein.

          3.    Issuance of Stock Certificates to Trustees.    Each Trustee shall surrender to the proper officers of the Corporation for cancellation all stock certificates evidencing New Shares which shall be assigned and delivered to such Trustee to be held on behalf of the Depositor pursuant to this Agreement, and in their stead shall procure new stock certificates to be issued to them as Trustees under this Agreement. On each certificate so issued, it shall be stated that it is issued pursuant to this Agreement, and that fact shall also be stated in the stock ledger or other appropriate records of the Corporation.

          4.    Voting Trust Certificates.    The Trustees shall issue to each Depositor a Voting Trust Certificate, substantially in the form of Exhibit A attached hereto (a "Voting Trust Certificate"), for the number of New Shares evidenced by the stock certificates transferred hereunder by such Depositor to the Trustees. Each such Voting Trust Certificate shall state that it is issued under this Agreement and shall set forth the number of New Shares represented by the beneficial interest thereunder of the person to whom it is issued. The Trustees shall keep a list of all New Shares transferred to them, and shall also keep a record of all Voting Trust Certificates issued or transferred on their books, which records shall contain the names and addresses of the Voting Trust Certificate holders and the number of shares represented by each such certificate. Such list and record shall be open at all reasonable times to the inspection upon the books of the Trustees.

          5.    Initial Trustees.    The Initial Trustees shall be            ,                         and                         .

          6.    Restriction on Transfer of New Shares and Voting Trust Certificates.    The Trustees shall not sell or transfer any New Shares or interest therein except in accordance herewith, unless otherwise permitted under Section 1. Each Depositor agrees that during the term of this Agreement, he or it not sell or transfer any Voting Trust Certificates or interest therein.

          7.    Trustees to Vote Stock.    The Trustees shall have full power and authority, and are hereby fully empowered and authorized to represent and act in the name and stead of, the holders of the Voting Trust Certificates evidencing the New Shares transferred to the Trustee hereunder, including (without limitation) such Trustee having the right to vote in person or proxy or to act by written consent or waiver with respect to the said New Shares at all meetings of the stockholders of the Corporation, in the election of directors and upon any and all matters in question, as fully as any stockholder might do if personally present, and to vote such New Shares, as in the judgment of the Trustees or a majority of them may be for the best interest of the Corporation.

          8.    Trustees' Liability.    The Trustees shall use their best judgment in voting the New Shares transferred to such Trustee, but shall not be liable for any vote cast or not cast, or consent given or not given by him, in good faith, and in the absence of gross negligence or willful misconduct.

          9.    Dividends and Distributions.    The Trustees shall collect and receive all dividends or other distributions that may accrue or be paid upon the New Shares and shall divide and pay the same among the Voting Trust Certificate holders in proportion to the number of New Shares respectively represented by their Voting Trust Certificates, except that any such dividends or other distributions that are evidenced by instruments carrying the right to vote shall be retained in the Trust by the Trustees and Voting Trust Certificates therefor issued by the Trustees.

          10.    Trustees' Compensation and Indemnity.    The Trustees shall not be entitled to compensation for their services hereunder, but the Trustees shall be entitled to be indemnified fully by the Depositors against all costs, charges, expenses and other liabilities, including (without limitation) reasonable attorney's fees, properly incurred by the Trustees in the exercise of any power conferred upon them by this Agreement, and the Depositors shall, jointly and severally, hold the Trustees harmless and keep them indemnified from and against any and all costs, charges, expenses, and other liabilities, including reasonable attorney's fees, the Trustee of and from all loss or damage which he may sustain or be put to by reason of anything he may lawfully do in the execution of his duties under the Trust, unless such Trustee has acted in bad faith, gross negligence or willful misconduct.

          11.    Appointment of Additional and Successor Trustees.    The Trustees may appoint one or more additional persons to act as Trustees under the Trust, and any person or persons so appointed shall thereupon be vested with all the duties, powers and authority of a Trustee as if originally named in this Agreement; provided that if there are two or more Trustees of the Trust at any one time, such Trustees shall act by the vote of a majority of them. Each Trustee may revocably designate the person to succeed him as Trustee in the future in the event of his death, resignation, inability or refusal to act as Trustee by notifying the Corporation in writing of such designation. In the event of the death, resignation, inability or refusal to act of all (i) persons serving hereunder as Trustees, and (ii) persons designated as successor Trustees, at any time, the Depositors who hold a majority of the outstanding Stock shall appoint one and may appoint two, Trustees to fill the vacancy(ies) thereby created, and any person or persons so appointed shall thereupon be vested with all the duties, powers and authority of a Trustee as if originally named in this Agreement. The Depositors hereby direct, and consent to, such action by the Trustees.

          12.    Continuance and Termination of Trust.    The Trust created by this Agreement shall be continued until the second anniversary of the Closing Date, at which time it will immediately terminate. Upon the termination of the Trust, the Trustees shall (i) promptly surrender to the proper officers of the Corporation for cancellation all stock certificates evidencing New Shares held by such Trustee on behalf of the Depositors, (ii) procure new stock certificates evidencing such number of New Shares represented by the Voting Trust Certificates (subject to stock split, reclassifications, stock dividend and the like) held by such Depositors to be issued to and in the name of such Depositors and (iii) upon delivery to the Trustees of such Voting Trust Certificates, deliver or cause to be delivered to such Depositor such stock certificates, together with any dividends or distributions that accrued but remained unpaid upon such New Shares.

          13.    Notice.    All notices to be given to the Voting Trust Certificate holders may be given by ordinary mail, or may be delivered personally, to the registered holders at the addresses appearing on the books kept by the Trustees.

          14.    Loss or Destruction of Trust Certificates.    In case any Voting Trust Certificate issued under this Agreement shall become mutilated, destroyed, stolen or lost, the Trustee, in his discretion, may issue a new Voting Trust Certificate in exchange therefor for a like number and class of New Shares. The applicant for such substituted Voting Trust Certificate shall furnish to the Trustees evidence to his satisfaction of the mutilation, destruction, theft, or loss of such Voting Trust Certificate, together with such indemnity as the Trustee in his discretion may require.

          15.    Legend on Voting Trust Certificates.    All Voting Trust Certificates issued by the Trustee hereunder shall have endorsed thereon the following legend:

      THE SALE, TRANSFER OR ENCUMBRANCE OF THIS CERTIFICATE IS SUBJECT TO AND RESTRICTED BY THE VOTING TRUST AGREEMENT, DATED AS OF                            , 2003. A COPY OF THE VOTING TRUST AGREEMENT IS ON FILE IN THE OFFICE OF THE CORPORATION. BY ACCEPTING THE INTEREST IN SHARES OF STOCK EVIDENCED BY THIS CERTIFICATE, THE HOLDER AGREES TO BE BOUND BY THE VOTING TRUST AGREEMENT.

          16.    Miscellaneous Provisions.

            (a)    Inspection.    A counterpart of this Agreement and of any amendment hereto shall be deposited with the Corporation at its registered office in Delaware where it shall be open to the inspection of any Voting Trust Certificate holder or any stockholder of the Corporation, in person or by agent or attorney, daily during business hours for any proper purpose.

            (b)    Governing Law.    This Agreement shall be construed in accordance with and governed by the laws of the State of Delaware.

            (c)    Binding Effect.    This Agreement shall inure to the benefit of and shall be binding upon the parties hereto, their respective heirs, executors, administrators, successors and assigns.

            (d)    Headings.    The headings of the sections are inserted for convenience only and shall not be deemed to constitute a part of this Agreement.

        IN WITNESS WHEREOF, the Depositors have hereunto set their hand and seal, and the Trustees, in token of their acceptance hereby created, have hereunto set their hand as of the date first written above.

DEPOSITORS:

John A. Friede

TRUSTEES:

RECEIPT FOR VOTING TRUST AGREEMENT
THE UNDERSIGNED CORPORATION HAS RECEIVED A COUNTERPART OF THE WITHIN AGREEMENT, WHICH HAS BEEN DEPOSITED WITH THE UNDERSIGNED THIS DAY OF , 2003.
NORTH AMERICAN SCIENTIFIC, INC.

By:
Its:

EXHIBIT A

TRUST CERTIFICATE NO.	Shares Common Stock, $0.01 per share par value

VOTING TRUST CERTIFICATE

        THIS IS TO CERTIFY, that John A. Friede (hereinafter referred to as the "Depositor") has deposited under the Voting Trust Agreement described below a certificate or certificates for            shares (hereinafter referred to as "Shares") of Common Stock, $0.01 per share par value, of North American Scientific, Inc., a corporation organized and existing under the laws of the State of Delaware (the "Corporation").

        THE SALE, TRANSFER OR ENCUMBRANCE OF THIS CERTIFICATE IS SUBJECT TO AND RESTRICTED BY THE VOTING TRUST AGREEMENT DATED                            , 2003. A COPY OF THE VOTING TRUST AGREEMENT IS ON FILE IN THE OFFICE OF THE CORPORATION. BY ACCEPTING THE INTEREST IN SHARES OF STOCK EVIDENCED BY THIS CERTIFICATE, THE HOLDER AGREES TO BE BOUND BY THE VOTING TRUST AGREEMENT.

        This certificate (this "Certificate") is issued under and pursuant to, and the rights of the Depositor are subject to and limited by, the terms and conditions of a Voting Trust Agreement dated as of the    day of             , 2003 (the "Voting Trust Agreement"), by and among the owners and holders of certain securities of the Corporation and the Trustees named therein and their successors thereunder (the "Trustees"). A duplicate original of the Voting Trust Agreement has been filed in and will be found at the registered office of the Corporation in Delaware and is and will be open to the inspection of any Voting Trust Certificate holder or any stockholder of the Corporation, in person or by agent or attorney, daily during business hours for any proper purpose.

        Upon the termination of the Voting Trust Agreement, the Depositor, or his registered assigns, shall be entitled to receive a certificate or certificates for the number and class of Shares deposited pursuant to this Voting Trust Certificate (subject to stock split, reclassifications, stock dividend and the like). Until the actual delivery to the Depositor of the certificate or certificates represented or called for hereby, the Trustees shall possess, and shall be entitled to exercise, all rights and powers of absolute owners and holders of record of the Shares deposited hereunder, including the right to vote for every purpose and to consent to or waive any corporate act of the Corporation of any kind, it being expressly stipulated that no voting right, or right to give consents or waivers in respect of such Shares, passes to the Depositor or its assigns by or under this Certificate or by or under any agreement, express or implied.

        IN WITNESS WHEREOF, the Trustees have signed this certificate this            day of            , 2003.

, Trustee
, Trustee
, Trustee

Annex D

FORM OF INDEMNIFICATION ESCROW AGREEMENT

        This INDEMNIFICATION ESCROW AGREEMENT, dated as of                            , 200             (this "Agreement"), is made and entered into by and among NOMOS Corporation, a Delaware corporation (the "Company"), John A. Friede, on behalf of the Company's stockholders (the "Stockholder Representative"), North American Scientific, Inc., a Delaware corporation ("Acquiror"), and U.S. Bank National Association, a national banking association ("Escrow Agent"), in connection with the Agreement and Plan of Merger, dated as of October    , 2003 (the "Merger Agreement"), among the Company, Acquiror and AM Capital I, Inc., a Delaware corporation and wholly-owned subsidiary of Acquiror ("Merger Sub").

W I T N E S S E T H:

        WHEREAS, pursuant to Section 3.6 of the Merger Agreement, the Company, on behalf of its stockholders (collectively, the "Stockholders"), has agreed to make available to Acquiror and the Surviving Corporation an escrow fund to compensate such parties for certain Indemnified Losses (as such term is defined in the Merger Agreement);

        NOW, THEREFORE, in consideration of the foregoing premises and the mutual obligations herein, the parties hereto, intending to be legally bound, hereby agree as follows:

        1.    DEFINITIONS.    All capitalized terms used but not defined herein are used herein as defined in the Merger Agreement.

        2.    ESTABLISHMENT OF ESCROW.    As of the Closing, Acquiror shall deliver, or cause its transfer agent to deliver, to the Escrow Agent for deposit into escrow hereunder (the "Escrow Fund"): (a) a certificate evidencing 10 percent of the shares of Acquiror Common Stock to be issued in the Merger as required by Section 3.6 of the Merger Agreement (collectively, the "Escrowed Shares"), registered in the name of the Escrow Agent as nominee for the Stockholders, and (b) an aggregate amount of cash equal to 10 percent of the aggregate amount of cash to be paid in the Merger pursuant to Section 3.3 of the Merger Agreement as required by Section 3.6 of the Merger Agreement (the "Escrowed Cash"). The Escrow Agent agrees to establish the Escrow Fund in the manner set forth herein. The Escrow Agent shall have no duty to confirm or verify the accuracy or correctness of the amount of any Escrowed Shares or Escrowed Cash deposited with it hereunder.

        3.    MAINTENANCE OF THE ESCROW.

          (a)   The Escrow Agent shall establish a separate account (each, a "Subaccount") for each Stockholder for the number of Escrowed Shares and such portion of the Escrowed Cash as set forth opposite such Stockholder's name on Annex A attached hereto (the "Stockholder List"). The ratio of the number of Escrowed Shares listed opposite a given Stockholder's name on the Stockholder List to the total number of Escrowed Shares set forth on the Stockholder List is referred to herein as such Stockholder's "Proportional Interest in Shares." The ratio of the amount of Escrowed Cash listed opposite a given Stockholder's name on the Stockholder List to the total amount of Escrowed Cash set forth on the Stockholder List is referred to herein as such Stockholder's "Proportional Interest in Cash." A Stockholder's Proportional Interest in Shares and Proportional Interest in Cash shall collectively be referred to herein as such Stockholder's "Proportional Interest."

          (b)   The Escrow Agent shall invest the Escrowed Cash at the written direction of the Stockholder Representative in any of the following (collectively the "Permitted Investments"): (i) United States Treasury Bills maturing within ninety-one (91) days of the date of purchase,

  (ii) demand deposit accounts, money market deposit accounts and certificates of deposit with a term not greater than ninety (90) days with a United States depository having a reported capital and surplus of not less than $50 million and (iii) commercial paper which is rated on the date of purchase in one of the two highest rating categories by both Standard and Poor's Ratings Group and Moody's Investors Service, Inc. and matures not more than ninety (90) days from the date of purchase. In the absence of duly authorized and complete directions regarding investment of cash held in the Account from the Stockholder Representative, Agent shall automatically invest and reinvest the same in units of the money market mutual funds identified on Annex C attached hereto and incorporated herein, which funds may be managed by an affiliate of the Agent. Any income earned or accrued with respect to the Escrowed Cash shall become a part of the Escrow Fund (but shall not be used to satisfy any claims by Acquiror Indemnified Parties pursuant to Section 5 herein) and credited proportionately to the Subaccounts into which the Escrowed Cash was initially deposited on the date hereof. The Escrow Agent shall have no liability for any loss incurred as a result of investments made or liquidated by it in accordance with the provisions of this Agreement.

          (c)   Any distributions in respect of the Escrowed Shares for stock splits, stock combinations, recapitalizations and similar transactions received by the Escrow Agent shall become a part of the Escrow Fund, credited proportionately to the Subaccounts of the Stockholders in accordance with the applicable Proportional Interest in Shares and shall be considered Escrowed Shares for all purposes hereof. In the event the Escrowed Shares are reclassified or otherwise changed into or exchanged for other securities, property or cash pursuant to any merger, consolidation, sale of assets or liquidation or other transaction, the securities, cash or other property received by the Escrow Agent in respect of the Escrowed Shares shall become a part of the Escrow Fund, credited proportionately to the Subaccounts in accordance with the applicable Proportional Interest in Shares and shall be considered Escrowed Shares for all purposes hereof. All other distributions in respect of the Escrowed Shares received by the Escrow Agent shall become a part of the Escrow Fund (but shall not be used to satisfy any claims by Acquiror Indemnified Parties pursuant to Section 5 herein) and credited proportionately to the Subaccounts of the Stockholders in accordance with the applicable Proportional Interest in Shares.

          (d)   The Escrow Agent shall maintain records reflecting each Stockholder's Proportional Interest in the Escrow Fund and shall adjust each Subaccount to reflect distributions from, and additions or substitutions to, the Escrow Fund. The Escrow Agent is hereby granted the power to effect any transfer or distribution of all or any portion of the Escrowed Fund required by this Agreement. Acquiror shall cooperate with the Escrow Agent in promptly issuing, or causing its transfer agent to promptly issue, such stock certificates as shall be required to effect transfers of Escrowed Shares required by this Agreement. All Escrowed Shares and other securities held in the Escrow Fund shall be registered in the name of the Escrow Agent as nominee for the Stockholders in the respective amounts set forth on the Stockholder List. Notwithstanding the above, upon the determination by Acquiror that a Stockholder has perfected its dissenter's right of appraisal under applicable Delaware law, Acquiror shall deliver to the Escrow Agent a revised Stockholder List that removes such Stockholder from the Stockholder List and reflects such removal in calculating the Proportional Interest of all other Stockholders, which shall replace, in its entirety, Annex A attached hereto.

          (e)   All dividends, distributions, interest and gains earned or realized on the Escrow Fund (collectively "Earnings") and credited to each Subaccount shall be treated as having been received by the Stockholders to whose Subaccount the Earnings are credited for tax purposes. The Stockholder List sets forth each Stockholder's address and Taxpayer Identification Number. The Escrow Agent shall file information returns with the United States Internal Revenue Service and distribute payee statements to the Stockholders, documenting such Earnings. Stockholder

  Representative shall provide to the Escrow Agent all forms and information necessary to complete such information returns and payee statements. In the event the Escrow Agent becomes liable for the payment of taxes, including withholding taxes, relating to any Earnings or any payment made hereunder, the Escrow Agent may deduct such taxes from the Escrow Fund.

        4.    ADMINISTRATION OF ESCROW FUND.

          (a)   Subject to the provisions of Article XII of the Merger Agreement and Sections 5 of this Agreement, the Escrow Fund shall be available to compensate the Acquiror Indemnified Parties (as such term is defined in the Merger Agreement) for any Indemnified Losses (as defined in the Merger Agreement).

          (b)   No Escrowed Shares or any beneficial interest therein or any other portion of the Escrow Fund may be pledged, sold, assigned or transferred, including by operation of law, by any Stockholder or be taken or reached by any legal or equitable process in satisfaction of any debt or other liability of any such Stockholder, prior to the delivery and transfer to such Stockholder of such Stockholder's Proportional Interest of the Escrow Fund by the Escrow Agent as provided herein.

          (c)   The Escrow Agent shall hold and safeguard the Escrow Fund during the Escrow Period, shall not treat the Escrow Fund as the property of Acquiror and shall hold and dispose of the Escrow Fund only in accordance with the terms hereof. Any distributions in respect of shares of Acquiror Common Stock transferred from the Escrow Fund shall not be added to the Escrow Fund but shall be distributed to the record holders thereof.

          (d)   Each Stockholder shall be deemed the record holder of, and shall have voting, dividend, distribution and all other rights in respect of, the shares of Acquiror Common Stock contributed to the Escrow Fund on behalf of such Stockholder in accordance with the Stockholder List. The Escrow Agent shall promptly forward, or cause to be forwarded, copies of any proxies, proxy statements and other soliciting materials which it receives to the Stockholders, and shall vote the applicable portion of the Escrowed Shares in accordance with any written instructions timely received by the Stockholders. Absent any such written instructions, the Escrow Agent shall not vote any Escrowed Shares.

          (e)   Within 10 days following the second anniversary of the Effective Time (the "Escrow Termination Date"), Escrow Agent shall deliver to the Stockholders, in accordance with their respective Proportional Interest in Cash and Proportional Interest in Shares, all remaining amounts in the Escrow Fund that are not then subject to any unsatisfied Claims specified in any Claim Certificate delivered to the Stockholder Representative and the Escrow Agent before the Escrow Termination Date with respect to facts and circumstances existing prior to the Escrow Termination Date ("Pending Claims"); provided, however, that (i) a Claim Certificate shall be deemed to have been given hereunder with respect to any Indemnified Loss sought to be collected from an insurance company by an Acquiror Indemnified Party under Section 12.4 of the Merger Agreement if such Indemnified Loss was incurred within six months prior to the Escrow Termination Date, and notwithstanding such collection efforts the Acquiror shall deliver such Claim Certificate prior to the Escrow Termination Date and (ii) promptly upon the resolution of all of such Pending Claims in accordance with the provisions of Article XII of the Merger Agreement and Sections 5 of this Agreement, Escrow Agent shall deliver to the Stockholders, in accordance with their respective Proportional Interests, all remaining amounts in the Escrow Fund not required to satisfy the Pending Claims.

        5.    CLAIMS FOR INDEMNIFICATION AGAINST THE ESCROW FUND.

          (a)   The Acquiror Indemnified Parties shall make any claims for Indemnified Losses to be satisfied from the Escrow Fund by delivering a Claim Certificate (as defined below) to the Escrow

  Agent and, concurrently, a copy of such Claim Certificate to the Stockholder Representative. For purposes hereof, "Claim Certificate" shall mean a certificate signed by any officer of Acquiror or the Surviving Corporation, as the case may be. Such Claim Certificate shall (i) state that the Acquiror Indemnified Party claiming indemnification has paid, incurred or properly accrued or reasonably anticipates that it will have to pay, incur or accrue Indemnified Losses and the amount of such Indemnified Losses ("Claim Amount") and (ii) specify in reasonable detail the individual items of Indemnified Losses included in the amount so stated, the date each such item was paid, incurred or properly accrued or the basis for such anticipated liability and the nature of the misrepresentation, breach of warranty or covenant to which such Indemnified Losses are related. Unless the Stockholder Representative shall have delivered an Objection (as defined below) in accordance with Section 5(b) hereof, the Escrow Agent shall, on the 30th day (or such earlier day as the Stockholder Representative shall authorize in writing to the Escrow Agent) after receipt of a Claim Certificate, deliver to the Acquiror Indemnified Party (in accordance with Sections 5(d) and 5(e) below) the portion of the Escrow Fund equal to Claim Amount.

          (b)   If the Stockholder Representative objects to any claim or claims made in any Claim Certificate to recover Indemnified Losses, the Stockholder Representative must deliver to the Escrow Agent a writing setting forth the basis for such objection within 30 days after delivery of the Claim Certificate to the Stockholder Representative (an "Objection"). Within 10 days of receipt of an Objection properly made, the Escrow Agent shall deliver to the Acquiror Indemnified Party from the Escrow Fund such portion of the Claim Amount, if any, which is not subject to such Objection. Thereafter, the Escrow Agent shall not distribute to the Acquiror Indemnified Party any further portion of the Claim Amount stated in the Claim Certificate which is subject to such Objection out of the Escrow Fund until the Escrow Agent shall have received (A) a certified copy of any final non-appealable judicial order or judgment determining the dispute and setting forth the portion of the Claim Amount, if any, which such Acquiror Indemnified Party is entitled to receive out of the Escrow Fund with respect to such Objection or (B) a copy of a written memorandum signed by the Acquiror Indemnified Party and the Stockholder Representative resolving such dispute and setting forth the amount of the Claim Amount, if any, which such Acquiror Indemnified Party is entitled to receive out of the Escrow Fund with respect to such Objection, in either case, in accordance with Section 5(c) below. The Escrow Agent will deliver such portion of the Claim Amount from the Escrow Fund to the Acquiror Indemnified Party within ten (10) days after the receipt of such final non-appealable judicial order, judgment or signed memorandum, as the case may be.

          (c)   If the Stockholder Representative has delivered an Objection and the Stockholder Representative and the Acquiror Indemnified Parties have agreed upon the rights of the respective parties with respect to each claim for indemnification hereunder subject to such Objection, then a memorandum setting forth such agreement shall be prepared and signed by the Stockholder Representative and the Acquiror Indemnified Parties and furnished to the Escrow Agent. Such memorandum shall state the portion of the Claim Amount to be distributed to the Acquiror Indemnified Party out of the Escrow Fund in connection with such Objection. The Escrow Agent shall be entitled to rely on any such memorandum and distribute such portion of the Claim Amount out of the Escrow Fund in accordance with the terms thereof. If no agreement is reached by the parties, then Acquiror or the Surviving Corporation or the Stockholder Representative, on behalf of the Stockholders, may commence legal action either to obtain a judicial determination of the dispute (unless the amount of the Indemnified Losses at issue is pending litigation with a third party, in which event the action shall not be commenced until the amount of such Indemnified Losses is ascertained or such parties agree to the commencement of such action).

          (d)   All distributions of the Escrow Fund pursuant to this Section 5 shall be made with a combination of Escrowed Shares and Escrowed Cash in such respective amounts determined as follows: (i) a number of Escrowed Shares with an aggregate Acquiror Stock Price (as defined below) equal to the Escrowed Shares Percentage (as defined below) multiplied by the amount of the payable portion of the Claim Amount and (ii) an amount of Escrowed Cash equal to the Escrowed Cash Percentage (as defined below) multiplied by the amount of the payable portion of the Claim Amount. For purposes hereof, "Escrowed Shares Percentage" shall mean 80 percent and "Escrowed Cash Percentage" shall mean 20 percent.

          (e)   For the purposes of determining the number of Escrowed Shares to be delivered to Acquiror out of the Escrow Fund pursuant to this Section 5, each share of Acquiror Common Stock shall be valued at the Acquiror Stock Price (as adjusted, as applicable, for any stock splits, stock combinations, recapitalizations and similar actions or transactions). For purposes of this Agreement "Acquiror Stock Price" shall mean the average closing price of the Acquiror Common Stock on the Nasdaq National Market as reported in The Wall Street Journal for the five (5) trading days ending one (1) business day prior to date that the Escrowed Shares are distributed out of the Escrow Fund by the Escrow Agent; provided, however, in the event that an Objection is made with respect to a Claim then the Acquiror Stock Price shall mean the average closing price of the Acquiror Common Stock on the Nasdaq National Market as reported in The Wall Street Journal for the five (5) consecutive trading days ending (1) business day prior to the date that the Claim is delivered to the Stockholder Representative.

          (f)    Whenever this Agreement provides that the Escrow Agent shall disburse Escrowed Shares to an Acquiror Indemnified Party, the Escrow Agent shall deliver to the transfer agent for the Acquiror the stock certificate representing such Escrowed Shares and the transfer agent shall deliver to the Escrow Agent one stock certificate representing the number of shares to be delivered to the Acquiror Indemnified Party and another stock certificate representing the balance of Escrowed Shares remaining. The Escrow Agent shall then deliver to the Acquiror Indemnified Party a stock certificate representing the appropriate number of Escrowed Shares determined in accordance with Sections 5(d) and 5(e). Deliveries of Escrowed Shares pursuant to this Section 5 shall made on a pro rata basis from the Escrow Fund in accordance with the Stockholders' respective Proportional Interests in Shares.

        6.    LIMITATIONS ON CLAIMS FROM ESCROW FUND.    The rights of the Acquiror Indemnified Parties to make any claims against the Escrow Fund shall be subject to all of the limitations set forth in the Merger Agreement, including, without limitation, the limitations set forth in Section 12.4 thereof.

        7.    STOCKHOLDER REPRESENTATIVE.

          (a)   By virtue of the approval of the Merger Agreement by the holders of Company Common Stock and Company Preferred Stock (as such terms are defined in the Merger Agreement), John A. Friede shall (subject to Section 7(d) hereof) be the Stockholder Representative hereunder and shall be constituted and appointed as agent and attorney-in-fact for and on behalf of each of the Stockholders. The Stockholder Representative shall have full power and authority to represent all of the Stockholders and their successors with respect to all matters arising under this Agreement and all actions taken by the Stockholder Representative hereunder and thereunder shall be binding upon all Stockholders and their successors as if expressly confirmed and ratified in writing by each of them, including, without limitation, resolving all claims relating to the Escrow Fund and any indemnification claims and obligations. The Stockholder Representative shall take any and all actions which such Stockholder Representative believes are necessary or appropriate under this Agreement for and on behalf of the Stockholders, as fully as if such Stockholder Representative were acting on his own behalf, including (without limitation) consenting to, compromising or settling issues with respect to the Escrow Fund and all such indemnity claims with Acquiror or the Surviving Corporation under this Agreement, taking any and all other actions specified in or contemplated by this Agreement, and engaging counsel or accountants in connection with the foregoing matters. Without limiting the generality of the foregoing, the Stockholder Representative shall have full power and authority to interpret all the terms and provisions, and to consent to any amendment, of this Agreement on behalf of all Stockholders and such successors. No bond shall be required of the Stockholder Representative and the Stockholder Representative shall receive no compensation for services hereunder[; provided, however, that Stockholder Representative shall be entitled to reimbursement for reasonable expenses incurred by Stockholder Representative in performing his duties hereunder (including reasonable attorneys' fees), which reimbursement shall be made solely out of the Escrow Fund.

          (b)   The Stockholder Representative shall not be liable to Stockholders for any act done or omitted hereunder as Stockholder Representative while acting in good faith and in the exercise of reasonable judgment, and any act done or omitted pursuant to the written advice of counsel shall be conclusive evidence of such good faith.

          (c)   The Stockholder Representative shall treat confidentially and not disclose any nonpublic information from or about Acquiror or the Surviving Corporation to anyone, except as may be necessary in connection with any legal proceeding to enforce the Stockholder's rights under this Agreement or the Merger Agreement or as otherwise required by law.

          (d)   The Stockholder Representative may resign, and may be removed and a successor named by Stockholders having, in the aggregate, Subaccounts containing at least 50 percent or more of the total fair market value of the Escrow Fund. The Escrow Agent shall be promptly notified in writing of any such change in the Stockholder Representative. Upon any such replacement, the replacement Stockholder Representative shall be deemed the "Stockholder Representative" for all purposes hereunder.

        8.    ACTIONS OF THE STOCKHOLDER REPRESENTATIVE.    A decision, act, consent or instruction of the Stockholder Representative shall be deemed to constitute a decision of all the Stockholders and shall be final, binding and conclusive upon each such Stockholder of the Company, and Acquiror may rely upon any decision, act, consent or instruction of the Stockholder Representative as being the decision, act, consent or instruction of each and every such Stockholder. The Escrow Agent, the Acquiror and the Surviving Corporation are hereby relieved from any liability to any Person for any acts done by them in accordance with such decision, act, consent or instruction of the Stockholder Representative.

        9.    FEES OF THE ESCROW AGENT.    The fees of the Escrow Agent, including the normal costs of administering the Escrow Fund as set forth on the Fee Schedule attached hereto as Annex B, any expenses incurred by the Escrow Agent in performing its obligations pursuant to Section 4(d) herein and all fees and costs associated with the Escrow Agent's administration of Indemnified Losses, shall be paid (i) 50 percent by the Acquiror (out of its own funds), and (ii) fifty percent by the Stockholders (which shall be paid solely out of the Escrow Fund).

        10.    ESCROW AGENT'S DUTIES

          (a)   The Escrow Agent shall be obligated only for the performance of such duties as are specifically set forth herein (and no implied duties).

          (b)   In the event the Escrow Agent reasonably believes any ambiguity or uncertainty exists hereunder or in any notice, instruction, direction, request or other communication, paper or document received by the Escrow Agent hereunder, the Escrow Agent may refrain from taking any action and shall be fully protected and shall not be liable in any way to Acquiror, the Surviving Corporation, the Stockholder Representative or any Stockholder or other Person for refraining from taking such action, unless the Escrow Agent receives written instructions signed by Acquiror and the Stockholder Representative which eliminates such ambiguity or uncertainty to the reasonable satisfaction of Escrow Agent.

        11.    LIABILITY OF THE ESCROW AGENT.    In performing any of its duties under this Agreement, the Escrow Agent shall not be liable to any party for damages, losses or expenses, except in the event of gross negligence or willful misconduct on the part of the Escrow Agent. The Escrow Agent shall not incur any such liability for any action taken or omitted in reliance upon any instrument, including any written statement or affidavit provided for in this Agreement that the Escrow Agent shall reasonably and in good faith believe to be genuine. In addition, the Escrow Agent may consult with independent legal counsel in connection with its duties under this Agreement and shall be fully protected in any act taken, suffered or permitted by it in good faith and reasonable reliance on the advice of counsel. The Escrow Agent shall not be responsible for good faith mistakes with respect to determining and verifying the authority of any Person acting or purporting to act on behalf of any party to this Agreement to the extent the Escrow Agent is not grossly negligent.

        12.    SUCCESSOR ESCROW AGENTS.    Any Person that is the successor of Escrow Agent, by merger, consolidation or transfer of substantially all the business of the Escrow Agent, shall be the Escrow Agent under this Escrow Agreement without further act.

        13.    DISPUTE RESOLUTION.    If any controversy arises between the parties to this Agreement, or with any other party, concerning the subject matter of the Escrow Fund or the terms and conditions hereof, the Escrow Agent will not be required to determine the controversy or to take any action regarding it. The Escrow Agent may hold all documents and funds and may wait for settlement of any such controversy by final appropriate legal proceedings or other means as, in the Escrow Agent's reasonable discretion, it may require, despite what may be set forth elsewhere in this Agreement.

        14.    INDEMNIFICATION OF ESCROW AGENT.    Acquiror [(but only to the extent of the amount available from the Escrow Fund)] and the Stockholder Representative, on behalf of the Stockholders (but only out of, and only to the extent of the amount available from, the Escrow Fund) jointly and severally agree to indemnify and hold the Escrow Agent harmless against any and all losses, claims, damages, liabilities and expenses, including reasonable costs of investigation, outside counsel fees, and disbursements that may be imposed on the Escrow Agent, or incurred by it in connection with the performance of its duties under this Agreement, including but not limited to any arbitration or litigation arising from this Agreement or involving its subject matter, unless such loss, claim, damage, liability or expense shall be caused by the negligence or willful misconduct on the part of the Escrow Agent. Nothing contained in this Section 14 shall impair the respective rights of the Stockholder Representative, on behalf of the Stockholders, and the Acquiror against the other.

        15.    RESIGNATION OF ESCROW AGENT.    The Escrow Agent may resign at any time upon giving at least 30 days written notice to the other parties; provided, however, that no such resignation shall become effective until the appointment of a successor Escrow Agent which shall be accomplished as follows: Acquiror and the Stockholders Representative shall use all reasonable efforts to agree on a successor Escrow Agent within 30 days after receiving such notice. If the parties fail to agree on a successor Escrow Agent within such time, then the Escrow Agent shall have the right to appoint a successor Escrow Agent, provided that the successor so chosen shall have capital, surplus and undivided profits of at least $200,000,000. The successor Escrow Agent shall execute and deliver to the Escrow Agent an instrument accepting such appointment, and the successor Escrow Agent shall, without further acts, be vested with all the property rights, powers and duties of the predecessor Escrow Agent as if originally named as Escrow Agent herein. The predecessor Escrow Agent then shall be discharged from any further duties and liability under this Agreement.

        16.    MISCELLANEOUS.

          (a)   Assignment; Binding Upon Successors and Assigns. None of the parties hereto may assign any of its rights or obligations hereunder without the prior written consent of the other parties;

  provided, however, that the Stockholders' interest in this Agreement and the Escrow Fund (prior to the disbursement thereof) may be transferred by operation of law, intestacy, devise or descent. This Agreement will be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns.

          (b)   Severability. Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable

          (c)   Entire Agreement. This Agreement, the Merger Agreement, the Annexes hereto, the documents referenced herein, and the exhibits thereto, constitute the entire understanding and agreement of the parties hereto with respect to the subject matter hereof and supersede all prior and contemporaneous agreements or understandings, inducements or conditions, express or implied, written or oral, between the parties with respect hereto. The express terms hereof control and supersede any course of performance or trade usage inconsistent with any of the terms hereof.

          (d)   Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally, mailed by registered or certified mail (return receipt requested) or sent via facsimile to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

    If to Acquiror to:

    North American Scientific, Inc.
    20200 Sunburst Street
    Chatsworth, California 91311
    Attention: L. Michael Cutrer, President
    Facsimile: (818) 734-5837

    with a copy to:

    McDermott, Will & Emery
    2049 Century Park East
    Suite 3400
    Los Angeles, CA 90067-3208
    Attention: Mark J. Mihanovic, Esq.
    Facsimile: (310) 277-4730

    If to the Company, to:

    NOMOS Corporation
    200 West Kensinger Drive, Suite 100
    Cranberry Township, Pennsylvania 16006
    Attention: John W. Manzetti, President
    Facsimile: (724) 741-8600

    If to the Stockholders Representative, to:

    John A. Friede

    Attention:
    Facsimile:

    with a copy to:

    Cohen & Grigsby
    11 Stanwix Street, 15th Floor
    Pittsburgh, PA 15222
    Attention: Mark I. Baseman, Esq.
    Facsimile: (412) 209-0672

    If to the Escrow Agent, to:

    U.S. Bank National Association
    Corporate Trust Services
    60 Livingston Ave. EP-MN-WS3C
    St. Paul, MN 55107
    Attention: Thomas H. Caruth
    Facsimile: 651-495-8096

          (e)   Other Remedies. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party shall be deemed cumulative with and not exclusive of any other remedy conferred hereby or by law on such party, and the exercise of any one remedy shall not preclude the exercise of any other.

          (f)    Amendment and Waivers. Any term or provision of this Agreement may be amended only by an instrument in writing signed on behalf of each of the parties hereto. The observance of any term of this Agreement may be waived (either generally or in a particular instance and either retroactively or prospectively) only by a writing signed by the party to be bound thereby. The waiver by a party of any breach hereof for default in payment of any amount due hereunder or default in the performance hereof shall not be deemed to constitute a waiver of any other default or any succeeding breach or default.

          (g)   Further Assurances. Each party agrees to reasonably cooperate with the other parties and to execute such further instruments, documents and agreements and to give such further written assurances, as may be reasonably requested by any other party to better evidence and reflect the transactions described herein and contemplated hereby and to carry into effect the intents and purposes of this Agreement.

          (h)   Absence of Third Party Beneficiary Rights. No provisions of this Agreement are intended, nor shall be interpreted, to provide or create any third party beneficiary rights or any other rights of any kind in any client, customer, affiliate, shareholder, partner of any party hereto or any other Person unless specifically provided otherwise herein and except for the Stockholders, and, except as so provided, all provisions hereof shall be solely between the parties to this Agreement.

          (i)    Governing Law. THIS AGREEMENT SHALL BE GOVERNED IN ALL RESPECTS, INCLUDING VALIDITY, INTERPRETATION AND EFFECT, BY THE LAWS OF THE STATE OF DELAWARE APPLICABLE TO CONTRACTS EXECUTED AND TO BE PERFORMED WHOLLY WITHIN SUCH STATE.

          (j)    Facsimile This Agreement may be executed in any number of counterparts, each of which shall be deemed to be one and the same instrument. The exchange of copies of this Agreement and of signature pages by facsimile transmission shall constitute effective execution and delivery of this Agreement as to the parties and may be used in lieu of the original Agreement for all purposes. Signatures of the parties transmitted by facsimile shall be deemed to be their original signatures for all purposes.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

        IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first written above.

NORTH AMERICAN SCIENTIFIC, INC.
By:	Name: Title:
NOMOS CORPORATION
By:	Name: Title:
STOCKHOLDERS REPRESENTATIVE
Name:
U.S. BANK NATIONAL ASSOCIATION
By:	Name: Title:

ANNEX A

STOCKHOLDER LIST

ANNEX B

ESCROW AGENT FEES

Annual fee of $15,000.00

ANNEX C

U.S. BANK TRUST NATIONAL ASSOCIATION
U.S. BANK MONEY MARKET ACCOUNTS
U.S. BANK NATIONAL ASSOCIATION
ACCOUNT DESCRIPTION AND TERMS

        The U.S. Bank money market accounts are U.S. Bank National Association ("U.S. Bank") deposit accounts designed to meet the needs of Global Escrow and other Corporate Trust customers of U.S. Bank Trust National Association. The accounts pay competitive variable interest rates, which are determined based upon the customer's aggregated balance. These accounts are insured by the Federal Deposit Insurance Corporation.

        Interest rates currently offered on the accounts are determined at U.S. Bank's discretion and may change daily. U.S. Bank uses the daily balance method to calculate interest on these accounts. This method applies a daily periodic rate to the principal in the accounts each day. The average daily balance is calculated by adding the principal in an account for each day of the month and dividing that figure by the number of days in the period. Interest is compounded on a monthly basis.

        The owner of the accounts is U.S. Bank Trust National Association as Agent for its customers. All account deposits and withdrawals are performed by U.S. Bank Trust National Association. U.S. Bank Trust National Association is an affiliate of U.S. Bank.

        For further information, call your account representative at U.S. Bank Trust National Association.

Annex E

REGISTRATION RIGHTS AGREEMENT

by and between

NORTH AMERICAN SCIENTIFIC, INC.

AND

THE INDIVIDUALS AND ENTITIES LISTED ON THE SIGNATURE PAGES HERETO

Dated as of                       , 200

        This REGISTRATION RIGHTS AGREEMENT, dated as of                            , 200            (this "Agreement"), is entered into by and between North American Scientific, Inc., a Delaware corporation (the "Acquiror"), and the individuals and entities listed on the signature page hereto (individually, a "Holder" and collectively, the "Holders").

RECITALS

        WHEREAS, the Acquiror and AM Capital I, Inc., a Delaware corporation and wholly-owned subsidiary of the Acquiror ("AM Capital"), and NOMOS Corporation, a Delaware corporation ("NOMOS"), have entered into an Agreement and Plan of Merger (the "Merger Agreement") dated as of October 26, 2003, pursuant to which NOMOS will be merged with and into AM Capital; and

        WHEREAS, the parties desire to set forth herein their agreements as to the piggyback registration rights of each of the Holders with respect to such Holder's shares of Common Stock, as part of and as consideration for the transactions contemplated by the Merger Agreement;

        WHEREAS, the execution and delivery of this Agreement by the Acquiror with the Holders is a condition to closing the transactions contemplated by the Merger Agreement.

        NOW, THEREFORE, in consideration of the premises and the mutual promises herein made, and in consideration of the representations, warranties and covenants herein contained, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

        1.    Definitions.

        As used herein, unless the context otherwise requires, the following terms have the following respective meanings:

        "Acquiror" has the meaning set forth in the preamble hereof.

        "Agreement" has the meaning set forth in the preamble hereof.

        "Business Day" means any day except Saturday and Sunday and any day that shall be a U.S. federal legal holiday or a day on which banking institutions in the State of Delaware generally are authorized or required by law or other governmental action to close.

        "Commission" means the United States Securities and Exchange Commission or any other federal agency which shall at some future point in time be administering the Securities Act.

        "Common Stock" means the common stock, par value $.01 per share, of the Acquiror.

        "Exchange Act" means the United States Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

        "Indemnified Party" has the meaning set forth in Section 7(c).

        "Indemnifying Party" has the meaning set forth in Section 7(c).

        "Initial Period" means (i) 18 months from the date hereof with respect to the Holder, John A. Friede, and (ii) six months from the date hereof with respect to all other Holders.

        "Holder" or "Holders" has the meaning set forth in the preamble hereof.

        "Losses" has the meaning set forth in Section 7(a).

        "Maximum Offering Size" has the meaning set forth in Section 3.

        "Merger Agreement" has the meaning set forth in the Recitals hereof.

        "Person" means any individual, corporation, limited liability company, association, partnership, trust or any other entity or organization, including any government entity.

        "Proceeding" means an action, claim, suit, investigation or proceeding (including, without limitation, an investigation or partial proceeding, such as a deposition), whether commenced or threatened.

        "Prospectus" means the prospectus included in any Registration Statement (including, without limitation, a prospectus that includes any information previously omitted from a prospectus filed as part of an effective registration statement in reliance upon Rule 430A promulgated by the Securities Act), as amended or as supplemented by any and all prospectus and all other amendments and supplements to the prospectus, including supplements and as amended by any and all post-effective amendments and including all material incorporated by reference or deemed to be included by reference in such prospectus.

        "Registrable Securities" means (i) the shares of Common Stock or (ii) any security into or for which such Common Stock has been converted or exchanged in connection with a combination of shares, recapitalization, merger, consolidation or otherwise; provided, however, that Registrable Securities shall not include any securities (A) the sale of which shall have been registered pursuant to the Securities Act and which shares have been sold pursuant to such registration or (B) that shall have been sold pursuant to Rule 144.

        "Registration Expenses" means all expenses incurred in effecting any registration pursuant to this Agreement including, without limitation, all registration, qualification and filing fees, printing expenses, escrow fees, fees and disbursements of counsel for the Company and one special counsel for the Holders, blue sky fees and expenses and expenses of any regular or special audits incident to or required by any such registration, qualification and filing.

        "Registration Statement" means any registration statement under the Securities Act on an appropriate form (which form shall be available for the sale of the Registrable Securities in accordance with the intended method or methods of distribution thereof and shall include all financial statements required by the Commission to be filed herewith) which covers Registrable Securities pursuant to the provisions of this Agreement, including the Prospectus included in such registration statement, amendments (including post-effective amendments) and supplements to such registration statement, and all exhibits to and all material incorporated by reference in such registration statement.

        "Rule 144" means Rule 144 under the Securities Act, as such Rule may be amended from time to time, or any similar rule or regulation hereafter adopted by the Commission.

        "Securities Act" means the United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

        "Selling Expenses" means all underwriting discounts, selling commissions and stock transfer taxes applicable to the sale of Registrable Securities and fees and disbursements of counsel for any Holder (other than the fees and disbursements of one special counsel to the Holders included in Registration Expenses).

        "Selling Holders" means Holders offering Registrable Securities for sale pursuant to a registration effected under this Agreement.

        "Shelf Registration Statement" means any shelf Registration Statement pursuant to Rule 415 under the Securities Act, or any similar rule or regulation hereafter adopted by the Commission, on Form S-3 (or any substitute form that may be adopted by the Commission).

        "Underwritten Registration" or "Underwritten Offering" means a registration in connection with which securities of the Acquiror are sold to an underwriter for reoffering to the public pursuant to an effective registration statement.

        2.    Piggyback Registration.

        (a)   If the Acquiror proposes to file a Registration Statement (other than on a registration statement on Form S-4 or S-8 (or any substitute form that may be adopted by the Commission)) with respect to an offering of Common Stock for its own account pursuant to an Underwritten Offering, then the Acquiror shall provide written notice of such proposed filing to each Holder as soon as practicable (but in no event less than 20 days before the anticipated filing date of such Registration Statement). If within 15 days after receipt of such notice, any Holder requests the inclusion in such Registration Statement of some or all of the Registrable Securities held by such Holder, the Acquiror shall use its reasonable best efforts to include such Registrable Securities in such Registration Statement; provided, however, that during the Initial Period (i) each Holder shall only be permitted to participate in such registration if the Acquiror proposes to include the securities of another Person in such Registration Statement and (ii) each Holder shall only be permitted to request the inclusion in such Registration Statement of, and the Acquiror shall only be required to use its reasonable best efforts to include, up to 25 percent of the Registrable Securities held by each such Holder.

        (b)   If the Acquiror acquires another Person pursuant to a merger, asset sale, stock transfer or other acquisition transaction and, in connection with such transaction, the Acquiror proposes to file a Shelf Registration Statement related to the resale of any restricted securities of the Acquiror received by any Person in connection with such transaction, then the Acquiror shall provide written notice of such proposed filing to each Holder as soon as practicable (but in no event less than 20 days before the anticipated filing date of such Shelf Registration Statement). If within 15 days after receipt of such notice, any Holder requests the inclusion in such Shelf Registration Statement of some or all of the Registrable Securities held by such Holder, the Acquiror shall use its reasonable best efforts to include such Registrable Securities in such Shelf Registration Statement; provided, however, that during the Initial Period, each Holder shall only be permitted to request the inclusion in such Shelf Registration Statement of, and the Acquiror shall only be required to use its reasonable best efforts to include, up to 25 percent of the Registrable Securities held by each such Holder.

        3.    Reduction of Offering.

        If the managing underwriters of an Underwritten Offering advise the Acquiror in writing that, in their opinion, the amount of securities of the Acquiror proposed to be sold in such offering, together with the Registrable Securities requested to be sold by the Holders under Section 2 hereof and any securities requested to be sold by any other Person, exceeds the amount of securities of the Acquiror which can be sold in such offering without adversely impacting the marketing of the securities being sold by the Acquiror in such offering or otherwise materially and adversely impacting the success of such offering, there shall be included in such offering, in the following listed priority, only the amount of such securities of the Acquiror which, in the opinion of such managing underwriters, can be sold (the "Maximum Offering Size") without materially and adversely impacting the marketing of the securities being sold by the Acquiror in such offering or otherwise materially and adversely impacting the success of such offering:

            (i)  first, all the shares of Common Stock which the Acquiror proposes to sell for its own account in such offering;

           (ii)  second, all Registrable Securities requested to be included in such offering pursuant to Section 2 and any securities requested to be included in such offering by any other Person that is entitled to piggyback registration rights (allocated, if necessary for such offering not to exceed the Maximum Offering Size, pro rata among the Holders and such other Persons on the basis of the relative number of shares so requested to be included in such Underwritten Offering by each such Holder and other Person); and

          (iii)  thereafter, any other securities requested to be included in such offering.

        4.    Registration Expenses.

        All Registration Fees incident to the performance of or compliance with this Agreement by the Acquiror shall be borne by the Acquiror. All Selling Expenses relating to the securities registered on behalf of the Holders shall be borne by the Holders included in such registration pro rata among each other on the basis of the number of Registrable Securities so registered.

        5.    Registration Procedures.

        In the case of each Shelf Registration Statement effected by the Company, the Company will keep each Holder advised in writing as to the initiation of each registration and as to the completion thereof. At its expense, the Company will do each of the following with respect to such Shelf Registration Statement:

          (a)   Keep such registration effective for a period of ending on the earlier of the date which is sixty (60) days from the effective date of the Shelf Registration Statement or such time as the Holder or Holders have completed the distribution described in the Shelf Registration Statement relating thereto.

          (b)   Prepare and file with the Commission such amendments and supplements to such Shelf Registration Statement and the Prospectus used in connection with such Shelf Registration Statement as may be necessary to comply with the provisions of the Securities Act with respect to the disposition of all securities covered by such Shelf Registration Statement for the period set forth in subsection (a) above;

          (c)   Furnish such number of Prospectuses, including any preliminary prospectuses, and other documents incident thereto, including any amendment of or supplement to the Prospectus, as a Holder from time to time may reasonably request;

          (d)   Notify each seller of Registrable Securities covered by such Shelf Registration Statement at any time when a Prospectus relating thereto is required to be delivered under the Securities Act of the happening of any event as a result of which the Prospectus included in such Shelf Registration Statement, as then in effect, includes an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements therein not misleading or incomplete in light of the circumstances then existing, and following such notification promptly prepare and furnish to such seller a reasonable number of copies of a supplement to or an amendment of such Prospectus as may be necessary so that, as thereafter delivered to the purchasers of such shares, such Prospectus shall not include an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading or incomplete in light of the circumstances then existing;

          (e)   Provide a transfer agent and registrar for all Registrable Securities pursuant to such Shelf Registration Statement and a CUSIP number for all such Registrable Securities, in each case not later than the effective date of such registration; and

          (f)    Notwithstanding anything contained herein to the contrary, in connection with any registration contemplated hereunder, the Acquiror may require the Selling Holders and the underwriters, if any, to furnish the Acquiror such information regarding the Selling Holders and the underwriters, if any, and the distribution of the Selling Holders' Registrable Securities as the Acquiror may from time to time reasonably request.

        6.    Holdback Agreement.

        In the event any registration of equity securities of the Acquiror shall be made in connection with an Underwritten Offering, upon the written request of the Acquiror and an underwriter of Common Stock or other securities of the Acquiror, each Holder agrees not to effect any sale or distribution, including any sale pursuant to Rule 144 under the Securities Act, of any Registrable Securities, and not to effect any such sale or distribution of any other equity security of the Acquiror or of any security convertible into or exchangeable or exercisable for any equity security of the Acquiror (in each case, other than as part of such Underwritten Offering) during the 15 days prior to, and during the 90-day period beginning on, the effective date of the registration statement for such Underwritten Offering; provided that the Holders have such written request at least 15 days prior to the filing date of the Registration Statement and provided, further, that all officers and directors of the Acquiror (other than those participating in the Underwritten Offering) also agree not to effect any such sale or distribution during such period.

        7.    Indemnification.

        (a)   Indemnification by the Acquiror. The Acquiror shall, notwithstanding any termination of this Agreement, indemnify and hold harmless each Selling Holder and each of its officers, directors, agents and employees, each Person who controls the Acquiror (within the meaning of Section 15 of the Securities Act and Section 20 of the Exchange Act), and the officers, directors, agents and employees of each such controlling Person, to the fullest extent permitted by applicable law, from and against any and all losses, claims, damages, liabilities, costs (including, without limitation, reasonable costs of investigation and reasonable attorneys' fees and expenses) and expenses (collectively, "Losses"), as incurred, arising out of or relating to (i) any untrue or alleged untrue statement of a material fact contained in the Registration Statement, any Prospectus or any form of prospectus or in any amendment or supplement thereto or in any preliminary prospectus, (ii) any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein (in the case of any Prospectus or form of prospectus or supplement thereto, in light of the circumstances under which they were made) not misleading or (iii) any violation or alleged violation by the Company of the Securities Act, any state securities laws or any rule or regulation thereunder applicable to the Company and relating to action or inaction required of the Company in connection with any offering covered by such registration, qualification or compliance, except to the extent that any such untrue statement or omission is based solely upon information regarding such Selling Holder furnished to the Acquiror in writing by such Selling Holder stated specifically for use therein.

        (b)   Indemnification by the Selling Holders. Each Selling Holder shall, severally and not jointly, indemnify and hold harmless the Acquiror, its officers, directors, agents and employees, each Person who controls the Acquiror (within the meaning of Section 15 of the Securities Act and Section 20 of the Exchange Act), and the officers, directors, agents and employees of each such controlling Person, to the fullest extent permitted by applicable law, from and against all Losses as incurred, arising out of or relating to (i) any untrue statement of a material fact contained in the Registration Statement, any Prospectus, or any form of prospectus, or in any amendment or supplement thereto or (ii) any omission of a material fact required to be stated therein or necessary to make the statements therein (in the case of any Prospectus or form of prospectus or supplement thereto, in light of the circumstances under which they were made) not misleading to the extent that such untrue statement or omission is contained in any information so furnished by such Selling Holder to the Acquiror in writing specifically for inclusion in the Registration Statement, such Prospectus or such form of prospectus, or in any amendment or supplement thereto; provided, however that in no event shall any indemnity under this Section 7(b) exceed the net proceeds from the offering received by such Holder.

        (c)   Conduct of Indemnification Proceedings. If any Proceeding shall be brought or asserted against any Person entitled to indemnity hereunder (an "Indemnified Party"), such Indemnified Party shall promptly notify the Person from which indemnity is sought (the "Indemnifying Party") in writing, and the Indemnifying Party may assume the defense thereof, including the employment of counsel reasonably satisfactory to the Indemnified Party and the payment of all fees and expenses incurred in connection with the defense thereof; provided that the failure of any Indemnified Party to give such notice shall not relieve the Indemnifying Party of its obligations or liabilities pursuant to this Agreement, except to the extent that such failure shall have proximately and adversely prejudiced the Indemnifying Party.

        An Indemnified Party shall have the right to employ separate counsel in any such Proceeding and to participate in the defense thereof, but the fees and expenses of such counsel shall be at the expense of such Indemnified Party unless (1) the Indemnifying Party has agreed in writing to pay such fees and expenses, (2) the Indemnifying Party shall have failed promptly to assume the defense of such Proceeding and to employ counsel reasonably satisfactory to such Indemnified Party in any such Proceeding or (3) the named parties to any such Proceeding (including any impleaded parties) include both such Indemnified Party and the Indemnifying Party and such Indemnified Party shall have been advised by counsel that a conflict of interest is likely to exist if the same counsel were to represent such Indemnified Party and the Indemnifying Party (in which case, if such Indemnified Party notifies the Indemnifying Party in writing that it elects to employ separate counsel at the expense of the Indemnifying Party, the Indemnifying Party shall not have the right to assume the defense of the Indemnified Party and such counsel shall be at the expense of the Indemnifying Party). The Indemnifying Party shall not be liable for any settlement of any such Proceeding effected without its written consent. No Indemnifying Party shall, without the prior written consent of the Indemnified Party, effect any settlement of any pending Proceeding in respect of which any Indemnified Party is a party, unless such settlement (i) includes an unconditional written release of such Indemnified Party, in form and substance reasonably satisfactory to such Indemnified Party, from all liability on claims that are the subject matter of such Proceeding and (ii) does not include any statement as to an admission of fault, culpability or failure to act by or on behalf of such Indemnified Party.

        (d)   If the indemnification provided for in this Section 7 is held by a court of competent jurisdiction to be unavailable to an Indemnified Party with respect to any loss, liability, claim, damage or expense referred to herein, then the Indemnifying Party, in lieu of indemnifying such Indemnified Party hereunder, shall contribute to the amount paid or payable by such Indemnified Party as a result of such loss, liability, claim, damage or expense in such proportion as is appropriate to reflect the relative fault of the Indemnifying Party on the one hand and of the Indemnified Party on the other in connection with the statements or omissions that resulted in such loss, liability, claim, damage or expense as well as any other relevant equitable considerations. The relative fault of the Indemnifying Party and of the Indemnified Party shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission to state a material fact relates to information supplied by the Indemnifying Party or by the Indemnified Party and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission.

          8.    Miscellaneous.

            (a)   Termination. Except for Section 7 hereof, this Agreement and the rights and obligations of the Acquiror and the Holders hereunder shall terminate on the earlier of (a) the first date on which no Registrable Securities remain outstanding or (b) such time as all of such remaining Registrable Securities may be sold in any consecutive three-month period in accordance with Rule 144.

            (b)   No Third-Party Beneficiaries. This Agreement shall be binding upon and inure solely to the benefit of each party hereto, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any rights or remedies of any nature whatsoever under or by reason of this Agreement.

            (c)   Entire Agreement. This Agreement (including the documents and instruments referred to herein) constitutes the entire agreement and supersedes all other prior agreements and understandings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof and shall not be assigned by operation of law or otherwise.

            (d)   Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original, but all of which shall constitute one and the same agreement and, when executed, shall be binding on the other parties hereto.

            (e)   Interpretation. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. In this Agreement, unless a contrary intention appears (i) the words "herein", "hereof" and "hereunder" and other words of similar import refer to this Agreement as a whole and not to any particular Article, Section or other subdivision and (ii) reference to any Article or Section means such Article or Section hereof. No provision of this Agreement shall be interpreted or construed against any party hereto solely because such party or its legal representative drafted such provision. Neither this Agreement nor any uncertainty or ambiguity herein shall be construed or resolved against any party, whether under any rule of construction or otherwise. No party to this Agreement shall be considered the draftsman. The parties hereto acknowledge and agree that this Agreement has been reviewed, negotiated and accepted by all parties and their attorneys and shall be construed and interpreted according to the ordinary meaning of the words used so as fairly to accomplish the purposes and intentions of the parties hereto.

            (f)    Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally, mailed by registered or certified mail (return receipt requested) or sent via facsimile to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

        If to the Acquiror:

        North American Scientific, Inc.
        20200 Sunburst Street
        Chatsworth, California 91311
        Attention: L. Michael Cutrer, President
        Facsimile: (818) 734-5837

        with a copy to:

        McDermott Will & Emery
        2049 Century Park East
        Suite 3400
        Los Angeles, CA 90067-3208
        Attention: Mark J. Mihanovic
        Fax: (310) 277-4730

        If to the Holders

        Attention:
        Fax:

        with a copy to:

        Cohen & Grigsby
        11 Stanwix Street, 15th Floor
        Pittsburgh, PA 15222
        Attention: Mark Baseman, Esq.
        Fax: (412) 209-0672

            (g)   Governing Law. THIS AGREEMENT SHALL BE GOVERNED IN ALL RESPECTS, INCLUDING VALIDITY, INTERPRETATION AND EFFECT, BY THE LAWS OF THE STATE OF DELAWARE APPLICABLE TO CONTRACTS EXECUTED AND TO BE PERFORMED WHOLLY WITHIN SUCH STATE.

            (h)   Amendments and Waivers. No amendment of any provision of this Agreement shall be valid unless such amendment shall be in writing and signed by the Acquiror and the Holders of not less than 66 2/3% of the Registrable Securities then outstanding. No waiver by any party hereto of any default, misrepresentation or breach of warranty or covenant hereunder, whether intentional or not, shall be deemed to extend to any prior or subsequent default, misrepresentation or breach of warranty or covenant hereunder or affect in any way any rights arising by virtue of any prior or subsequent such occurrence.

            (i)    Severability. Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable.

            (j)    Expenses. Except as provided in Section 4 above, each of the parties hereto shall bear such party's own costs and expenses (including legal fees and expenses) incurred in connection with this Agreement.

            (k)   Construction. (i) Any reference to any federal, state, local or foreign statute or law shall be deemed also to refer to all rules and regulations promulgated thereunder, unless the context requires otherwise. The parties hereto intend that each representation, warranty and covenant contained herein shall have independent significance. If any party hereto has breached any representation, warranty or covenant relating to the same subject matter as any other representation, warranty or covenant (regardless of the relative levels of specificity) which the party has not breached, it shall not detract from or mitigate the fact that the party is in breach of the first representation, warranty or covenant.

               (ii)  Any of the defined terms in this Agreement, unless the context otherwise requires, may be used in the singular or the plural, depending on the reference. In this Agreement, unless clearly indicated otherwise, references to dollar amounts are to the lawful money of the United States of America.

            (l)    Equitable Relief. The parties hereto agree that the remedies at law for any breach of the terms of this Agreement are inadequate. Accordingly, the parties hereto consent and agree that an injunction may be issued to restrain any breach or alleged breach of such provisions. The parties hereto agree that terms of this Agreement shall be enforceable by a decree of specific performance. Such remedies shall be cumulative and not exclusive, and shall be in addition to any other remedies which the parties may have at law or in equity.

            (m)  Recapitalizations, Etc. In the event that any capital stock or other securities are issued in respect of, in exchange for, or in substitution of, any Registrable Securities by reason of any reorganization, recapitalization, reclassification, merger, consolidation, spin-off, partial or complete liquidation, stock dividend, split-up, sale of assets, distribution to stockholders or combination of the Registrable Securities or any other change in the Acquiror's capital structure, appropriate adjustments shall be made in this Agreement so as to fairly and equitably preserve, to the extent practicable, the original rights and obligations of the parties hereto under this Agreement.

            (n)   Waiver of Jury Trial. EACH PARTY HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE ACTIONS OF THE PARTIES HERETO IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT HEREOF.

SIGNATURES FOLLOW

        IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

NORTH AMERICAN SCIENTIFIC, INC.
By:	Name: Title:
Holders:
John Friede
Corporate Opportunities Fund, L.P.
Corporate Opportunities Fund (Institutional), L.P.
Cross Atlantic Partners
Cross Atlantic Partners II
Cross Atlantic Partners III
Cross Atlantic Partners IV
A. Carey Zesiger
Alexa L. Zesiger
Albert L. Zesiger
Barrie Ramsay Zesiger
Nicola L. Zesiger

Annex F

Form of
Affiliate Letter

[DATE]

North American Scientific, Inc.
20200 Sunburst Avenue
Chatsworth, California 91311

Ladies and Gentlemen:

        The undersigned has been advised that, as of the date of this letter agreement, the undersigned may be deemed to be an "affiliate" of NOMOS Corporation, a Delaware corporation (the "Company"), as the term "affiliate" is defined for purposes of paragraphs (c) and (d) of Rule 145 of the Rules and Regulations (the "Rules and Regulations") of the Securities and Exchange Commission (the "Commission") promulgated under the Securities Act of 1933, as amended (the "Securities Act"). Pursuant to the terms of the Agreement and Plan of Merger, dated as of October 26, 2003 (the "Merger Agreement"), among the Company, North American Scientific, Inc., a Delaware corporation ("Acquiror") and AM Capital I, Inc., a Delaware corporation and wholly-owned subsidiary of Acquiror ("Merger Sub"), the Company will merge with and into the Merger Sub (the "Merger"). All capitalized terms used but not defined herein shall be used herein as defined in the Merger Agreement.

        As a result of the Merger, the undersigned will receive Common Stock, par value $0.01 per share, of Acquiror (the "Acquiror Common Stock") in exchange for the undersigned's shares of Common Stock, par value $0.0001 per share, of the Company (the "Company Common Stock"), Series A Preferred Stock, par value $0.0001 per share, of the Company, Series B Preferred Stock, par value $0.0001 per share, of the Company and Series C Preferred Stock, par value $0.0001 per share, of the Company (the Series A Preferred Stock, Series B Preferred Stock and Series C Preferred Stock of the Company referred to herein, collectively, as the "Company Preferred Stock"). In connection therewith, the undersigned represents, warrants and covenants to Acquiror as follows:

          1.     The undersigned will not make any sale, transfer, encumbrance, pledge or other disposition of any Acquiror Common Stock the undersigned receives in the Merger in violation of the Securities Act, the Rules and Regulations or the terms of this letter agreement.

          2.     The undersigned has carefully read this letter agreement and the Merger Agreement and discussed with counsel, to the extent the undersigned felt necessary, the requirements of this letter agreement and the Merger Agreement and other applicable limitations upon the undersigned's ability to sell, transfer, encumber, pledge or otherwise dispose of the Acquiror Common Stock.

          3.     The undersigned has been advised that the issuance of Acquiror Common Stock to the undersigned in connection with the Merger will be registered with the Commission pursuant to an effective registration statement on Form S-4. The undersigned has also been advised that, because the undersigned may be deemed to be an affiliate of the Company at the time the Merger is submitted for a vote of the stockholders of the Company, the undersigned may not sell, transfer, encumber, pledge or otherwise dispose of any Acquiror Common Stock issued to the undersigned pursuant to the Merger unless (i) such sale, transfer or other disposition has been registered under the Securities Act, (ii) such sale, transfer or other disposition is made in conformity with Rule 145 under the Securities Act, (iii) in the written opinion of counsel reasonably acceptable to Acquiror, such sale, transfer or other disposition is exempt from registration under the Securities Act, (iv) such sale, transfer or other disposition is made to a trust that is an "accredited investor" as such term is defined in Rule 501 promulgated under the Securities Act in a transaction that is

F-1

  exempt from registration under the Securities Act pursuant to the so-called Section 4(1 1/2) exemption or (v) an authorized representative of the Commission takes a position in writing to the effect that the Commission would take no action, or that the staff of the Commission would not recommend that the Commission take action, with respect to such sale, transfer, encumbrance, pledge or other disposition and a copy of such written position is delivered to Acquiror.

          4.     I also understand that stop transfer instructions may be given to Acquiror's transfer agent with respect to the Acquiror Common Stock to be issued to me and that there will be placed on the certificates evidencing the Acquiror Common Stock to be issued to me (as well as all securities of Acquiror issued as a stock dividend or distribution and any shares or other securities into which or for which any or all of the Acquiror Common Stock may be changed or exchanged in a split-up, recapitalization, combination, exchange of shares or similar action or transaction) a legend stating in substance:

      "The shares evidenced by this certificate were issued in a transaction to which Rule 145 promulgated under the Securities Act of 1933, as amended, applies. The shares evidenced by this certificate may only be transferred in accordance with the terms of a letter agreement, dated                , 2003, between the registered holder hereof and [Acquiror], a copy of which agreement is on file at the principal offices of [Acquiror]."

        The legend set forth above shall be removed (by delivery of a substitute certificate without such legend) if the affiliate delivers to Acquiror (i) written evidence satisfactory to Acquiror that the shares will be sold in compliance with Rule 145 (in which case, the substitute certificate shall be issued in the name of the transferee) or (ii) an opinion of counsel, in form and substance reasonably satisfactory to Acquiror, to the effect that public sale of the shares by the holder thereof is no longer subject to Rule 145 and is exempt from registration under the Securities Act.

          5.     This letter agreement shall be terminated, and be of no further force and effect, automatically upon the termination of the Merger Agreement if the Merger Agreement terminates without the Merger becoming effective.

        The undersigned's execution of this letter agreement should not be considered to be an admission on the undersigned's part that the undersigned is an "affiliate" of the Company as described in the first

F-2

paragraph of this letter agreement or to be a waiver of any rights the undersigned may have to object to any claim that the undersigned is such an affiliate on or after the date of this letter agreement.

Very truly yours,
Name:

Signature:

Name, if applicable:

Title, if applicable:

Agreed to and accepted this day of , 200
North American Scientific, Inc.
By:	Name: Title:

F-3

Annex G

Form of Lock-Up Agreement

North American Scientific, Inc.
20200 Sunburst Avenue
Chatworth, California
Attn:

Re:
NOMOS Corporation

Ladies and Gentlemen:

        The undersigned is an owner of record of certain shares of capital stock of NOMOS Corporation, a Delaware corporation (the "Company"), or securities convertible into or exercisable for shares of capital stock of the Company ("Company Capital Stock"). North American Scientific, Inc., a Delaware corporation (the "Acquiror"), and the Company are parties to an Agreement and Plan of Merger, dated as of October 26, 2003 (the "Merger Agreement"), pursuant to which the shares of Company Capital Stock held by the undersigned are to be converted into the right to receive, as consideration or a portion of the consideration for such shares of Company Capital Stock, shares of common stock, par value $0.01 per share, of the Acquiror (the "Acquiror Common Stock"), in accordance with the terms of the Merger Agreement. Capitalized terms that are used but not defined in this Agreement are used herein as defined in the Merger Agreement.

        In connection with and in consideration of the foregoing, the undersigned hereby agrees that the undersigned will not offer to sell, contract to sell, or sell, dispose of, loan, pledge or grant any rights with respect to any shares of Acquiror Common Stock (any such transaction or action being referred to herein as a "Disposition") acquired in connection with the transactions contemplated by the Merger Agreement or any options or warrants to purchase any shares of Acquiror Common Stock acquired in connection with the transactions contemplated by the Merger Agreement (collectively, "Securities") without the prior written consent of Acquiror, for a period commencing on the Closing Date and continuing until the date that is [545] [365] [180] days after the Closing Date (the "Lock-Up Period"). [; provided, that, the undersigned may engage in any Disposition with respect to any Securities held by the undersigned which have been registered under the Securities Act of 1933, as amended, pursuant to that certain Registration Rights Agreement dated                        , 2003 by and among the Acquiror and the other parties thereto][;provided, further, that during the period that is ninety (90) days after the Closing Date until the expiration of the Lock-Up Period (the "Interim Period"), the undersigned may engage in any such Disposition with respect to up to twenty-five percent (25%) of the Securities held by the undersigned at any time and from time to time during the Interim Period.]

        In addition, the undersigned expressly agrees that the undersigned may not, during the Lock-Up Period, engage in any hedging or other transaction which is designed to or could reasonably be expected to lead to or result in a Disposition of Securities, irrespective of whether such Securities would be disposed of by someone other than the undersigned. Such prohibited hedging or other transaction would include, without limitation, any short sale (whether or not against the box) or any purchase, sale or grant of any right (including, without limitation, any put or call option) with respect to any Securities or with respect to any security (other than a broad-based market basket or index) that included, relates to or derives any significant part of its value from Securities.

        Notwithstanding anything contain in the foregoing to the contrary, the undersigned may sell, contract to sell, or sell, dispose of, or otherwise transfer for value or otherwise, the Securities (i) as a bona fide gift or gifts, provided that the donee or donees thereof agree to be bound by the restrictions set forth herein or (ii) to members of the undersigned's immediate family or to any trust for the direct

G-1

or indirect benefit of the undersigned or the immediate family of the undersigned, provided that the transferees thereof agree to be bound by the restrictions set forth herein. For purposes of this Lock-Up Agreement, "immediate family" shall mean (i) the undersigned; (ii) any spouse, lineal descendant or antecedent, father, mother, brother or sister of the undersigned and (iii) any estate, trust, guardianship, custodianship or other fiduciary arrangement for the primary benefit of any one or more individuals named or described in (i) and (ii) above.

        The undersigned also agrees and consents to the entry of stop transfer instructions with the Acquiror's transfer agent and registrar against the transfer of shares of Acquiror Common Stock or other Securities acquired in connection with the transactions contemplated by the Merger Agreement held by the undersigned except in compliance with the foregoing restrictions. Acquiror, acting alone and in its sole discretion, may waive any provisions of this Lock-Up Agreement without notice to any third party.

        This Lock-Up Agreement is irrevocable and will be binding on the undersigned and the respective successors, heirs, personal representatives and assigns of the undersigned.

        This Lock-Up Agreement shall automatically terminate on the earlier of (i) the expiration of the Lock-Up Period or (ii) such time as the Merger Agreement is terminated in accordance with its terms.

Very truly yours,
Exact Name of Stockholder
Authorized Signature
[ Title] [FOR ENTITIES ONLY]

G-2

Annex H

October 25, 2003

The Board of Directors
North American Scientific, Inc.
20200 Sunburst Street
Chatsworth, CA 91311

Gentlemen:

        We understand that North American Scientific, Inc. ("North American Scientific"), AM Capital, Inc., a wholly-owned subsidiary of North American Scientific ("Merger Sub"), and NOMOS Corporation ("NOMOS") will enter into an Agreement and Plan of Merger (the "Merger Agreement"), to be dated October 26, 2003, pursuant to which NOMOS will merge with and into Merger Sub and Merger Sub will continue as the surviving corporation and as a wholly-owned subsidiary of North American Scientific (the "Merger"). Upon effectiveness of the Merger, (i) the aggregate number of outstanding shares of common stock, par value $0.0001 per share, of NOMOS ("NOMOS Common Stock") would be converted into the right to receive in the aggregate approximately 3,232,780 shares of common stock, par value $0.01 per share, of North American Scientific ("North American Scientific Common Stock"); (ii) the aggregate number of outstanding shares of Series A Preferred Stock, par value $0.0001 per share, of NOMOS would be converted into the right to receive in the aggregate approximately 454,395 shares of North American Scientific Common Stock; (iii) the aggregate number of outstanding shares of Series B Preferred Stock, par value $0.01 per share, of NOMOS, would be converted into the right to receive in the aggregate approximately 1,122,663 shares of North American Scientific Common Stock and approximately $4 million in cash consideration; and (iv) the aggregate number of outstanding shares of Series C Preferred Stock, par value $0.01 per share, of NOMOS would be converted into the right to receive in the aggregate approximately 453,225 shares of North American Scientific Common Stock and approximately $8 million in cash consideration. In connection with the Merger, North American Scientific and John A. Freide shall enter into a voting agreement, dated as of the date of the Merger Agreement (the "Voting Agreement"), pursuant to which such stockholder will agree to, among other things, vote such stockholder's shares of the capital stock of NOMOS in favor of, and otherwise support (a) the transactions contemplated by the Merger Agreement and (b) for the period commencing on the date of consummation of the Merger and terminating two years thereafter, the individuals nominated by a majority of the North American Scientific Board of Directors designees (or the successors thereto) from time to time to serve on the North American Scientific Board of Directors. You have provided us with drafts of the Merger Agreement and the Voting Agreement, each of which is in substantially final form.

        You have asked us to render our opinion as to whether the aggregate amount of shares to be issued and cash to be paid (collectively, the "Merger Consideration") by North American Scientific to the holders of the capital stock of NOMOS is fair, from a financial point of view, to North American Scientific.

        In the course of performing our review and analyses for rendering this opinion, we have:

  •
  reviewed the draft dated October 24, 2003 of the Merger Agreement and the draft dated October 24, 2003 of the Voting Agreement;

  •
  reviewed NOMOS' audited consolidated financial statements for the years ended December 31, 2000 through 2002 and Post-Effective Amendment No. 1 to the Registration Statement on Form S-1 as filed with the Securities and Exchange Commission on June 28, 2002;

  •
  reviewed NOMOS' unaudited consolidated quarterly financial statements for the periods ended March 31, June 30 and September 30, 2003 as provided by NOMOS management;

  •
  reviewed certain operating and financial information relating to NOMOS' business and prospects, including projections for the five years ended December 31, 2008, all as prepared and provided to us by NOMOS' management (the "NOMOS Projections") and as adjusted by North American Scientific's management (the "Adjusted NOMOS Projections");

  •
  met with certain members of NOMOS' senior management to discuss NOMOS' business, operations, historical financial results, future prospects and the NOMOS Projections;

  •
  reviewed North American Scientific's Annual Reports to Shareholders and Annual Reports on Form 10-K for the fiscal years ended October 31, 2000 through 2002, its Quarterly Reports on Form 10-Q for the periods ended January 31, April 30 and July 31, 2003 and its Reports on Form 8-K for the three years ended the date hereof;

  •
  reviewed certain operating and financial information relating to North American Scientific's business and prospects, including projections for the five years ended October 31, 2008 and the expected future performance of North American Scientific's Apomate™ product candidate assuming commercial launch, all as prepared and provided to us by North American Scientific's management (the "North American Scientific Projections");

  •
  reviewed certain estimates of cost savings and other combination benefits expected to result from the Merger, prepared and provided to us by North American Scientific's management (the "Potential Synergies");

  •
  met with certain members of North American Scientific's senior management to discuss North American Scientific's business, operations, historical financial results, future prospects, the North American Scientific Projections, the NOMOS Projections, the Adjusted NOMOS Projections and the Potential Synergies;

  •
  reviewed the historical prices, trading multiples and trading volume of the shares of North American Scientific Common Stock;

  •
  reviewed publicly available financial data, stock market performance data and trading multiples of companies which we deemed generally comparable to North American Scientific and NOMOS;

  •
  reviewed the terms of recent mergers and acquisitions of companies which we deemed generally comparable to NOMOS and the Merger;

  •
  performed discounted cash flow analyses based on the North American Scientific Projections, the Adjusted NOMOS Projections and the pro forma combined projections of North American Scientific and NOMOS including and excluding the Potential Synergies;

  •
  reviewed pro forma financial results for the years ended October 31, 2004 through October 31, 2008 and the financial condition and capitalization of North American Scientific giving effect to the Merger; and

  •
  conducted such other studies, analyses, inquiries and investigations as we deemed appropriate.

        We have relied upon and assumed, without independent verification, the accuracy and completeness of the financial and other information provided to us by North American Scientific and NOMOS, including, without limitation, the North American Scientific Projections, the Adjusted NOMOS Projections and the Potential Synergies. With respect to the North American Scientific Projections and the Adjusted NOMOS Projections, we have relied on representations that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the senior management of North American Scientific as to the expected future performance of North American Scientific and NOMOS. With respect to the Potential Synergies, we have relied on representations that they have been reasonably prepared based on the best currently available estimates and judgments of the senior management of North American Scientific as to the benefits expected to result from the Merger. We have not assumed any responsibility for the independent verification of any such information or of the North American Scientific Projections, the Adjusted NOMOS Projections and the Potential Synergies provided to us, and we have further relied upon the assurances of the senior management of North American Scientific that they are unaware of any facts that would make the information, the North American Scientific Projections, the Adjusted NOMOS Projections and the Potential Synergies provided to us incomplete or misleading. In addition, we have not assumed any responsibility for the independent verification of any such information or of the NOMOS Projections provided to us, and we have further relied upon the assurances of the senior management of NOMOS that they are unaware of any facts that would make the information or the NOMOS Projections provided to us incomplete or misleading.

        In arriving at our opinion, we have not performed or obtained any independent appraisal of the assets or liabilities (contingent or otherwise) of North American Scientific and NOMOS, nor have we been furnished with any such appraisals. We have assumed that the Merger will qualify as a tax-free "reorganization" within the meaning of Section 368(a) of the Internal Revenue Code. We have assumed that the Merger will be consummated in a timely manner and in accordance with the terms of the Merger Agreement without any limitations, restrictions, conditions, amendments or modifications, regulatory or otherwise, that collectively would have a material effect on North American Scientific or NOMOS.

        We do not express any opinion as to the price or range of prices at which the shares of North American Scientific Common Stock may trade subsequent to the announcement of the Merger or as to the price or range of prices at which the shares of North American Scientific Common Stock may trade subsequent to the consummation of the Merger.

        We have acted as a financial advisor to North American Scientific in connection with the Merger and will receive a customary fee for such services, a substantial portion of which is contingent on successful consummation of the Merger. In the ordinary course of business, Bear Stearns and its affiliates may actively trade the equity of North American Scientific for our own account and for the account of our customers and, accordingly, may at any time hold a long or short position in such securities.

        It is understood that this letter is intended for the benefit and use of the North American Scientific Board of Directors and does not constitute a recommendation to the North American Scientific Board of Directors or any holders of North American Scientific Common Stock as to how to vote in connection with the Merger. This opinion does not address North American Scientific's underlying business decision to pursue the Merger, the relative merits of the Merger as compared to any alternative business strategies that might exist for North American Scientific or the effects of any other transaction in which North American Scientific might engage. This letter is not to be used for any other purpose, or be reproduced, disseminated, quoted from or referred to at any time, in whole or in part, without our prior written consent; provided, however, that this letter may be included in its entirety in any joint proxy statement / prospectus to be distributed to the holders of North American Scientific Common Stock in connection with the Merger. Our opinion is subject to the assumptions and conditions contained herein and is necessarily based on economic, market and other conditions, and the information made available to us, as of the date hereof. We assume no responsibility for updating or revising our opinion based on circumstances or events occurring after the date hereof.

        Based on and subject to the foregoing, it is our opinion that, as of the date hereof, the Merger Consideration is fair, from a financial point of view, to North American Scientific.

Very truly yours,
BEAR, STEARNS & CO. INC.
By:	/s/ KEVIN CLARKE Senior Managing Director

Annex I

[LETTERHEAD OF CIBC WORLD MARKETS CORP.]

        October 24, 2003

The Board of Directors
NOMOS Corporation
200 West Kensinger Drive, Suite 100
Cranberry Township, Pennsylvania 16066

Members of the Board:

        You have asked CIBC World Markets Corp. ("CIBC World Markets") to render a written opinion ("Opinion") to the Board of Directors of NOMOS Corporation ("NOMOS") as to the fairness, from a financial point of view, to the holders of the common stock of NOMOS of the Exchange Ratio (as defined below) provided for in an Agreement and Plan of Merger (the "Merger Agreement") to be entered into among North American Scientific, Inc. ("NASI"), AM Capital I, Inc., a wholly owned subsidiary of NASI ("Sub"), and NOMOS. The Merger Agreement provides for, among other things, the merger of NOMOS with and into Sub (the "Merger") pursuant to which each outstanding share of the common stock, par value $0.0001 per share, of NOMOS ("NOMOS Common Stock") will be converted into the right to receive 0.891 (the "Exchange Ratio") of a share of the common stock, par value $0.01 per share, of NASI ("NASI Common Stock"). The Merger Agreement further provides for the conversion in the Merger of all outstanding shares of the preferred stock of NOMOS into shares of NASI Common Stock or a combination of cash and shares of NASI Common Stock (as to which we express no opinion).

        In arriving at our Opinion, we:

  (a)
  reviewed drafts dated October 24, 2003 of the Merger Agreement and certain related documents;

  (b)
  reviewed audited financial statements of NOMOS for the fiscal years ended December 31, 2000, December 31, 2001 and December 31, 2002 and unaudited financial statements of NOMOS for the nine months ended September 30, 2003, and also reviewed audited financial statements of NASI for the fiscal years ended October 31, 2000, October 31, 2001 and October 31, 2002 and unaudited financial statements of NASI for the nine months ended July 31, 2003;

  (c)
  reviewed financial forecasts and estimates relating to NOMOS and NASI which were provided to or discussed with us by the managements of NOMOS and NASI;

  (d)
  held discussions with the senior managements of NOMOS and NASI with respect to the businesses and prospects of NOMOS and NASI;

  (e)
  reviewed and analyzed certain publicly available financial data for companies that we deemed generally comparable to NOMOS and NASI;

  (f)
  reviewed and analyzed certain publicly available information for transactions that we deemed relevant in evaluating the Merger;

  (g)
  analyzed the estimated net present value of the projected future cash flows of NOMOS and NASI (separately analyzing, in the case of NASI, the projected future cash flows associated with Apomate, a product candidate of NASI) using financial forecasts and estimates, including certain assumptions of future performance contained therein, provided to or discussed with us by the managements of NOMOS and NASI; and

  (h)
  performed such other analyses and reviewed such other information as we deemed appropriate.

        In rendering our Opinion, we relied upon and assumed, without independent verification or investigation, the accuracy and completeness of all of the financial and other information provided to or discussed with us by NOMOS, NASI and their respective employees, representatives and affiliates. With respect to financial forecasts and estimates relating to NOMOS and NASI referred to above, we have assumed, at the direction of the managements of NOMOS and NASI, without independent verification or investigation, that such forecasts and estimates were reasonably prepared on bases reflecting the best available information, estimates and judgments of the managements of NOMOS and NASI as to the future financial condition and operating results of NOMOS and NASI. We have relied, at the direction of the managements of NOMOS and NASI, without independent verification or investigation, on the assessments of the managements of NOMOS and NASI as to (i) the existing and future technology, products and product candidates of NOMOS and NASI and the risks associated with such technology, products and product candidates and (ii) the ability of NOMOS and NASI to retain key employees and customers. We have assumed, with the consent of NOMOS, that the Merger will be treated as a reorganization for federal income tax purposes. We also have assumed, with the consent of NOMOS, that the Merger will be consummated in accordance with its terms without waiver, modification or amendment of any material term, condition or agreement and in compliance with all applicable laws and that, in the course of obtaining the necessary regulatory or third party approvals, consents and releases for the Merger, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on NOMOS, NASI or the Merger. In addition, representatives of NOMOS have advised us, and we therefore further have assumed, that the final terms of the Merger Agreement and related documents will not vary materially from those set forth in the drafts reviewed by us. We have neither made nor obtained any independent evaluations or appraisals of the assets or liabilities, contingent or otherwise, of NOMOS or NASI. We are not expressing any opinion as to the underlying valuation, future performance or long-term viability of NOMOS or NASI or any of their respective products or product candidates, the likelihood or timing of any approval by the U.S. Food and Drug Administration of Apomate, or the price at which NASI Common Stock will trade at any time. We express no view as to, and our Opinion does not address, the underlying business decision of NOMOS to effect the Merger nor does our Opinion address the relative merits of the Merger as compared to any alternative business strategies that might exist for NOMOS or the effect of any other transaction in which NOMOS might engage. Our Opinion is necessarily based on the information available to us and general economic, financial and stock market conditions and circumstances as they exist and can be evaluated by us on the date hereof. It should be understood that, although subsequent developments may affect this Opinion, we do not have any obligation to update, revise or reaffirm the Opinion.

        As part of our investment banking business, we are regularly engaged in valuations of businesses and securities in connection with acquisitions and mergers, underwritings, secondary distributions of securities, private placements and valuations for other purposes.

        We have acted as financial advisor to NOMOS in connection with the Merger and to the Board of Directors of NOMOS with respect to this Opinion and will receive a fee for our services, a significant portion of which is contingent upon consummation of the Merger. We also will receive a fee upon delivery of this Opinion. We and our affiliates in the past have provided, and currently are providing, services to NASI unrelated to the proposed Merger, for which services we have received, and expect to receive, compensation. In the ordinary course of business, CIBC World Markets and its affiliates may actively trade the securities of NASI for our and their own accounts and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

        Based upon and subject to the foregoing, and such other factors as we deemed relevant, it is our opinion that, as of the date hereof, the Exchange Ratio is fair, from a financial point of view, to the holders of NOMOS Common Stock. This Opinion is for the use of the Board of Directors of NOMOS in its evaluation of the Merger and does not constitute a recommendation as to how any stockholder should vote or act with respect to any matters relating to the Merger.

                      Very truly yours,

                      /s/  CIBC WORLD MARKETS CORP.

                      CIBC WORLD MARKETS CORP.

Annex J

SECTION 262 OF THE GENERAL CORPORATION LAW OF THE STATE OF DELAWARE

SECTION 262.    APPRAISAL RIGHTS

        (a)   Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder's shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word "stockholder" means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words "stock" and "share" mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words "depository receipt" mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

        (b)   Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 257, § 258, § 263 or § 264 of this title:

          (1)   Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in subsection (f) of § 251 of this title.

          (2)   Notwithstandin g paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

            a.     Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

            b.     Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 holders;

            c.     Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

            d.     Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

          (3)   In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

        (c)   Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

        (d)   Appraisal rights shall be perfected as follows:

          (1)   If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of such stockholder's shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder's shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

          (2)   If the merger or consolidation was approved pursuant to § 228 or § 253 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder's shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder's shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

        (e)   Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) hereof and who is otherwise entitled to appraisal rights, may file a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder shall have the right to withdraw such stockholder's demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder's written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) hereof, whichever is later.

        (f)    Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

        (g)   At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

        (h)   After determining the stockholders entitled to an appraisal, the Court shall appraise the shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. In determining the fair rate of interest, the Court may consider all relevant factors, including the rate of interest which the surviving or resulting corporation would have had to pay to borrow money during the pendency of the proceeding. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, permit discovery or other pretrial proceedings and may proceed to trial upon the appraisal prior to the final determination of the stockholder entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder's certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

        (i)    The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Interest may be simple or compound, as the Court may direct. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court's decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

        (j)    The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney's fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

        (k)   From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder's demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just.

        (l)    The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation. (Last amended by Ch. 82, L. "01, eff. 7-1-01.)

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 20. Indemnification of Directors and Officers

        Article Sixth of NASI's certificate of incorporation provides for the indemnification of directors or officers, in accordance with the bylaws, to the fullest extent permitted by the General Corporation Law of the State of Delaware. Article Eight of the bylaws of NASI provides that NASI shall indemnify and hold harmless, to the fullest extent permitted by law, any person made or threatened to be made a party to any legal action by reason of the fact that such person is or was a director, officer, employee or other corporate agent of NASI or any subsidiary or constituent corporation or served any other enterprise at the request of NASI, against expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action. The General Corporation Law of the State of Delaware provides for the indemnification of directors and officers under certain conditions.

        The directors and officers of NASI are insured under a policy of directors' and officers' liability insurance.

Item 21. Exhibits and Financial Statement Schedules

        (a)   The following exhibits are filed herewith or incorporated herein by reference:

Exhibit No.	Description
2.1	Agreement and Plan of Merger, dated as of October 26, 2003, by and among the Registrant, AM Capital I, Inc. and NOMOS, incorporated herein by reference to Exhibit 2 of the Registrant's Current Report on Form 8-K filed on October 27, 2003.
2.2	First Amendment to Agreement and Plan of Merger, dated as of November 25, 2003, by and among the Registrant, AM Capital I, Inc. and NOMOS.
3.1	Certificate of Incorporation of the Registrant, incorporated by reference to Exhibit 3(i) of NASI's Registration Statement on Form 10-SB, filed August 22, 1995.
3.2
Certificate of Amendment to Certificate of Incorporation of the Registrant, incorporated by reference to Exhibit 3.1 of NASI's Quarterly Report on Form 10-QSB for the fiscal quarter ended July 31, 1998.
3.3	Bylaws of the Registrant, as amended, incorporated by reference to Exhibit 3(ii) of NASI's Registration Statement on Form S-8, filed October 18, 1996.
5.1	Opinion of McDermott, Will & Emery regarding the legality of the securities being registered.(1)
8.1	Opinion of McDermott, Will & Emery regarding material federal income tax consequences relating to the merger.(1)
8.2	Opinion of Cohen & Grigsby regarding material federal income tax consequences relating to the merger.(1)
9.1	Form of Voting Trust Agreement between the Registrant and John A. Friede.
10.1	Form of Employment Agreement between the Registrant and John W. Manzetti.
10.2
Voting Agreement, dated as of October 26, 2001, between the Registrant and John A. Friede, incorporated herein by reference to Exhibit 99.1 of the Registrant's Current Report on Form 8-K filed on October 27, 2003.

10.3	Form of Indemnification Escrow Agreement among the Registrant, NOMOS and U.S. Bank.
10.4	Form of Registration Rights Agreement among the Registrant and the parties set forth on the signature pages thereto.
10.5	Form of Affiliate Letter.
10.6	Form of Lock-up Agreement.
10.7	Lease Agreement dated November 30, 1995 between Registrant and Abraham Stricks, incorporated by reference to Exhibit 10.2 of the Registrant's Annual Report on Form 10-KSB, filed January 29, 1998.
10.8
The North American Scientific, Inc. Amended and Restated 1996 Stock Option Plan (as amended through April 6, 2001), incorporated by reference to Exhibit 4.4 of the Registrant's Registration Statement on Form S-8 (Registration No. 333-61688), filed May 25, 2001.
10.9+
The North American Scientific, Inc. 2000 Employee Stock Purchase Plan, incorporated by reference to Exhibit 4.4 of the Registrant's Registration Statement on Form S-8 (Registration No. 333-34200), filed April 6, 2000.
10.10+	The Theseus 1998 Employee, Director and Consultant Stock Plan, incorporated by reference to Exhibit 4.4 to Form S-8 (Registration No. 333-64892), filed July 11, 2001.
10.11+	Rights Agreement between the Registrant and U.S. Stock Transfer Corporation, incorporated by reference to Exhibit 99.1 of the Registrant's Form 8-K, filed October 16, 1998.
10.12
Restated Agreement and Plan of Merger, dated as of September 22, 2000, among the Registrant, NASI Acquisition Corp., a wholly-owned subsidiary of the Registrant, Theseus Imaging Corporation, Dr. Allan M. Green, Robert Bender, Sally Hansen and Irwin Gruverman, incorporated by reference to Exhibit 2.1 of the Registrant's Form 8-K filed October 19, 2000.
10.13
First Amendment to Exclusive Marketing and Distribution Agreement dated February 24, 1999, by and between Mentor Corporation and the Registrant (confidential treatment granted for certain portions thereof), incorporated by reference to Exhibit 10.1 to Amendment No. 2 to the Registrant's Registration Statement on Form S-3, filed December 13, 2000.
10.14
License Agreement, effective as of April 1, 1998, by and between The Board of Trustees of Leland Stanford Junior University and Theseus Imaging Corporation, a wholly-owned subsidiary of the Registrant (confidential treatment granted for certain portions thereof), incorporated by reference to Exhibit 10.8 to the Registrant's Form 10-K filed January 29, 2001.
10.15
License Agreement, effective as of July 20, 2001, by and between AnorMED Inc. and the Registrant (confidential treatment granted for certain portions thereof), incorporated by reference to Exhibit 10.1 to the Registrant's Form 10-Q, filed March 5, 2002.
10.16	Employment Agreement, dated October 13, 2000, by and between Dr. Allan M. Green and the Registrant, incorporated by reference to Exhibit 10.12 to the Registrant's Form 10-K filed January 17, 2002.

10.17+	Employment Agreement, dated April 1, 2002, by and between L. Michael Cutrer and the Registrant, incorporated by reference to Exhibit 10.1 to the Registrant's Form 10-Q filed August 28, 2002.
10.18+
Employment Agreement, dated April 7, 1998, by and between Alan I. Edrick and the Registrant, as amended on September 29, 1999, incorporated by reference to Exhibit 10.13 to the Registrant's Form 10-K filed January 17, 2002.
10.19+
Employment Agreement, dated February 29, 2003, by and between Elliot Lebowitz, Ph.D., and the Registrant, incorporated herein by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q filed March 12, 2003.
21	Subsidiaries, incorporated herein by reference to Exhibit 21 of the Registrant's Annual Report on Form 10-K filed on January 28, 2003.
23.1	Consent of PricewaterhouseCoopers LLP (for NASI).
23.2	Consent of Ernst & Young LLP (for NOMOS).
23.3	Consent of McDermott, Will & Emery (included in the opinion filed as Exhibit 5.1 to this Registration Statement).(1)
23.4	Consent of Cohen & Grigsby, PC (included in the opinion filed as Exhibit 8.2 to this Registration Statement).(1)
24	Power of Attorney.(2)
99.1	Form of NASI Proxy Card.(1)
99.2	Form of NOMOS Proxy Card.(1)
99.3	Consent of Bear, Stearns & Co. Inc.
99.4	Consent of CIBC World Markets Corp.

(1)
To be filed by amendment.

(2)
Filed with the signature page hereto

+
Compensation plan or agreement

Item 22. Undertakings.

        (a)   The undersigned registrant hereby undertakes:

          (1)   That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

          (2)   That every prospectus (i) that is filed pursuant to paragraph (4) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act of 1933 and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3)   That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (4)   To respond to requests for information that is incorporated by reference into the joint proxy statement/prospectus pursuant to Item 4, 10(b), 11 or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

          (5)   To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

        (b)   Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

        Pursuant to the requirements of the Securities Act, the registrant has duly caused this Registration Statement to be signed by the undersigned, thereunto duly authorized in the city of Chatsworth, State of California, on the 26th day of November, 2003.

North American Scientific, Inc.
By:
/s/ L. MICHAEL CUTRER L. Michael Cutrer President and Chief Executive Officer

POWER OF ATTORNEY

        KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints L. Michael Cutrer and Alan Edrick and each of them, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities (including his capacity as a director and/or officer of North American Scientific, Inc.) to sign any or all amendments (including post-effective amendments) to this registration statement and any and all additional registration statements pursuant to rule 462(b) of the Securities Act of 1933, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto each said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

        Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed on November 26, 2003, by the following persons in the capacities indicated.

Name and Signatures	Title

/s/ L. MICHAEL CUTRER L. Michael Cutrer	President and Chief Executive Officer and Director
/s/ ALAN EDRICK Alan Edrick	Senior Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)
/s/ IRWIN J. GRUVERMAN Irwin J. Gruverman	Chairman of the Board of Directors
/s/ DONALD N. ECKER Donald N. Ecker	Director
/s/ DR. JONATHAN P. GERTLER Dr. Jonathan P. Gertler	Director
/s/ DR. ALLAN M. GREEN Dr. Allan M. Green	Director
/s/ MITCHELL H. SARANOW Mitchell H. Saranow	Director
/s/ DR. GARY N. WILNER Dr. Gary N. Wilner	Director

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REFERENCES TO ADDITIONAL INFORMATION
NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
IMPORTANT
NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
IMPORTANT

QUESTIONS AND ANSWERS ABOUT THE MERGER
SUMMARY
North American Scientific, Inc. (in thousands, except per share data)
NOMOS Corporation (in thousands, except per share data)
NASI Per Share Data
NOMOS Per Share Data
Combined Organization Pro Forma Per Share Data
RISK FACTORS
Risks Relating to the Merger
Risks Related to NOMOS and its Industry and the Effects on the Combined Company's Business
CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS
THE PROPOSED MERGER
INFORMATION REGARDING NASI
INFORMATION REGARDING AM CAPITAL I, INC.
INFORMATION REGARDING NOMOS
Management's Discussion and Analysis of NOMOS' Financial Condition and Results of Operations
OPINIONS OF FINANCIAL ADVISORS
INTERESTS OF CERTAIN PERSONS IN THE MERGER
THE MERGER AGREEMENT
RELATED AGREEMENTS
PRO FORMA FINANCIAL DATA
UNAUDITED PRO FORMA CONDENSED COMBINED CONSOLIDATED BALANCE SHEET As of July 31, 2003 (in thousands)
UNAUDITED PRO FORMA CONDENSED COMBINED CONSOLIDATED STATEMENT OF OPERATIONS Fiscal Year Ended October 31, 2002 (in thousands, except per share data)
UNAUDITED PRO FORMA CONDENSED COMBINED CONSOLIDATED STATEMENT OF OPERATIONS Nine Months Ended July 31, 2003 (in thousands, except per share data)
NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED CONSOLIDATED FINANCIAL STATEMENTS
INFORMATION ABOUT THE SPECIAL MEETINGS AND VOTING
COMPARISON OF STOCKHOLDER RIGHTS AND CORPORATE GOVERNANCE MATTERS
DESCRIPTION OF NASI CAPITAL STOCK
LEGAL MATTERS
EXPERTS
ADDITIONAL INFORMATION FOR STOCKHOLDERS
WHERE YOU CAN FIND MORE INFORMATION
INDEX TO FINANCIAL STATEMENTS
NOMOS Corporation Notes to Consolidated Financial Statements December 31, 2000, 2001, and 2002
  Annex A-1

AGREEMENT AND PLAN OF MERGER
ARTICLE I THE MERGER
ARTICLE II THE SURVIVING CORPORATION
ARTICLE III EFFECT OF THE MERGER ON SECURITIES OF MERGER SUB AND THE COMPANY
ARTICLE IV REPRESENTATIONS AND WARRANTIES OF ACQUIROR
ARTICLE V REPRESENTATIONS AND WARRANTIES OF THE COMPANY
ARTICLE VI CONDUCT OF BUSINESS PENDING THE MERGER
ARTICLE VII ADDITIONAL AGREEMENTS
ARTICLE VIII CONDITIONS
ARTICLE IX TERMINATION; FEES AND EXPENSES
ARTICLE X AMENDMENT AND WAIVER
ARTICLE XI DEFINITIONS
ARTICLE XII INDEMNIFICATION
ARTICLE XIII GENERAL PROVISIONS
  Annex A-2
RECITALS
  Annex B
VOTING AGREEMENT
RECITALS
EXHIBIT A COMPANY SHARES PROXY
EXHIBIT B ACQUIROR SHARES PROXY
Schedule 5.2(a)
  Annex C
FORM OF VOTING TRUST AGREEMENT
EXHIBIT A
VOTING TRUST CERTIFICATE
  Annex D
FORM OF INDEMNIFICATION ESCROW AGREEMENT
W I T N E S S E T H
ANNEX A STOCKHOLDER LIST
ANNEX B ESCROW AGENT FEES
ANNEX C
  Annex E
  Annex F
Form of Affiliate Letter
  Annex G
Form of Lock-Up Agreement
  Annex H
  Annex I
  Annex J
SECTION 262 OF THE GENERAL CORPORATION LAW OF THE STATE OF DELAWARE
PART II INFORMATION NOT REQUIRED IN THE PROSPECTUS
SIGNATURES
POWER OF ATTORNEY